   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1998
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                 CORTECH, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                 8731                                84-0894091
   (State or other jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
   incorporation or organization)           Classification Code Number)              Identification Number)

                             ---------------------
                                 CORTECH, INC.
                           6850 N. BROADWAY, SUITE G
                             DENVER, COLORADO 80221
                           TELEPHONE: (303) 650-1200

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                KENNETH R. LYNN
                            CHIEF EXECUTIVE OFFICER
                                 CORTECH, INC.
                           6850 N. BROADWAY, SUITE G
                                DENVER, CO 80221
                           TELEPHONE: (303) 650-1200

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

       ALAN C. MENDELSON, ESQ.                 DAVID R. SNYDER, ESQ.
       CARRIE L. SCHIFF, ESQ.                  T. MICHAEL HIRD, ESQ.
         LISA S. DUMAW, ESQ.               HAMILTON SOUTHWORTH III, ESQ.
         COOLEY GODWARD LLP                PILLSBURY MADISON & SUTRO LLP
  2595 CANYON BOULEVARD, SUITE 250          101 W. BROADWAY, SUITE 1800
          BOULDER, CO 80302                     SAN DIEGO, CA 92101
           (303) 546-4000                         (619) 234-5000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    As soon as practicable following the effectiveness of this Registration Statement and the effective time of the proposed merger (the "Merger") of Cortech Merger Sub, Inc. with and into BioStar, Inc. ("BioStar"), as described in the Agreement and Plan of Merger and Reorganization, dated as of December 22, 1997, attached as Appendix A to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement (the "Reorganization Agreement").

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(a) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

=================================================================================================================================
        TITLE OF EACH CLASS OF            AMOUNT TO BE   PROPOSED MAXIMUM OFFERING PROPOSED MAXIMUM AGGREGATE      AMOUNT OF
      SECURITIES TO BE REGISTERED        REGISTERED(1)      PRICE PER SHARE(2)         OFFERING PRICE(2)      REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $0.002 per
share(3)...............................    28,500,000              N/A                      $1,734                 $100.00
=================================================================================================================================

(1) This Registration Statement relates to the maximum number of securities of the Registrant that may be issued in the proposed Merger. This number includes shares of the Registrant's Common Stock which may be issued upon conversion of shares of BioStar capital stock which may be issued after the effective date of this registration statement and prior to the consummation of the Merger pursuant to outstanding BioStar options and warrants. With respect to such options, promptly upon the effectiveness of the Merger the Registrant intends either to incorporate such options into existing plans for which registration statements on Form S-8 have been filed, to file amendments to such registration statements to incorporate such options or to file new registration statements on Form S-8 with respect to such options.

(2) There is no established trading market for the shares of BioStar common stock and preferred stock which are to be converted into shares of Common Stock of the Registrant pursuant to the Merger described herein. In accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended, given that BioStar has an accumulated capital deficit, the proposed maximum aggregate offering price has been calculated on the basis of one-third of the aggregate par value of the BioStar shares. One-third of such aggregate par value was $1,734 on February 13, 1997, the most recent practicable date for determination.

(3) This Registration Statement also relates to the rights to purchase Series A Junior Participating Preferred Stock associated with the Common Stock of the Registrant. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by the certificate for the Registrant's Common Stock and will be transferred along with and only with the Registrant's Common Stock.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                 CORTECH, INC.
                           6850 N. BROADWAY, SUITE G
                             DENVER, COLORADO 80221

Dear Stockholder:

     Cortech, Inc., a Delaware corporation ("Cortech"), and BioStar, Inc., a Delaware corporation ("BioStar"), have entered into an Agreement and Plan of Merger and Reorganization (the "Reorganization Agreement") providing for the merger of a wholly owned subsidiary of Cortech with and into BioStar (the "Merger") and the issuance of shares of Cortech Common Stock to the BioStar stockholders. As a result of the Merger, BioStar would become a wholly owned subsidiary of Cortech.

     A special meeting of the stockholders of Cortech will be held at
          , Denver, Colorado on [       ,] 1998 at 9:00 a.m., local time
(including any adjournments or postponements thereof, the "Cortech Special Meeting"). At the Cortech Special Meeting, you will be asked to consider and vote upon a proposal to adopt and approve the Reorganization Agreement and the transactions contemplated thereby (including the Merger and the related issuance of Cortech Common Stock to the BioStar stockholders) (the "Merger Proposal"). As a result of the Merger, each outstanding share of BioStar common stock and preferred stock would be converted into the right to receive shares of Cortech Common Stock and all outstanding options and warrants to acquire BioStar common stock or preferred stock would become options and warrants to acquire Cortech Common Stock. The number of shares of Cortech Common Stock to be issued in the Merger in exchange for the outstanding shares of BioStar common stock and preferred stock and in respect of outstanding options and warrants for BioStar capital stock would not exceed 28,500,000 shares (without giving effect to the reverse stock split described below) in the aggregate. The Merger and the Reorganization Agreement are described more fully in the accompanying Joint Proxy Statement/Prospectus.

     The Bylaws of Cortech and the rules of the Nasdaq National Market require that the Merger Proposal be approved by a majority of the shares of Cortech Common Stock having voting power present in person or by proxy at the Cortech Special Meeting. Consummation of the Merger is conditioned upon, among other things, the receipt of such stockholder approval. After careful consideration, the Board of Directors of Cortech (the "Cortech Board") has unanimously approved the Reorganization Agreement and the Merger and has concluded they are fair to, and in the best interests of, Cortech and its stockholders. The Cortech Board unanimously recommends that you vote in favor of the Merger Proposal.

     At the Cortech Special Meeting, you will also be asked to consider and vote upon a proposal to approve and adopt an amendment (the "Certificate of Amendment") to Cortech's Certificate of Incorporation effecting a one-for[ ] reverse stock split and changing the name of Cortech to "BioStar Holdings, Inc." (the "Cortech Certificate Proposal"). The Cortech Certificate Proposal, which is contingent upon the effectiveness of the Merger, requires the affirmative vote of the holders of a majority of the outstanding shares of Cortech Common Stock. Approval of the Cortech Certificate Proposal, however, is not a condition to the consummation of the Merger. The Cortech Board has unanimously approved the Certificate of Amendment and has unanimously recommended that you vote in favor of the Cortech Certificate Proposal.

     In the materials accompanying this letter you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the proposals to be voted upon at the Cortech Special Meeting and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the Merger Proposal, the Cortech Certificate Proposal and the actions contemplated thereby.

     All stockholders are cordially invited to attend the Cortech Special Meeting in person. If you attend the Cortech Special Meeting, you may vote in person if you wish even though you have previously returned your completed proxy. WHETHER OR NOT YOU PLAN TO ATTEND THE CORTECH SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED, REGARDLESS OF HOW MANY SHARES YOU HOLD. APPROVAL OF THE CORTECH CERTIFICATE PROPOSAL REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF CORTECH COMMON STOCK. THEREFORE, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE.

     On behalf of the Cortech Board, I thank you for your support and ask you to vote in favor of the Merger Proposal and the Cortech Certificate Proposal.

                                            Sincerely,

                                            Kenneth R. Lynn
                                            Chairman of the Board

          YOUR VOTE IS IMPORTANT -- PLEASE RETURN YOUR PROXY PROMPTLY

                                 CORTECH, INC.
                           6850 N. BROADWAY, SUITE G
                             DENVER, COLORADO 80221
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON [       ,] 1998
                             ---------------------

TO THE STOCKHOLDERS OF CORTECH, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Cortech,
Inc., a Delaware corporation ("Cortech"), will be held on [       ,] 1998 at
[9:00] a.m. local time at             , Denver, Colorado (including any
adjournments or postponements thereof, the "Cortech Special Meeting") to consider and vote upon the following proposals:

          1. To adopt and approve the Agreement and Plan of Merger and Reorganization (the "Reorganization Agreement"), dated as of December 22, 1997, among Cortech, BioStar, Inc., a Delaware corporation ("BioStar"), and Cortech Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cortech ("Merger Sub"), and the transactions contemplated thereby (including the merger of Merger Sub with and into BioStar (the "Merger") and the related issuance of Cortech Common Stock to the BioStar stockholders). Pursuant to the Merger, BioStar would become a wholly owned subsidiary of Cortech and the stockholders of BioStar would receive shares of Cortech Common Stock in exchange for their BioStar stock. A copy of the Reorganization Agreement is attached as Appendix A to the Joint Proxy Statement/Prospectus accompanying this Notice.

          2. To adopt and approve an amendment to the Certificate of Incorporation of Cortech (the "Cortech Certificate of Amendment") which provides for (i) a change in the corporate name of Cortech to "BioStar
     Holdings, Inc." and (ii) a one-for-[     ] reverse split of outstanding
     shares of Cortech Common Stock. The Cortech Certificate of Amendment will be implemented only if the Merger is approved; however, approval of the Cortech Certificate of Amendment is not a condition to the closing of the Merger.

        3. To transact such other business as may properly come before the Cortech Special Meeting.

     The proposed Merger, the Reorganization Agreement, the Cortech Certificate of Amendment and other related matters are more fully described in the attached Joint Proxy Statement/Prospectus.

     Stockholders of record at the close of business on [          ], 1998 are
entitled to notice of, and to vote at, the Cortech Special Meeting.

     Commencing ten days prior to [       ], 1998, a list of stockholders
entitled to vote at the Cortech Special Meeting shall be open to examination by any Cortech stockholder for any purpose germane to the Cortech Special Meeting at Cortech's offices at 6850 N. Broadway, Suite G, Denver, Colorado 80221.

     All stockholders are cordially invited to attend the Cortech Special Meeting in person. Whether or not you expect to attend, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.

                                            By Order of the Cortech Board of
                                            Directors

                                            Diarmuid Boran
                                            Secretary

Denver, Colorado
      , 1998

                                 BIOSTAR, INC.
                               6655 LOOKOUT ROAD
                            BOULDER, COLORADO 80301

Dear Stockholder:

     BioStar, Inc., a Delaware corporation ("BioStar"), and Cortech, Inc., a Delaware corporation ("Cortech"), have entered into an Agreement and Plan of Merger and Reorganization (the "Reorganization Agreement") providing for the merger of a wholly owned subsidiary of Cortech with and into BioStar (the "Merger") and the issuance of shares of Cortech Common Stock to the BioStar stockholders. Subject to the approval of a charter amendment by Cortech's stockholders, after the Merger Cortech would change its name "BioStar Holdings, Inc." As a result of the Merger, BioStar would become a wholly owned subsidiary of Cortech. Pursuant to the Reorganization Agreement, a special meeting of the stockholders of BioStar (the "BioStar Special Meeting") will be held
at               on [               ], 1998 at 9:00 a.m., local time.

     At the BioStar Special Meeting you will be asked to consider and vote upon a proposal to adopt and approve the Reorganization Agreement and the Merger (the "Merger Proposal"). As a result of the Merger, each outstanding share of common stock and preferred stock of BioStar would be converted into the right to receive shares of common stock of Cortech and all outstanding options and warrants to acquire BioStar common stock or preferred stock would become options and warrants to acquire Cortech Common Stock. The number of shares of Cortech Common Stock to be issued in the Merger in exchange for the outstanding shares of BioStar common stock and preferred stock and in respect of outstanding options and warrants for BioStar capital stock would not exceed 28,500,000 shares (prior to the effect of a one-for-[--] reverse stock split which is being proposed for approval at a meeting of Cortech's stockholders). The Merger is described more fully in the accompanying Joint Proxy Statement/Prospectus.

     After careful consideration, the Board of Directors of BioStar (the "BioStar Board") has unanimously approved the Reorganization Agreement and the Merger, and has concluded they are fair to, and in the best interests of, BioStar and its stockholders. The BioStar Board unanimously recommends a vote in favor of the adoption and approval of the Reorganization Agreement and approval of the Merger. At the BioStar Special Meeting, you will also be asked to consider and vote upon a proposal to approve and adopt an amendment to the BioStar Restated Certificate of Incorporation (the "BioStar Certificate Proposal") which provides that the holders of BioStar preferred stock will only receive the consideration for their shares set forth in the Reorganization Agreement. Consummation of the Merger is contingent upon approval of the BioStar Certificate Proposal. The BioStar Board unanimously recommends a vote in favor of the adoption and approval of the BioStar Certificate Proposal.

     In the materials accompanying this letter you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the proposals to be voted upon at the BioStar Special Meeting and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the Merger, the Reorganization Agreement and the BioStar Certificate Proposal.

     All stockholders are cordially invited to attend the BioStar Special Meeting in person. If you attend the BioStar Special Meeting, you may vote in person if you wish even though you have previously returned your completed proxy. WHETHER OR NOT YOU PLAN TO ATTEND THE BIOSTAR SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. THEREFORE, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. PLEASE DO NOT SEND IN THE STOCK CERTIFICATE(S) REPRESENTING YOUR BIOSTAR COMMON STOCK OR PREFERRED STOCK AT THIS TIME.

     On behalf of the BioStar Board, we thank you for your support and ask you to vote in favor of the Merger Proposal and the BioStar Certificate Proposal.

                                            Sincerely,

                                            Teresa W. Ayers
                                            President/Chief Executive Officer

          YOUR VOTE IS IMPORTANT -- PLEASE RETURN YOUR PROXY PROMPTLY

                                 BIOSTAR, INC.
                               6655 LOOKOUT ROAD
                            BOULDER, COLORADO 80301

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON [            ], 1998

                             ---------------------

TO THE STOCKHOLDERS OF BIOSTAR, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "BioStar Special Meeting") of BioStar, Inc., a Delaware corporation ("BioStar"), will be
held on [         ], 1998, at      a.m., local time, at           to consider
and vote upon the following proposals:

          1. To (i) adopt and approve the Agreement and Plan of Merger and Reorganization (the "Reorganization Agreement"), dated as of December 22, 1997, among BioStar, Cortech, Inc., a Delaware corporation ("Cortech"), and Cortech Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Cortech ("Merger Sub"), and (ii) approve the merger of Merger Sub with and into BioStar pursuant to which BioStar would become a wholly owned subsidiary of Cortech (the "Merger"). A copy of the Reorganization Agreement is attached as Appendix A to the Joint Proxy Statement/Prospectus accompanying this Notice.

          2. To adopt and approve an amendment to the BioStar Restated Certificate of Incorporation which provides that the holders of BioStar preferred stock would only receive the consideration for their shares set forth in the Reorganization Agreement (the "BioStar Certificate Proposal").

          3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

     The proposed Merger, the Reorganization Agreement, the BioStar Certificate Proposal and other related matters are more fully described in the attached Joint Proxy Statement/Prospectus.

     Stockholders of record at the close of business on [         ], 1998 are
entitled to notice of, and to vote at, the BioStar Special Meeting and any adjournments or postponements thereof.

     All stockholders are cordially invited to attend the BioStar Special Meeting in person. Whether or not you expect to attend, WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED.

                                            By Order of the BioStar Board

                                            Edward C. Pritchard
                                            Secretary

Boulder, Colorado
         , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY OR THE SOLICITATION OF ANY PROXY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES OR THE SOLICITATION OF ANY PROXY, IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                         SUBJECT TO COMPLETION FEBRUARY 13, 1998

                                 CORTECH, INC.
                                      AND
                                 BIOSTAR, INC.

                             JOINT PROXY STATEMENT
            FOR SPECIAL MEETINGS TO BE HELD ON [            ], 1998
                             ---------------------
                                 CORTECH, INC.

                                   PROSPECTUS
                  FOR UP TO 28,500,000 SHARES OF COMMON STOCK
                           PAR VALUE $0.002 PER SHARE

     This Joint Proxy Statement/Prospectus is being furnished to holders of common stock, $.002 par value per share ("Cortech Common Stock"), of Cortech, Inc., a Delaware corporation ("Cortech"), in connection with the solicitation of proxies by the Board of Directors of Cortech (the "Cortech Board") for use at a
special meeting of the stockholders of Cortech to be held on [            ],
1998, as well as at any adjournments or postponements thereof (the "Cortech Special Meeting"). This Joint Proxy Statement/Prospectus is also being furnished to holders of common stock, $.0001 par value per share, and preferred stock, $.0001 par value per share (collectively, "BioStar Capital Stock"), of BioStar, Inc., a Delaware corporation ("BioStar"), in connection with the solicitation of proxies by the Board of Directors of BioStar (the "BioStar Board") for use at a
special meeting of the stockholders of BioStar to be held on [            ],
1998, as well as at any adjournments or postponements thereof (the "BioStar Special Meeting"). The Cortech Special Meeting and the BioStar Special Meeting are being called to consider and vote upon a proposal (the "Merger Proposal") to adopt and approve the Agreement and Plan of Merger and Reorganization dated as of December 22, 1997 (the "Reorganization Agreement") among Cortech, BioStar and Cortech Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cortech ("Merger Sub"), and the transactions contemplated thereby (including the merger of Merger Sub with and into BioStar (the "Merger") and (in the case of Cortech) the related issuance of Cortech Common Stock to the BioStar stockholders). The stockholders of Cortech and BioStar also will consider and vote upon other proposals at the Cortech Special Meeting and the BioStar Special Meeting, respectively. Such proposals are discussed more fully elsewhere in this Joint Proxy Statement/Prospectus.

     Upon consummation of the proposed Merger, BioStar will become a wholly owned subsidiary of Cortech, each outstanding share of BioStar Capital Stock will be converted into the right to receive shares of Cortech Common Stock and all outstanding options and warrants to acquire BioStar Capital Stock will become options and warrants to acquire Cortech Common Stock. The number of shares of Cortech Common Stock to be issued in the Merger in exchange for the outstanding shares of BioStar Capital Stock and in respect of outstanding options and warrants for BioStar Capital Stock will not exceed 28,500,000 shares in the aggregate (prior to the effect of a one-for[ ] reverse stock split which is being proposed for approval at the Cortech Special Meeting). The fraction of a share of Cortech Common Stock into which each share of BioStar Capital Stock will be converted pursuant to the Reorganization Agreement is referred to as the "Exchange Ratio". Although the Exchange Ratio will depend upon the capitalization of BioStar at the time of the Merger and the market price for Cortech Common Stock prior to the Merger, BioStar presently estimates that the Exchange Ratio will be approximately .5512 (based upon BioStar's capitalization as of the date of this Joint Proxy Statement/Prospectus and assuming a per share market price for Cortech Common Stock of $0.656 (the market price per share of Cortech Common Stock as of the date of the Reorganization Agreement) immediately prior to the Effective Time (as defined below)). See "The Reorganization Agreement -- Merger Consideration".

     The obligations of Cortech and BioStar to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction or waiver of various conditions, including (i) approval of the Merger Proposal by a majority of the shares of Cortech Common Stock having voting power present in person or by proxy at the Cortech Special Meeting and (ii) approval of the Merger Proposal by (a) holders of a majority of the outstanding shares of BioStar Capital Stock, voting together as a single class (on an as-converted basis), and (b) holders of a majority of the shares of each series of BioStar preferred stock, voting as separate classes. The Merger is expected to be consummated shortly after such approvals are obtained and the other conditions to the consummation of the Merger are satisfied or waived. It is currently anticipated that the Merger will
be consummated in [            ], 1998.

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of Cortech included as a part of a registration statement filed with the Securities and Exchange Commission relating to up to 28,500,000 shares of Cortech Common Stock issuable in connection with the Merger. All information contained herein concerning Cortech has been furnished by Cortech, and all information contained herein concerning BioStar has been furnished by BioStar.

     This Joint Proxy Statement/Prospectus does not cover any resales of the Cortech Common Stock issuable in the Merger. No person is authorized to make use of this Joint Proxy Statement/Prospectus in connection with any such resale.

     Holders of BioStar Capital Stock will be entitled to appraisal rights with respect to the proposed Merger by complying with the procedures set forth in
Section 262 of the Delaware General Corporation Law. Holders of Cortech Common Stock have no appraisal rights in connection with the Merger.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxies are first being mailed to stockholders of Cortech and BioStar on or about
            , 1998.

                             ---------------------

     THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS OF CORTECH AND BIOSTAR ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING AT PAGE 14.

                             ---------------------

     THE SHARES OF CORTECH COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

    The date of this Joint Proxy Statement/Prospectus is             , 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION
SUMMARY.....................................................     1
  The Companies.............................................     1
     Cortech, Inc. .........................................     1
     BioStar, Inc. .........................................     1
     Cortech Merger Sub, Inc. ..............................     2
  The Cortech Special Meeting...............................     2
     Time, Date, Place and Purpose..........................     2
     Record Date and Vote Required..........................     2
  The BioStar Special Meeting...............................     3
     Time, Date, Place and Purpose..........................     3
     Record Date and Vote Required..........................     3
  The Merger................................................     4
     General................................................     4
     Effective Time of the Merger; Closing Date.............     4
     Stock Ownership Following the Merger...................     5
     Exchange of BioStar Stock Certificates.................     5
     Cortech's Reasons for the Merger.......................     5
     Recommendation of the Cortech Board....................     6
     Opinion of Financial Advisor to Cortech................     6
     BioStar's Reasons for the Merger.......................     6
     Recommendation of the BioStar Board....................     6
     Non-Solicitation.......................................     6
     Conduct of Business....................................     6
     Composition of the Cortech Board and Officers..........     7
     Conditions to the Merger...............................     7
     Termination............................................     7
     Expenses and Termination Fees..........................     8
     Interests of Certain Persons in the Merger.............     9
     Registration Rights....................................     9
     Comparison of Stockholder Rights.......................     9
     Certain Federal Income Tax Consequences................     9
     Accounting Treatment...................................     9
     Appraisal Rights.......................................    10
  Risk Factors..............................................    10
  Markets and Market Prices.................................    10
  Cortech Certificate Proposal..............................    10
  Selected Historical Financial Information.................    11
  Summary Selected Unaudited Consolidated Pro Forma
     Financial Data.........................................    12
  Comparative Per Share Data................................    13
RISK FACTORS................................................    14
  Risks Related to the Merger...............................    14
  Risks Related to the Business and Operations of Cortech
     and BioStar............................................    15
INTRODUCTION................................................    30
THE CORTECH SPECIAL MEETING.................................    30
  Purpose of the Cortech Special Meeting....................    30
  Date, Time and Place of Meeting...........................    30

                                                              PAGE
                                                              ----
  Record Date; Voting Rights and Outstanding Shares.........    30
  Solicitation of Proxies; Expenses.........................    30
  Quorum; Vote Required.....................................    31
  Effect of Abstentions and Broker Nonvotes.................    31
  Voting and Revocability of Proxies........................    31
THE BIOSTAR SPECIAL MEETING.................................    33
  Purpose of the BioStar Special Meeting....................    33
  Date, Time and Place of Meeting...........................    33
  Record Date; Voting Rights and Outstanding Shares.........    33
  Solicitation of Proxies; Expenses.........................    33
  Quorum; Vote Required.....................................    33
  Effect of Abstentions.....................................    34
  Voting and Revocability of Proxies........................    34
CORTECH STOCK PRICE AND DIVIDEND INFORMATION................    34
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS.............    35
  Background of the Merger..................................    35
  Cortech's Reasons for the Merger..........................    37
  Cortech Board Recommendation..............................    39
  BioStar's Reasons for Merger..............................    39
  Opinion of Financial Advisor to Cortech...................    40
  Interests of Certain Persons in the Merger................    45
  Voting Agreements.........................................    46
  Affiliate Agreements......................................    47
  Certain Federal Income Tax Consequences...................    47
  Anticipated Accounting Treatment..........................    49
  Regulatory Matters........................................    49
  Rights of Dissenting Stockholders.........................    50
  Resale of Cortech Common Stock............................    51
  Effect under Cortech Rights Plan..........................    51
THE REORGANIZATION AGREEMENT................................    52
  General...................................................    52
  Merger Consideration......................................    52
  No Fractional Shares......................................    53
  Stock Options and Warrants................................    53
  Stock Ownership Following the Merger......................    53
  Conversion of Shares; Procedures for Exchange of
     Certificates...........................................    53
  Effect on Certificates....................................    54
  Corporate Matters; Composition of the Cortech Board and
     Officers...............................................    54
  Conditions to the Merger..................................    54
  Representations and Warranties............................    57
  Covenants.................................................    58
  Termination...............................................    63
  Expenses and Termination Fees.............................    64
PROPOSAL TO AMEND THE CORTECH CERTIFICATE OF
  INCORPORATION.............................................    66
  Corporate Name Change.....................................    66
  Reverse Split.............................................    66
  Effects of the Reverse Split..............................    67
  Federal Income Tax Consequences...........................    68
  Exchange of Shares........................................    68
  Required Vote.............................................    69
  Board Recommendation......................................    69

                                                              PAGE
                                                              ----
AMENDMENT OF BIOSTAR CERTIFICATE OF INCORPORATION...........    70
  Effect of Amendment.......................................    70
  Required Vote.............................................    70
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  INFORMATION...............................................    71
  Unaudited Pro Forma Combined Consolidated Balance Sheet...    72
  Unaudited Pro Forma Condensed Consolidated Statements of
     Operations.............................................    73
CORTECH BUSINESS............................................    74
  Overview..................................................    74
  Cortech's Work with Protease Inhibitors...................    74
  Cortech's Work with Bradykinin Antagonists................    76
  Product Development Risks.................................    78
  Patents, Trade Secrets and Licenses.......................    78
  CP-0127 Development Corporation...........................    79
  Marketing Strategy........................................    80
  Manufacturing.............................................    80
  Competition...............................................    80
  Government Regulation.....................................    81
  Third-Party Reimbursement.................................    83
  Human Resources...........................................    83
  Properties................................................    83
  Legal Proceedings.........................................    83
CORTECH MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    84
  General...................................................    84
  Results of Operations.....................................    84
  Liquidity and Capital Resources...........................    85
  Other Matters.............................................    86
CORTECH MANAGEMENT AND EXECUTIVE COMPENSATION...............    87
  Compensation of Directors.................................    87
  Compensation of Executive Officers........................    88
  Stock Option Grants and Exercises.........................    88
CORTECH PRINCIPAL STOCKHOLDERS..............................    90
BIOSTAR BUSINESS............................................    92
  Overview..................................................    92
  Industry Overview.........................................    93
  Strategy..................................................    94
  Thin Film Technologies....................................    94
  Products and Markets......................................    96
  Sales and Marketing.......................................   101
  Manufacturing.............................................   102
  Strategic Relationships...................................   102
  Research and Development..................................   104
  Competition...............................................   105
  Patents, Trade Secrets and Trademarks.....................   106
  Regulation................................................   106
  Reimbursement.............................................   109
  Technical and Business Advisors...........................   109
  Human Resources...........................................   110
  Facilities................................................   110
  Legal Proceedings.........................................   110

                                                              PAGE
                                                              ----
BIOSTAR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   111
  General...................................................   111
  Results of Operations.....................................   111
  Liquidity and Capital Resources...........................   113
  Other Matters.............................................   113
BIOSTAR MANAGEMENT AND EXECUTIVE COMPENSATION...............   114
  Compensation of Directors.................................   115
  Compensation of Executive Officers........................   116
  Stock Option Grants and Exercises.........................   117
  Employment Agreements.....................................   118
BIOSTAR PRINCIPAL STOCKHOLDERS..............................   119
CERTAIN TRANSACTIONS........................................   122
DESCRIPTION OF CORTECH CAPITAL STOCK........................   124
  Authorized Capital Stock..................................   124
  Cortech Common Stock......................................   124
  Cortech Preferred Stock...................................   124
  Cortech Options...........................................   124
  Warrants..................................................   125
  Certain Anti-takeover Provisions..........................   125
  Stockholder Rights Plan...................................   125
  Registration Rights.......................................   126
COMPARISON OF STOCKHOLDERS' RIGHTS..........................   127
  Class Votes...............................................   127
  Classified Board of Directors.............................   127
  Removal of Directors......................................   127
  Limitation on Directors' Liability; Indemnification of
     Directors and Officers.................................   128
  Amendments to the Certificate of Incorporation............   128
  Power to Call Special Stockholders' Meeting; Action By
     Consent................................................   128
  Inspection of Stockholders' List..........................   129
  Dividends and Repurchases of Shares.......................   129
  Amendment of Bylaws.......................................   129
  Approval of Certain Corporate Transactions................   129
  Certain Business Combination..............................   129
  Appraisal Rights..........................................   130
  Dissolution...............................................   130
  Registration Rights.......................................   130
STOCKHOLDER PROPOSALS.......................................   131
EXPERTS.....................................................   131
LEGAL MATTERS...............................................   131
REPRESENTATIVES OF INDEPENDENT PUBLIC ACCOUNTANTS...........   131
INDEX TO FINANCIAL STATEMENTS...............................   F-1

APPENDIX A -- Agreement and Plan of Merger and
  Reorganization............................................   A-1
APPENDIX B -- Proposed Amendments to Cortech Certificate of
  Incorporation.............................................   B-1
APPENDIX C -- Opinion of Cowen & Company ...................   C-1
APPENDIX D -- Section 262 of the Delaware General
  Corporation Law...........................................   D-1

                             AVAILABLE INFORMATION

     Cortech is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Cortech with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

     Under the rules and regulations of the Commission, the vote on the Merger Proposal by holders of BioStar Capital Stock constitutes an offering of the Cortech Common Stock to be issued in connection with the Merger. Accordingly, Cortech has filed with the Commission a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such Cortech Common Stock. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to Cortech, BioStar, the Merger, the securities offered hereby and related matters, reference is made to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

     The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is
http://www.sec.gov.
                             ---------------------

     This Joint Proxy Statement/Prospectus is being furnished to Cortech's stockholders in connection with the solicitation of proxies by the Cortech Board for use at the Cortech Special Meeting and to BioStar's stockholders in connection with the solicitation of proxies by the BioStar Board for use at the BioStar Special Meeting. Each copy of this Joint Proxy Statement/Prospectus mailed to the Cortech stockholders is accompanied by a form of proxy for use at the Cortech Special Meeting and each copy of this Joint Proxy Statement/Prospectus mailed to the BioStar stockholders is accompanied by a form of proxy for use at the BioStar Special Meeting. This Joint Proxy Statement/Prospectus is also being furnished by Cortech to holders of BioStar Capital Stock as a prospectus in connection with the shares of Cortech Common Stock to be issued upon consummation of the Merger.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING AND THE SOLICITATION MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CORTECH, MERGER SUB OR BIOSTAR. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY INFERENCE THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF EITHER CORTECH OR BIOSTAR SINCE THE DATE HEREOF.
                             ---------------------

     This Joint Proxy Statement/Prospectus contains trademarks of Cortech and BioStar as well as trademarks of other companies.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. This summary is not, and is not intended to be, complete by itself. This Joint Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties. Cortech's, BioStar's and the combined company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Joint Proxy Statement/Prospectus. This summary is qualified in its entirety by reference to the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus, the appendices attached hereto and the documents referred to herein. Stockholders of Cortech and BioStar are urged to review carefully all of the information contained in this Joint Proxy Statement/Prospectus, the Reorganization Agreement attached hereto as Appendix A and the other appendices attached hereto.

                                 THE COMPANIES

CORTECH, INC.

     Cortech is a biopharmaceutical company whose principal focus has been the discovery and development of novel therapeutics for the treatment of inflammatory disorders. Specifically, Cortech has directed its research and development efforts towards protease inhibitors and bradykinin antagonists. These efforts have produced certain intellectual property rights.

     In response to disappointing test results and its loss of collaborative partner support, Cortech has implemented a series of reductions in force over the past three-and-one-half years which has reduced the number of full-time, regular employees from more than 200 to fewer than 15 and effectively discontinued all internal efforts to advance its research and development activities. In addition, Cortech is currently de-commissioning its laboratories, has sold most of its scientific and technical equipment and, unless BioStar opts to retain such assets, plans to sell most of its office furniture and equipment and, where possible, its leasehold improvements.

     As a result of these actions, Cortech no longer has the staff or operative facilities required to re-commence internal research and development activities. Cortech has retained a core group of professionals who, among other things, are actively engaged in ongoing efforts to realize appropriate value from Cortech's tangible and intangible assets. It is uncertain, however, whether Cortech will be able to retain employees with sufficient knowledge and experience to realize appropriate value from Cortech's intangible assets. In light of the above, Cortech's management has focused on evaluating various strategic alternatives. As a result, Cortech entered into the Reorganization Agreement with BioStar on December 22, 1997.

     Cortech was incorporated in 1982 in Colorado and reincorporated in Delaware in August 1991. The principal executive offices of Cortech are located at 6850
N. Broadway, Suite G, Denver, Colorado 80221 (the "Cortech Principal Offices"). Cortech's telephone number is (303) 650-1200.

BIOSTAR, INC.

     BioStar develops, manufactures and markets point-of-care diagnostic tests using its proprietary, highly-sensitive, thin film technologies. BioStar's current products employ its Optical ImmunoAssay (OIA(R)) technology, a thin film, platform technology developed for the rapid detection of a variety of medical conditions. BioStar's OIA tests help caregivers, in a cost-effective and efficient manner, to identify causes of illness and select appropriate patient therapy by providing information during the initial patient encounter. Internally and through collaborative arrangements, BioStar is developing additional thin film technologies which are intended to broaden the range of applications for its existing products and to enable the introduction of new products.

     BioStar was incorporated in Delaware in May 1992. The principal executive offices of BioStar are located at 6655 Lookout Road, Boulder, Colorado 80301 (the "BioStar Principal Offices"). BioStar's telephone number is (303) 530-3888.

CORTECH MERGER SUB, INC.

     Merger Sub is a corporation recently organized as a wholly owned subsidiary of Cortech for the purpose of effecting the Merger. Merger Sub has no material assets and has not engaged in any activities except in connection with the Merger.

     The principal executive offices of Merger Sub are located at 6850 N. Broadway, Suite G, Denver, Colorado 80221. Merger Sub's telephone number is
(303) 650-1200.

                          THE CORTECH SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The Cortech Special Meeting will be held at                on [          ],
1998, at      a.m. local time. The purpose of the Cortech Special Meeting is to vote upon proposals to (i) approve and adopt the Reorganization Agreement, attached hereto as Appendix A, and the transactions contemplated thereby (including the Merger and the related issuance of Cortech Common Stock to the BioStar stockholders) (the "Merger Proposal") and (ii) approve an amendment (the "Cortech Certificate of Amendment") of the Certificate of Incorporation of Cortech, attached hereto as Appendix B, which provides for a change in Cortech's
corporate name to "BioStar Holdings, Inc." and a one-for-[     ] reverse stock
split (collectively, the "Cortech Certificate Proposal"). Approval of the Cortech Certificate Proposal is not a condition to consummation of the Merger and would be implemented only if the Merger is consummated. Holders of Cortech Common Stock may also consider and vote upon such other matters as may be properly brought before the Cortech Special Meeting or any postponements or adjournments thereof.

RECORD DATE AND VOTE REQUIRED

     Only Cortech stockholders of record at the close of business on
[          ,] 1998 (the "Cortech Record Date") are entitled to vote at the
Cortech Special Meeting. Approval of the Merger Proposal will require approval by a majority of the shares of Cortech Common Stock having voting power present in person or by proxy at the Cortech Special Meeting (the "Required Cortech Stockholder Vote"). Approval of the Cortech Certificate Proposal will require approval by the holders of a majority of the outstanding shares of Cortech Common Stock entitled to vote at the Cortech Special Meeting.

     Certain directors, an officer and other affiliates of Cortech, who together hold approximately 2.3% of the Cortech Common Stock outstanding as of the Cortech Record Date, have entered into voting agreements with BioStar (the "Cortech Voting Agreements") pursuant to which such directors, officer and other affiliates of Cortech have agreed to vote in favor of the Merger Proposal and the Cortech Certificate Proposal and have granted BioStar an irrevocable proxy to vote their shares of Cortech Common Stock in favor of the Merger Proposal and the Cortech Certificate Proposal. See "Approval of the Merger and Related Transactions -- Voting Agreements".

     This Joint Proxy Statement/Prospectus and accompanying Notice of Special Meeting of Stockholders are being mailed to all of the holders of record of Cortech Common Stock as of the Record Date and constitute notice of the Cortech Special Meeting in conformity with the requirements of the Delaware General Corporation Law (the "DGCL").

                          THE BIOSTAR SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

     The BioStar Special Meeting will be held at                on [
               ,] 1998, at      a.m. local time. The purpose of the BioStar's
Special Meeting is to vote upon (i) a proposal to approve and adopt the Merger Proposal (excluding action specific to Cortech such as the related issuance of Cortech Common Stock) and (ii) a proposal to approve and adopt an amendment (the "BioStar Certificate of Amendment") of the Restated Certificate of Incorporation of BioStar, attached to the Reorganization Agreement as Exhibit B, which provides that the holders of BioStar preferred stock will only receive the consideration for their shares as set forth in the Reorganization Agreement (the "BioStar Certificate Proposal"). Consummation of the Merger is conditioned upon approval of the BioStar Certificate Proposal. BioStar stockholders may also consider and vote upon such other matters as may be properly brought before the BioStar Special Meeting or any postponements or adjournments thereof.

RECORD DATE AND VOTE REQUIRED

     Only BioStar stockholders of record at the close of business on , 1998 (the "BioStar Record Date") are entitled to vote at the BioStar Special
Meeting. The Merger Proposal and the BioStar Certificate Proposal each will require approval by the affirmative vote of the holders of a majority of the outstanding shares of BioStar common stock and BioStar preferred stock (voting on an as-converted basis), voting together as a single class, and the affirmative vote of the holders of a majority of the shares of each series of BioStar preferred stock voting as separate classes (the "Required BioStar Stockholder Vote").

     Certain directors, officers and other affiliates of BioStar, who together hold approximately 65% of the BioStar common stock and preferred stock voting together as a single class (the "Voting Agreement Stockholders"), and 100% of the Series A Preferred Stock, 100% of the Series B Preferred Stock, 100% of the Series C Preferred Stock, at least 50% of the Series D Preferred Stock and at least 38% of the Series E Preferred Stock outstanding as of the BioStar Record Date, have entered into voting agreements with Cortech (the "BioStar Voting Agreements") pursuant to which such Voting Agreement Stockholders have agreed to vote in favor of the Merger Proposal and the BioStar Certificate Proposal and have granted Cortech an irrevocable proxy to vote their shares of BioStar Capital Stock in favor of the Merger Proposal and the BioStar Certificate Proposal. See "Approval of the Merger and Related Transactions -- Voting Agreements".

     This Joint Proxy Statement/Prospectus and accompanying Notice of Special Meeting of Stockholders were mailed to all BioStar stockholders of record as of the BioStar Record Date and constitute notice of the BioStar Special Meeting in conformity with the requirements of the DGCL.

                                   THE MERGER

GENERAL

     At the Effective Time (as defined below), Merger Sub will merge with and into BioStar, the separate existence of Merger Sub will cease and BioStar will become a wholly owned subsidiary of Cortech. It is currently anticipated that
the Effective Time will occur during [            ] 1998. In addition, the
Reorganization Agreement provides that, subject to the terms and conditions thereof, at the Effective Time the following will occur:

     Conversion of BioStar Capital Stock. Subject to the provisions contained in the Reorganization Agreement relating to the payment of cash in lieu of fractional shares and shares with respect to which appraisal rights have properly been exercised, each share of BioStar common stock and preferred stock (collectively, "BioStar Capital Stock") then outstanding will be converted into the right to receive a number of shares of Cortech Common Stock equal to the "Exchange Ratio." The Exchange Ratio is equal to a fraction the numerator of which is 28,500,000 and the denominator of which is the number of shares of BioStar Capital Stock outstanding plus the number of shares of BioStar Capital Stock issuable upon exercise of all (x) outstanding BioStar Warrants (defined below) and (y) outstanding BioStar Options (defined below), in each case as of immediately prior to the Effective Time. Although the Exchange Ratio will depend upon the capitalization of BioStar at the Effective Time and the market price for Cortech Common Stock prior to the Effective Time, BioStar presently estimates that the Exchange Ratio will be approximately .5512 (based upon BioStar's capitalization as of the date of this Joint Proxy Statement/Prospectus and assuming a per share market price for Cortech Common Stock of $0.656 (the per share market price of Cortech Common Stock as of the date of the Reorganization Agreement) immediately prior to the Effective Time). See "The Reorganization Agreement -- Merger Consideration". The number of shares of Cortech Common Stock to be issued in the Merger in exchange for the outstanding shares of BioStar Capital Stock (and in respect of outstanding options and warrants for BioStar Capital Stock) will not exceed 28,500,000 shares in the
aggregate (prior to the effect of the one-for-[     ] reverse stock split to be
considered at the Cortech Special Meeting).

     BioStar Stock Options. Each unexpired and unexercised option to purchase shares of BioStar common stock granted under the 1995 Equity Incentive Plan ("BioStar Options") will be assumed by Cortech. Each BioStar Option so assumed by Cortech will continue to have, and be subject to, substantially the same terms and conditions set forth in the documents governing such BioStar Options immediately prior to the Effective Time (subject to appropriate adjustments to the exercise price and number of shares subject thereto based upon the Exchange Ratio). As promptly as possible after the consummation of the Merger, Cortech will file a Registration Statement on Form S-8 to register the shares of Cortech Common Stock issuable upon exercise of the BioStar Options. See "The Reorganization Agreement -- Options".

     BioStar Warrants. Unless otherwise provided by the terms of each outstanding warrant to purchase securities of BioStar which are not exercised prior to the Merger and which do not expire if not exercised prior to the Merger (the "BioStar Warrants"), all rights with respect to BioStar Capital Stock underlying the BioStar Warrants will be converted into and become rights with respect to Cortech Common Stock, and Cortech will assume each such BioStar Warrant in accordance with its terms (subject to appropriate adjustments to the exercise price and number of shares subject thereto based upon the Exchange Ratio). See "The Reorganization Agreement -- Warrants".

EFFECTIVE TIME OF THE MERGER; CLOSING DATE

     The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time"). The consummation of the transactions contemplated by the Reorganization Agreement will take place on a date to be agreed upon by Cortech and BioStar (the "Closing Date"), which will be no later than the tenth business day after the satisfaction or waiver of all of the conditions to closing of the Merger set forth in the Reorganization Agreement. Assuming that all of the conditions to the Merger are satisfied or waived, it
is anticipated that the Merger will be consummated in [       ] 1998. See "The
Reorganization Agreement -- Conditions to the Merger".

STOCK OWNERSHIP FOLLOWING THE MERGER

     A maximum of 28,500,000 shares of Cortech Common Stock will be issued or issuable to holders of BioStar Capital Stock, BioStar Options and BioStar
Warrants (prior to the effect of the one-for-[     ] reverse stock split to be
considered at the Cortech Special Meeting). Based upon the number of shares of Cortech Common Stock issued and outstanding as of the Cortech Record Date, and after giving effect to the additional shares of Cortech Common Stock that are proposed to be issued or issuable pursuant to the Merger, the former holders of BioStar Capital Stock would hold approximately 60% of Cortech's total issued and outstanding shares (assuming exercise of all BioStar Options and BioStar Warrants).

EXCHANGE OF BIOSTAR STOCK CERTIFICATES

     As soon as reasonably practicable after the Effective Time, an exchange agent to be selected by Cortech (the "Exchange Agent") will mail to the holders of BioStar Capital Stock (i) a letter of transmittal (the "Letter of Transmittal") with respect to the surrender of valid certificates representing shares of BioStar Capital Stock ("BioStar Stock Certificates") in exchange for certificates representing Cortech Common Stock and (ii) instructions for use of the Letter of Transmittal. BIOSTAR STOCKHOLDERS SHOULD NOT SURRENDER THEIR BIOSTAR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL. See "The Reorganization Agreement -- Conversion of Shares; Procedures for Exchange of Certificates".

CORTECH'S REASONS FOR THE MERGER

     In approving the Reorganization Agreement and the Merger, the Cortech Board considered a number of factors, including that: (i) the combination of Cortech's cash resources and status as a public company with BioStar's products, platform technology and organization would offer Cortech's stockholders an opportunity to realize appropriate value from their investment in Cortech; (ii) the combination would afford Cortech's existing technology an enhanced opportunity to be (a) recognized as valuable and (b) advanced in externally funded development, thereby permitting Cortech stockholders an opportunity to realize any benefits therefrom; (iii) as compared with a voluntary corporate liquidation, (a) the combination would permit Cortech's stockholders an opportunity to share in potential value which would otherwise be lost in a liquidation (such as value potentially to be derived from Cortech's public company status as well as the potential going concern value of other intangible and tangible Cortech assets) and (b) Cortech's stockholders would not have to face risks as to whether or not reserves allocated to cover residual liabilities in connection with any liquidation would prove to be adequate; (iv) after reviewing numerous potential strategic transactions, and balanced against Cortech's diminishing prospects and status as a stand-alone entity (due, primarily, to continued incremental depletion of cash assets, the impairment of Cortech's ability (through a series of corporate downsizings) to undertake internal research and development and the resulting/growing potential for technological stagnation), management and the Cortech Board determined that an alternative transaction of comparable or superior terms for Cortech's stockholders likely would not become available to Cortech within the reasonably foreseeable future (if ever); and (v) BioStar possesses a variety of assets and resources that would bring value to a combined entity and thereby potentially benefit Cortech's stockholders, including: (a) a capable management team with the demonstrated ability to lead the development and commercialization of products; (b) a business plan for continued efforts to develop and commercialize products; and (c) current product revenues which will, at least partially, offset continuing research and development expenses (and thereby extend the cash resources of a combined company). See "Approval of the Merger and Related Transactions -- Cortech's Reasons for the Merger" and "The Cortech Special Meeting -- Board Recommendation".

RECOMMENDATION OF THE CORTECH BOARD

     The Cortech Board has unanimously approved the Reorganization Agreement and the Merger and has unanimously recommended a vote FOR approval of the Merger Proposal. The Cortech Board also has unanimously approved the Cortech Certificate of Amendment and has unanimously recommended a vote FOR approval of the Cortech Certificate Proposal.

OPINION OF FINANCIAL ADVISOR TO CORTECH

     Cowen & Company ("Cowen") delivered its opinion dated December 22, 1997 (the "Cowen Opinion") to the Cortech Board that, as of the date of such opinion and subject to the various considerations set forth therein, the financial terms of the Merger are fair from a financial point of view to Cortech. The full text of the Cowen Opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the scope of the review undertaken in connection with the Cowen Opinion, is attached hereto as Appendix C and is incorporated herein by reference. Holders of Cortech Common Stock are urged to, and should, read the Cowen Opinion in its entirety. See "Approval of the Merger and Related Transactions-Opinion of Financial Advisor to Cortech".

BIOSTAR'S REASONS FOR THE MERGER

     The BioStar Board considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Reorganization Agreement, and determined that the Merger provides an opportunity that serves the best interests of BioStar and its stockholders. The BioStar Board believes that the Merger may result in a number of benefits to BioStar and its stockholders, including, among other benefits, the following: (i) providing BioStar with substantially greater resources, including cash and a publicly-traded security; (ii) providing BioStar's stockholders with liquidity; and (iii) providing BioStar with access to the intangible assets associated with Cortech's business. See "Approval of the Merger and Related
Transactions -- BioStar Reasons for the Merger," and "The BioStar Special Meeting -- Board Recommendation".

RECOMMENDATION OF THE BIOSTAR BOARD

     The BioStar Board has unanimously approved the Reorganization Agreement and the Merger and has unanimously recommended a vote FOR the Merger Proposal. The BioStar Board also has unanimously recommended a vote FOR the BioStar Certificate Proposal.

NON-SOLICITATION

     Pursuant to the Reorganization Agreement, Cortech and BioStar each have agreed not to directly or indirectly solicit or initiate discussions or negotiations relating to a transaction (other than the Merger) involving a merger, consolidation, sale or similar transaction involving a significant portion of the stock or assets of Cortech or BioStar, respectively. However, Cortech and BioStar may each furnish information and enter into discussions or negotiations in response to a bona fide, unsolicited acquisition proposal if and only to the extent that the board of directors of the company receiving the proposal determines in good faith (i) after consultation with its financial advisor, that the acquisition proposal is reasonably likely to result in an offer superior to the one proposed in the Reorganization Agreement and (ii) after consultation with its outside counsel, that such actions are required in order for such board of directors to comply with its fiduciary obligations. See "The Reorganization Agreement -- Non-Solicitation".

CONDUCT OF BUSINESS

     Pursuant to the Reorganization Agreement, BioStar and Cortech have made certain covenants regarding the conduct of their respective businesses during the period from the date of the execution of the Reorganization Agreement through the Effective Time, including, without limitation, covenants to: (i) conduct their respective business and operations (a) in the ordinary course and in accordance with operating parameters previously discussed among Cortech and BioStar with regard to Cortech and in accordance with past practices with regard to BioStar and (b) in compliance with all applicable legal requirements and material contracts; (ii) use all reasonable efforts to preserve their respective business organizations and the services of their current officers and employees and maintain their respective relations and goodwill with suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons; (iii) maintain insurance policies; (iv) provide all reasonable notices, assurances and support required by any material contract relating to proprietary assets; and (v) cause their officers to report regularly concerning the status of their respective business to the other party. See "The Reorganization Agreement -- Covenants -- Conduct of BioStar's Business" and "-- Conduct of Cortech's Business".

COMPOSITION OF THE CORTECH BOARD AND OFFICERS

     Cortech has agreed to use all reasonable efforts to have the Cortech Board consist of five persons from and after the Effective Time to serve until the next election of directors (for each director's respective class), three of whom have been specified by BioStar. Promptly following the Effective Time, it is expected that the Cortech Board will be composed of Teresa W. Ayers, with a term expiring in 2000, Alexander E. Barkas, Ph.D., with a term expiring in 1999, Thomas A. Bologna, with a term expiring in 2000, Bert Fingerhut, with a term expiring in 1999, and Kenneth R. Lynn, with a term expiring in 1998. Ms. Ayers and Messrs. Barkas and Bologna have been specified by BioStar. See "Cortech Management and Executive Compensation" and "BioStar Management and Executive Compensation". Promptly following the Effective Time, the BioStar executive officers will become the executive officers of Cortech.

CONDITIONS TO THE MERGER

     The obligations of Cortech and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction or waiver of certain conditions relating to, among other things: (i) the accuracy of the representations and warranties of BioStar contained in the Reorganization Agreement (subject to certain materiality limitations); (ii) the performance in all material respects by BioStar of certain covenants and obligations contained in the Reorganization Agreement; (iii) the approval of the Merger Proposal by BioStar's stockholders and Cortech's stockholders and the approval of the BioStar Certificate Proposal by BioStar's stockholders; (iv) fewer than 10% of the outstanding shares of BioStar Capital Stock having asserted appraisal rights under the DGCL; (v) receipt of certain consents; (vi) receipt of certain certificates and legal opinions; (vii) the absence of any material adverse change to BioStar; (viii) the absence of restraining orders, injunctions and other orders preventing the consummation of the Merger; (ix) the absence of certain litigation or administrative actions or proceedings; (x) delivery of affiliate agreements by certain directors and officers of BioStar; and (xi) the Cowen Opinion not having been withdrawn as of the date of this Joint Proxy Statement/Prospectus.

     The obligation of BioStar to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement is subject to the satisfaction of certain conditions relating to, among other things: (i) the accuracy of the representations and warranties of Cortech contained in the Reorganization Agreement (subject to certain materiality limitations); (ii) the performance in all material respects by Cortech of certain covenants and obligations contained in the Reorganization Agreement; (iii) the approval of the Merger Proposal by BioStar's stockholders and Cortech's stockholders and the approval of the BioStar Certificate Proposal by BioStar's stockholders; (iv) receipt of certain legal opinions and certificates; (v) the absence of any material adverse change to Cortech; (vi) the absence of restraining orders, injunctions and other orders preventing the consummation of the Merger; (vii) the taking of all actions necessary by Cortech to cause the Cortech Board to consist of five persons, three of whom have been specified by BioStar; (viii) the absence of certain litigation or administrative actions or proceedings; and
(ix) receipt of certain consents. See "The Reorganization
Agreement -- Conditions to the Merger".

TERMINATION

     The Reorganization Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger Proposal by the stockholders of Cortech and BioStar: (i) by mutual written consent of Cortech and BioStar; (ii) subject to certain exceptions, by either Cortech or BioStar if the Merger shall not have been consummated by May 31, 1998; (iii) by either Cortech or BioStar in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) by Cortech or BioStar if the BioStar Special Meeting shall have been held and the Merger Proposal and the BioStar Certificate Proposal shall not have been approved by BioStar's stockholders; (v) by Cortech or BioStar if the Cortech Special Meeting shall have been held and the Merger Proposal shall not have been approved by Cortech's stockholders; (vi) by BioStar if (a) the Cortech Board withdraws or amends in a way adverse to BioStar its unanimous recommendation in favor of the Merger and approval of the Reorganization Agreement, (b) Cortech shall have failed to include in this Joint Proxy Statement/Prospectus such recommendation of its board, (c) the Cortech Board fails to reaffirm its unanimous recommendation within five business days of BioStar's request, (d) the Cortech Board shall have approved, endorsed or recommended a proposal (other than the Merger) for, or entered into a letter of intent or contract relating to, the acquisition of Cortech, (e) Cortech shall have failed to timely hold the Cortech Special Meeting, (f) subject to certain limitations, a tender or exchange offer for Cortech's securities shall have been commenced and Cortech does not within five days recommend rejection of such tender or exchange offer or (g) a proposal (other than the Merger) to acquire Cortech is publicly announced and Cortech does not issue a press release announcing its opposition to the proposal within five days or otherwise fails actively to oppose such proposal (any such event, a "Cortech Triggering Event"); (vii) by Cortech if (a) the BioStar Board withdraws or amends in a way adverse to Cortech its unanimous recommendation in favor of the Merger and approval of the Reorganization Agreement, (b) BioStar shall have failed to include in this Joint Proxy Statement/Prospectus such recommendation of its board, (c) the BioStar Board fails to reaffirm its unanimous recommendation within five business days of Cortech's request, (d) the BioStar Board shall have approved, endorsed or recommended a proposal (other than the Merger) for, or entered into a letter of intent or contract relating to, the acquisition of BioStar, (e) BioStar shall have failed to timely hold the BioStar Special Meeting, (f) subject to certain limitations, a tender or exchange offer for BioStar's securities shall have been commenced and BioStar does not within five business days recommend rejection of such tender or exchange offer or (g) a proposal (other than the Merger) to acquire BioStar is publicly announced and BioStar does not issue a press release announcing its opposition to the proposal within five business days or otherwise fails actively to oppose such proposal (any such event, a "BioStar Triggering Event"); (viii) by Cortech, subject to certain limitations, if any of BioStar's representations and warranties contained in the Reorganization Agreement shall be or shall have become materially inaccurate, if any of BioStar's covenants in the Reorganization Agreement shall have been breached or if Cowen withdraws its fairness opinion on or before the date of this Joint Proxy Statement/Prospectus;
(ix) by BioStar, subject to certain limitations, if any of Cortech's representations and warranties contained in the Reorganization Agreement shall be or shall have become materially inaccurate or if any of Cortech's covenants contained in the Reorganization Agreement shall have been breached. See "The Reorganization Agreement -- Termination".

EXPENSES AND TERMINATION FEES

     Pursuant to the Reorganization Agreement, except as set forth below, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Cortech and BioStar shall share equally all fees and expenses, other than attorney's fees, incurred in connection with the printing, filing and mailing of this Joint Proxy Statement/Prospectus and the Registration Statement of which this Joint Proxy Statement/Prospectus is a part. In the event that the Reorganization Agreement is terminated by Cortech (i) following the occurrence of a BioStar Triggering Event or (ii) due to a breach of the Reorganization Agreement by BioStar, then BioStar shall pay Cortech a termination fee of $500,000 plus the amount of professional fees and expenses (not to exceed $150,000) incurred by Cortech in connection with the Merger. Similarly, in the event that the Reorganization Agreement is terminated by BioStar (i) following the occurrence of a Cortech Triggering Event or (ii) due to a breach of the Reorganization Agreement by Cortech, then Cortech shall pay BioStar a termination fee of $500,000 plus the amount of professional fees and expenses (not to exceed $150,000) incurred by BioStar in connection with the Merger. See "The Reorganization Agreement -- Expenses and Termination Fees".

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Cortech Board and the BioStar Board with respect to the Reorganization Agreement and transactions contemplated thereby, Cortech and BioStar stockholders should be aware that certain members of Cortech's management and the Cortech Board and BioStar's management and the BioStar Board have interests in the Merger that are in addition to the interests of each corporation's stockholders generally. These interests arise from, among other things, certain employment agreements, severance plans, management incentive and retention programs, indemnification arrangements and other matters. For a discussion and quantification of these interests, see "Approval of the Merger and Related Transactions -- Interests of Certain Persons in the Merger".

REGISTRATION RIGHTS

     Cortech will assume BioStar's obligations to persons who have registration rights with BioStar under the BioStar Restated Investors' Rights Agreement (the "Investors' Rights Agreement"); however, such agreement provides that such persons may not request any registration until the earlier of (i) 90 days after the effective date of a registration statement for the first public offering of securities of Cortech following the Effective Time and (ii) the first anniversary of the Effective Time. For a discussion of these registration rights, see "Comparison of Stockholder Rights".

COMPARISON OF STOCKHOLDER RIGHTS

     In the event that the Merger is consummated, holders of BioStar Capital Stock will become holders of shares of Cortech Common Stock. The rights of stockholders of Cortech differ from the rights of BioStar stockholders with respect to certain matters. For a summary of these differences, see "Comparison of Stockholders' Rights".

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is expected to be a tax-free reorganization for federal income tax purposes, so that no gain or loss will be recognized by the BioStar stockholders on the exchange of BioStar Capital Stock for Cortech Common Stock, except to the extent that BioStar stockholders receive cash pursuant to the exercise of appraisal rights or in lieu of fractional shares. The Reorganization Agreement does not require the parties to obtain a ruling from the Internal Revenue Service as to the tax consequences of the Merger. As a condition to the closing of the Merger, BioStar and Cortech are to receive opinions from their respective counsel that, based on certain assumptions and certifications, the Merger will be treated as a tax-free reorganization for federal income tax purposes. BIOSTAR STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER. See "Approval of the Merger and Related Transactions -- Certain Federal Income Tax Consequences".

ACCOUNTING TREATMENT

     Although as a legal matter Cortech is acquiring BioStar, the Merger will be accounted for as a "purchase" of Cortech by BioStar for accounting and financial reporting purposes. Accordingly, BioStar's historical financial statements will be the financial statements of the post-merger combined company. Under the purchase method of accounting, Cortech's results of operations will be combined with those of BioStar from and after the Effective Time, and Cortech's specific tangible and identifiable intangible assets and liabilities will be recorded on BioStar's books at their respective fair values at the Effective Time. A determination of the fair value of Cortech's specific tangible and identifiable intangible assets and liabilities will be made in order to allocate the purchase price to the assets acquired and the liabilities assumed. See "Approval of the Merger and Related Transactions -- Anticipated Accounting Treatment".

APPRAISAL RIGHTS

     Holders of BioStar Capital Stock are generally entitled to appraisal rights with respect to the Merger under the DCGL. If the Merger Proposal is approved by the Required BioStar Stockholder Vote and is not terminated in accordance with the Reorganization Agreement, BioStar's stockholders who do not vote for the Merger Proposal and who comply with all applicable provisions of the DCGL will have the right to exercise appraisal rights and receive the "fair value" of their shares of BioStar Capital Stock in cash. A dissenting stockholder of BioStar must follow the appropriate procedures under the DGCL or suffer the termination or waiver of such appraisal rights. For a more detailed description of the procedures applicable to the exercise of appraisal rights, see "Approval of the Merger and Related Transactions -- Rights of Dissenting Stockholders". The full text of the pertinent statutory provisions of the DCGL relating to the proper exercise of such appraisal rights is attached hereto as Appendix D and should be read carefully and in its entirety.

     Holders of Cortech Common Stock will not be entitled to exercise appraisal rights under the DGCL with respect to the Merger.

                                  RISK FACTORS

     The Merger and an investment in securities of Cortech involve certain risks and uncertainties, including risks related to the respective businesses of Cortech and BioStar and other risks and uncertainties discussed under "Risk Factors" and elsewhere in this Joint Proxy Statement/Prospectus. See "Risk Factors".

                           MARKETS AND MARKET PRICES

     Cortech Common Stock is listed on the Nasdaq National Market under the symbol "CRTQ". On December 19, 1997, the last trading day before the announcement by Cortech and BioStar that they had entered into the Reorganization Agreement, the closing sale price of Cortech Common Stock as reported on the Nasdaq National Market was $0.594 per share. On February 12, 1998, the closing sale price of Cortech Common Stock as reported on the Nasdaq National Market was $0.61 per share. There can be no assurance as to the actual market price of Cortech Common Stock prior to, at or at any time following the Effective Time.

     Following the Merger, assuming necessary stockholder approval of the Cortech Certificate Proposal, Cortech will change its corporate name to "BioStar Holdings, Inc." Cortech will apply to have the Cortech Common Stock, including the Cortech Common Stock issuable upon the consummation of the Merger in exchange for BioStar Capital Stock, approved for quotation by Nasdaq under the symbol "BSTR". Cortech's continued listing on the Nasdaq National Market is dependent upon Cortech achieving a minimum bid price of $1.00 per share of Cortech Common Stock. See "Risk Factors -- Potentional Loss of Nasdaq National Market Listing."

     BioStar is privately held and no established trading market exists for BioStar Capital Stock. Accordingly, information with respect to the market price of Cortech Common Stock on an historical and equivalent per share basis has been omitted.

                          CORTECH CERTIFICATE PROPOSAL

     The Cortech Certificate Proposal, which would be implemented only if the Merger is consummated, provides for a change in Cortech's corporate name to
"BioStar Holdings, Inc." and a one-for-[          ] reverse stock split. The
primary objective of the Cortech Board with respect to such reverse stock split is to increase the per share market price of Cortech Common Stock. A significant collateral effect will be to increase the number of authorized but unissued shares of Cortech Common Stock. See "Proposal to Amend the Cortech Certificate of Incorporation".

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following tables set forth certain selected historical financial data of Cortech and BioStar. This data is derived from and should be read in conjunction with, and is qualified in its entirety by, the financial statements, including the notes thereto, of Cortech and BioStar appearing elsewhere in this Joint Proxy Statement/Prospectus. See "Cortech Financial Statements" and "BioStar Financial Statements".

                                    CORTECH

                                                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1997      1996       1995       1994       1993
                                                -------   -------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF OPERATIONS DATA:
  Revenues....................................  $ 3,451   $ 7,422   $  5,140   $  1,470   $  3,472
  Losses from operations......................  $(7,717)  $(7,531)  $(18,106)  $(28,489)  $(15,432)
  Net loss....................................  $(6,778)  $(6,339)  $(16,421)  $(26,738)  $(14,183)
  Basic net loss per share....................  $ (0.37)  $ (0.35)  $  (0.92)  $  (1.52)  $  (0.95)
HISTORICAL BALANCE SHEET DATA:
  Total assets................................  $16,445   $25,483   $ 28,643   $ 45,553   $ 68,763
                                                =======   =======   ========   ========   ========
  Stockholders' equity........................  $15,383   $22,125   $ 26,977   $ 43,073   $ 66,354
                                                =======   =======   ========   ========   ========

                                    BIOSTAR

                                                        AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                    1997      1996      1995      1994      1993
                                                   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF OPERATIONS DATA:
  Revenues.......................................  $15,858   $12,367   $ 9,591   $ 3,990   $ 1,272
  Losses from operations.........................  $(1,143)  $(3,172)  $(4,624)  $(7,096)  $(6,341)
  Net loss.......................................  $(1,933)  $(3,823)  $(4,803)  $(6,969)  $(6,174)
  Basic and diluted net loss per share...........  $ (1.00)  $ (2.23)  $ (2.55)  $ (5.39)  $(18.13)
HISTORICAL BALANCE SHEET DATA:
  Total assets...................................  $ 6,329   $ 5,782   $ 6,916   $ 7,387   $ 5,930
  Total short term and long term debt............  $ 8,499   $ 7,248   $ 5,249   $ 1,149   $   593
  Stockholders' equity (deficit).................  $(5,613)  $(3,773)  $   (16)  $ 4,869   $ 4,274

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                  INFORMATION

     The following table sets forth unaudited pro forma condensed consolidated financial data for Cortech and BioStar which gives effect to the Merger, accounted for as a purchase of Cortech by BioStar for accounting and financial reporting purposes, as if it had been consummated as of January 1, 1997 for income statement data and as of December 31, 1997 for balance sheet data. See "Approval of the Merger and Related Transactions -- Anticipated Accounting Treatment." The pro forma data is not necessarily indicative of the results that would have been achieved had such transaction been consummated on such dates and should not be construed as representative of future operations. This presentation is subject to the assumptions set forth in the notes to the Unaudited Pro Forma Condensed Consolidated Financial Information appearing elsewhere in this Joint Proxy Statement/Prospectus. The information presented should be read in conjunction with such pro forma financial information and the notes thereto, and the historical financial statements including the notes thereto, of Cortech and BioStar, respectively, appearing elsewhere in this Joint Proxy Statement/Prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Information", "Cortech Financial Statements" and "BioStar Financial Statements".

                                                                         AT OR FOR THE
                                                                          YEAR ENDED
                                                                       DECEMBER 31, 1997
                                                              -----------------------------------
                                                                (IN THOUSANDS EXCEPT PER SHARE
                                                                             DATA)
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Revenues..................................................                $19,309
  Loss from operations......................................                $(8,860)
  Net loss..................................................                $(8,118)
  Basic and diluted net loss per share......................                $ (0.18)
  Shares used in basic and diluted net loss per share
     calculation............................................                 44,619
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DATA:
  Total assets..............................................                $22,287
  Total short term and long term debt.......................                $ 2,434
  Stockholders' equity......................................                $13,342

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of Cortech and BioStar, as well as unaudited pro forma per share data of Cortech and BioStar based on the assumption that the Merger was effective on January 1, 1997 for income statement data and on December 31, 1997 for balance sheet data. The pro forma data is not necessarily indicative of the results that would have been achieved had such transaction been consummated on such dates and should not be construed as representative of future operations. The pro forma presentation is subject to the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information appearing elsewhere in this Joint Proxy Statement/Prospectus. The information presented should be read in conjunction with such unaudited pro forma condensed consolidated financial information and notes thereto, and the historical financial statements and notes thereto, of Cortech and BioStar, respectively, included elsewhere in this Joint Proxy Statement/Prospectus. No cash dividends have ever been declared or paid on Cortech Common Stock or BioStar Capital Stock. See "Unaudited Pro Forma Condensed Consolidated Financial Information", "Cortech Financial Statements" and "BioStar Financial Statements".

                                                                AT OR FOR THE
                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
HISTORICAL -- CORTECH:
Basic and diluted net loss per common share.................       $(0.37)
Book value per common share.................................       $ 0.83
HISTORICAL -- BIOSTAR:
Basic and diluted net loss per common share.................       $(1.00)
Book value per common share.................................       $(2.86)
PRO FORMA COMBINED PER CORTECH SHARE:
Basic and diluted net loss per common share.................       $(0.18)
Book value per common share.................................       $ 0.30
PRO FORMA EQUIVALENT PER BIOSTAR SHARE (1):
Basic and diluted net loss per common share.................       $(0.10)
Book value per common share.................................       $ 0.17

---------------
(1) Reflects the Pro Forma Combined Per Cortech Share amounts multiplied by the estimated Exchange Ratio of .5512 of a share of Cortech Common Stock for each share of BioStar Capital Stock. Such Exchange Ratio assumes a per share market price of $.656 for Cortech Common Stock (based upon BioStar's capitalization as of the date of this Joint Proxy Statement/Prospectus and the per share market price of Cortech Common Stock as of the date of the Reorganization Agreement) immediately prior to the Effective Time. See "The Reorganization Agreement -- Merger Consideration".

                                    RISK FACTORS

     The following factors should be considered carefully in evaluating the proposals to be voted upon by the stockholders of Cortech and BioStar and in evaluating an investment in the Cortech Common Stock offered hereby. For periods following the Merger, references to the products, businesses, results of operations or financial condition of Cortech or the combined company should be considered to refer to Cortech and its subsidiaries, including BioStar, unless the context otherwise requires.

RISKS RELATED TO THE MERGER

     Dependence Upon BioStar Business, Operations and Management. Following the Merger, the combined company's business, operations and management will consist almost entirely of the business, operations and management of BioStar as existing prior to the Merger. Cortech stockholders should be aware that the Merger represents the investment of substantially all of Cortech's existing cash resources into a new and different line of business, and that the combined company's future performance will be almost entirely dependent upon (and subject to the risks relating to) BioStar's business, strategy, operations, management and personnel. Although Cortech and BioStar believe that the combined company will be able to realize value from Cortech's tangible and intangible assets after the Merger, there can be no assurance that the combined company will be able to do so. In addition, there can be no assurance that stockholders of Cortech and BioStar would not achieve greater returns on their investment if Cortech and BioStar were to remain independent companies.

     Potential Loss of Nasdaq National Market Listing. Trading in Cortech Common Stock is presently quoted on the Nasdaq National Market. Cortech has been advised by Nasdaq that the continued quotation of Cortech Common Stock on the Nasdaq National Market is in jeopardy due to a bid price for Cortech Common Stock of less than $1.00 per share. The reverse stock split included as part of the Cortech Certificate Proposal (the "Reverse Split") is intended to increase the post-Merger per share bid price of Cortech Common Stock in order to satisfy Nasdaq's related requirement. In the event that the Merger Proposal is approved but the Cortech Certificate Proposal is not implemented following the Cortech Special Meeting (for example, because the Cortech Certificate Proposal is not approved at the Cortech Special Meeting), Cortech would propose a reverse stock split of Cortech Common Stock for approval at an Annual Meeting of the Cortech Stockholders to be held as soon as reasonably practicable following the Cortech Special Meeting. There can be no assurances that Cortech will be able to maintain its Nasdaq National Market listing (whether as a result of failure to meet the minimum bid price requirement or other requirements imposed by the Nasdaq National Market). The absence of the quotation of trading in Cortech Common Stock on the Nasdaq National Marketwould have an adverse effect on the market for, and the market price of, Cortech Common Stock. See "Proposal to Amend the Cortech Certificate of Incorporation -- Reverse Split".

     Availability of Additional Shares. The Reverse Split will have the effect of increasing the number of authorized but unissued shares of Cortech Common Stock. This would permit Cortech to use such shares in connection with Cortech's employee benefit plans, the options, warrants and rights formerly relating to BioStar Capital Stock which will be assumed by Cortech in the Merger and possible future issuances. At the Cortech Record Date, there were issued and
outstanding [     ] shares of Cortech Common Stock and options and warrants to
acquire an additional [     ] shares of Cortech Common Stock. The number of
shares of Cortech Common Stock to be issued in connection with the Merger will
not exceed 28,500,000 shares (pre-Reverse Split). Accordingly, only [          ]
of the 50,000,000 shares of Cortech Common Stock authorized would be available for possible future issuances absent the Reverse Split. See "Proposal to Amend the Cortech Certificate of Incorporation -- Reverse Split".

     Shares Eligible for Future Sale. In excess of 80% of Cortech's currently outstanding shares (as of January 30, 1998) are freely tradable (subject to volume limitations applicable to affiliates). If the Merger is consummated, Cortech will issue to securityholders of BioStar an aggregate maximum of 28,500,000 shares of Cortech Common Stock. Substantial sales of shares of Cortech Common Stock could occur after the Merger. Immediately upon consummation of the Merger, all of the shares issuable in the Merger will be freely-tradable (subject to volume limitations and other restrictions of Rule 145 under the Securities Act for persons who were affiliates of BioStar prior to the Merger or who are affiliates of the combined company following the

Merger). However, holders of approximately 23,139,053 of such shares have agreed not to, directly or indirectly, sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any such shares for a period ending 180 days from the Effective Time (the "lock-up period") without the prior written consent of Cortech. Based on the number of BioStar Options outstanding as of January 31, 1998 and Cortech's intent to file a registration statement with respect to the underlying shares of Cortech Common Stock promptly following the Merger, an additional 2,403,050 shares could be sold upon the exercise of BioStar Options promptly following the Effective Time. Also, holders of 25,324,452 shares of BioStar's Capital Stock have certain rights to require that BioStar file a registration statement with the Securities and Exchange Commission with respect to their shares. See "Comparison of Stockholders' Rights". Future sales of a substantial number of such shares of Cortech Common Stock could adversely affect or cause substantial fluctuations in the market price of Cortech Common Stock.

RISKS RELATED TO THE BUSINESS AND OPERATIONS OF CORTECH AND BIOSTAR

     History of Operating Losses; No Assurance of Future Profitability. Each of Cortech and BioStar has incurred operating losses in each year since their respective dates of inception. For the fiscal year ended December 31, 1997, Cortech had a net loss of $6.8 million, and through such date has an accumulated deficit of $84.6 million. For the fiscal year ended December 31, 1997, BioStar had a net loss of $1.9 million, and through such date has an accumulated deficit of $25.8 million. Each of Cortech's and BioStar's losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with their respective operations. Cortech's costs have exceeded its revenues, which have come from research and development funding and interest income from investment of excess cash. BioStar's costs also have exceeded its revenues, which, to date, have principally been derived from sales of diagnostic products, funding from government research grants and payments from collaborators. After the Merger, the combined company will continue to incur operating losses as a result of increases in its expenses for research and product development, clinical trials, regulatory approvals and expansion of sales and marketing capability. The amount of future operating losses and time required by the combined company to reach profitability, if ever, are highly uncertain. The combined company's ability to generate significant revenues and become profitable is dependent in large part on its ability to commercialize successfully new BioStar products, continue selling current products and generate revenues through strategic partnerships. There can be no assurance that the combined company will continue to generate revenue from BioStar's current products, successfully commercialize any of BioStar's current or future products or secure ongoing revenues from strategic partners. See "Cortech Management's Discussion and Analysis of Financial Condition and Results of Operations" and "BioStar Management's Discussion and Analysis of Financial Condition and Results of Operations".

     No Assurance of Successful or Timely Development of Additional Diagnostic Products. The combined company's business strategy will involve the development of additional diagnostic products. The combined company's success in developing new diagnostic products will depend on its ability to achieve scientific and technological advances and to translate these advances into commercially competitive products on a timely basis. Development of new products requires significant research, development and testing efforts. There can be no assurance that future diagnostic products will be successfully developed or commercialized on a timely basis, if at all. The combined company will have limited resources to devote to the development of products and, consequently, a delay in the development of one product or the use of resources for product development efforts that prove unsuccessful may delay or jeopardize the development of other products. The combined company will also depend on collaborative partners successfully and timely performing research and development activities on behalf of or together with the combined company. The combined company's development efforts may be adversely affected by a number of factors, many of which will be beyond the combined company's control, including technological difficulties, proprietary technologies of others, possible changes in government regulation of diagnostic products and the availability of sources of funding. Even if future diagnostic products become commercially viable, there can be no assurance that such products will receive FDA clearance. Furthermore, the combined company may experience significant delays in the commercial introduction of such products. Any delay in the development, introduction and marketing of future diagnostic products could result in such products being marketed at a time when their cost and performance characteristics would not enable them to compete effectively in their respective markets. If the combined company is unable, for technological or other reasons, to complete the development and introduction of any new product or if any new product is not approved or cleared for marketing or does not achieve a significant level of market acceptance, the combined company's results of operation could be materially and adversely affected. See "BioStar Business -- Products and Markets" and "-- Regulation".

     No Assurance of Successful or Timely Development of Therapeutic Products. Following the Merger, it is anticipated that the combined company will focus its resources on the development, production and marketing of diagnostic products. Since Cortech's therapeutic compounds are at an early stage of development and will require significant additional research, development and preclinical and extensive clinical testing prior to submission of any regulatory application for commercial use, Cortech's current business must be evaluated in light of the uncertainties and complications present in a development stage biopharmaceutical company.

     Due to the high costs associated with the research and development of its technology, Cortech is currently seeking either to sell its rights to its technology or to obtain financing from a corporate partner for further development of such technology. Neither Cortech nor BioStar intends that the combined company will undertake further development of Cortech's technology without a collaborative partner. Presently, there are no agreements, understandings or active, substantive negotiations between Cortech and any third party to purchase any of Cortech's technology rights or fund further development of such technology. There can be no assurance that the combined company will be able to effect any transaction involving a sale of technology rights or establish such a collaboration on favorable terms, if at all.

     Even if a collaborative partner is found to fund the combined company's research and development activities with respect to potential therapeutic products, there can be no assurance that such activities will be successfully completed, that the compounds under development will prove safe and effective in clinical trials, that required regulatory approvals will be obtained, that products will be manufactured at an acceptable cost and with appropriate quantity and quality or that any approved products can be successfully marketed or will be accepted by patients, health care providers and thirdparty payors. See "Cortech Business -- Cortech's Work with Protease Inhibitors", "-- Cortech's Work with Bradykinin Antagonists", "-- Regulation" and "-- Reimbursement".

     Dependence on Collaborative Relationships and Third Parties for Diagnostic Product Development and Commercialization. BioStar has entered into licensing and research and development agreements with collaborative partners from which it derived a significant percentage of its revenues in 1997. Contract revenues consist of milestone payments, grant revenues, funded feasibility, product development costs and licensing fees. Pursuant to these agreements, BioStar's collaborative partners have significant responsibilities for the costs of development, promotion, regulatory approval and/or sale of BioStar's products. For example, BioStar's grants from the National Institutes of Health ("NIH") are government funded and, as a result, are subject to the continued availability of funding for medical research in the federal budget. The combined company will continue to rely on collaborative partners for the development of products and technologies. The amount and timing of resources that any of these partners devotes to these activities will generally be based on progress by the combined company in its product development efforts. In addition, several of these agreements may be terminated by the partner upon prior notice without cause. There can be no assurance that any of these partners will perform its contractual obligations or that it will not terminate its agreement. The failure to adapt BioStar products to different formats and instruments, or otherwise to commercialize such products would have a material adverse effect on the combined company's business, financial condition and results of operations.

     Additionally, the combined company's strategy for future development, clinical testing, manufacturing and commercialization of BioStar products is largely dependent upon the establishment of collaborations with corporate partners and other third parties. There can be no assurance that the combined company will be able to negotiate such collaborative arrangements on acceptable terms, if at all, or that current or future collaborative arrangements will be successful. To the extent that the combined company is not able to establish such arrangements, it would experience increased capital requirements to undertake such activities at its own expense. The combined company also may encounter significant delays in introducing diagnostic products into certain markets or find that the development, manufacture or sale of diagnostic products in such markets is adversely affected by the absence or lack of success of any such collaborations. With respect to any products manufactured by third parties, there can be no assurance that any such third-party manufacturer would perform acceptably or that failures by third parties would not delay clinical trials or the submission of products for regulatory approval or impair the combined company's ability to deliver products on a timely basis. The combined company also will be dependent on the efforts of such third parties to market or promote its products. See "Cortech Business -- Cortech's Work with Protease Inhibitors", "-- Cortech's Work with Bradykinin Antagonists" and "BioStar Business -- Strategic Partners".

     Dependence on Collaborative Relationships and Third Parties for Therapeutic Product Commercialization. Drug discovery and development programs are capital intensive. Since management anticipates that it will focus its capital resources on diagnostic products and believes that raising funds in the public capital markets to use to develop therapeutic products may remain unattractive for the combined company for the foreseeable future, the combined company's strategy for the development, clinical testing, manufacture and commercialization of potential therapeutic products largely depends upon collaborations with corporate partners and other third parties. There can be no assurance that the combined company will be able to negotiate any such collaborative arrangements on acceptable terms, if at all. To the extent that the combined company is not able to establish such arrangements, it would require more capital to undertake such activities at its own expense. The combined company may also encounter significant delays in introducing its products into certain markets or find that the development, manufacture and sale of its products in such markets is adversely affected by the absence or lack of success of any such collaborations. There can be no assurance that any third party collaborator will perform acceptably or that failures by such third parties would not delay clinical trials or the submission of products for regulatory approval or impair the combined company's ability effectively to commercialize any therapeutic products. See "Cortech Business -- Cortech's Work with Protease Inhibitors" and "-- Cortech's Work with Bradykinin Antagonists".

     Seasonality of Products; Quarterly Fluctuations in Results of Operations. BioStar's operating results have historically been subject to quarterly fluctuations. For as long as the majority of BioStar's product sales are sales of its group A streptoccocus ("GAS") tests, BioStar's revenues will be seasonal, concurrent with the time of the year in which respiratory infections and viruses are prevalent. In addition, two of BioStar's products in development are also directed at respiratory infections (pneumonia and influenza). Consequently, BioStar's revenues are, and BioStar and Cortech expect that the combined company's revenues will be, concentrated in the first and fourth quarters of each fiscal year. This seasonal variation could have negative effects on the trading price of Cortech Common Stock. Cortech and BioStar believe that future operating results of the combined company will also be subject to quarterly fluctuations due to a variety of other factors, including whether and when new products are successfully developed and introduced by the combined company or its competitors, market acceptance of current or new products, regulatory delays, product recalls, competition and pricing pressures from competitive products, manufacturing delays, shipment problems and changes in the mix of products sold. In addition, the combined company's operating results will be adversely affected if its products do not gain substantial market acceptance or if its product development efforts are unsuccessful or subject to delays. See "BioStar Business".

     Concentration of Sales of Diagnostic Products. In 1997, at least 80% of BioStar's product sales revenues were derived from sales of GAS products. For the foreseeable future, Cortech and BioStar expect that the combined company's revenues and profitability will substantially depend on sales of GAS products. Competitive pressures could erode the combined company's profit margins for its GAS products. A decrease in the competitiveness or market acceptance of BioStar's GAS products could have a material adverse effect on BioStar's business, financial condition and results of operations. See "BioStar
Business -- Products and Markets".

     Dependence on Externally Sourced Products for Growth. BioStar currently sells four diagnostic products under license from Wyntek Diagnostics, Inc. ("Wyntek"), and BioStar may seek to expand its relationship with Wyntek to include additional products. Termination of the Wyntek agreement could have a material adverse effect on the combined company's business, financial condition and results of operations. In addition to the Wyntek arrangement, the combined company's growth strategy includes sales of externally sourced products. There can be no assurance that the combined company will be able to identify suitable products or, once identified, be able to enter into agreements to in-license such products on acceptable terms, if at all. See "BioStar Business -- Products and Markets".

     Reliance on Sales Force for Sales of Diagnostic Products. BioStar has marketed and sold its products in the clinical and physician office markets in the United States through a "flex" representative sales force. The costs associated with hiring and training flex sales representatives are substantial, and the orientation and training period for flex sales representatives can be as long as three months. In the past, BioStar has experienced significant employee turnover in its flex representative sales force and incurred substantial costs as a result. There can be no assurances that the combined company will not experience substantial turnover in the its sales force in the future. Such substantial turnover could have a material adverse effect on the combined company's business, financial condition and results of operations. In addition, in order to effectively distribute the higher volume and greater breadth of products that will be necessary for the combined company's success, the combined company may need to expand the efforts of its sales force. Failure to do so could materially and adversely affect the combined company's business, financial condition and results of operations. See "BioStar Business -- Sales and Marketing".

     Dependence on Distribution Partners for Sales of Diagnostic Products. In the United States hospital and reference laboratory markets, BioStar has marketed and sold its products through the efforts of Murex Diagnostics, Inc. ("Murex"), one of BioStar's distributors. If the Murex distribution agreement is terminated and the combined company is unable to enter into a replacement agreement, or if the combined company elects to distribute new products directly, it would have to invest in additional sales and marketing resources, possibly including additional field sales personnel, which would significantly increase expenses. Loss of effective distribution capability in the hospital and reference laboratory markets could have a material adverse effect on the combined company's sales of diagnostic products unless suitable alternatives can be arranged. There can be no assurance that the combined company would be able to enter into replacement distribution or marketing agreements on favorable terms, if at all, or that if the combined company elected to replace distributors, it would be able to do so successfully. See "BioStar
Business -- Sales and Marketing".

     Risks Regarding Potential Future Acquisitions. The combined company's growth strategy is dependent upon a number of factors, including its ability to acquire complementary companies, products or technologies. Acquisitions involve a number of risks such as short-term negative effects on the combined company's reported operating results, diversion of management's attention, unanticipated problems or legal liabilities, and the integration of potentially dissimilar operations, some or all of which could have a material adverse effect on the combined company's business, financial condition and results of operations. See "BioStar Business -- Strategy".

     No Assurance of Market Acceptance of Point-of-Care Diagnostic Products. The majority of diagnostic testing is currently performed at large clinical laboratories rather than point-of-care sites. There can be no assurance that the combined company will be successful in developing and penetrating the point-of-care market for diagnostic testing. To date, BioStar has penetrated only a small portion of the point-of-care market. Market acceptance of the combined company's point-of-care products will depend on the combined company's ability to demonstrate the accuracy and value of its products and to persuade caregivers to perform the combined company's tests in the caregivers' own facilities rather than send those tests to clinical laboratories. In addition, market acceptance of new products will depend on a number of factors, including the receipt and timing of regulatory approvals or clearances, the availability of third-party reimbursement and the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of diagnostic products and their advantages over existing technologies and products. There can be no assurance that the combined company will be able to market potential diagnostic products successfully, even if they perform successfully in clinical trials. Furthermore, there can be no assurance that caregivers, laboratories or the medical community in general will accept and utilize the point-of-care testing system in general or existing diagnostic products or products that may be developed in particular. See "BioStar
Business -- Industry Overview," "-- Products and Markets," "-- Regulation" and "-- Reimbursement".

     Dependence on Suppliers. The components of BioStar's OIA tests are chemical and packaging supplies that are generally available from several suppliers, except certain antibodies, absorbent papers which BioStar purchases from single suppliers. BioStar mitigates the risk of a loss of supply by maintaining a sufficient supply of such antibodies to ensure an uninterrupted supply for at least six months. Although BioStar believes that it can substitute a new supplier with respect to any of these components in a timely manner, there can be no assurances that the combined company will be able to substitute a new supplier in a timely manner and failure to do so could have a material adverse effect on the combined company's business, financial condition and results of operations.

     Limited Manufacturing Experience with Diagnostic Products and Detection Technologies in Development. Although BioStar has manufactured over ten million diagnostic tests based on its OIA technology, certain of BioStar's diagnostic products in development incorporate new surfaces and detection technologies with which BioStar has no manufacturing experience. Assuming successful development and receipt of required regulatory approvals, significant work may be required to scale up production for each new product prior to such product's commercialization. There can be no assurance that such work can be completed in a timely manner and that such new products can be manufactured cost-effectively, to regulatory standards or in sufficient volume.

     Uncertainties Related to Therapeutic Product Development and Clinical Trials. Before it can obtain regulatory approval for the commercial sale of any of any therapeutic products, the combined company must demonstrate, through preclinical studies and clinical trials, that the product is safe and effective for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing. Indeed, Cortech discontinued planned development of its lead bradykinin antagonist, Bradycor, after unsuccessful Phase II clinical trials and suspended development of a lead HNE inhibitor, CE-1037, which was also in Phase II clinical trials. There can be no assurance that the combined company will conduct future clinical trials or that those trials will demonstrate the safety or efficacy of any products or will result in marketable products. See "Cortech Business -- Product Development Risks".

     Reliance on Third Parties to Manufacture Therapeutic Products. The manufacture of sufficient quantities of new drugs can be an expensive, time-consuming and complex process, and it may require the use of materials with limited availability or require dependence on sole-source suppliers. If the manufacturing of compounds were ever required, the combined company would rely on corporate partners or other third parties for manufacturing services. There can be no assurance that such third-party arrangements could be established on a timely or commercially reasonable basis, if at all. If such arrangements were established, the combined company would depend on such third parties to perform their obligations effectively and on a timely basis. There can be no assurance that such parties would perform acceptably, and any failures by third parties may delay clinical trial development or the submission of therapeutic products for regulatory approval, impair the combined company's ability to deliver therapeutic products on a timely basis or otherwise impair the combined company's competitive position which could have a material adverse effect on the combined company's business, financial condition and results of operations. If the combined company could not find a suitable manufacturing partner or contractor, it might be required to incur substantial financial obligations to construct or acquire manufacturing facilities. See "Cortech
Business -- Manufacturing".

     Reliance on Third Parties to Market Therapeutic Products. In the event that any of the combined company's therapeutic compounds are ever approved for marketing, the combined company would rely primarily upon arrangements with other pharmaceutical or biotechnology companies to market such products. Comprehensive sales and technical support services would be necessary to market the combined company's therapeutic products. Neither Cortech nor BioStar anticipates that the combined company will establish significant capabilities in these areas in the foreseeable future, if ever. To the extent the combined company enters into co-marketing, co-promotion or similar arrangements, any revenues received by the combined company would be dependent on the efforts of third parties, and there can be no assurance that such efforts would be successful. See "Cortech Business -- Marketing Strategy".

     Regulation of Diagnostics Products. The testing, manufacture and sale of BioStar's diagnostic products has been, and the testing, manufacturing and sale of the combined company's products will be, subject to regulation by numerous governmental authorities, principally the Food and Drug Administration ("FDA") and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. The combined company will not be able to commence marketing or commercial sales in the United States of new products under development until it receives clearance from the FDA. In addition, various foreign countries in which BioStar's products are, or the combined company's products may be, sold impose local regulatory requirements. The testing for, preparation of and subsequent FDA and foreign regulatory review of required filings can be a lengthy, expensive and uncertain process. Noncompliance with applicable requirements can result in, among other consequences, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by the combined company.

     In the United States, medical devices are classified into one of three classes (i.e., Class I, II or III) on the basis of the controls deemed necessary by the FDA to ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to current Good Manufacturing Practices ("cGMP") and Class II devices are subject to general and special controls (e.g., performance standards, post-market surveillance, patient registries and FDA guidelines). Generally, Class III devices are those that must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices or new devices that have been found not to be substantially equivalent to legally marketed devices). The majority of BioStar's products and products under development are, and the combined company's diagnostic products are expected to be, classified as Class I or Class II devices.

     Before a new device can be introduced in the market, the manufacturer must generally obtain FDA clearance or approval through either clearance of a 510(k) premarket notification or approval of a product marketing application ("PMA"). A PMA must be filed if a proposed device is a new device not substantially equivalent to a legally marketed Class I or Class II device, or if it is a preamendment Class III device for which the FDA has called for PMAs. A PMA must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical investigations, bench tests and laboratory and, where applicable, animal studies. The PMA must also contain a complete description of the device and its components and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and any training materials. The PMA approval process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or a preamendment Class III medical device for which the FDA has not called for PMAs. The FDA recently has been requiring more rigorous demonstration of substantial equivalence than in the past, including in some cases, requiring submission of clinical data. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance but may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. Although all of BioStar's internally developed products currently on the market have received 510(k) clearances and all products currently under development are expected to be subject to the 510(k) clearance process, there can be no assurance that the FDA will not require the combined company to submit a PMA for any products in development or any future products. If a PMA is required, introduction of such products likely will be significantly delayed, which could have a material adverse effect on the combined company's business, financial condition or results of operations.

     There can be no assurance that the combined company will be able to obtain necessary regulatory approvals or clearances for its products on a timely basis, if at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances or failure to comply with existing or future regulatory requirements could have a material adverse effect on the combined company's business, financial condition and results of operations.

     Before the manufacturer of a device can submit the device for FDA approval or clearance, it generally must conduct a clinical investigation of the device. Although clinical investigations of most devices are subject to the investigational device exemption ("IDE") requirements, clinical investigations of in vitro diagnostic tests, such as all of BioStar's products and products currently under development, are exempt from the IDE requirements, including the requirement to obtain the FDA's prior approval, provided the testing is noninvasive, do not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject and are not used as a diagnostic procedure without confirmation by another medically established test or procedure. In addition, patient informed consents and approvals from the Internal Review Board of the clinic sites must be obtained as appropriate. The in vitro diagnostic test must be labeled "for research use only" ("RUO") or "for investigative use only" ("IUO"), and distribution controls must be established to assure that in vitro diagnostic tests distributed for research or clinical investigation are used only for those purposes.

     The combined company intends to conduct clinical investigations of diagnostic products under development, which will entail distributing them in the United States on an IUO basis. There can be no assurance that the FDA would agree that the combined company's IUO distribution of its in vitro diagnostic products under development will meet the requirements for IDE exemption. Furthermore, failure by the combined company or the recipients of its products under development to maintain compliance with the IDE exemption requirements could result in enforcement action by the FDA, including, among other things, the loss of the IDE exemption or the imposition of other restrictions on the combined company's distribution of diagnostic products under development, which would adversely affect the combined company's ability to conduct the clinical investigations necessary to support marketing clearance or approval.

     Any devices manufactured or distributed by the combined company pursuant to FDA clearance are subject to extensive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed cGMP requirements, which include testing, control and documentation requirements. Manufacturers must also comply with Medical Device Report ("MDR") requirements that a manufacturer report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     BioStar is, and the combined company will be, subject to routine inspection by the FDA and certain state agencies for compliance with cGMP requirements, MDR requirements and other applicable regulations. The FDA has recently finalized changes to the cGMP requirements, including the addition of design controls that will likely increase the cost of compliance. Changes in existing requirements or adoption of new requirements could have a material adverse effect on the combined company's business, financial condition and results of operations. There can be no assurance that the combined company will not incur significant costs to comply with laws and regulations in the future, or that laws and regulation will not have a material adverse effect upon the combined company's business, financial condition and results of operations.

     Distribution of diagnostic products outside the United States is, and will be, subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country.

There can be no assurance that the combined company will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. In addition, the export by the combined company of certain of its products that have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements could have a material adverse effect on the combined company's business, financial condition and results of operations.

     The combined company's customers which use diagnostic tests for clinical purposes in the United States are also regulated under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). CLIA is intended to ensure the quality and reliability of all medical testing in laboratories in the United States by requiring that any health care facility in which testing is performed meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations have established three levels of regulatory control based on test complexity -- "waived," "moderately complex" and "highly complex". BioStar's current OIA tests and ACCEAVA Mono tests are categorized as "moderately complex" tests for clinical use in the United States. Under the CLIA regulations, all laboratories performing high or moderately complex tests are required to obtain either a registration certificate or certification of accreditation from the Health Care Financial Administration ("HCFA"). As a result of the CLIA requirements, physician office laboratories and small volume test sites may be dissuaded from initiating, continuing or expanding patient testing, particularly if the tests are classified as moderately or highly complex tests. There can be no assurance that the CLIA regulations and future administrative interpretations of CLIA will not have an adverse impact on the potential market for the combined company's products. BioStar's ACCEAVA hCG and ACCEAVA Strep A products are categorized as CLIA "waived". Laboratories performing CLIA "waived" tests face less stringent registration and certification requirements. See "BioStar Business -- Products and Markets".

     BioStar and Cortech are, and the combined company will be, subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the combined company will not incur significant costs to comply with laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the combined company's business, financial condition and results of operations. See "BioStar
Business -- Regulation".

     Uncertain Availability of Third Party Reimbursement for Diagnostic Products. In the United States, health care providers that purchase diagnostic products, such as hospitals and physicians, generally rely on third party payors, principally private health insurance plans, federal Medicare and state Medicaid, to reimburse all or part of the cost of the procedure. Such third party payors can affect the pricing or the relative attractiveness of BioStar products by regulating the maximum amount of reimbursement provided by such payors for testing services. Each BioStar test has been assigned a payment code by the HCFA, which determines the amount of reimbursement that third party payors will reimburse for using BioStar's diagnostic tests. Moreover, certain health care providers are moving towards a managed care system in which such providers contract to provide comprehensive health care for a fixed cost per patient. There may be future changes in third party reimbursement methodology. The combined company could be adversely affected by changes in reimbursement policies of governmental or private health insurance payors for procedures in which diagnostic products are used. Third party payors are increasingly scrutinizing and challenging the prices charged for medical products and services. Decreases in reimbursement amounts for tests performed using the combined company's diagnostic products may decrease amounts physicians and other practitioners are able to charge patients, which in turn may adversely affect the combined company's ability to sell diagnostic products on a profitable basis. Failure by physicians and other users to obtain reimbursement from third party payors, or changes in government and private third party payors' policies regarding reimbursement of tests utilizing diagnostic products, could have a material adverse effect on the combined company's business, financial condition or results of operation. Given the efforts to control and reduce health care costs in the United States in recent years, there can be no assurance that currently available levels of reimbursement will continue to be available in the future for BioStar's existing products or products under development.

     Market acceptance of BioStar products in international markets is dependent, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance.

     Cortech and BioStar each believe that the overall escalating cost of medical products and services has led, and will continue to lead, to increased pressures on the health care industry, both foreign and domestic, to reduce the cost of products and services, including diagnostic products offered by BioStar and to be offered by the combined company. There can be no assurance that third party reimbursement and coverage will be available or adequate in either U.S. or foreign markets, that current reimbursement amounts will not be decreased in the future, or that future legislation, regulation or reimbursement policies of third party payors will not adversely affect the demand for diagnostic products or the combined company's ability to sell diagnostic products on a profitable basis. See "BioStar Business -- Regulation" and "-- Reimbursement".

     Regulation of the Pharmaceutical Industry. The FDA is the primary agency regulating the research, development, manufacture, sale and marketing of drugs in the United States. From the time at which a promising compound is identified, regulations dictate its development, approval, marketing and sale. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products that initially appear promising are never approved because they do not meet the safety and efficacy requirements of the FDA. Regulatory requirements may change at any stage of the combined company's product development efforts and may affect approval, delay an application or require additional expenditures by the combined company. If approval is obtained, failure to comply with ongoing regulatory requirements, or new information that negatively impacts the safety or effectiveness of the approved drug, could cause the FDA to withdraw approval to market the product.

     The time period between when a promising new compound is identified and when human testing is initiated is generally referred to as the preclinical development period. A series of pharmacologic studies are also performed during preclinical development to identify the essential characteristics of the compound's behavior. In addition, both in vitro and in vivo animal toxicity studies are required to characterize the toxicity profile of the compound. Preclinical studies are regulated by the FDA under a series of regulations called the Good Laboratory Practice ("GLP") regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring those studies to be repeated. During this time, a manufacturing process which is capable of producing the compound in an adequately pure and well characterized form for human use is developed. Production of compounds for use in humans is governed by a series of FDA regulations known as GMP regulations, which regulate all aspects of the manufacturing process.

     The entire body of preclinical development work is summarized in a submission to the FDA called a Notice of Claimed Exemption for Investigational New Drug ("IND"). FDA regulations allow human clinical trials to begin 30 days following the submission of the IND, unless the FDA requests additional information, clarification or additional time to review the IND. There is no assurance that the submission of an IND will allow a company to commence clinical trials. Once trials have started, the company or the FDA may decide to stop the trials because of concerns about the safety of the product or the adequacy of the trial design. Such action can substantially delay individual trials as well as the entire development program for that compound and, in some cases, may require abandonment of a product.

     Clinical testing of new compounds in humans is designed to establish both safety and efficacy in treating a specific disease or condition. These studies are usually conducted in three phases of testing. In Phase I, a small number of healthy subjects or patients with the specific condition being targeted are given the new compound to determine the pharmacokinetic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and, if possible, to gain early evidence of effectiveness. In Phase II, small numbers of patients with the targeted disease are given the compound to test its efficacy in treating the targeted disease, to determine the common short-term side effects and risks associated with the drug and to establish effective dose levels. Phase III studies are larger studies designed to confirm the compound's efficacy and safety for the targeted disease and to provide an adequate basis for physician labeling.

     When a drug is being developed for a condition that is life- or organ-threatening, or for which there is no alternative therapy, the FDA may, in certain cases, grant an accelerated approval process. However, there is no assurance any of the combined company's therapeutic products would be eligible for this accelerated approval process.

     Once adequate data have been obtained in clinical testing to demonstrate that the compound is both safe and effective for the intended use, all of the data available is submitted to the FDA in a New Drug Application ("NDA"). The FDA reviews this application and, once it decides that adequate data are available which show that the new compound is both safe and effective, approves the drug for marketing. The approval process may take several years and is a function of a number of variables including the quality of the submission and data presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the extent of agreement between the sponsor and the FDA on the product labeling. There can be no assurance that any new drug will successfully proceed through this approval process or that it will be approved in any specific period of time.

     The FDA may, during its review of an NDA, ask for additional data and may also require postmarketing testing, including potentially expensive Phase IV studies. In addition, postmarketing surveillance to monitor the safety and effectiveness of the drug must be done by the sponsor. The FDA may in some circumstances impose additional restrictions on the use and or promotion of the drug which may be difficult and expensive to administer.

     Before marketing approval is granted, the facility in which the drug product is manufactured must be inspected by the FDA and deemed to be adequate for the manufacture, holding and distribution of drugs in compliance with GMP requirements. Manufacturers must continue to expend time, money and effort in the areas of production, quality control, labeling, advertising and promotion of drug product to ensure full compliance with GMP requirements. Failure to comply with applicable requirements can lead to FDA demands that production and shipment cease, that products be recalled or to enforcement actions that can include seizures, injunctions or criminal prosecution. Such failures or new information that negatively impact the safety and effectiveness of the drug that becomes available after approval may lead to FDA withdrawal of approval to market the product.

     There can be no assurances that any product developed by Cortech would prove to be safe and efficacious in clinical trials or would meet all of the applicable regulatory requirements necessary to obtain marketing approval. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. In addition, a failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, seizure of products, operation restrictions and criminal prosecutions. In addition, a marketed drug and its manufacturer are subject to continual review and later discovery of previously unknown problems with a product or manufacturer could lead to adverse consequences, including withdrawal of the product from the market.

     To market its therapeutic products abroad, the combined company also would be required to satisfy regulatory requirements implemented by foreign regulatory authorities. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above and may introduce additional requirements or risks. There can be no assurance that a foreign regulatory body would accept the data developed by the combined company for any of its potential therapeutic products. Approval by the FDA does not ensure approval in other countries, nor does approval by any other country ensure approval decisions by the FDA.

     In Europe, human pharmaceutical products are subject to extensive regulation concerning testing, manufacture, safety, efficacy, labeling, storage, record keeping, advertising and promotion. Effective in January 1995, the European Union enacted new regulations providing for a centralized licensing procedure, which is mandatory for certain kinds of products, and a decentralized (country by country) procedure for all other products. A license granted under the centralized procedure authorizes marketing of the product in all of the member states of the European Union. Under the decentralized procedure, a license granted in one member state can be extended to additional member states pursuant to a simplified application process. The assessment of products filed under the centralized procedure is coordinated by the European Medicine Evaluation Agency ("EMEA"). See "Cortech
Business -- Regulation".

     In addition to regulations enforced by the FDA, Cortech is also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, regulations promulgated by the United States Department of Agriculture, and other federal, state or local laws and regulations. Cortech's research and development involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although Cortech believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, Cortech could be held liable for any damages that result and any such liability could exceed the resources of Cortech.

     Competition in the Diagnostics Industry. Competition in the human medical diagnostics industry is, and is expected to remain, intense. The competitors range from development stage diagnostics companies to major domestic and international pharmaceutical companies. Many of these companies have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the combined company. In addition, many of these companies have name recognition, established positions in the market and long standing relationships with customers and distributors. Moreover, the diagnostics industry has recently experienced a period of consolidation during which many of the large domestic and international pharmaceutical companies have been acquiring mid-sized diagnostics companies, further increasing the concentration of resources. There can be no assurance that technologies will not be introduced which could be directly competitive with or superior to BioStar's OIA technologies.

     BioStar's primary competitors for rapid, point-of-care immunodiagnostic tests and the markets in which they compete with BioStar are as follows: Abbott Laboratories (GAS and Chlamydia), Carter-Wallace, Inc./Wampole Labs. ("Carter-Wallace") (GAS and Chlamydia), SmithKline Beckman (GAS), Becton, Dickinson and Company ("Becton Dickinson") (GAS) and Quidel Corporation ("Quidel") (GAS). These companies are larger than BioStar and have substantial resources and market presence. BioStar competes with these companies on the basis of product performance and customer service. BioStar's OIA tests have been demonstrated to be more sensitive and/or specific than any of the rapid, point-of-care immunodiagnostic tests for GAS and chlamydia sold by these competitors. Additionally, BioStar believes that its sales and marketing organization is capable of providing more comprehensive customer support than competitors who use third party distributors.

     BioStar's primary laboratory-based competitor for highly sensitive immunodiagnostic tests is Gen-Probe Incorporated ("Gen-Probe"). Gen-Probe has GAS and chlamydia tests which are instrumented and used in high-volume laboratories. Gen-Probe is a subsidiary of a Japanese company which has substantial resources. BioStar competes with Gen-Probe on the basis of cost-effective outcomes, speed, ease-of-use and customer service. BioStar's products are as sensitive as Gen-Probe's tests and are more specific, but Gen-Probe's tests require several hours reaction time and are not point-of-care tests. Therefore, in populations where initial visit follow-up rates are low, BioStar's tests offer the potential of improved treatment outcomes.

     BioStar's OIA tests also compete with traditional agar culture tests for GAS, GBS and chlamydia. Agar culture tests consist of commodity-based supply materials. As a result, a variety of diagnostics companies market agar culture tests. Agar culture tests have historically been considered the standard against which diagnostic tests for GAS and GBS have been measured. BioStar competes with agar culture tests on the basis of ease-of-use, reaction speed and sensitivity.

     The market for the diagnostic tests that BioStar has under development and that BioStar has targeted for development is highly competitive and subject to rapid technological change. Other companies are devoting significant resources to developing new tests and dominating distribution channels. BioStar believes that for all of its immunodiagnostic assay products it competes on the basis of how quickly companies can (i) develop products and demonstrate clinical feasibility, (ii) complete clinical testing, (iii) obtain regulatory approval,
(iv) obtain favorable reimbursement policies and (v) supply commercial quantities of the product to the market at a competitive price. The combined company's inability to compete favorably with respect to any of these factors could have a material adverse effect on its business, financial condition and results of operations. See "BioStar Business -- Competition".

     Competition in the Pharmaceutical Industry. The drug development business which Cortech has pursued in recent years faces intense competition from pharmaceutical and other biotechnology companies, academic institutions, governmental agencies and other organizations which conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. Many of the competitors for such business have substantially greater financial, technical and human resources than Cortech and have significant products which are in development or have been approved. Many of these competitors have significantly greater experience than Cortech in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining FDA approval for products. In addition, if Cortech ever commences commercial sales of products, it would also be competing with respect to manufacturing efficiency and marketing capabilities. Furthermore, these other companies and institutions would compete with Cortech in recruiting and retaining highly qualified scientific and management personnel.

     Many companies are focused on research in the same areas that Cortech has pursued in recent years. Human neutrophil elastase ("HNE") inhibitors have been the target of research and development efforts by a number of large pharmaceutical companies. While no company has succeeded in developing a small molecular weight HNE inhibitor to the point of filing an application for marketing approval, there can be no assurance that any of these programs will not achieve success in the future. Furthermore, at least four other companies have developed bradykinin antagonists and may be engaged in product development activities. Numerous companies are developing alternative strategies to treat inflammation.

     Since Cortech has ceased research operations, is decommissioning its laboratory facilities and reduced the number of full-time, regular employees from more than 200 to fewer than 15, Cortech has effectively discontinued all internal efforts to advance its therapeutic research and development activities. There can be no assurance that the combined company's competitors will not develop more effective or more affordable products or achieve earlier or more efficient product commercialization than the combined company. See "Cortech Business -- Competition".

     Future Capital Needs; Uncertainty of Additional Funding. Assuming no significant uses of cash in acquisition activities or other significant changes in BioStar's activities, the combined company will have sufficient cash to satisfy its funding needs for at least the next 24 months. However, both Cortech and BioStar have incurred negative cash flow from operations since their respective dates of inception, and neither Cortech nor BioStar expects the combined company to generate positive cash flow to fund its operations for the foreseeable future. If the combined company is not able to generate revenues from collaborations with strategic partners, it may need to raise additional capital to fund its research and development programs or acquisition activities. If the combined company needs additional financing to meet its requirements, there can be no assurance that it will be able to obtain such financing on terms satisfactory to it, if at all. If the combined company obtains funds through arrangements with strategic partners or others, as a condition of such funding the combined company may be required to relinquish rights with respect to the combined company's technologies, products or sales territories. Alternatively, any additional equity financing may be dilutive to existing stockholders, and debt financing, if available, may include restrictive covenants. If adequate funds are not available, the combined company would be required to limit its research and development activities, which could have a material adverse effect on the combined company's business, financial condition and results of operations.

     Uncertainty of Protection of Patents, Trade Secrets and Trademarks. The combined company's success will depend, in part, on its ability to obtain patents and license patent rights, to maintain trade secret protection and to operate without infringing on the proprietary rights of others. BioStar holds 15 United States patents which expire beginning in 1999 and ending in 2014 as well as 44 foreign patents covering a number of inventions which comprise the OIA technology, including the base OIA technology, optical surfaces for a variety of assays, manufacturing methods and new instruments. An additional five United States and 15 foreign patents are now pending. Cortech holds seven United States patents and currently has 14 United States patent applications pending which concern protease inhibitors. Cortech holds five United States patents and currently has 14 United States patent applications pending which concern protease inhibitors. Cortech holds five United States patents, has four United States patents pending and three patent applications which have been allowed which concern bradykinin antagonists. Cortech's patents expire beginning in 2008 and ending in 2015. In addition, Cortech holds 26 foreign patents and has 40 foreign patents pending concerning protease inhibitors and bradykinin antagonists.

     Patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, BioStar and Cortech cannot be certain that they were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can be no assurance that BioStar's or Cortech's pending patent applications will result in issued patents or that any of their issued patents will afford meaningful protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States and, thus, there can be no assurance that foreign patent applications related to United States patents will issue. Furthermore, if these patent applications issue, some foreign countries provide significantly less patent protection than the United States.

     The status of patents involves complex legal and factual questions and the breadth of claims issued is uncertain. Accordingly, there can be no assurance that patent applications filed by Cortech or BioStar will result in patents being issued or that the Cortech or BioStar patents, or any patents that may be issued to the combined company in the future, will afford protection against competitors with similar technology. In addition, no assurances can be given that patents issued to the combined company will not be infringed upon or designed around by others, or that others will not obtain patents that the combined company would need to license or design around. If existing or future patents containing broad claims are upheld by the courts, the holders of such patents could require other companies to obtain licenses. If the combined company is found to be infringing third party patents, there can be no assurance that licenses that might be required for the combined company's products would be available on reasonable terms, if at all. In addition, a number of pharmaceutical and biopharmaceutical companies and research and academic institutions have filed patent applications or received patents in the combined company's fields. Some of these applications or patents may be competitive with the combined company's applications or may conflict in certain respects with claims made under the combined company's applications. Such conflict could result in a significant reduction of the coverage of the combined company's patents, if issued. In addition, if patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, there can be no assurance that the combined company would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

     The combined company could incur substantial costs in defending itself or its licensees in litigation brought by others or prosecuting infringement claims against third parties. If the outcome of any such litigation is unfavorable to the combined company, the combined company's business could be adversely affected. To determine the priority of inventions, the combined company may have to participate in interference proceedings declared by the United States Patent Office, which could result in substantial cost to the combined company and could result in an adverse decision as to the priority of the combined company's inventions.

     In addition to patent protection, Cortech and BioStar rely on the law of unfair competition and trade secrets to protect their proprietary rights. It is Cortech's and BioStar's policies to require their employees, consultants, members of the Board, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Cortech or BioStar, respectively. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Cortech or BioStar, respectively, is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be the exclusive property of Cortech or BioStar, respectively. There can be no assurance that these agreements will not be breached or will provide meaningful protection or adequate remedies in the event of unauthorized use of the combined company's trade secrets or disclosure of such information. Cortech and

BioStar each have taken appropriate physical security measures to protect their respective intellectual property. There can be no assurance that such security measures will be adequate. Cortech and BioStar have attempted, and the combined company will attempt, to protect trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with employees and consultants and other security measures. Although the combined company intends to protect its rights vigorously, there can be no assurance that these measures will be successful. See "Cortech Business -- Patents, Trade Secrets and Licenses" and "BioStar Business -- Patents, Trade Secrets and Trademarks".

     Dependence on Key Personnel. Because of the specialized nature of the combined company's business, the success of the combined company will be highly dependent upon its ability to attract and retain qualified scientific and executive personnel. There can be no assurance that the combined company will be successful in attracting and retaining such skilled personnel, who are generally in high demand by pharmaceutical and biotechnology companies, universities and other research institutions. The loss of, or inability to attract, key scientific and executive personnel may have a material adverse effect on the combined company's business, financial condition and results of operations. See "Cortech Business -- Human Resources" and "BioStar Business -- Human Resources".

     Risks Regarding Product Liability and Insurance. The testing, manufacturing and marketing of medical diagnostic devices and therapeutic products entails an inherent risk of product liability claims. To date, neither Cortech nor BioStar has experienced any product liability claims, but any such claims arising in the future could have a material adverse effect on the combined company's business, financial condition and results of operations. Potential product liability claims may exceed the amount of the combined company's insurance coverage or may be excluded from coverage under the terms of the combined company's policy. Additionally, there can be no assurance that BioStar's existing insurance can be renewed by Cortech at a cost and level of coverage comparable to that presently in effect, if at all. In the event that the combined company is held liable for a claim against which it is not insured or for damages exceeding the limits of its insurance coverage, such claim could have a material adverse effect on the combined company's business, financial condition and results of operations.

     Risks Regarding Use of Hazardous Materials. Cortech has used a number of hazardous materials and is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain wastes. Although Cortech believes that its procedures for handling and disposing of such materials has complied and continues to comply with the standards prescribed by state and federal regulations, there can be no assurances that the combined company will not incur significant costs to comply with such laws and regulations or incur significant liability in connection with, among other things, the de-commissioning of existing laboratory space and any future on-site research and development work nor can there be any assurance that future laws or regulation will not materially or adversely affect the combined company.

     No Assurance of Active Trading Market; Volatility of Cortech Stock
Price. There can be no assurance that an active trading market for Cortech Common Stock will develop following the Merger, or if one does develop, that it will be maintained. In addition, the market for Cortech Common Stock is expected to be highly volatile. The trading price of Cortech Common Stock after the Merger could be subject to wide fluctuations in response to a variety of factors, including: (i) quarterly variations in operating and financial results;
(ii) announcement of the initiation or results of a significant research and development collaboration; (iii) introduction of new product offerings by the combined company or its competitors; (iv) changes in prices of the combined company's or its competitors' products; (v) changes in the revenue and operating income and revenue and operating income growth rates for the combined company;
(vi) changes in government regulation; and (vii) general conditions in the health care industry and the economy, as well as other events or factors. Statements or changes in opinions, ratings or earnings estimates by brokerage firms or industry analysts relating to the market in which the combined company does business, or relating to the combined company specifically, could result in immediate and adverse effects on the market price of Cortech's Common Stock. Such adverse effects could also affect the combined company and the market in which the combined company will do business after the Merger. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies in the health care industry and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of Cortech Common Stock. In the past, following periods of volatility in the market price of a company's stock, securities class action lawsuits have been filed against the publicly-held company. There can be no assurance that such litigation will not occur in the future with respect to the combined company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the combined company's business and results of operations. Any adverse determination in such litigation could also subject the combined company to significant liabilities.

     Anti-takeover Effect of Delaware Law and Certain Charter Provisions. The Cortech Board has the authority to issue up to 2,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by stockholders. In addition, the Cortech Board has adopted a stockholder rights plan (the "Rights Plan") pursuant to which the Cortech Board declared a dividend of one preferred share purchase right (a "Right") for each then outstanding share of Cortech Common Stock. When a person or group of affiliated persons (the "Acquiror") acquires 15% or more of the outstanding Cortech Common Stock, the holder of each Right (excluding the Acquiror) may exercise it and acquire a certain number of shares of Cortech Common Stock at a below market price.

     The rights of the holders of Cortech Common Stock are subject to and may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of the combined company, may discourage bids for Cortech Common Stock at a premium over the market price of such Common Stock and may adversely affect the market price of and the voting and other rights of the holders of Cortech Common Stock. In addition, certain provisions of the Cortech Certificate of Incorporation, the Cortech Bylaws and Delaware law applicable to the combined company could have the effect of discouraging certain attempts to acquire the combined company which could deprive the combined company's stockholders of opportunities to sell their shares at prices higher than prevailing market prices. See "Description of Cortech Capital Stock".

     Control by Directors, Executive Officers, Principal Stockholders and Affiliated Entities. Upon consummation of the Merger, the combined company's directors, executive officers, principal stockholders and entities affiliated with them will, in the aggregate, beneficially own approximately 38.89% of the outstanding Cortech Common Stock. These persons, if acting together, could substantially control all matters requiring approval by the stockholders of Cortech, including the election of directors and the approval of mergers or other business combination transactions. See "Cortech Principal Stockholders" and "BioStar Principal Stockholders".

     Absence of Dividends. Neither Cortech nor BioStar has ever declared or paid dividends on its capital stock. The combined company does not anticipate paying any dividends in the foreseeable future. The combined company intends to retain its earnings, if any, for the development of the business.

     Cautionary Statement Regarding Forward-Looking Information. Certain statements contained in this Joint Proxy Statement/Prospectus, such as those concerning BioStar's business strategy, products and revenues, capital requirements, governmental regulation and other statements regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Act). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors," "Cortech Management's Discussion and Analysis of Financial Condition and Results of Operations,"
"Cortech -- Business," "BioStar Management's Discussion and Analysis of Financial Condition and Results of Operations" and "BioStar -- Business". Cortech undertakes no obligation to publicly release the results of any revision of those forward-looking statements that may be made to reflect events and circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  INTRODUCTION

     This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by (i) the Cortech Board to be used at the Cortech Special Meeting and (ii) the BioStar Board to be used at the BioStar Special Meeting. This Joint Proxy Statement/Prospectus is also furnished by Cortech to BioStar stockholders in connection with the issuance of shares of Cortech Common Stock in connection with the Merger described herein.

     The information set forth herein concerning Cortech has been furnished by Cortech and the information set forth herein concerning BioStar has been furnished by BioStar.

                          THE CORTECH SPECIAL MEETING

PURPOSE OF THE CORTECH SPECIAL MEETING

     The purpose of the Cortech Special Meeting is to consider and vote upon (i) the approval and adoption of the Reorganization Agreement, attached hereto as Appendix A, and the transactions contemplated thereby (including, the Merger and the related issuance of Cortech Common Stock to the BioStar stockholders) (the "Merger Proposal") and (ii) the approval of an amendment to Cortech's Certificate of Incorporation to (a) change Cortech's corporate name to "BioStar
Holdings, Inc." and (b) effect a one-for [          ] reverse stock split of the
Cortech Common Stock (collectively, the "Cortech Certificate Proposal"). The Cortech Certificate Proposal will be implemented only if the Merger Proposal is approved. Approval of the Cortech Certificate Proposal is not a condition to the consummation of the Merger. Cortech stockholders will also consider and vote upon such other matters, if any, as may be properly brought before the Cortech Special Meeting.

     THE CORTECH BOARD HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT, THE MERGER AND THE CORTECH CERTIFICATE PROPOSAL AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL OF THE MERGER PROPOSAL AND THE CORTECH CERTIFICATE PROPOSAL.

DATE, TIME AND PLACE OF MEETING

     The Cortech Special Meeting will be held at        on [            ], 1998,
at [     a.m.], local time.

RECORD DATE; VOTING RIGHTS AND OUTSTANDING SHARES

     Only holders of record of Cortech Common Stock at the close of business
on[               ,] 1998 (the "Cortech Record Date") will be entitled to notice of and to vote at the Cortech Special Meeting. On that date, there were
[          ] shares of Cortech Common Stock outstanding and entitled to vote.
Except for the stockholders identified herein under "Cortech Principal Stockholders," as of the Cortech Record Date, to the knowledge of Cortech, no other person beneficially owned more than 5% of the outstanding Cortech Common Stock. See "Cortech Principal Stockholders".

     Each holder of record of Cortech Common Stock on the Cortech Record Date will be entitled to one vote for each share held on all matters to be voted upon at the Cortech Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

     The cost of the solicitation of proxies from holders of Cortech Common Stock and all related costs will be borne by Cortech. In addition, Cortech may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of Cortech or, at Cortech's request, D.F. King & Co., Inc. ("D.F. King"). No additional compensation will be paid to directors, officers or other regular employees for such services, but D.F. King will be paid a fee, estimated to be up to approximately $60,000 plus reasonable expenses, to assist in the solicitation of proxies.

QUORUM; VOTE REQUIRED

     The presence, in person or by properly executed proxy, of the holders of a majority of the issued and outstanding shares of Cortech Common Stock entitled to vote at the Cortech Special Meeting is necessary to constitute a quorum.

     Approval of the Merger Proposal by Cortech's stockholders is not required by the DGCL. Such approval is, however, required by the rules of the Nasdaq National Market because (i) the Merger would effect a change of control of Cortech and (ii) the number of shares of Cortech Common Stock to be issued or reserved for issuance in connection with the Merger would exceed 20% of the number of shares of Cortech Common Stock outstanding prior to the Merger. According to the Bylaws of Cortech and the rules of the Nasdaq National Market, approval of the Merger Proposal requires the approval of a majority of the shares of Cortech Common Stock having voting power present in person or by proxy at the Cortech Special Meeting.

     Approval of the Cortech Certificate Proposal requires the approval of a majority of the outstanding shares of Cortech Common Stock entitled to vote as of the Cortech Record Date.

     The officers and directors of Cortech, who own approximately 2.3% of the outstanding Cortech Common Stock as of the Cortech Record Date, have entered into Voting Agreements with BioStar and have delivered an irrevocable proxy to BioStar pursuant to which they have agreed, subject to certain limitations, to vote in favor of the Merger Proposal and the Cortech Certificate Proposal.

EFFECT OF ABSTENTIONS AND BROKER NONVOTES

     If an executed Cortech proxy is returned and the stockholder has specifically abstained from voting on the Merger Proposal or the Cortech Certificate Proposal, the shares represented by such proxy will be considered present at the Cortech Special Meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of such matter. Accordingly, abstentions will have the effect of a negative vote with respect to the Merger Proposal and the Cortech Certificate Proposal.

     Brokerage firms who hold shares in street name for customers have authority to vote those shares with respect to certain matters if they do not receive instructions from a beneficial owner. Brokers will not have the authority to vote Cortech Common Stock with respect to the Merger Proposal or the Cortech Certificate Proposal if they have not received instructions from the beneficial owners of such shares. Broker nonvotes will be considered present for purposes of determining a quorum, but will have no effect on the vote with respect to the Merger Proposal. Broker nonvotes will have the effect of a negative vote with respect to the Cortech Certificate Proposal.

VOTING AND REVOCABILITY OF PROXIES

     All shares of Cortech Common Stock that are entitled to vote and are represented at the Cortech Special Meeting, either in person or by properly executed proxies received prior to or at the Cortech Special Meeting and not duly and timely revoked, will be voted at the Cortech Special Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted FOR approval of the Merger Proposal and FOR approval of the Cortech Certificate Proposal.

     If any other matters are properly presented for consideration at the Cortech Special Meeting (including, among other things, consideration of a motion to adjourn or postpone the Cortech Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies)), the persons named in the enclosed form of proxy and voting thereunder will have the discretion to vote on such matters in accordance with their best judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Cortech, at or before the taking of the vote at the Cortech Special Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Cortech before the taking of the vote at the Cortech Special Meeting or (iii) attending the Cortech Special Meeting and voting in person (although attendance at the Cortech Special Meeting will not in and of itself constitute a revocation of proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Cortech, Inc. at 6850 North Broadway, Suite G, Denver, Colorado 80221,
Attention: Corporate Secretary, or hand-delivered to the Secretary at Cortech, in each case at or before the taking of the vote at the Cortech Special Meeting.

                          THE BIOSTAR SPECIAL MEETING

PURPOSE OF THE BIOSTAR SPECIAL MEETING

     The purpose of the BioStar Special Meeting is to consider and vote upon (i) the approval and adoption of the Merger Proposal and (ii) the approval and adoption of the BioStar Certificate Proposal.

     THE BIOSTAR BOARD UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE MERGER PROPOSAL AND FOR APPROVAL OF THE BIOSTAR CERTIFICATE PROPOSAL.

DATE, TIME AND PLACE OF MEETING

     The BioStar Special Meeting will be held at             on [            ],
1998, at [     a.m.], local time.

RECORD DATE; VOTING RIGHTS AND OUTSTANDING SHARES

     Only holders of record of BioStar Capital Stock at the close of business on
            , 1998 (the "BioStar Record Date") will be entitled to notice of and to vote at the BioStar Special Meeting. On that date, there were shares of BioStar Capital Stock outstanding and entitled to vote. Except for the stockholders identified herein under "BioStar Principal Stockholders," as of the BioStar Record Date, to the knowledge of BioStar, no other person beneficially owns more than 5% of the outstanding BioStar Capital Stock. See "BioStar Principal Stockholders".

     Each holder of record of BioStar Capital Stock on the BioStar Record Date will be entitled to one vote for each share held on all matters to be voted upon at the BioStar Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

     The cost of the solicitation of proxies from holders of BioStar Capital Stock and all related costs will be borne by BioStar. In addition, BioStar may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of BioStar. No additional compensation will be paid to directors, officers or other regular employees for such services.

QUORUM; VOTE REQUIRED

     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of BioStar Capital Stock entitled to vote at the BioStar Special Meeting is necessary to constitute a quorum.

     Approval of the Merger Proposal and the BioStar Certificate Proposal will each require approval by the affirmative vote of the holders of a majority of the outstanding shares of BioStar common stock and BioStar preferred stock (voting on an as-converted-to-common stock basis), voting together as a single class, and the affirmative vote of a majority of the shares of each series of BioStar preferred stock voting as separate classes.

     Pursuant to the BioStar Voting Agreements, certain directors, officers and other affiliates of BioStar, who together hold approximately 65% of the BioStar common stock and BioStar preferred stock voting as a single class, and 100% of the Series A Preferred Stock, 100% of the Series B Preferred Stock, 100% of the Series C Preferred Stock, at least 50% of the Series D Preferred Stock and at least 38% of the Series E Preferred Stock voting as separate classes, outstanding as of the BioStar Record Date, have agreed to vote in favor of the Merger Proposal and the BioStar Certificate Proposal. See "Approval of the Merger and Related Transactions -- Voting Agreements".

EFFECT OF ABSTENTIONS

     Abstentions may be specified on the Merger Proposal and the BioStar Certificate Proposal. If an executed BioStar proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the BioStar Special Meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of such matter. Abstentions will have the effect of a negative vote with respect to the Merger Proposal and the BioStar Certificate Proposal.

VOTING AND REVOCABILITY OF PROXIES

     All shares of BioStar Capital Stock that are entitled to vote and are represented at the BioStar Special Meeting either in person or by properly executed proxies received prior to or at the BioStar Special Meeting and not duly and timely revoked will be voted at the BioStar Special Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted for the approval of the Merger Proposal and for approval of the BioStar Certificate Proposal.

     If any other matters are properly presented for consideration at the BioStar Special Meeting (or any adjournments or postponements thereof) including, among other things, consideration of a motion to adjourn or postpone the BioStar Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed forms of proxy and voting thereunder will have the discretion to vote on such matters in accordance with their best judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of BioStar at or before the taking of the vote at the BioStar Special Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of BioStar before the taking of the vote at the BioStar Special Meeting or (iii) attending the BioStar Special Meeting and voting in person (although attendance at the BioStar Special Meeting will not in and of itself constitute a revocation of proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to BioStar, Inc. at 6655 Lookout Road, Boulder, Colorado 80301, Attention: Secretary, or hand-delivered to the Secretary at BioStar, in each case at or before the taking of the vote at the BioStar Special Meeting. Proxies given by BioStar stockholders pursuant to the BioStar Voting Agreements are irrevocable.

                  CORTECH STOCK PRICE AND DIVIDEND INFORMATION

     Since November 24, 1992, Cortech Common Stock has been quoted on the Nasdaq National Market under the symbol "CRTQ". The following table sets forth, for the quarters indicated, the reported high and low closing sales prices of Cortech Common Stock as reported on the Nasdaq National Market.

                                                              CORTECH COMMON STOCK
                                                              ---------------------
                                                                HIGH          LOW
                                                              --------      -------
1996
  First Quarter.............................................   3.688          2.188
  Second Quarter............................................   3.438          2.688
  Third Quarter.............................................   3.188          2.125
  Fourth Quarter............................................   2.500          1.375
1997
  First Quarter.............................................   2.000          0.844
  Second Quarter............................................   0.938          0.594
  Third Quarter.............................................   0.813          0.500
  Fourth Quarter............................................   0.844          0.531
1998
  First Quarter (through February 12, 1998).................   0.688          0.578
                                                               -------       ------

     The last sales price per share of Cortech Common Stock, as reported by the Nasdaq National Market, was $0.594 on December 19, 1997, the last trading day preceding the public announcement of the proposed Merger on December 22, 1997. On February 12, 1998, the last reported sale price per share of Cortech Common Stock on the Nasdaq National Market was $0.61.

     As of the Cortech Record Date and the BioStar Record Date, respectively, there were approximately 559 record holders of Cortech Common Stock and approximately 239 record holders of BioStar Capital Stock. Neither Cortech nor BioStar has ever paid cash dividends on its respective capital stock. The policies of Cortech and BioStar are to retain earnings for use in their respective businesses.

     CORTECH AND BIOSTAR STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR CORTECH COMMON STOCK.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

BACKGROUND OF THE MERGER

     Following upon the terminations in December 1996 and March 1997 of Cortech's corporate collaborative arrangements with key partners and the announcement of disappointing test results involving Cortech's principal technologies under development, Cortech's Board determined that (i) an aggressive restructuring would be necessary to conserve Cortech's existing resources and (ii) a strategic transaction would likely be required in order for Cortech's stockholders to achieve appropriate value from their investment in Cortech. In 1997, Cortech promptly began implementation in the second quarter of a significant corporate-wide downsizing (from 75 full-time, regular employees to approximately 30) and undertook an additional downsizing in the fourth quarter (to less than 15 full-time, regular employees) following the contractually scheduled end, on September 14, 1997, of Cortech's operational responsibilities with respect to its last remaining corporate collaborative arrangement.

     As a result of these downsizings, which were undertaken to accomplish the fundamental objective of reducing Cortech's rate of spending thereby preserving cash, Cortech no longer had the staff that would be required to conduct research and development within Cortech. Accordingly, Cortech faced a limited number of alternatives which included:

          (i) continuing as a stand-alone entity (i.e., attempting to attract new collaborative partners to support research and development of technology, including in areas where significant corporate partners had recently terminated arrangements and ceded back to Cortech related rights);

          (ii) engaging in a voluntary corporate liquidation; or

          (iii) entering into a strategic transaction to realize appropriate value from Cortech's tangible and intangible assets in a reasonably expedient manner.

     Insofar as the stand-alone alternative would continue incrementally to deplete Cortech's cash and impair Cortech's ability to realize appropriate value from its technology assets, from April 1997 to the date of Cortech's execution of the Reorganization Agreement, management and the Cortech Board reviewed potential opportunities for the realization of appropriate value from Cortech's tangible and intangible assets. This activity included reviewing numerous potential strategic transactions with third parties involving either a combination with Cortech or a sale of certain of its assets. Management and the Cortech Board also reviewed, and used as a baseline analysis against which to measure potential strategic transactions, the possible returns for stockholders in the event of a voluntary corporate liquidation. With the exception of BioStar, however, no discussions or exchanges by Cortech with any third party during this period led to (i) any agreement in principle regarding a proposed transaction or (ii) any sustained discussions regarding the terms of any transaction which management or the Cortech Board believed might reasonably represent a transaction for the stockholders to achieve appropriate value from their investment in Cortech.

     From December 1996 through early December 1997 Cortech internally discussed and interviewed and held discussions with outside investment bankers regarding potential strategic transactions. Such discussions did not result in a formal engagement until December 8, 1997, at which time Cortech formally retained Cowen to serve as its financial advisor in connection with Cortech's exploration of strategic alternatives.

     In February 1997, the BioStar Board began initial discussions concerning the feasibility of a strategic transaction by which BioStar could achieve a significant cash infusion to fund future growth opportunities and provide an opportunity for stockholder liquidity. In May 1997, BioStar engaged Lehman Brothers Inc. ("Lehman") to provide financial advisory services to BioStar (including identifying opportunities for a potential strategic transaction). Between May 1997 and the execution of the Reorganization Agreement, BioStar engaged in discussions and exchanges with third parties regarding various potential strategic transactions as well as the evaluation of a variety of financing alternatives, both public and private.

     On October 23, 1997, Teresa W. Ayers, President and Chief Executive Officer of BioStar, was introduced to Kenneth R. Lynn, President, Chief Executive Officer and Chairman of the Board of Cortech, through Cooley Godward LLP ("Cooley"). Cooley has acted as legal counsel to both entities (although Cortech had retained Pillsbury Madison & Sutro LLP ("Pillsbury") in August 1997 to act as legal counsel in connection with potential strategic transactions).

     On October 24, 1997, officers of Cortech and BioStar (including Mr. Lynn and Ms. Ayers) met at Cortech for a tour of its facilities, an exchange of general information and a discussion regarding the potential benefits from a combination of the two entities. The discussion was general in nature and no formal proposal or relative valuation was discussed. Cortech and BioStar also entered into a mutual non-disclosure agreement as of October 24, 1997.

     On October 28, 1997, Mr. Lynn and Ms. Ayers participated in a telephone conference with a representative from Lehman during which the possibility of a combination of Cortech and BioStar was discussed. At the end of the conference, Mr. Lynn and Ms. Ayers agreed to meet in person with the representative from Lehman to engage in further discussions.

     On October 31, 1997, officers of BioStar and Cortech (including Mr. Lynn and Ms. Ayers) met at BioStar for a tour of its facility and discussion concerning the business operations, products and financial results and prospects of BioStar.

     On November 5, 1997, officers of BioStar and Cortech (including Mr. Lynn and Ms. Ayers) met with representatives of Lehman and discussed the possibility of a business combination, including possible terms and structure. A representative of Lehman outlined a proposed combination involving an issuance of shares by Cortech to BioStar's stockholders to accomplish a relative valuation between Cortech and BioStar, respectively, of approximately 30:70. Mr. Lynn responded that such a relative valuation would be unacceptable for Cortech and, following the November 5, 1997 meeting, officers of BioStar and Cortech (principally Mr. Lynn and Ms. Ayers) engaged in various discussions regarding relative valuation and other significant terms of a possible transaction.

     On November 12, 1997, officers of Cortech (including Mr. Lynn) and one outside member of the Cortech Board (Bert Fingerhut) met with Ms. Ayers and Alexander E. Barkas, Ph.D., Chairman of the BioStar Board, to provide BioStar with an overview of Cortech's business and technology development status.

     On November 13, 1997, the BioStar Board met at a regularly scheduled meeting at which the potential merits of a business combination with Cortech were discussed relative to other financial and strategic alternatives available to BioStar. Following such discussion, the BioStar Board authorized management to undertake the negotiation of a potential business combination with Cortech.

     On November 24, 1997, officers of BioStar and Cortech (including Mr. Lynn and Ms. Ayers) met with representatives of Cowen. At this meeting, BioStar presented an overview of its business operations, products and financial results and prospects.

     Following the November 24, 1997 meeting, representatives of Lehman circulated an outline for a possible combination of BioStar and Cortech. As part of the discussions concerning such outline, officers of BioStar and Cortech addressed the matter of relative valuation, eventually agreeing upon a relative valuation for Cortech and BioStar, respectively, of 40:60 as the basis for a proposed combination.

     During the period of meetings between officers of Cortech and BioStar, Mr. Lynn communicated regularly with his fellow members of the Cortech Board regarding the status of discussions between the parties. In addition, officers of Cortech (including Mr. Lynn) consulted regularly with representatives from Cowen and Pillsbury regarding such discussions.

     From December 5, 1997, when a draft of the Reorganization Agreement was first circulated, until December 22, 1997, representatives from Cortech, BioStar and their respective legal counsel negotiated the terms of the Reorganization Agreement as well as the terms of related arrangements and documents.

     On December 12, 1997, the Cortech Board met at a regularly scheduled meeting at which the potential merits of a business combination with BioStar were discussed relative to other potential financial and strategic alternatives available to Cortech (in particular, a voluntary corporate liquidation). The meeting was attended by representatives of Cowen and Pillsbury. In addition, BioStar's management team (including Ms. Ayers) and Chairman of the Board joined the meeting to make a presentation to the Cortech Board regarding BioStar and to answer questions regarding BioStar's business operations, products and financial results and prospects. Following this presentation, the representatives of BioStar were excused from the meeting and the Cortech Board considered the preliminary analyses of Cowen regarding a combination of Cortech and BioStar from a financial point of view as well as the alternative of a voluntary corporate liquidation. Following discussion, and based upon its review of the information presented at the meeting, the Cortech Board authorized management to undertake the negotiation of a potential business combination with BioStar.

     On December 19, 1997, at a special telephonic meeting of the BioStar Board,
(1) management of BioStar and representatives from Cooley reviewed the results of their due diligence of Cortech, (2) management reviewed the possible benefits and risks relating to the proposed combination, (3) the Directors reviewed with management and representatives of Cooley the specific terms of the proposed Reorganization Agreement and (4) Lehman presented an analysis regarding the combination from a financial point of view. At the meeting, the BioStar Board unanimously approved the Merger and the Reorganization Agreement.

     On December 19, 1997, at a special meeting of the Cortech Board, (1) management of Cortech and a representative from Pillsbury reviewed the results of due diligence conducted with respect to BioStar, (2) management reviewed the possible benefits and risks relating to the proposed combination, (3) the Cortech Board reviewed with management and a representative of Pillsbury the specific terms of the proposed Reorganization Agreement and (4) Cowen made a presentation regarding the combination from a financial point of view. The meeting was adjourned to December 22, 1997 at which time (i) the Cortech Board reviewed with management and a representative of Pillsbury the proposed Reorganization Agreement and related documents in their final form, (ii) Cowen delivered its oral opinion that the financial terms of the Merger were fair, as of such date and from a financial point of view, to Cortech (and such oral opinion was subsequently confirmed by delivery of the written opinion of Cowen dated December 22, 1997) and (iii) the Cortech Board unanimously approved the Reorganization Agreement and the Merger.

     On December 22, 1997, Cortech and BioStar executed the Reorganization Agreement and, subsequently, issued a joint press release announcing the execution of the Reorganization Agreement.

CORTECH'S REASONS FOR THE MERGER

     In the course of reaching its decision to approve the Reorganization Agreement and the Merger, the Cortech Board consulted with Cortech's legal and financial advisors, as well as with Cortech's management and others, and considered a number of factors, including that:

          (1) The combination of Cortech's cash resources and status as a public company with BioStar's products, platform technology and organization would offer Cortech's stockholders an opportunity to realize appropriate value from their investment in Cortech;

          (2) The combination would afford Cortech's existing technology an enhanced opportunity to be (i) recognized as valuable and (ii) advanced in externally funded development, thereby permitting Cortech stockholders an opportunity to realize any benefits therefrom;

          (3) As compared with a voluntary corporate liquidation, (i) the combination would permit Cortech's stockholders an opportunity to share in potential value which would otherwise be lost in a liquidation (such as value potentially to be derived from Cortech's public company status as well as the potential going concern value of other intangible and tangible Cortech assets) and (ii) Cortech's stockholders would not have to face risks as to whether or not reserves allocated to cover residual liabilities in connection with any liquidation would prove to be adequate;

          (4) After reviewing numerous potential strategic transactions, and balanced against Cortech's diminishing prospects and status as a stand-alone entity (due, primarily, to continued incremental depletion of cash assets, the impairment of Cortech's ability (through a series of corporate downsizings) to undertake internal research and development and the resulting/growing potential for technological stagnation), management and the Cortech Board determined that an alternative transaction of comparable or superior terms for Cortech's stockholders likely would not become available to Cortech within the reasonably foreseeable future (if ever); and

          (5) BioStar possesses a variety of assets and resources that would bring value to a combined entity and thereby potentially benefit Cortech's stockholders, including: (i) a capable management team with the demonstrated ability to lead the development and commercialization of products; (ii) a business plan for continued efforts to develop and commercialize products; and (iii) current product revenues which would, at least partially, offset continuing research and development expenses (and thereby extend the cash resources of a combined company).

     In the course of its deliberations, the Cortech Board reviewed and considered a number of other factors relevant to the Merger and the Reorganization Agreement, including:

          (a) Information concerning the respective businesses, financial position, results of operations, product development schedules, technologies and properties of Cortech and BioStar;

          (b) Cowen's oral opinion, delivered on December 22, 1997 and subsequently confirmed in writing, that as of such date the financial terms of the Merger were fair, from a financial point of view, to Cortech;

          (c) Analysis from management concerning the possible returns to Cortech stockholders in the event of a voluntary corporate liquidation;

          (d) Analysis from management concerning due diligence conducted with respect to BioStar's business, operations, technology and competitive position, as well as the potential opportunities for growth by a combined company;

          (e) Presentations from management and a representative from Pillsbury concerning the specific terms of the Reorganization Agreement and related documents, including the obligations of Cortech to refrain from soliciting or encouraging other proposals with respect to a strategic combination, provisions relating to the possible payment of a break-up fee, the possible circumstances under which the Reorganization Agreement could be terminated and the conditions precedent to a closing of the Merger; and

        (f) The requirements that the Merger be approved by votes of the Cortech and BioStar stockholders, respectively.

     The Cortech Board also considered certain potentially negative factors in its deliberations concerning the Merger, including (i) the possibility that the anticipated benefits of the Merger would not be realized, (ii) the dilutive effects of the issuance of shares of Cortech Common Stock in the Merger to the stockholders of BioStar, (iii) the possibility that the Merger would not be consummated and (iv) other risks described above under "Risk Factors". The Cortech Board concluded that the potential benefits of the Merger to Cortech and its stockholders outweighed the potential risks.

     The foregoing discussion of the information and factors considered by the Cortech Board is not intended to be exhaustive, but is believed to include the material information and factors considered by the Cortech Board. In reaching a determination whether to approve the Reorganization Agreement and the Merger, in view of the variety of factors considered the Cortech Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative or specific weights to the information and factors considered in reaching its determinations, and individual directors may have given differing weights to different factors.

CORTECH BOARD RECOMMENDATION

     FOR THE REASONS DISCUSSED ABOVE, THE CORTECH BOARD HAS DETERMINED THAT THE TERMS OF THE REORGANIZATION AGREEMENT AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, CORTECH AND THE CORTECH STOCKHOLDERS. ACCORDINGLY, THE CORTECH BOARD HAS UNANIMOUSLY RECOMMENDED THAT CORTECH STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER PROPOSAL.

BIOSTAR'S REASONS FOR THE MERGER

     In reaching its decision to approve the Reorganization Agreement and the Merger, the BioStar Board consulted with BioStar's legal and financial advisors, and considered a number of factors, including that:

          (1) The Merger is expected to provide BioStar with substantially greater resources, including cash and a publicly-traded security, to fund internal development work and pursue strategic transactions, including acquisitions and strategic partnerships.

          (2) BioStar's stockholders will receive Cortech Common Stock in the Merger for which there is a ready public market, in contrast to the illiquid nature of their present holdings of BioStar Capital Stock.

          (3) The Merger is expected to provide BioStar with access to the intangible assets associated with Cortech's business.

          (4) The parties have overlapping technology interests. BioStar has completed feasibility testing for brain marker assays which may be useful for developing a brain trauma diagnostic test.

          (5) The Merger is expected to provide BioStar with access to Cortech's laboratory and office facilities in Denver, Colorado which may be useful for BioStar's continued growth.

     In addition to the factors described above, the BioStar Board considered, among other things, the following factors:

          (a) Detailed financial analyses, pro forma and other information with respect to Cortech and BioStar presented by Lehman and BioStar's management;

          (b) The BioStar Board's own knowledge of Cortech, BioStar and their respective businesses, financial position, historical and prospective results of operations and product development plans;

          (c) The current economic, financial and business climate, including the states of the clinical diagnostics and pharmaceutical industries, including current and future competition, and consolidations within the industries;

          (d) The historical price and volume trading data for Cortech's Common Stock as well as the composition of Cortech's stockholder base;

          (e) Other alternatives available to BioStar in short and long-term time frames, including the availability of public and private financing, a range of business combinations and a sale of BioStar to achieve BioStar's funding, liquidity and other strategic objectives;

        (f) The expectation that the Merger will be tax free for federal income tax purposes to BioStar's stockholders; and

          (g) Reports from management and legal and financial advisors concerning the specific terms of the Reorganization Agreement and ancillary documents, including the obligation of Cortech not to solicit or encourage other acquisition proposals, the breakup fee provisions, the circumstances under which either Cortech or BioStar can terminate the Reorganization Agreement and the closing conditions to the Merger.

     The BioStar Board also considered a number of potential risks relating to the Merger, including (i) the risk that the Merger would not be consummated due to the failure of the parties to satisfy conditions to the Merger, (ii) the risk that the market price of Cortech Common Stock might decline between execution of the Reorganization Agreement and consummation of the Merger, (iii) the risk that despite the intentions and efforts of the parties, the key technical and management personnel of Cortech and BioStar required to facilitate a successful integration may not remain with the combined company, and (iv) the other risks described above under "Risk Factors".

     The foregoing discussion of the factors considered by the BioStar Board is not intended to be exhaustive but is intended to include all of the material factors considered by the BioStar Board. In view of the complexity and variety of factors considered by the BioStar Board, the BioStar Board did not consider it practical to quantify or otherwise attempt to assign any relative or specific weights to the specific factors considered, and individual directors may have given differing weights to different factors.

     FOR THE REASONS DISCUSSED ABOVE, THE BIOSTAR BOARD HAS APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AND HAS DETERMINED THAT THE TERMS OF THE REORGANIZATION AGREEMENT AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, BIOSTAR AND THE BIOSTAR STOCKHOLDERS. ACCORDINGLY, THE BIOSTAR BOARD HAS UNANIMOUSLY RECOMMENDED THAT THE BIOSTAR STOCKHOLDERS VOTE IN FAVOR OF APPROVAL OF THE MERGER PROPOSAL.

OPINION OF FINANCIAL ADVISOR TO CORTECH

     Pursuant to an engagement letter dated December 8, 1997 (the "Cowen Engagement Letter"), Cortech retained Cowen to serve as its financial advisor in connection with Cortech's exploration of strategic alternatives. As part of this assignment, Cowen was asked to render an opinion to the Cortech Board as to the fairness to Cortech, from a financial point of view, of the terms of the Merger.

     On December 22, 1997, Cowen delivered its oral opinion to the Cortech Board, subsequently confirmed in writing as of the same date, to the effect that, as of December 22, 1997, the financial terms of the Merger pursuant to the Reorganization Agreement were fair, from a financial point of view, to Cortech. THE FULL TEXT OF THE WRITTEN OPINION OF COWEN, DATED DECEMBER 22, 1997, IS ATTACHED HERETO AS APPENDIX C AND IS INCORPORATED BY REFERENCE. HOLDERS OF CORTECH COMMON STOCK ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY COWEN. THE SUMMARY OF THE WRITTEN OPINION OF COWEN SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. COWEN'S ANALYSES AND OPINION WERE PREPARED FOR THE CORTECH BOARD AND ARE DIRECTED TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE FINANCIAL TERMS OF THE MERGER. THE OPINION DOES NOT CONSTITUTE AN OPINION AS TO THE MERITS OF THE MERGER OR A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW TO VOTE ON THE PROPOSED MERGER. THE AMOUNT OF STOCK CONSIDERATION WAS DETERMINED THROUGH NEGOTIATIONS BETWEEN CORTECH AND BIOSTAR. COWEN DID NOT MAKE ANY RECOMMENDATION TO CORTECH AS TO FORM AND AMOUNT OF CONSIDERATION TO BE PAID IN THE MERGER.

     Cowen was selected by the Cortech Board as its financial advisor, and to render an opinion to the Board, because Cowen is a nationally recognized investment banking firm and because certain principals of Cowen have substantial experience in transactions similar to the Merger and are familiar with Cortech and its businesses. As part of its investment banking business, Cowen is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and valuations for corporate and other purposes. In the ordinary course of its business, Cowen trades equity securities of Cortech for its account and for the accounts of its customers, and, accordingly, it may at any time hold a long or short position in such securities.

     In arriving at its opinion, Cowen (a) reviewed Cortech's financial statements for the fiscal years ended December 31, 1994, 1995, and 1996 and for the quarters ended September 30, 1996 and September 30, 1997, respectively, certain publicly available filings with the Securities and Exchange Commission and certain other relevant financial and operating data of Cortech; (b) reviewed BioStar's financial statements for the fiscal years ended December 31, 1994, 1995, and 1996 and for the quarters ended September 30, 1996 and September 30, 1997, respectively, and certain other relevant financial and operating data of BioStar; (c) reviewed a draft Reorganization Agreement, dated December 22, 1997;
(d) held meetings and discussions with management and senior personnel of Cortech and BioStar to discuss the business, operations, historical financial results and future prospects of Cortech and BioStar; (e) reviewed financial projections furnished to Cowen by the management of Cortech, including, among other things, the capital structure, sales, net income, cash flow, capital requirements and other data of Cortech that Cowen deemed relevant; (f) reviewed financial projections furnished to Cowen by the management of BioStar, including, among other things, the capital structure, sales, net income, cash flow, capital requirements and other data of BioStar that Cowen deemed relevant;
(g) reviewed the valuation of Cortech and BioStar in comparison to other similar publicly traded companies; (h) analyzed the potential pro forma financial effects of the Merger; and (i) conducted such other studies, analysis, inquiries and investigations as Cowen deemed appropriate. Cowen was not requested to, and did not, solicit third party indications of interest in acquiring all or substantially all of the stock or assets of Cortech.

     In rendering its opinion, Cowen relied upon Cortech's and BioStar's managements with respect to the accuracy and completeness of the financial and other information furnished to it as described above. Cowen assumed that financial forecasts, projections and estimates of operating efficiencies and potential synergies reflected the best currently available estimates of expected future financial performance of their respective entities. Cowen has not assumed any responsibility for independent verification of such information, including financial information, nor has it made an independent evaluation or appraisal of any of the properties or assets of Cortech or BioStar. Cowen has conducted no inquiry as to legal matters relating to Cortech and BioStar, and Cowen expresses no opinion with respect to any such matters.

     Cowen's opinion is necessarily based on general economic, market, financial and other conditions as they exist on, and can be evaluated as of, the date of the opinion, as well as the information currently available to Cowen at that time. It should be understood that, although subsequent developments may affect Cowen's opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion. Cowen's opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger. Cowen's opinion does not imply any conclusion as to the likely trading range for Cortech Common Stock following consummation of the Merger or otherwise, which may vary depending on numerous factors that generally influence the price of securities. Cowen's opinion is limited to the fairness, from a financial point of view, of the terms of the Merger. Cowen expresses no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Cortech Board to approve, or Cortech's decision to consummate, the Merger.

     For purposes of rendering its opinion, Cowen has assumed in all respects material to its analysis, that the representations and warranties of each party contained in the Reorganization Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Reorganization Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Cowen has also assumed that all governmental, regulatory or other consents and approvals contemplated by the Reorganization Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger.

     The following is a summary of certain financial analyses performed by Cowen to arrive at its opinion. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Cortech the assumptions on which such analyses were based and other factors, including the historical and projected results of Cortech and BioStar. No limitations were imposed by the Cortech Board with respect to the investigations made or procedures followed by Cowen in rendering its opinion.

  Valuation of Cortech

     Analysis of Certain Publicly Traded Companies. Using publicly available information, Cowen compared, among other things, the market value of the total outstanding common equity (the "Market Value") and market value minus "cash" (the "Technology Value") of Cortech to the corresponding Market Value and Technology Value of certain other biotechnology companies (the "Biotech Companies") whose securities are publicly traded and which Cowen deemed comparable to Cortech. "Cash" equals cash and cash equivalents plus marketable securities. The Technology Values of these companies is a measure of the value attributed by the market to the current value of the companies' products under development. Selected Biotech Companies included: Anergen, Inc., Corvas International, Inc., Cytel Corporation, La Jolla Pharmaceutical Company, Repligen Corporation, T Cell Sciences, Inc., and Xenova Group plc. Technology Values ranged from a high of $45.2 million to a low of ($6.9) million. Cortech's Technology Value was calculated to be ($4.0) million. Based on this analysis, Cortech's Technology Value was shown to be at the low end of the range of Technology Values of the Biotech Companies.

     Although the Biotech Companies were used for comparison purposes, none of such companies is directly comparable to Cortech. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Biotech Companies and other factors that could affect the public trading value of the Biotech Companies or the company to which they are being compared.

     Liquidation Analysis. Cowen performed a liquidation analysis on Cortech as a way of determining the cash value of Cortech assuming the Merger did not occur. Such analysis assumes Cortech would complete its liquidation by the end of 1998. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of Cortech. Based on this analysis, Cortech was projected to receive approximately $1.0 million in cash from interest income and the sale of assets by the end of 1998 and spend approximately $4.4 million in general and administrative expenses, research and development salaries and overhead by the end of 1998. Given Cortech's cash position of $15.4 million at the beginning of the first quarter of 1998, the net result of these cash receipts and expenditures by the end of the fourth quarter of 1998 would yield a cash position of $12.1 million as a result of the liquidation of Cortech by the end of 1998.

     In connection with the liquidation analysis, it should be noted that such analysis is based upon observations and estimates of management as of December 1997. Management has not prepared a detailed plan in preparation for an actual liquidation, and there can be no assurances that Cortech would receive the projected income, that Cortech would not incur additional expenses (whether or not relating to a liquidation) or that Cortech would seek to or could effect an orderly liquidation by the end of 1998, if at all. Accordingly, there can be no assurances that the projected cash position of $12.1 million (or a figure approximating such amount) would result from the liquidation of Cortech.

  Valuation of BioStar

     Analysis of Certain Publicly Traded Companies. Cowen compared selected historical operating and financial data and ratios for BioStar to the corresponding financial data and ratios of certain other point-of-care diagnostic companies (the "Diagnostics Companies") whose securities are publicly traded and which Cowen deemed comparable to BioStar. These companies included:
Abaxis, Inc., Abbott Laboratories, Beckman Instruments, Inc., BioSite Diagnostics, Incorporated, CardioVascular Diagnostics, Inc., Cholestech Corporation, Diametrics Medical, Inc., i-STAT Corporation, International Murex Technologies Corporation, Meridian Diagnostics, Inc. and Quidel Corporation. Such data and ratios include the "Enterprise Value" of such Diagnostics Companies as multiples of revenues, earnings before interest and taxes plus depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") for the latest twelve months ("LTM"), estimated 1997 calendar year and estimated 1998 calendar year periods. Cowen also examined the ratios of the current prices of the Diagnostics Companies to the LTM earnings per share ("EPS"), estimated 1997 calendar year EPS and estimated 1998 calendar year EPS, as estimated by Cowen or First Call, for these companies.

     Such analysis indicated that, for the Diagnostics Companies, (i) the median values of Enterprise Value (a) as a multiple of LTM revenue, EBITDA and EBIT were 3.50 times, 13.7 times and 22.4 times, respectively; (b) of estimated 1997 revenue, EBITDA and EBIT were 4.46 times, 28.5 times and 18.9 times, respectively; (c) of estimated 1998 revenue, EBITDA and EBIT were 2.95 times,
10.9 times and 14.2 times, respectively; and (ii) the median values of price per share as a multiple of LTM EPS, estimated 1997 EPS and estimated 1998 EPS were
25.6 times, 24.2 times and 19.1 times, respectively.

     Although the Diagnostics Companies were used for comparison purposes, none of such companies is directly comparable to BioStar. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Diagnostics Companies and other factors that could affect the public trading value of the Diagnostics Companies or BioStar to which they are being compared.

     BioStar provided certain revenue projections and expense projections ("Management Case"). The Management Case was adjusted based upon certain assumptions described by, projections supplied by and discussions held with the managements of BioStar and Cortech (the "Adjusted Case"). Utilizing Adjusted Case 1997 and 1998 revenue projections, a range of equity values for BioStar was determined by applying such Adjusted Case revenue projections to median 1997 and 1998 Diagnostics Companies revenue multiples and subtracting projected debt as of December 31, 1997 of $8.4 million and adding projected cash as of December 31, 1997 of $10,000. Once these equity values were determined, a 35% illiquidity discount to compensate for the additional risk and lack of liquidity associated with a private company was applied to BioStar's range of equity values, yielding equity values for BioStar ranging from $33.5 million to $39.5 million.

     Discounted Cash Flow Analysis. Cowen estimated the range of values for BioStar based upon the discounted present value of the Management Case projected after-tax free cash flows of BioStar for the years ending December 1997 through December 2001, and of the terminal value of BioStar at December 30, 2001 based upon estimated EBIT multiples and 2001 EBIT. After-tax cash flow was calculated by taking projected EBIT and subtracting from such amount projected taxes, capital expenditures, changes in working capital and changes in other assets and liabilities and adding back projected depreciation and amortization. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the managements of Cortech and BioStar. In performing this analysis, Cowen utilized discount rates ranging from 20% to 40%. These discount rates were selected based on a number of criteria including the estimated industry weighted average cost of capital for Diagnostics Companies and as a way to account for the risks inherent in private diagnostics companies and BioStar. Cowen utilized terminal multiples of EBIT ranging from 8.0 times to
12.0 times for BioStar. These multiples were derived by taking the general range of 1998 EBIT multiples for the Diagnostics Companies and reducing these multiples to 8.0 times to 12.0 times as a way to account for the risks inherent in private diagnostics companies and BioStar. Such analysis resulted in a range of equity values for BioStar to which a 35% illiquidity discount was applied to account for the additional risk and lack of liquidity associated with a private company. Utilizing this methodology, BioStar's midrange equity value ranged from $22.3 million to $34.7 million.

     IPO Valuation Analysis. As a result of the Merger, if consummated, BioStar's shareholders will hold publicly traded securities. Cowen estimated the range of equity values for BioStar assuming a theoretical initial public offering ("IPO") of BioStar in 2000 and discounting such equity values to the end of 1997. The equity value of BioStar was calculated by taking the average 1998 price to earnings multiple of publicly traded companies Cowen deemed most comparable to BioStar. These companies included International Murex Technologies Corporation, Meridian Diagnostics, Inc. and Quidel Corporation. The average 1998 price to earnings multiple of these companies was 14.2 times, to which a standard 15% IPO discount was applied, yielding a multiple of 12.0 times. This multiple was then applied to BioStar's Adjusted Case projected 2000 net income, yielding an equity valuation which was discounted to the present at discount rates ranging from 20% to 40%. These discount rates were selected based on a number of criteria, including the estimated industry weighted average cost of capital for Diagnostics Companies and as a way to account for the risks inherent in private diagnostics companies and BioStar. Utilizing this methodology, BioStar's equity values ranged from $27.6 million to $37.5 million.

  Pro Forma Valuation

     Pro Forma Analysis. Cowen analyzed the potential effect of the Merger on the projected pro forma Management Case and Adjusted Case income statement of BioStar for the years ended December 1998, 1999, 2000 and 2001. This analysis was based on (a) the liquidation value of Cortech provided by Cortech's management; (b) Management Case projections for BioStar; and (c) Adjusted Case projections for BioStar. The analysis excluded all one-time events, including the effects of a BioStar financing transaction projected to occur in the first quarter of 1998. In addition, the analysis excluded the effects of any negative goodwill amortization which may be created by the Merger. The analysis showed, among other things, that on a pro forma Management Case basis, BioStar is projected to earn $15.8 million in 2001 and on a pro forma Adjusted Case basis, BioStar is projected to earn $7.3 million in 2001.

     The summary set forth above does not purport to be a complete description of the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Cortech Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Cortech and BioStar. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently uncertain and are subject to significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult or impossible to predict and are beyond the control of Cowen, Cortech and BioStar. As mentioned above, the analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Cortech Board in making its decision to enter into the Reorganization Agreement and should not be considered as determinative of such decision.

     Pursuant to the Cowen Engagement Letter, Cortech has agreed to pay certain fees to Cowen for its financial advisory services provided in connection with the Merger. Cowen has been paid a non-refundable retainer fee and a fairness opinion fee totaling $250,000. In addition, if the Merger is consummated, Cortech has agreed to pay Cowen an additional advisory fee of $150,000 in consideration for Cowen's professional services. Additionally, Cortech has agreed to reimburse Cowen for its out-of-pocket expenses (including the reasonable fees and expenses of its counsel) incurred or accrued during the period of, and in connection with, Cowen's engagement. Cortech has also agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of services performed by Cowen as financial advisor to the Cortech Board in connection with the Merger, unless it is finally judicially determined that such liabilities arose out of Cowen's gross negligence or willful misconduct. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arms' length between Cortech and Cowen, and the Cortech Board was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to Cowen is contingent upon consummation of the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Cortech's and BioStar's management and the BioStar Board may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Cortech or BioStar generally. The BioStar Board and the Cortech Board were each aware of these interests and considered them, among other matters, in approving the Reorganization Agreement and the transactions contemplated thereby.

     Indemnification. Under the Reorganization Agreement, Cortech has agreed to provide indemnification, to the fullest extent permitted by applicable laws, to any person who has served as a director or officer of Cortech or BioStar against losses, claims, damages or expenses arising out of the fact that such person was a director or officer of Cortech or BioStar.

     Acceleration of Stock Options. At the Effective Time of the Merger, vesting of options to purchase BioStar common stock held by the following BioStar directors shall accelerate (or the repurchase option held by BioStar with respect to shares underlying such options shall expire) so that the following portions of options shall be vested as of such time: option to purchase 100,000 shares at an exercise price of $.23 per share held by Thomas Bologna (50,000 shares will be vested and the remainder will be canceled); options to purchase 200,000 shares at an exercise price of $.23 per share held by Alexander E. Barkas (125,000 shares will be vested and the remainder will be canceled); and 100,000 shares subject to a repurchase option held by Marvin H. Caruthers (50,000 shares will be vested and the remainder will be canceled).

     BioStar Management Bonuses. In February 1998, the BioStar Board granted its executive officers stock options in the following amounts as compensation for services provided by such persons to BioStar in connection with the Merger:
Teresa W. Ayers (150,000 shares), Lyndal K. Hesterberg (130,000 shares), Noel T. Doheny (115,000 shares), Kim L. Stebbings (95,000 shares) and Edward C. Pritchard (10,000 shares), (each a "Bonus Option"). The Bonus Options are exercisable at $.40 per share of BioStar Common Stock and will vest in full on the first anniversary of the Merger. The Bonus Options will be assumed by Cortech in the Merger. The Bonus Options may be exercised early pursuant to restricted stock purchase agreements which provide that BioStar can repurchase any shares if the employee leaves prior to the first anniversary of the Merger. In addition, in February 1998, BioStar paid Ms. Ayers, Mr. Hesterberg, Mr. Doheny, Ms. Stebbings and Mr. Pritchard a cash bonus equal to the exercise price for the number of shares equal to two years of vesting on outstanding options (the "Two Year Vesting Amount") held by such executive plus an amount equal to such executive's tax liability. The executive officers are required to use the cash bonus to exercise the Two Year Vesting Amount. The aggregate cash bonus amount paid was $380,000.

     Severance Arrangements. Cortech adopted an Executive Officers' Severance Benefit Plan (the "Severance Plan") on September 18, 1995, which was amended on December 13, 1996, to encourage senior employees to continue working on Cortech's behalf during and following a change in control. In the event of an involuntary termination of employment within 60 days prior to and up to 30 months following a change in control, all employees employed at the level of Vice President or above, and such other management employees as may be designated by the Chief Executive Officer, will receive compensation during the Benefit Period (defined below), as well as a proportional bonus payment if one was received the year preceding the year in which the termination date occurs, and all outstanding unvested stock options held by any such employee will become fully vested on the termination date. The "Benefit Period" for employees other than the Chief Executive Officer is the period commencing on the termination date and (i) continuing for 18 months following such date if the date occurs within 60 days prior or up to 12 months after a change in control, or (ii) if termination occurs beyond 12 months after a change in control, continuing for the period following the termination date determined by reducing 30 months by the number of months the eligible employee was employed by Cortech following a change in control. With respect to the Chief Executive Officer, the "Benefit Period" is the period commencing on the Chief Executive Officer's termination date and (i) continuing for 24 months following such date if the date occurs within 60 days prior or up to 12 months after a change in control, or (ii) if termination occurs beyond 12 months after a change in control, continuing for the period following such termination date determined by reducing 36 months by the number of months the Chief Executive Officer was employed by Cortech following a change in control.

     Cortech entered into an Executive Compensation and Benefits Continuation Agreement with Kenneth R. Lynn (the "Employment Agreement") on October 14, 1997, which provides, upon the occurrence of the Termination Event (defined below) for the payment of the equivalent of 24 months base salary, the payment of health insurance policies for up to 18 months following the Termination Event, immediate vesting of all stock options not already vested and the payment of a bonus (equal to the fraction of the current year worked multiplied by the bonus paid for the prior year). A "Termination Event" is defined as the involuntary termination of Mr. Lynn by Cortech without cause or the termination of employment by Mr. Lynn on account of a material change in the business of Cortech or the duties of Mr. Lynn prior to a change in control of Cortech or within 30 months after a change in control of Cortech. The Employment Agreement also provides that, with respect to any Termination Event that is also covered by the Severance Plan, Mr. Lynn will receive compensation and benefits pursuant to the Employment Agreement only and not pursuant to the Severance Plan. As part of the arrangements relating to the Reorganization Agreement and the Merger, Mr. Lynn would be terminated as Chief Executive Officer of Cortech at the Effective Time. Accordingly, Mr. Lynn would become entitled to benefits under the Employment Agreement upon such termination (and would not be entitled to any benefits under the Severance Plan). In connection with arrangements relating to the Reorganization Agreement, Mr. Lynn has agreed to an amendment of the Employment Agreement. Pursuant to such amendment, Mr. Lynn would provide Cortech with consulting services for up to 20 hours per week (on a non-cumulative basis) for three months following the Effective Time and (ii) defer three months' worth of base salary otherwise payable following the Merger as severance (to be paid, on a month-to-month basis, over the course of such three-month consulting period).

     As a result of Mr. Lynn's Employment Agreement, it is anticipated that the only individual covered by the Severance Plan will be Diarmuid F. Boran, Cortech's Vice President of Corporate Development and Planning. As part of the arrangements relating to the Reorganization Agreement and the Merger, it is contemplated that Mr. Boran will be terminated as an officer of Cortech at the Effective Time of the Merger. Pursuant to an agreement with Mr. Boran (the "Boran Agreement"), the cash benefits payable under the Severance Plan would be paid at the Effective Time. The Boran Agreement further provides that benefits available under the Severance Plan would also be paid to Mr. Boran (with cash payments made over the course of six months) in the event of Mr. Boran's involuntary termination in the absence of the Merger.

     Cortech Employment and Consulting Arrangements. Pursuant to agreements reached between Cortech and BioStar, Cortech has entered into agreements with three key employees of Cortech (including Mr. Boran, as part of the Boran Agreement, but no other officers or directors of Cortech). Pursuant to these agreements, Cortech has agreed to employ these individuals at their current salaries as full or part-time employees and/or consultants for periods ranging from six to nine months following the Effective Time (six months for Mr. Boran). To ensure their continued employment, Cortech has agreed to make certain additional payments to two of these employees (excluding Mr. Boran who would otherwise be receiving benefits pursuant to the Severance Plan and in accordance with the Boran Agreement).

VOTING AGREEMENTS

     Certain directors, officers and other affiliates of BioStar (the "Voting Agreement Stockholders"), who together hold approximately 65% of the BioStar common stock and preferred stock voting together as a single class, and 100% of the Series A Preferred Stock, 100% of the Series B Preferred Stock, 100% of the Series C Preferred Stock, at least 50% of the Series D Preferred Stock and at least 38% of the Series E Preferred Stock, outstanding as of the BioStar Record Date, have entered into voting agreements with Cortech (the "BioStar Voting Agreements") pursuant to which such Voting Agreement Stockholders have agreed to vote in favor of the Merger Proposal and the BioStar Certificate Proposal and have granted Cortech an irrevocable proxy to vote their shares of BioStar Capital Stock in favor of the Merger Proposal and the BioStar Certificate Proposal. In addition, subject to certain exceptions, the Voting Agreement Stockholders have agreed not to Transfer any of their beneficial ownership of, interest in, or risk relating to, securities owned by them unless and until the proposed transferee of such securities shall have (i) executed a counterpart of the BioStar Voting Agreement and an irrevocable proxy and (ii) agreed to hold such securities subject to all of the terms and conditions of the BioStar Voting Agreement. See "Approval of the Merger and Related Transactions -- Voting Agreements".

     Certain directors, officers and other affiliates of Cortech, who together hold approximately 2.3% of the Cortech Common Stock outstanding as of the Cortech Record Date, have entered into the Cortech Voting Agreements pursuant to which such directors, officer and other affiliates of Cortech have agreed to vote in favor of the Merger Proposal and the Cortech Certificate Proposal and have granted BioStar an irrevocable proxy to vote their shares of Cortech Common Stock in favor of the Merger Proposal and the Cortech Certificate Proposal.

AFFILIATE AGREEMENTS

     It is a condition to consummation of the Merger that each person who could reasonably be determined to be an "affiliate," as such term is defined in Rule 145 promulgated under the Securities Act, of BioStar ("Affiliate") execute an agreement that generally requires such holder, for the one year period following consummation of the Merger, to sell shares to the public only in accordance with the volume restrictions and manner of sale restrictions of Rule 144. These restrictions generally require that sales to the public be made only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of Cortech Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. One year after the Effective Time, an affiliate would be able to sell such Cortech Common Stock without such manner of sale or volume limitations provided that Cortech was current with its Exchange Act informational filings and such affiliate was not then an affiliate of Cortech. This requirement will lapse if the SEC repeals the provisions currently contained in Rule 145(c) in a manner that would apply to this transaction.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of BioStar Capital Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Cortech, BioStar or BioStar stockholders as described herein.

     BioStar stockholders should be aware that this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular BioStar stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies or tax-exempt organizations, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or who hold their shares as a hedge or as part of a hedging, straddle, conversion or other risk reduction transaction. Further, this discussion does not address the federal income tax treatment with respect to holders of warrants for BioStar Capital Stock. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger).

     BIOSTAR STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

     Neither Cortech nor BioStar has requested a ruling from the Internal Revenue Service (the "IRS") with regard to any of the U.S. federal income tax consequences of the Merger. As a condition to the consummation of the Merger, Pillsbury Madison & Sutro LLP, counsel to Cortech, and Cooley Godward LLP, counsel to BioStar, will each render an opinion (collectively, the "Tax Opinions") that the Merger will constitute a reorganization under Section 368(a) of the Code (a "Reorganization"). Such opinions are, and will be, based on certain assumptions as well as representations (discussed below) and are and, will be subject to the limitations discussed below. Moreover, such opinions will not be binding on the IRS nor preclude the IRS from adopting a contrary position.

     The discussion below assumes that the Merger will qualify as a Reorganization, based upon the Tax Opinions. The tax description set forth below has been prepared and reviewed by Pillsbury Madison & Sutro LLP and Cooley Godward LLP, and in their opinion, to the extent such description relates to statements of law, it is correct in all material respects.

     Subject to the limitations and qualifications referred to herein, and as a result of the Merger's qualifying as a Reorganization, the following U.S. federal income tax consequences should result:

          (i) No gain or loss will be recognized by the holders of BioStar Capital Stock upon the receipt of Cortech Common Stock solely in exchange for such BioStar Capital Stock in the Merger (except to the extent of cash received in lieu of fractional shares);

          (ii) The aggregate tax basis of the Cortech Common Stock so received by BioStar stockholders in the Merger (including any fractional share of Cortech Common Stock not actually received) will be the same as the aggregate tax basis of BioStar Capital Stock surrendered in exchange therefor;

          (iii) The holding period of the Cortech Common Stock so received by each BioStar stockholder in the Merger will include the period for which the BioStar Capital Stock surrendered in exchange therefor was considered to be held, provided that the BioStar Capital Stock so surrendered is held as a capital asset at the Effective Time;

          (iv) Cash payments received by holders of BioStar Capital Stock in lieu of a fractional share will be treated as if such fractional share of Cortech Common Stock had been issued in the Merger and then redeemed by Cortech. A BioStar stockholder receiving such cash will recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share. The gain or loss should be capital gain or loss provided that such share of BioStar Capital Stock was held as a capital asset at the Effective Time;

          (v) A stockholder of BioStar who exercises dissenters' rights under any applicable law with respect to a share of BioStar Capital Stock and receives a cash payment for such stock will generally recognize capital gain or loss (if such stock was held as a capital asset at the Effective Time of the Merger) measured by the difference between the amount of cash received and the stockholder's basis in such share, provided such payment is neither essentially equivalent to a dividend within the meaning of
     Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively, a "Dividend Equivalent Transaction"). A sale of BioStar shares incident to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the dissenting stockholder owns no shares of Cortech Common Stock (either actually or constructively within the meaning of Section 318 of the Code); and

        (vi) Neither Cortech nor BioStar will recognize gain solely as a result of the Merger.

     The Tax Opinions will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations of Cortech, BioStar and certain stockholders of BioStar, including representations in certain certificates delivered to counsel by the respective managements of Cortech and BioStar and certain stockholders of BioStar. Of particular importance are the assumptions and representations relating to the "continuity of interest" requirement.

     To satisfy the "continuity of interest" requirement, BioStar stockholders must not, pursuant to a plan or intent existing at or prior to the Effective Time, dispose of or transfer so much of either (i) their BioStar Capital Stock in anticipation of the Merger or (ii) the Cortech Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the BioStar stockholders, as a group, would no longer have a "significant equity interest" in the BioStar business being conducted by Cortech after the Merger. BioStar stockholders will generally be regarded as having a "significant equity interest" as long as the Cortech Common Stock received in the Merger (after taking into account Planned Dispositions), in the aggregate, represents a substantial portion of the entire consideration received by the BioStar stockholders in the Merger. This requirement is frequently referred to as the "continuity of interest" requirement. If the continuity of interest requirement is not satisfied, the Merger would not be treated as a Reorganization. The law is unclear as to what constitutes a "significant equity interest" or a "substantial portion". The IRS ruling guidelines require a minimum of 50% continuity (although such guidelines do not purport to represent the applicable substantive law). The Reorganization Agreement and certificates from certain BioStar stockholders regarding continuity contemplate that the 50% standard will be applied. No assurance can be made that the "continuity of interest" requirement will be satisfied, and if such requirement is not satisfied, the Merger would not be treated as a Reorganization.

     A successful IRS challenge to the Reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) could result in significant adverse tax consequences to the BioStar stockholders. A BioStar stockholder would recognize gain or loss with respect to each share of BioStar Capital Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Cortech Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Cortech Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Closing Date.

     Certain noncorporate BioStar stockholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in Cortech Common Stock. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number ("TIN") and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 included in the Transmittal Letter, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A stockholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the IRS.

     Each BioStar stockholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger.

ANTICIPATED ACCOUNTING TREATMENT

     Although as a legal matter Cortech is acquiring BioStar, the Merger will be accounted for as a "purchase" of Cortech by BioStar for accounting and financial reporting purposes. Accordingly, BioStar's historical financial statements will be the financial statements of the post-merger combined company. Under the purchase method of accounting, Cortech's results of operations will be combined with those of BioStar from and after the Effective Time, and Cortech's specific tangible and identifiable intangible assets and liabilities will be recorded on BioStar's books at their respective fair values at the Effective Time. A determination of the fair value of Cortech's specific tangible and identifiable intangible assets and liabilities will be made in order to allocate the purchase price to the assets acquired and the liabilities assumed.

REGULATORY MATTERS

     Antitrust. Cortech and BioStar do not believe that any governmental filings with the Federal Trade Commission ("FTC") are required with respect to the Merger. However, the FTC or the United States Department of Justice Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin consummation of the Merger or seeking to cause divestiture of significant assets of Cortech or BioStar or their subsidiaries. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or, if such challenge is made, of what the result would be. Consummation of the Merger is conditioned upon, among other things, the absence of any temporary restraining order, preliminary or permanent injunction, or other order issued by any federal or state court in the United States which prevents the consummation of the Merger.

     Filing with the Delaware Secretary of State. Certificate of Merger must be filed with the Secretary of State of the State of Delaware in order to consummate the Merger.

     Securities Laws. Cortech and BioStar must comply with the federal securities laws and applicable securities laws of various states.

RIGHTS OF DISSENTING STOCKHOLDERS

     Stockholders of BioStar may, under certain circumstances and by following the procedure prescribed by the DGCL, exercise appraisal rights and receive cash for their shares of BioStar Capital Stock. The stockholders exercising appraisal rights under the DGCL must follow the appropriate procedures under the DGCL or suffer the termination or waiver of such rights.

     If a holder of BioStar Capital Stock exercises appraisal rights in connection with the Merger under Section 262 of the DGCL ("Section 262"), any shares of BioStar Capital Stock in respect of which such rights have been exercised and perfected will not be converted into Cortech Common Stock but instead will be converted into the right to receive such consideration as may be determined by the Delaware Court of Chancery (the "Court") to be due with respect to such shares pursuant to the laws of the State of Delaware.

     The following summary of the provisions of Section 262 is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Joint Proxy Statement/Prospectus as Appendix D and incorporated herein by reference.

     Holders of shares of BioStar Capital Stock who object to the Merger and who follow the procedures in Section 262 will be entitled to have their shares of BioStar Capital Stock appraised by the Court and to receive payment of the "fair value" of such shares as of the Effective Time.

     A stockholder of BioStar electing to exercise appraisal rights must, prior to the BioStar Special Meeting, perfect his, her or its appraisal rights by demanding in writing from BioStar the appraisal of his, her or its shares of BioStar Capital Stock, as provided in Section 262. A holder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to BioStar at 6655 Lookout Road, Boulder, Colorado 80301, Attn: Corporate Secretary. The demand should specify the holder's name and mailing address, the number of shares of BioStar Capital Stock owned and that such holder is demanding appraisal of his, her or its shares. Only a holder of record of shares of BioStar Capital Stock (or his, her or its duly appointed representative) is entitled to assert appraisal rights for the shares registered in that holder's name.

     Within 120 days after the Effective Time, any stockholder who has made a valid written demand and who has not voted in favor of approval and adoption of the Reorganization Agreement and approval of the Merger may (i) file a petition in the Court demanding a determination of the value of shares of BioStar Capital Stock and (ii) upon written request, receive from BioStar a statement setting forth the aggregate number of shares of BioStar Capital Stock not voted in favor of approval and adoption of the Reorganization Agreement and approval of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after the written request therefor has been received by BioStar.

     If a petition for an appraisal is timely filed, at a hearing on such petition, the Court is required to determine the holders of BioStar Capital Stock entitled to appraisal rights and will determine the "fair value" of such BioStar Capital Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the value of such BioStar Capital Stock. In determining the "fair value" of such BioStar Capital Stock, the Court is required to take into account all relevant factors, including the market value of BioStar Capital Stock and the net asset and earnings value of BioStar. In determining the fair value of interest, the Court may consider all relevant factors including the rate of interest which BioStar would have had to pay to borrow money during the pendency of the proceedings. Upon application by a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares of BioStar Capital Stock entitled to appraisal.

     Any holder of BioStar Capital Stock who has duly demanded an appraisal under Section 262 will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on such BioStar Capital Stock (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time).

     If any holder of shares of BioStar Capital Stock who demands appraisal under Section 262 effectively withdraws or loses his, her or its right to appraisal, the shares of such holder will be converted into a right to receive that number of shares of Cortech Common Stock as is determined in accordance with the Reorganization Agreement. A holder will effectively lose his right to appraisal if he, she or it votes in favor of approval and adoption of the Reorganization Agreement and approval of the Merger, if no petition for appraisal is filed within 120 days after the Effective Time or if the holder delivers to BioStar a written withdrawal of such holder's demand for an appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time requires the written approval of BioStar. A holder of stock represented by certificates may also lose his, her or its right of appraisal if he, she or it fails to comply with the Court's direction to submit such certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings.

     Holders of Cortech Common Stock are not entitled to appraisal rights under the DGCL because Cortech is not a constituent corporation to the Merger under the DGCL.

RESALE OF CORTECH COMMON STOCK

     Cortech Common Stock issued in connection with the Merger will be freely transferable, except that shares issued to any BioStar stockholder that may be an "affiliate" of BioStar or who becomes an "affiliate" of Cortech are subject to certain restrictions on resale. Affiliates generally include, without limitation, directors, certain executive officers and certain other persons who control a company. Certain stockholders of BioStar who may be deemed to be affiliates have executed agreements that prohibit the sale, transfer or other disposition of Cortech Common Stock received by such stockholders in the Merger, except under certain circumstances, in order to comply with the requirements of certain federal securities laws. See "Approval of the Merger and Related Transactions -- Affiliate Agreements". Certain stockholders of BioStar have also delivered to Cortech certificates certifying that such stockholders have no present intention to dispose of certain of the shares of Cortech Common Stock to be received by such stockholders in the Merger in order to comply with the requirements of certain United States federal tax laws. See "-- Certain Federal Income Tax Consequences".

EFFECT UNDER CORTECH RIGHTS PLAN

     In 1995, the Cortech Board adopted a stockholder rights plan (the "Rights Plan"). The Cortech Board has determined that neither the Merger, the Reorganization Agreement nor the arrangements contemplated thereby will cause any preferred stock purchase rights to become exercisable under the Rights Plan. Although such an event is not anticipated, the Cortech Board has not taken any action to prevent any former BioStar stockholder from triggering the exercisability of such rights through any post-Merger holding or accumulation of Cortech Common Stock (including, without limitation, shares issued pursuant to the Merger). See "Description of Cortech Capital Stock -- Certain Anti-takeover Provisions".

                          THE REORGANIZATION AGREEMENT

GENERAL

     The following is a summary of the material provisions of the Reorganization Agreement, a copy of which is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The following is not a complete statement of all provisions of the Reorganization Agreement and related agreements. Statements made in this Joint Proxy Statement/Prospectus with respect to the terms of the Reorganization Agreement and such related agreements are qualified in their respective entireties by reference to the more detailed information set forth in the Reorganization Agreement and such related agreements.

     The Reorganization Agreement provides for the merger of Merger Sub with and into BioStar. As a result of the Merger, Merger Sub will cease to exist, BioStar will become a wholly owned subsidiary of Cortech and the former stockholders of BioStar will become stockholders of Cortech. BioStar will continue as the surviving corporation of the Merger (the "Surviving Corporation"). The Merger will become effective upon the filing of a Certificate of Merger with the Delaware Secretary of State. Such filing is anticipated to take place as soon as practicable after the receipt of all required regulatory approvals and the satisfaction or waiver of the other conditions to the Merger, including the approval of the Merger Proposal by the stockholders of BioStar and Cortech. It is currently anticipated that the Effective Time will occur on or about
             1998. There can be no assurance, however, that the required regulatory approvals will be obtained, that the other conditions to the Mergers will be satisfied or waived by such date, or at all, or that the Reorganization Agreement will not be terminated. See "-- Conditions to the Merger" and "The Merger and Related Transactions -- Regulatory Matters".

MERGER CONSIDERATION

     Subject to the provisions contained in the Reorganization Agreement relating to the payment of cash in lieu of fractional shares and shares properly exercising appraisal rights, each share of BioStar Capital Stock outstanding will be converted into the right to receive shares of Cortech Common Stock equal to the "Exchange Ratio." The Exchange Ratio is equal to a fraction the numerator of which is 28,500,000 and the denominator of which is the number of shares of BioStar Capital Stock outstanding plus the number of shares of BioStar Capital Stock issuable upon exercise of all (x) outstanding BioStar Warrants and (y) outstanding BioStar Options, in each case as of immediately prior to the Effective Time. Although the Exchange Ratio will depend upon the capitalization of BioStar at the Effective Time and the per share market price for Cortech Common Stock prior to the Effective Time, BioStar presently estimates that the Exchange Ratio will be approximately .5512 (based upon BioStar's capitalization as of the date of this Joint Proxy Statement/Prospectus and assuming a per share market price for Cortech Common Stock of $0.656 (the per share market price of Cortech Common Stock as of the date of the Reorganization Agreement) immediately prior to the Effective Time).

     Certain outstanding debt of BioStar and related accrued interest will convert into shares of BioStar preferred stock immediately prior to the Merger. The rate at which such debt will be converted will depend upon, and vary with, the average market price of Cortech Common Stock over a period ending shortly before the Merger. BioStar will issue fewer shares to convert such debt as the per share market price for Cortech Common Stock increases; similarly, BioStar will issue a greater number of shares to convert such debt as such market price decreases. The number of shares of BioStar Capital Stock outstanding immediately prior to the Merger (and, therefore, the Exchange Ratio) will fluctuate based upon such market price.

     Assuming, (solely for purposes of illustration) that the per share market price for Cortech Common Stock immediately prior to the Merger is (i) $0.35, the Exchange Ratio is estimated to be .1055; (ii) $0.50, the Exchange Ratio is estimated to be .3919; and (iii) $0.656 (the per share market price as of the date of the Reorganization Agreement and the price assumed in preparing the unaudited pro forma condensed consolidated financial information included elsewhere herein), the Exchange Ratio is estimated to be .5512. To the extent the per share market price for Cortech Common Stock is higher than $0.656, the Exchange Ratio will increase accordingly.

NO FRACTIONAL SHARES

     No Fractional Shares of Cortech Common Stock will be issued in connection with the Merger, and no certificates for any such fractional shares will be issued. In lieu of such fractional shares, any holder of BioStar Capital Stock (after aggregating all fractional shares of Cortech Common Stock issuable to such holder) will, upon surrender of such holder's stock certificate(s) representing BioStar Capital Stock to the Exchange Agent, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Cortech Common Stock on the Nasdaq National Market on the date the Merger becomes effective.

STOCK OPTIONS AND WARRANTS

     At the Effective Time, each unexpired and unexercised BioStar Option shall be assumed by Cortech and will continue to have and be subject to, substantially the same terms and conditions set forth in the documents governing such options immediately prior to the Effective Time, except that (i) such options will be exercisable for that number of shares of Cortech Common Stock equal to the number of shares of BioStar Common Stock subject to such BioStar Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share of Cortech Common Stock) and (ii) the per share exercise price of such options will be equal to the exercise price per BioStar share immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole share). As soon as practicable after the Effective Time, the combined company shall issue to each holder of a BioStar Option assumed in connection with the Merger a notice evidencing the stock option assumption by the combined company. After the Merger, the combined company will file a Form S-8 Registration Statement to register shares under the BioStar 1995 Equity Incentive Plan.

     Each BioStar Warrant shall be, in connection with the Merger, assumed by Cortech. Each warrant so assumed by Cortech under the Reorganization Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the respective warrant agreements governing such warrant immediately prior to the Effective Time, except that each such warrant shall, following the Effective Time, be exercisable only for shares of Cortech Common Stock in such number, and at such exercise price as is determined by applying the Exchange Ratio in accordance with the terms of the applicable warrant agreement.

STOCK OWNERSHIP FOLLOWING THE MERGER

     A maximum of 28,500,000 shares of Cortech Common Stock will be issued to holders of BioStar Capital Stock or reserved for issuance upon exercise of
BioStar Options or BioStar Warrants (prior to the effect of the one-for-[     ]
reverse stock split to be considered at the Cortech Special Meeting). Based upon the number of shares of Cortech Common Stock issued and outstanding as of the Cortech Record Date, and after giving effect to the additional shares of Cortech Common Stock proposed to be issued, or reserved for issuance, in the Merger (assuming the full exercise of all outstanding options and warrants to purchase Cortech Common Stock), the former holders of BioStar Capital Stock, BioStar Options and BioStar Warrants would hold and have voting power with respect to approximately 60% of Cortech's total issued and outstanding shares.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES.

     As soon as practicable after the Effective Time, the Exchange Agent will mail to the registered holders of BioStar Capital Stock (i) a Letter of Transmittal and (ii) instructions for the use of the Letter of Transmittal in effecting the surrender of the BioStar Stock Certificates in exchange for certificates representing Cortech Common Stock. Upon surrender of a BioStar Stock Certificate to the Exchange Agent for exchange, together with a duly executed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent or Cortech, the holder of such BioStar Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the whole number of shares of Cortech Common Stock that such holder has the right to receive. No fractional shares of Cortech Common Stock will be issued in connection with the Merger, and no certificates for any such fractional shares will be issued.

     If any BioStar Stock Certificate has been lost, stolen or destroyed, Cortech may require the owner of such lost, stolen or destroyed BioStar Stock Certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Cortech or BioStar with respect to such BioStar Stock Certificate.

     BIOSTAR STOCKHOLDERS SHOULD NOT SURRENDER THEIR BIOSTAR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

EFFECT ON CERTIFICATES

     At the Effective Time, (i) all shares of BioStar Capital Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist, (ii) all holders of certificates representing shares of BioStar Capital Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of BioStar and
(iii) the stock transfer books of BioStar will be closed with respect to all shares of BioStar Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of BioStar Capital Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a BioStar Stock Certificate is presented to the Exchange Agent (or to BioStar or Cortech), such BioStar Stock Certificate will be canceled and will be exchanged as provided above under the caption "-- Conversion of Shares; Procedure for Exchange of Certificates".

CORPORATE MATTERS; COMPOSITION OF THE CORTECH BOARD AND OFFICERS

     As of the Effective Time, the Certificate of Incorporation of Merger Sub will be the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub will be the Bylaws of the Surviving Corporation. Cortech has agreed to use all reasonable efforts to have the Cortech Board consist of five persons from and after the Effective Time to serve until the next election of directors for each director's respective class, three of whom have been specified by BioStar. Promptly following the Effective Time, it is expected that the Cortech Board will be composed of Teresa W. Ayers, with a term expiring in 2000, Alexander E. Barkas, Ph.D., with a term expiring in 1999, Thomas A. Bologna, with a term expiring in 2000, Kenneth R. Lynn, with a term expiring in 1998, and Bert Fingerhut, with a term expiring in 1999. Ms. Ayers and Messrs. Barkas and Bologna have been specified by BioStar. As of the Effective Time, the BioStar executive officers will become the executive officers of Cortech.

CONDITIONS TO THE MERGER

     Cortech and Merger Sub. The obligations of Cortech and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction, at or prior to the consummation of the transactions contemplated by the Reorganization Agreement (the "Closing") of each of the following conditions:

          (i) representations and warranties of BioStar contained in the Reorganization Agreement, except for any representation and warranty that refers specifically to the date of the Reorganization Agreement or to any date or period prior to the date of the Reorganization Agreement, shall be accurate in all material respects as of the date of the Closing (the "Closing Date") as if made on and as of the Closing Date except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (individually and collectively) do not constitute a Material Adverse Effect (as defined below) on BioStar (it being understood that, for purposes of determining the accuracy of such representations and warranties, (a) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and
     (b) any update of or modification to BioStar's disclosure schedule made or purported to have been made after the date of the Reorganization Agreement shall be disregarded);

          (ii) each covenant or obligation that BioStar is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

          (iii) this Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the Commission with respect to this Registration Statement;

          (iv) the Merger Proposal and the BioStar Certificate Proposal shall have been duly approved by the Required BioStar Stockholder Vote, and the Merger Proposal shall have been duly approved by the Required Cortech Stockholder Vote;

          (v) the holders of fewer than 10% of the outstanding shares of BioStar Capital Stock shall have notified BioStar of their intention to assert appraisal rights with respect to the Merger;

          (vi) all material consents required to be obtained in connection with the Merger and the other transactions contemplated by the Reorganization Agreement shall have been obtained and shall be in full force and effect;

          (vii) Cortech shall have received the following legal documents, each of which shall be in full force and effect: (a) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, in the form reasonably satisfactory to Cortech and its legal counsel, (b) a legal opinion of Pillsbury Madison & Sutro LLP dated as of the Closing Date and addressed to Cortech, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); (c) a certificate executed on behalf of BioStar by its President/Chief Executive Officer confirming that the conditions set forth in clauses (i), (ii), (iv), (v), (vi) and (viii) have been duly satisfied;

          (viii) there shall have been no material adverse change in the business, financial condition, capitalization, assets, liabilities, operations or financial performance of the BioStar since the date of the Reorganization Agreement;

          (ix) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal;

          (x) there shall not be (i) pending or threatened any legal proceeding in which a governmental body is or is threatened to become a party or is otherwise involved (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement; (b) relating to the Merger and seeking to obtain from Cortech or any of its subsidiaries any damages that may be material to Cortech; or (c) which would materially and adversely affect the right of Cortech to own the assets or operate the business of BioStar, or
     (ii) pending any legal proceeding in which there is a reasonable probability of an outcome that would have a Material Adverse Effect on BioStar or on Cortech (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement; (b) relating to the Merger and seeking to obtain from Cortech or any of its subsidiaries any damages that may be material to Cortech; (c) seeking to prohibit or limit in any material respect Cortech's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Cortech to own the assets or operate the business of BioStar;

          (xi) BioStar shall have delivered the Affiliate Agreements; and

          (xii) The Cowen Opinion shall not have been withdrawn as of the date of the mailing of the definitive Joint Proxy Statements/Prospectus to the Cortech Stockholders.

     BioStar. The obligations of BioStar to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction, at or prior to the Closing of the following conditions:

          (i) the representations and warranties of Cortech contained in the Reorganization Agreement shall have been accurate in all material respects as of the date of the Reorganization Agreement and shall be accurate as of the Closing Date as if made on and as of the Closing Date except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (individually and collectively) do not constitute a Material Adverse Effect on Cortech (it being understood that, for purposes of determining the accuracy of such representations and warranties, (a) all "Material Adverse Effect" qualifications and other materiality requirements contained in such representations and warranties shall be disregarded and (b) any update of or modification to the Cortech Disclosure Schedule made or purported to have been made after the date of the Reorganization Agreement shall be disregarded);

          (ii) all of the covenants and obligations that Cortech is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

          (iii) this Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the Commission with respect to this Registration Statement;

          (iv) the Merger Proposal and the BioStar Certificate Proposal shall have been approved by the Required BioStar Stockholder Vote, and the Merger Proposal shall have been duly approved by the Required Cortech Stockholder Vote.

          (v) The holders of fewer than 10% of the outstanding shares of BioStar Capital Stock shall have notified BioStar of their intention to asset appraisal rights with respect to the Merger;

          (vi) BioStar shall have received the following documents: (a) a legal opinion of Pillsbury Madison & Sutro LLP, dated as of the Closing Date, in a form reasonably satisfactory to BioStar and its legal counsel, (b) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and (c) a certificate executed on behalf of Cortech by an executive officer of Cortech, confirming that conditions set forth in Sections (i), (ii), (iv), (v), (vii) and (xi) have been duly satisfied;

          (vii) there shall have been no material adverse change in Cortech's business, financial condition, assets, liabilities, operations or financial performance since the date of the Reorganization Agreement (it being understood that a decline in Cortech's stock price or the delisting of Cortech's stock shall not constitute, in and of itself, a Material Adverse Effect);

          (viii) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by BioStar shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legislation enacted or deemed applicable to the Merger that makes consummation of the Merger by BioStar illegal;

          (ix) Cortech shall have taken all actions necessary to cause the Cortech Board following the Effective Time to consist of the following individuals: Teresa W. Ayers, with a term expiring in 2000, Alexander E. Barkas, Ph.D., with a term expiring in 1999, Thomas A. Bologna, with a term expiring in 2000, Kenneth R. Lynn, with a term expiring in 1998 and Bert Fingerhut, with a term expiring in 1999. Ms. Ayers and Messrs. Barkas and Bologna have been specified by BioStar;

          (x) all material consents required to be obtained in connection with the Merger and the other transactions contemplated by the Reorganization Agreement shall have been obtained and shall be in full force and effect; and

          (xi) there shall not be (i) pending or threatened any legal proceeding to which a governmental body is or is threatened to become a party or is otherwise involved (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement; (b) relating to the Merger and seeking to obtain from BioStar or any of its subsidiaries any damages that may be material to BioStar; or (c) which would materially and adversely affect the right of BioStar to own the assets or operate the business of Cortech or (ii) pending any legal proceeding in which there is a reasonable probability of an outcome that would have a Material Adverse Effect on BioStar or on Cortech (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement; (b) relating to the Merger and seeking to obtain from BioStar any damages that may be material to BioStar; (c) seeking to prohibit or limit in any material respect BioStar's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or
     (d) resulting in Cortech as constituted after the Effective Time not containing all of the assets and business of Cortech as constituted immediately prior to the Effective Time.

     For purposes of the Reorganization Agreement, an event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on BioStar if such event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of the BioStar, (ii) the ability of the party to consummate the Merger or any of the other transactions contemplated by the Reorganization Agreement or to perform obligations under the Reorganization Agreement, or (iii) Cortech's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Cortech if such event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on (i) the business, financial condition, assets, liabilities, operations or financial performance of the Cortech Corporations taken as a whole, (ii) the ability of Cortech to consummate the Merger or any of the other transactions contemplated by the Reorganization Agreement or to perform its obligations under the Reorganization Agreement, or (iii) the ability of BioStar's stockholders to vote, receive dividends with respect to, or otherwise exercise ownership rights with respect to the stock of Cortech received by them.

REPRESENTATIONS AND WARRANTIES

     The Reorganization Agreement contains certain representations and warranties by BioStar as to: (i) due organization and subsidiaries; (ii) BioStar's Certificate of Incorporation and Bylaws; (iii) capitalization; (iv) financial statements; (v) absence of certain changes; (vi) title to assets;
(vii) real property, equipment and leaseholds; (viii) proprietary assets; (ix) material contracts; (x) liabilities; (xi) compliance with legal requirements;
(xii) certain business practices; (xiii) governmental authorizations; (xiv) tax matters; (xv) employee and labor matters and benefit plans; (xvi) environmental matters; (xvii) insurance; (xviii) transactions with Affiliates; (xix) legal proceedings and orders; (xx) authority and binding nature of the Reorganization Agreement; (xxi) absence of existing discussions or negotiations concerning other acquisition proposals; (xxii) vote required; (xxiii) non-contravention and consents; (xxiv) brokers, finders, investment bankers or other fees or commissions; and (xxv) full disclosure.

     The Reorganization Agreement also contains representations and warranties by Cortech and Merger Sub as to: (i) due organization and subsidiaries; (ii) Cortech's Certificate of Incorporation and Bylaws; (iii) capitalization; (iv) filings with the Commission and financial statements; (v) absence of certain changes; (vi) title to assets; (vii) real property, equipment and leaseholds;
(viii) proprietary assets; (ix) material contracts; (x) liabilities; (xi) compliance with legal requirements; (xii) certain business practices; (xiii) governmental authorizations; (xiv) tax matters; (xv) employee and labor matters and benefit plans; (xvi) environmental matters; (xvii) insurance; (xviii) transactions with Affiliates; (xix) legal proceedings and orders; (xx) authority and binding nature of the Reorganization Agreement; (xxi) absence of discussions or negotiations concerning other acquisition proposals; (xxii) vote required; (xxiii) non-contravention and consents; (xxiv) the receipt of a fairness opinion from an investment bank; (xxv) valid issuance of Cortech Common Stock; (xxvi) brokers, finders, investment bankers or other fees or commissions; (xxvii) full disclosure; and (xxviii) cash position.

COVENANTS

     Conduct of BioStar's Business. The Reorganization Agreement requires that during the period from the date of the Reorganization Agreement through the Effective Time (the "Pre-Closing Period"), (i) BioStar shall conduct its business and operations (A) in the ordinary course and in accordance with past practices or the operating plan previously delivered by BioStar to Cortech and
(B) in compliance with all applicable legal requirements and the requirements of all of material contracts to which any BioStar is a party, by which BioStar or any of its assets is or may become bound or under which BioStar has or may be come subject to any obligation, or under which BioStar has or may acquire any rights or interest (a "BioStar Contract"); (ii) BioStar shall use all reasonable efforts to ensure that BioStar preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with BioStar; (iii) BioStar shall keep in full force certain insurance policies or replace any such policies that terminate with comparable or superior policies; (iv) BioStar shall provide all notices, assurances and support required by any BioStar Contract relating to any proprietary asset in order to ensure that no condition under such BioStar Contract occurs which could result in, or could increase the likelihood of, any transfer or public disclosure by BioStar of any proprietary asset; and (v) BioStar shall (to the extent requested by Cortech) cause its officers to report regularly Cortech concerning the status of the BioStar's business. During the Pre-Closing Period, BioStar shall not (without the prior written consent of Cortech):

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except for repurchases at less than fair market value pursuant to employment or consulting agreements in effect prior to the date of the Reorganization Agreement;

          (ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security (except BioStar common stock upon the valid exercise of options or warrants to purchase BioStar Capital Stock outstanding on the date of the Reorganization Agreement or pursuant to equipment lease financings, in connection with BioStar's line of credit with Venture Lending and similar transactions or otherwise in the ordinary course of business), (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security; provided, however, that notwithstanding the foregoing, BioStar may grant up to 800,000 options to employees following the date of the Reorganization Agreement under its existing stock option plans;

          (iii) except as contemplated by the Reorganization Agreement, amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the BioStar stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract;

          (iv) except as contemplated by the Reorganization Agreement, amend or permit the adoption of any amendment to the BioStar Certificate of Incorporation or Bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (v) form any subsidiary or acquire any equity interest or other interest in any other entity;

          (vi) make any capital expenditure, except capital expenditures through December 31, 1997 in an aggregate amount of no more than the amount provided for in the capital budget provided to Cortech for such period, and thereafter in an aggregate amount of no more than is provided for in a 1998 capital budget to be provided to and approved by Cortech (such approval not to be unreasonably withheld) prior to January 1, 1998;

          (vii) except as set forth in the operating plan provided to Cortech, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material contract, or amend or terminate, or waive or exercise any material right or remedy under, any material contract;

          (viii) acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person (except in each case for (A) assets not constituting proprietary assets acquired, leased, licensed or disposed of by BioStar in the ordinary course of business; (B) consistent with past practices and except in the case of the in-licensing of proprietary assets, agreements involving the payment of less than $25,000 per year and a royalty of less than 0.75% and (C) rights granted to academic institutions and researchers to use the data collected pursuant to tissue sample agreements for research purposes), or waive or relinquish any material right;

          (ix) lend money to any person, except travel advances and loans related to relocation, education and immigration-related expenses made in the ordinary course of business, and loans in connection with employee stock purchases as provided for in agreements in effect on the date hereof, or incur or guarantee any indebtedness or pledge or encumber any material assets (except that BioStar may make routine borrowings in the ordinary course of business and in accordance with past practices under its line of credit with Venture Lending);

          (x) except as set forth in the BioStar's disclosure schedule, establish, adopt or amend any employee benefit plan, pay any bonus (except pursuant to existing incentive plans and employment contracts or understandings currently in effect) or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

          (xi) change any of its methods of accounting or accounting practices in any respect;

          (xii) make any material tax election;

          (xiii) commence or settle any legal proceeding;

          (xiv) materially amend or otherwise modify any of the terms of its engagement of Lehman Brothers Inc.;

          (xv) amend or otherwise modify any of the terms of any warrants to purchase BioStar Capital Stock, except to the extent necessary to terminate such warrants or reduce the number of shares issuable upon exercise thereunder;

          (xvi) enter into any material transaction or take any other material action in each case not specifically provided for in the operating plan provided by BioStar to Cortech, or outside the ordinary course of business or inconsistent with past practices; or

          (xvii) agree or commit to take any of the actions described in clauses
     (i) through (xvi).

     During the Pre-Closing Period, BioStar must promptly notify Cortech in writing of: (i) the discovery by BioStar of any event, condition, fact or circumstance that occurred or existed on or prior to the date of the Reorganization Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by BioStar in the Reorganization Agreement;
(ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of the Reorganization Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by BioStar in the Reorganization Agreement if (a) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (b) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the Reorganization Agreement; (iii) any material breach of any covenant or obligation of BioStar; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions to closing set forth in the Reorganization Agreement impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on BioStar. No notification so given to Cortech will limit or otherwise affect any of the representations, warranties, covenants or obligations of BioStar contained in the Reorganization Agreement.

     Conduct of Cortech's Business. The Reorganization Agreement further provides that during the Pre-Closing Period: (i) Cortech shall ensure that each of the Cortech Corporations conducts its business and operations (A) in the ordinary course and in accordance with operating parameters previously discussed among Cortech and BioStar and (B) in compliance with all applicable legal requirements and the requirements of all material contracts to which any Cortech Corporation is a party, by which any Cortech Corporation or any of their respective assets is or may become bound or under which any of the Cortech Corporations has or may be come subject to any obligation, or under which any of the Cortech Corporations has or may acquire any rights or interest (a "Cortech Corporation Contract"); (ii) Cortech shall use all reasonable efforts to ensure that each of the Cortech Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Cortech Corporations; and (iii) Cortech shall keep in full force certain insurance policies or replace such policies with comparable or superior policies; and (iv) Cortech shall provide all notices, assurances and support required by any Cortech Corporation Contract relating to any proprietary asset in order to ensure that no condition under such Cortech Corporation Contract occurs which could result in, or could increase the likelihood of, any transfer or public disclosure by any Cortech Corporation of any proprietary asset. During the Pre-Closing Period, Cortech shall not (without the prior written consent of BioStar), and shall not permit any of the other Cortech Corporations to:

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except for repurchases at less than fair market value pursuant to employment or consulting agreements in effect prior to the date hereof;

          (ii) hire any new employees, excluding those persons hired to replace employees who terminate their employment with a Cortech Corporation during the Pre-Closing Period;

          (iii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security (except Cortech Common Stock upon the valid exercise of options or warrants to purchase Cortech Common Stock outstanding on the date of the Reorganization Agreement or the exercise of rights under the Cortech ESPP or pursuant to equipment lease financings and similar transactions or otherwise in the ordinary course of business), (B) any option, call, warrant or right to acquire any capital stock or other security, (C) any instrument convertible into or exchangeable for any capital stock or other security;

          (iv) except as contemplated by the Reorganization Agreement, amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Cortech's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract;

          (v) except as contemplated by the Reorganization Agreement, amend or permit the adoption of any amendment to its Certificate of Incorporation or Bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (vi) except as contemplated by the Reorganization Agreement and, except as previously disclosed to BioStar, form any subsidiary or acquire any equity interest or other interest in any other entity;

          (vii) make any capital expenditure, except capital expenditures in an aggregate amount of no more than $25,000;

          (viii) establish, adopt or amend any employee benefit plan, or pay any bonus or make any profit sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees except as disclosed to BioStar;

          (ix) change any of its methods of accounting or accounting practices in any respect;

          (x) make any material tax election;

          (xi) commence or settle any legal proceeding except in the ordinary course of business;

          (xii) materially amend or otherwise modify any of the terms of its engagement of Cowen;

          (xiii) enter into any material transaction or take any other material action in each case either inconsistent with the operating plan provided by Cortech to BioStar, or outside the ordinary course of business;

          (xiv) except as previously disclosed to BioStar, sell or otherwise dispose of, or grant an exclusive license or any other exclusive right to utilize Cortech proprietary assets which individually or in the aggregate constitute core technology material to the business of Cortech, or grant to any third party a right of first refusal, first offer, or first negotiation with regard to material products or such core technology;

          (xv) make any expenditure singly or in the aggregate, that exceeds the aggregate expenditures set forth in the Cortech cash projection during the period ended March 31, 1998 by more than a net $350,000 or make any expenditure, singly or in the aggregate, that exceeds the aggregate expenditures set forth in the cash projections by more than a net $100,000 for the months of April 1998 or May 1998; or

          (xvi) agree or commit to take any of the actions described in clause
     (i) through (xv).

     During the Pre-Closing Period, Cortech shall promptly notify BioStar in writing of: (i) the discovery by Cortech of any event, condition, fact or circumstance that occurred or existed on or prior to the date of the Reorganization Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Cortech in the Reorganization Agreement;
(ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of the Reorganization Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Cortech in the Reorganization Agreement if (a) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (b) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the Reorganization Agreement; (iii) any material breach of any covenant or obligation of Cortech; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions to closing impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Cortech Corporations. No notification so given to BioStar will limit or otherwise affect any of the representations, warranties, covenants or obligations of Cortech contained in the Reorganization Agreement.

     Non-Solicitation. Pursuant to the Reorganization Agreement, BioStar and Cortech have each agreed that they will not directly or indirectly, and will not authorize or permit any representative of BioStar, in the case of BioStar, or any representative of Cortech or Merger Sub, in the case of Cortech, directly or indirectly to (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Acquisition Proposal (as such term is defined below) or take any similar action, (ii) furnish any non-public information regarding BioStar or any of the Cortech Corporations, respectively, to any person in connection with or in response to an Acquisition Proposal, (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (as such term is defined below). BioStar and Cortech and their respective boards of directors are not prevented, however, from (i) furnishing information regarding BioStar or any of the Cortech Corporations, respectively, to any person in connection with or in response to a bona fide, unsolicited Acquisition Proposal or engaging in discussions or negotiations with respect thereto if and only to the extent that (a) the relevant board of directors determines in good faith, after consultation with its financial advisor that such Acquisition Proposal is reasonably likely to result in an offer for acquisition superior to the one provided for in the Reorganization Agreement, (b) the relevant board of directors determines in good faith, after consultation with its outside counsel that such action is required in order for the board of directors to comply with its fiduciary duties under applicable law, (c) the person who has requested such information has executed and delivered to the relevant company a non-disclosure agreement that is not less restrictive than the non-disclosure agreement in effect between BioStar and Cortech, and (d) the company engaging in such activities has not breached its obligations concerning non-solicitation set forth herein or (ii) complying with Exchange Act Rules 14e-2 and 14d-9. Notwithstanding the foregoing, the relevant board of directors may recommend a superior offer to its stockholders, if the relevant board of directors determines, after consultation with its outside counsel that, in light of such superior offer, such recommendation is required in order for the relevant board of directors to comply with its fiduciary obligations; provided, however, that Cortech provides BioStar with at least 48 hours prior written notice of its intentions to consider an Acquisition Proposal and Cortech does not recommend a superior offer to its stockholders for at least two business days after Cortech has provided BioStar with the material terms of such superior offer.

     In addition, each of BioStar and Cortech shall promptly advise the other orally and in writing of any Acquisition Proposal (including the identity of the person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any person during the Pre-Closing Period. Each of BioStar and Cortech shall keep the other informed with respect to material changes to the terms of any such Acquisition Proposal and any material modification or proposed modifications thereto. BioStar and Cortech shall both immediately cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal and shall request the return or destruction of any confidential information previously disclosed to such person and shall use commercially reasonable efforts to ensure that such information is destroyed or returned.

     An "Acquisition Proposal" is any offer or proposal (other than an offer or proposal between Cortech and BioStar) contemplating or otherwise relating to any Acquisition Transaction. An "Acquisition Transaction" shall mean any transaction or series of related transactions involving: (i) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (a) in which Cortech or BioStar is a constituent corporation, (b) in which a person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires Cortech or BioStar or more than 50% of Cortech's business or BioStar's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of Cortech or BioStar, or (c) in which any of Cortech or BioStar issues securities representing more than 20% of the outstanding securities of any class of voting securities of BioStar or Cortech, respectively; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 50% of the assets of BioStar or Cortech; or (iii) any liquidation or dissolution of BioStar or Cortech.

     Meetings of Stockholders. Pursuant to the Reorganization Agreement, BioStar will take all action necessary in accordance with applicable law to convene and hold the BioStar Special Meeting to vote upon the approval of the Merger Proposal and the BioStar Certificate Proposal. BioStar's obligation to call, give notice of, convene and hold the BioStar Special Meeting will not be limited or otherwise affected by the withdrawal, amendment or modification of the recommendation of the board of directors of BioStar with respect to the Merger, except as is required by applicable law. Pursuant to the Reorganization Agreement, Cortech will take all action necessary in accordance with applicable law to convert and hold the Cortech Special Meeting to vote upon the approval of the Merger Proposal and the Cortech Certificate Proposal. Cortech's obligation to call, give notice of, convene and hold the Cortech Special Meeting will not be limited or otherwise affected by any withdrawal, amendment or modification of the recommendation of the Cortech Board with respect to the Merger, except as may be required by applicable law.

     Election of Directors. Cortech must use all reasonable efforts to nominate and appoint a five person board of directors as further set forth in the caption above entitled "-- Composition of the Cortech Board".

     Indemnification. Under the Reorganization Agreement, Cortech has agreed to provide indemnification to the fullest extent permitted by applicable laws, to any person who has served as a director or officer of Cortech or BioStar against losses, claims, damages or expenses arising out of the fact that such person was a director or officer of Cortech or BioStar.

     Registration Rights. Pursuant to the Reorganization Agreement, Cortech shall assume all of BioStar's obligations to certain BioStar stockholders under the BioStar Restated Investors' Rights Agreement to register shares of Cortech Common Stock issued in exchange for BioStar Capital Stock in the Merger to such stockholders; provided, however, the BioStar Restated Investors' Rights Agreement shall provide that no party may request registration or participate in a registration of Cortech Common Stock thereunder until the earlier of (a) the date 90 days after the effective date of a registration statement for the first public offering of Cortech's shares following the Effective Time and (b) the first anniversary of the Effective Time.

     Market Stand-off Agreement. BioStar shall obtain the agreement of certain holders of BioStar Capital Stock that such holders shall not directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any Cortech Common Stock issued to such BioStar stockholders in connection with the Merger for 180 days from the Effective Time.

     Certain Other Covenants. The Reorganization Agreement contains certain other covenants including covenants relating to: (i) information and access,
(ii) preparation and filing of the Registration Statement, (iii) obtaining regulatory approvals, (iv) public announcements, (v) tax qualification and opinion back-up certificates, (vi) resignation of Cortech's officers and certain of Cortech's directors, (vii) the Foreign Investment in Real Property Tax Act,
(viii) affiliate agreements, (ix) further action and (x) obtaining required consents.

TERMINATION

     The Reorganization Agreement may be terminated prior to the Effective Time (whether before or after approval of the Merger Proposal by the Required BioStar Stockholder Vote and the Required Cortech Stockholder Vote);

        (i) by mutual written consent of Cortech and BioStar;

          (ii) by either Cortech or BioStar if the Merger shall not have been consummated by May 31, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate the Reorganization Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

          (iii) by either Cortech or BioStar if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

          (iv) by either Cortech or BioStar if (i) the BioStar Stockholders' Meeting shall have been held and completed and (ii) the Merger Proposal shall not have been approved at such meeting by the Required BioStar Stockholder Vote;

          (v) by either Cortech or BioStar if (i) the Cortech Stockholders' Meeting shall have been held and completed and (ii) the Merger Proposal shall not have been approved at such meeting by the Required Cortech Stockholder Vote;

          (vi) by Cortech (at any time prior to the approval of the Merger Proposal and the BioStar Certificate Amendment by the Required BioStar Stockholder Vote) if a BioStar Triggering Event (as such term is defined below) shall have occurred;

          (vii) by BioStar (at any time prior to the approval of the Merger Proposal by the Required Cortech Stockholder Vote) if a Cortech Triggering Event (as such term is defined below) shall have occurred;

          (viii) by Cortech if (a) any of BioStar's representations and warranties contained in the Reorganization Agreement shall be or shall have become materially inaccurate, (b) if any of BioStar's covenants contained in the Reorganization Agreement shall have been breached, and such inaccuracy or breach would cause the condition set forth in clauses (i) or
     (ii) under "-- Conditions to the Merger -- Cortech and Merger Sub" to not be satisfied or (c) if Cowen withdraws its fairness opinion because of a material change in the underlying assumptions of the financial projections provided to Cowen by BioStar; provided, however, that if an inaccuracy in BioStar's representations and warranties or a breach of a covenant by BioStar is curable by BioStar and BioStar is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Cortech may not terminate the Reorganization Agreement on account of such inaccuracy or breach until 20 days after delivery of written notice of the inaccuracy or breach to BioStar by Cortech, if the inaccuracy or breach has not at that time been cured or May 31, 1998, whichever shall first occur; or

          (ix) by BioStar if any of Cortech's representations and warranties contained in the Reorganization Agreement shall be or shall have become materially inaccurate, or if any of Cortech's covenants contained in the Reorganization Agreement shall have been breached, and such inaccuracy or breach would cause the condition set forth in clauses (i) or (ii) under "-- Conditions to the Merger -- BioStar" to not be satisfied (except as BioStar may consider any breach of the covenant set forth in clause "(xv)" under "-- Conditions to the Merger -- BioStar" to be a material breach); provided, however, that (except with respect to a breach of the covenant set forth in clause "(xv)" under "-- Conditions to the Merger -- BioStar" which shall be considered a breach incapable of cure) if an inaccuracy in Cortech's representations and warranties or a breach of a covenant by Cortech is curable by Cortech and Cortech is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then BioStar may not terminate the Reorganization Agreement on account of such inaccuracy or breach until 20 days after delivery of written notice of the breach or inaccuracy to Cortech by BioStar, if the inaccuracy or breach has not at that time been cured or May 31, 1998, whichever shall first occur.

     A "Triggering Event" of a party shall be deemed to have occurred if: (i) the board of directors of the party shall have failed to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to the other party its unanimous recommendation in favor of, the Merger or approval of the Reorganization Agreement; (ii) the party shall have failed to include in this Joint Proxy Statement/Prospectus the unanimous recommendation of its board of directors in favor of approval of the Reorganization Agreement and the Merger; (iii) the board of directors of the party fails to unanimously reaffirm its recommendation in favor of approval of the Reorganization Agreement and the Merger within five business days after the other party requests in writing that such recommendation be reaffirmed; (iv) the board of directors of the party shall have approved, endorsed or recommended any Acquisition Proposal;
(v) the party shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal; (vi) the party shall have failed to hold the relevant stockholders' meeting as promptly as practicable and in any event within 45 days after this registration statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of the party shall have been commenced and the party shall not have sent to its security holders, within five business days after the commencement of such tender or exchange offer, a statement disclosing that the party recommends rejection of such tender or exchange offer; or (viii) an Acquisition Proposal is publicly announced, and the party (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal.

EXPENSES AND TERMINATION FEES

     Pursuant to the Reorganization Agreement, except as provided below, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Cortech and BioStar shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the filing, printing and mailing of this registration statement and this Joint Proxy Statement/Prospectus and any amendments or supplements thereto.

     The Reorganization Agreements provides that if it is terminated by Cortech pursuant to clause (vi) or (viii) under the caption "Termination," then BioStar must pay to Cortech, in cash, a nonrefundable termination fee in the amount of $500,000 plus the amount of professional fees and expenses which Cortech has incurred in connection with the Merger, up to $150,000. If the Reorganization Agreement is terminated by BioStar pursuant to clause (vii) or (ix) under "Termination," then Cortech shall pay to BioStar, in cash, a nonrefundable termination fee in the amount of $500,000, plus the amount of professional fees and expenses which BioStar has incurred in connection with the Merger, up to $150,000.

     Cowen has acted as a financial advisor to the Cortech Board in connection with the Merger. Pursuant to the terms of the letter agreement with Cowen, Cowen has been paid a non-refundable retainer fee and fairness opinion fee totalling $250,000. If the Merger is consummated, Cortech has agreed to pay Cowen an additional advisory fee of $150,000 in consideration for Cowen's professional services. Cortech also has agreed to reimburse Cowen for its reasonable out-of-pocket expenses and to indemnify Cowen and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

     Lehman has acted as financial advisor to the BioStar Board in connection with the Merger. Pursuant to the terms of the letter agreement with Lehman,
BioStar will pay Lehman $          , including           shares of BioStar
Series F Preferred Stock, for its financial advisory services. In addition, BioStar has agreed to reimburse Lehman for its reasonable out-of-pocket expenses and to indemnify Lehman and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

           PROPOSAL TO AMEND THE CORTECH CERTIFICATE OF INCORPORATION

     In addition to the Merger Proposal, at the Cortech Special Meeting the stockholders of Cortech as of the Cortech Record Date are being asked to approve the Cortech Certificate of Amendment (attached hereto as Appendix B) which will effect (i) a corporate name change for Cortech and (ii) a reverse split of the issued and outstanding Cortech Common Stock. Although these actions are further described below, it should be noted that the Cortech Certificate of Amendment would not be implemented in the event that the Cortech Certificate of Amendment is approved but the Merger Proposal is not approved.

CORPORATE NAME CHANGE

     As part of its consideration of the Merger and the Reorganization Agreement, the Cortech Board has unanimously approved an amendment to the Cortech Certificate, contingent upon the effectiveness of the Merger and stockholder approval, to change the corporate name of Cortech to "BioStar Holdings, Inc." (the "Name Change"). The Name Change would entail a new quotation symbol of "BSTR" for Cortech Common Stock on the Nasdaq National Market (provided that the combined company maintains its listing on the Nasdaq National Market).

REVERSE SPLIT

     The Cortech Board has unanimously approved an amendment to the Cortech Certificate to effect a reverse split of the Cortech Common Stock (the "Reverse Split"). The Reverse Split, if approved and implemented, would cause all issued and outstanding shares of Cortech Common Stock to be split, on a reverse basis,
one-for-[     ]. However, the Reverse Split would not affect the number of authorized shares of Cortech Common Stock. Accordingly, the Reverse Split would effectively increase the number of available authorized shares of Cortech Common Stock. The effective date of the Reverse Split would be the date on which the Certificate of Amendment is filed with the Secretary of State of Delaware. Implementation of the Reverse Split is contingent upon approval of the Cortech Certificate Proposal and the Merger Proposal by the Cortech stockholders. Assuming such implementation, the effective date of the Reverse Split is anticipated to be at or about the Effective Time. As described below, the primary objective of the Cortech Board in effecting the Reverse Split is to increase the per share market price of Cortech Common Stock. A significant collateral effect would be to increase the number of authorized but unissued shares of Cortech Common Stock.

     Trading in Cortech Common Stock is presently quoted on the Nasdaq National Market. Cortech has been advised by Nasdaq that the continued quotation of Cortech Common Stock on the Nasdaq National Market is in jeopardy due to a bid price for Cortech Common Stock of less than $1.00 per share. The Reverse Split is intended to increase the post-Merger per share bid price of Cortech Common Stock in order to satisfy Nasdaq's related requirement. In the event that the Merger Proposal is approved and the Cortech Certificate Proposal is not implemented following the Cortech Special Meeting (for example, because the Cortech Certificate Proposal is not approved at the Cortech Special Meeting), Cortech would propose a reverse stock split of Cortech Common Stock for approval at an Annual Meeting of the Cortech stockholders to be held as soon as reasonably practicable following the Cortech Special Meeting. There can be no assurances that Cortech will be able to maintain its Nasdaq National Market Listing (whether as a result of failure to meet the minimum bid price requirement or other requirements imposed by the Nasdaq National Market). The absence of the quotation of trading in Cortech Common Stock on the Nasdaq National Market would have an adverse effect on the market for, and the market price of, Cortech Common Stock.

     The Reverse Split will have the significant collateral effect of increasing the number of authorized but unissued shares of Cortech Common Stock. This would permit Cortech to use such shares in connection with Cortech's employee benefit plans, the options, warrants and rights formerly relating to BioStar Capital Stock which will be assumed by Cortech in the Merger and possible future issuances. At the Cortech Record Date, there were issued and outstanding
[          ] shares of Cortech Common Stock and options and warrants to acquire
an additional [          ] shares of Cortech Common Stock. The number of shares
of Cortech Common Stock to be issued in connection with the Merger will not exceed 28,500,000 shares (pre-Reverse

Split). Accordingly, only [     ] of the 50,000,000 shares of Cortech Common
Stock authorized would be available for possible future issuances absent the Reverse Split.

     The Cortech Board believes that the Reverse Split is beneficial to Cortech's future prospects since Cortech Common Stock will not continue to be eligible for inclusion on the Nasdaq National Market if the Reverse Split does not take place or if the market price for the Cortech Common Stock does not otherwise meet the $1.00 minimum bid price. In addition, the Reverse Split will provide the combined company flexibility in meeting its possible needs by enabling it to raise additional capital through the issuance of Cortech Common Stock or securities convertible into or exercisable for Cortech Common Stock, make additional stock awards under Cortech's employee benefit plans (and the employee benefit plans of the combined company) and/or employ Cortech Common Stock as a form of consideration for acquisitions. Other than in connection with the Merger, Cortech does not presently intend to issue any additional shares for any specific purpose (except in connection with Cortech's employee benefit plans, employee benefit plans of the combined company and the options, warrants and rights formerly relating to BioStar Capital Stock which will be assumed by Cortech in connection with the Merger).

     For the foregoing reasons, the Cortech Board has determined that a recapitalization through the Reverse Split, which would be implemented at or about the Effective Time, would be in the best interests of Cortech and its stockholders.

EFFECTS OF THE REVERSE SPLIT

     General Effects. The principal effect of the Reverse Split would be to decrease the number of outstanding shares of Cortech Common Stock. Specifically,
the [          ] shares of Cortech Common Stock issued and outstanding on the
Cortech Record Date would, as a result of the Reverse Split, be converted into
approximately [          ] shares of Cortech Common Stock (with the precise
number depending upon the extent of fractional shares resulting from the Reverse Split, which will be converted to cash based upon the market price for a share of Cortech Common Stock on the trading day prior to implementation of the Reverse Split). After giving effect to the Merger (i.e., assuming the issuance of an aggregate of 28,500,000 shares of Cortech Common Stock in connection with
the Merger), the [          ] shares of Cortech Common Stock issued and
outstanding would, as a result of the Reverse Split, be converted into
approximately [          ] shares of Cortech Common Stock (with the precise
number depending upon the extent of fractional shares). Since the number of shares of Cortech Common Stock authorized for issuance by the Cortech Certificate following the Reverse Split will remain at 50,000,000 shares, the
Reverse Split will result in approximately [                    ] "new" (or
post-Reverse Split) shares of Cortech Common Stock ("New Shares") available for issuance by Cortech.

     Effect on Market for Cortech Common Stock. On [          ], 1998, the
closing price of Cortech Common Stock quoted on the Nasdaq National Market was
$[          ] per share. By decreasing the number of shares of Cortech Common
Stock otherwise outstanding without altering the aggregate economic interest in Cortech represented by such shares, the Cortech Board believes that the per share market price for Cortech Common Stock will be increased to the price required for continued inclusion of the shares on the Nasdaq National Market.

     Effect on Cortech's Stock Options and Warrants. The total number of shares of Cortech Common Stock issuable upon the exercise of options and warrants to acquire such shares, and the exercise price thereof, shall be proportionally adjusted to reflect the Reverse Split.

     Effect under Cortech's Rights Plan. Following the implementation of the Reverse Split, each share of Cortech Common Stock will continue to have one preferred share purchase right (a "Right") associated with it; however, the number of shares of preferred stock issuable upon the exercise of each Right shall be proportionally adjusted to reflect the Reverse Split (i.e., following the effectiveness of the Reverse Split, each Right, under certain circumstances,
would be eligible to purchase up to [                    ] one-hundredths of a
share of preferred stock). See "Description of Cortech Capital
Stock -- Stockholder Rights Plan".

     Changes in Stockholders' Equity. The Reverse Split would reduce Cortech's stated capital, which consists of the par value per share of Cortech Common Stock multiplied by the number of such shares outstanding, from the amount which would otherwise exist following the Effective Time (assuming the effectiveness of the Merger and the share amounts otherwise set forth above, the Reverse Split
would reduce Cortech's stated capital by approximately $[     ]. Although the
par value of Cortech Common Stock would remain at $.002 per share following the Reverse Split, stated capital would be decreased because the number of shares outstanding would be reduced. Correspondingly, Cortech's additional paid-in capital, which consists of the difference between Cortech's stated capital and the aggregate amount paid to Cortech upon the issuance by Cortech of all then outstanding shares of Cortech Common Stock, would be increased.

     Appraisal Rights. Pursuant to the DGCL, Cortech's stockholders are not entitled to appraisal rights with respect to the Reverse Split.

FEDERAL INCOME TAX CONSEQUENCES

     The following summary of the federal income tax consequences of the Reverse Split is based on current law, including the Code, and is for general information only. The tax treatment for any stockholder may vary depending upon the particular facts and circumstances of such stockholder. Certain stockholders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, non-resident aliens, foreign corporations and persons who do not hold Cortech Common Stock as a capital asset, may be subject to special rules not discussed below. ACCORDINGLY, EACH STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE REVERSE SPLIT, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAXES AND OTHER LAWS.

     The receipt of whole New Shares (excluding fractional New Shares) in the Reverse Split should be non-taxable for federal income tax purposes. Consequently, a stockholder receiving New Shares will not recognize either gain or loss, or any other type of income, with respect to whole New Shares received as a result of the Reverse Split. In addition, the tax basis of such stockholder's shares of Cortech Common Stock prior to the Reverse Split will carry over as the tax basis of the stockholder's New Shares. The holding period of the New Shares should also include the stockholder's holding period of the Cortech Common Stock prior to the Reverse Split, provided that such Cortech Common Stock was held by the stockholder as a capital asset on the effective date of the Reverse Split.

     Any stockholder who receives cash in lieu of a fractional New Share pursuant to the Reverse Split will recognize gain or loss equal to the difference between the amount of cash received and the portion of the aggregate tax basis in his or her shares of Cortech Common Stock allocable to such fractional New Share. If the shares of Cortech Common Stock were held as a capital asset on the effective date of the Reverse Split, then the stockholder's gain or loss will be a capital gain or loss. Such capital gain or loss will be a long-term capital gain or loss if the stockholder's holding period for the shares of Cortech Common Stock is longer than eighteen months, a short-term capital gain or loss if the stockholder's holding period is twelve months or less and mid-term gain or loss if the stockholder's holding period is longer than twelve months and less than eighteen months.

     Based on certain exceptions contained in regulations issued by the Internal Revenue Service, Cortech does not believe that it or its stockholders would be subject to backup withholding or informational reporting with respect to cash distributed in lieu of fractional New Shares.

EXCHANGE OF SHARES

     On or after the effective date of the Reverse Split, Cortech will mail to each Cortech stockholder of record a letter of transmittal. Cortech stockholders will be able to receive a certificate representing New Shares and, if applicable, cash in lieu of a fractional New Share only by transmitting to the Exchange Agent such stockholder's stock certificate(s) for shares of Cortech Common Stock outstanding prior to the Reverse Split, together with the properly executed and completed letter of transmittal, and such evidence of ownership of such shares as Cortech may require. Cortech stockholders will not receive certificates for New

Shares unless and until the certificates representing their shares of Cortech Common Stock outstanding prior to the Reverse Split are surrendered. Cortech stockholders should not forward their certificates to the Exchange Agent until the letter of transmittal is received and should surrender their certificates only with such letter of transmittal. Holders of BioStar Capital Stock prior to the Merger will receive a letter of transmittal which combines the procedure for exchanging their certificates representing BioStar Capital Stock for certificates representing New Shares.

     Payment in lieu of a fractional New Share will be made to any Cortech stockholder entitled thereto promptly after receipt by Cortech or its Exchange Agent of a properly completed letter of transmittal and stock certificate(s) for all of his or her shares of Cortech Common Stock (or BioStar Capital Stock, as the case may be) outstanding prior to the Reverse Split. There will be no service charge payable by Cortech stockholders in connection with the exchange of certificates or in connection with the payment of cash in lieu of the issuance of a fractional New Share. These costs will be borne by Cortech.

REQUIRED VOTE

     Approval and adoption of the Cortech Certificate Proposal (which includes the Name Change and the Reverse Split) requires the affirmative vote of the holders of a majority of the shares of Cortech Common Stock issued and outstanding on the Cortech Record Date and entitled to vote. Therefore, the effect of an abstention or broker nonvote on the proposal is the same as a vote against the proposal.

BOARD RECOMMENDATION

     THE CORTECH BOARD HAS UNANIMOUSLY APPROVED THE CORTECH CERTIFICATE OF AMENDMENT, WHICH INCLUDES THE NAME CHANGE AND THE REVERSE SPLIT, AND RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE CORTECH CERTIFICATE PROPOSAL.

             AMENDMENT OF THE BIOSTAR CERTIFICATE OF INCORPORATION

     The BioStar Board has approved and submitted for a vote with the BioStar stockholders an amendment (the "BioStar Certificate of Amendment") of the Restated Certificate of Incorporation of BioStar. A copy of the proposed amendment is attached as Exhibit B to the Reorganization Agreement attached hereto as Appendix A.

     Conditioned upon the satisfaction or waiver of the various conditions to closing the Merger in the Reorganization Agreement, the BioStar Certificate of Amendment provides that the holders of BioStar preferred stock will only receive the consideration for their shares set forth in the Reorganization Agreement.

     The Merger is conditioned upon approval of the BioStar Certificate of Amendment by the BioStar preferred stockholders. If the BioStar Certificate of Amendment is not approved then the Merger will not be implemented.

EFFECT OF AMENDMENT

     Holders of BioStar preferred stock are entitled, under certain circumstances, to receive payment of a preferential amount prior to any payments or distributions in respect of BioStar common stock. Under BioStar's Restated Certificate of Incorporation, the preferred stock preference is not payable in the event of a merger in which BioStar stockholders obtain more than 50% of the voting power of the entity "surviving or continuing" after such merger.

     BioStar stockholders will hold more than 50% of the outstanding voting power of Cortech following the Merger. Because of the legal structure of the Merger, however, Cortech (rather than BioStar) could be deemed to be such "surviving or continuing" entity. The BioStar Certificate of Amendment clarifies that, despite the legal structure of the Merger, holders of BioStar preferred stock will not receive in connection with the Merger any payments or amounts in preference to the BioStar common stock, but will only receive the consideration for their shares specified in the Reorganization Agreement.

REQUIRED VOTE

     Approval and adoption of the BioStar Certificate of Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of BioStar common stock and preferred stock, voting together as a single class (on an as-converted basis), and the affirmative vote of the holders of a majority of the shares of each series of BioStar preferred stock, voting as separate classes. The effect of an abstention or broker nonvote on the proposal is the same as a vote against the proposal.

     Pursuant to the BioStar Voting Agreements, certain directors, officers and other affiliates of BioStar, who together hold approximately 65% of the BioStar common stock and BioStar preferred stock voting as a single class, and 100% of the Series A Preferred Stock, 100% of the Series B Preferred Stock, 100% of the Series C Preferred Stock, at least 50% of the Series D Preferred Stock and at least 38% of the Series E Preferred Stock voting as separate classes, outstanding as of the BioStar Record Date, have agreed to vote in favor of the BioStar Certificate Proposal. See "Approval of the Merger and Related Transactions -- Voting Agreements".

     THE BIOSTAR BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE BIOSTAR CERTIFICATE AMENDMENT.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     On December 22, 1997, Cortech, BioStar and Merger Sub entered into the Reorganization Agreement pursuant to which BioStar would become a wholly owned subsidiary of Cortech at the Effective Time and the stockholders of BioStar would receive shares of Cortech Common Stock in exchange for their BioStar Capital Stock. The Cortech Common Stock to be issued or reserved for issuance to holders of BioStar Capital Stock, BioStar Options and BioStar Warrants amounts to approximately 60% of the Cortech Common Stock issued and outstanding immediately after the Merger (assuming the exercise in full of all BioStar Options and BioStar Warrants). For financial reporting purposes, the transaction would be accounted for as a reverse acquisition whereby BioStar is deemed the acquiror of Cortech since the former stockholders of BioStar would have voting control of Cortech after the transaction.

     The following unaudited pro forma condensed consolidated balance sheet gives effect to the consummation of the Merger as if it had occurred on December 31, 1997. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1997 gives effect to the Merger as if it had occurred on January 1, 1997. The unaudited pro forma condensed consolidated financial information and notes thereto do not purport to represent what the Company's results of operations would have been if the Merger had occurred on such dates.

     The pro forma adjustments are based upon currently available information and upon certain assumptions that Cortech and BioStar management believe are reasonable. The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the financial statements and related notes thereto of both Cortech and BioStar, and other financial information pertaining to Cortech and BioStar, including "Cortech Management's Discussion and Analysis of Financial Condition and Results of Operations" and "BioStar Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Joint Proxy Statement/Prospectus.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                CORTECH                                  BIOSTAR
                                 --------------------------------------   --------------------------------------    UNAUDITED
                                               PRO FORMA                                PRO FORMA                   PRO FORMA
                                 HISTORICAL   ADJUSTMENTS   AS ADJUSTED   HISTORICAL   ADJUSTMENTS   AS ADJUSTED   AS ADJUSTED
                                 ----------   -----------   -----------   ----------   -----------   -----------   -----------
ASSETS:
Cash and cash equivalents......   $ 11,562     $     --       $11,562      $      1      $    --      $      1      $ 11,563
Short term investments.........      3,841           --         3,841            --           --            --         3,841
Trade accounts receivable,
  net..........................         --           --            --         1,663           --         1,663         1,663
Inventories....................         --           --            --         1,413           --         1,413         1,413
Prepaid expenses and other.....        308           --           308           285           --           285           593
                                  --------     --------       -------      --------      -------      --------      --------
  Total current assets.........     15,711           --        15,711         3,362           --         3,362        19,073
                                  --------     --------       -------      --------      -------      --------      --------
Laboratory and manufacturing
  equipment....................         --           --            --         3,040           --         3,040         3,040
Leasehold improvements.........      8,026       (2,324)(1)       159           123           --           123           282
                                                 (5,543)(2)
Office furniture and
  equipment....................      2,300       (2,043)(2)       257           617           --           617           874
                                  --------     --------       -------      --------      -------      --------      --------
                                    10,326       (9,910)          416         3,780           --         3,780         4,196
Less accumulated depreciation
  and amortization.............     (9,592)       2,006 (1)        --        (1,624)          --        (1,624)       (1,624)
                                                  7,586 (2)
                                  --------     --------       -------      --------      -------      --------      --------
                                       734         (318)          416         2,156           --         2,156         2,572
                                  --------     --------       -------      --------      -------      --------      --------
Purchased patents..............         --           --            --           920           --           920           920
Deferred patent and trademark
  costs........................         --           --            --           815           --           815           815
                                  --------     --------       -------      --------      -------      --------      --------
                                        --           --            --         1,735           --         1,735         1,735
Accumulated amortization.......         --           --            --        (1,159)          --        (1,159)       (1,159)
                                  --------     --------       -------      --------      -------      --------      --------
                                        --           --            --           576           --           576           576
                                  --------     --------       -------      --------      -------      --------      --------
Other assets...................         --           --            --           234         (168)(3)        66            66
                                  --------     --------       -------      --------      -------      --------      --------
Total assets...................   $ 16,445     $   (318)      $16,127      $  6,328      $  (168)     $  6,160      $ 22,287
                                  ========     ========       =======      ========      =======      ========      ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
Accounts payable and accrued
  liabilities..................   $    762     $  2,026 (4)   $ 2,788      $  1,538      $   (88)(5)  $  2,350      $  5,138
                                                                                             900 (6)
Accrued compensation...........        264           --           264           880           --           880         1,144
Deferred revenue and other.....         36           --            36           166           --           166           202
Note payable and line of
  credit.......................         --           --            --         1,251           --         1,251         1,251
Current portion of capital
  lease obligations............         --           --            --           374           --           374           374
Current portion of subordinated
  debt.........................         --           --            --           747           --           747           747
Subordinated promissory
  notes........................         --           --            --         1,565       (1,565)(5)        --            --
                                  --------     --------       -------      --------      -------      --------      --------
                                     1,062        2,026         3,088         6,521         (753)        5,768         8,856
                                  --------     --------       -------      --------      -------      --------      --------
Capital lease obligations, net
  of current portion above.....         --           --            --            62           --            62            62
Convertible subordinated
  debt.........................         --           --            --         4,500       (4,500)(7)        --            --
Other long-term liabilities....         --           --            --           858         (831)(7)        27            27
                                  --------     --------       -------      --------      -------      --------      --------
                                        --           --            --         5,420       (5,331)           89            89
                                  --------     --------       -------      --------      -------      --------      --------
  Total liabilities............      1,062        2,026         3,088        11,941       (6,984)        5,857         8,945
                                  --------     --------       -------      --------      -------      --------      --------
Common stock...................         37           52 (8)        89            --            1 (7)        --            89
                                                                                              (1)(9)
Convertible preferred stock....         --           --            --             2           (2)(10)        --           --
Warrants.......................      1,077       (1,077)(8)        --            --           --            --            --
Additional paid in capital.....     98,909      (85,959)(8)    12,950        20,207        5,330 (7)    26,125        39,075
                                                                                            (900)(6)
                                                                                               2 (10)
                                                                                              58 (11)
                                                                                             (58)(11)
                                                                                            (168)(3)
                                                                                               1 (9)
                                                                                           1,653 (5)
Deferred compensation..........         (1)           1 (8)        --            --           --            --            --
Accumulated deficit............    (84,639)        (318)(1)        --       (25,822)          --       (25,822)      (25,822)
                                                 (2,026)(4)
                                                 86,983 (8)
                                  --------     --------       -------      --------      -------      --------      --------
  Total stockholders' equity        15,383       (2,344)       13,039        (5,613)       5,916           303        13,342
                                  --------     --------       -------      --------      -------      --------      --------
Total liabilities and
  stockholders' equity.........   $ 16,445     $   (318)      $16,127      $  6,328      $(1,068)     $  6,160      $ 22,287
                                  ========     ========       =======      ========      =======      ========      ========

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                    UNAUDITED
                                                         CORTECH       BIOSTAR       PRO FORMA      PRO FORMA
                                                        HISTORICAL    HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                                        ----------    ----------    -----------    -----------
Sponsored research and development revenues...........  $    3,451     $ 5,028      $       --     $    8,479
Net sales.............................................          --      10,830              --         10,830
                                                        ----------     -------      ----------     ----------
     Total revenues...................................       3,451      15,858              --         19,309
                                                        ----------     -------      ----------     ----------
Research and development expense......................       7,552       3,236              --         10,788
Cost of sales and other manufacturing costs...........          --       4,924              --          4,924
Sales and marketing...................................          --       6,179              --          6,179
General and administrative expense....................       3,616       2,662              --          6,278
                                                        ----------     -------      ----------     ----------
     Total expenses...................................      11,168      17,001              --         28,169
                                                        ----------     -------      ----------     ----------
Royalties and grants..................................          --          94              --             94
Interest income.......................................         939           4              --            943
Interest expense......................................          --        (888)            470(12)       (295)
                                                                                           123(13)
                                                        ----------     -------      ----------     ----------
                                                               939        (790)            593            742
                                                        ----------     -------      ----------     ----------
     Net loss.........................................  $   (6,778)    $(1,933)     $      593     $   (8,118)
                                                        ==========     =======      ==========     ==========
Basic and diluted net loss per share..................  $    (0.37)                                $    (0.18)
Weighted average common shares outstanding............  18,521,758                  26,096,950(8)  44,618,708

---------------

 (1) Represents the write-off of leasehold improvements and related accumulated amortization of Cortech's leased facilities, as it is assumed BioStar will not occupy such leased space.

 (2) Represents the adjustment of the remaining tangible assets to estimated fair market value.

 (3) Represents historical costs incurred by BioStar related to the Merger which will be offset against additional paid-in capital upon consummation of the Merger.

 (4) Represents additional costs to be incurred by Cortech related to severance agreements ($1.3 million), continuing operating lease obligations ($226,000) and estimated costs to close the Merger of $500,000.

 (5) Represents the conversion of BioStar subordinated promissory notes and related accrued interest into BioStar preferred stock immediately prior to the Effective Time. The actual conversion will include accrued interest through the date of the Merger.

 (6) Represents additional costs estimated to be incurred by BioStar in connection with the Merger.

 (7) Represents the conversion of BioStar convertible subordinated debt and related accrued interest into BioStar preferred stock immediately prior to the Effective Time. The actual conversion will include accrued interest through the date of the Merger.

 (8) Represents the issuance of approximately 26.1 million shares of Cortech Common Stock upon the consummation of the Merger. The amount of Cortech shares issued does not include Cortech shares to be reserved for issuance in connection with the assumption of BioStar Options. As the Merger is to be accounted for as a reverse acquisition, Cortech's stockholders' equity balances are adjusted to reflect the fair market value of the Cortech assets less the fair market value of the liabilities.

 (9) Represents the elimination of the historical BioStar common stock balance, as adjusted for the conversion of subordinated promissory notes and convertible subordinated debt, together with accrued interest.

(10) Represents the conversion of BioStar's convertible preferred stock into BioStar common stock immediately prior to the Effective Time.

(11) Represents the issuance of 160,000 shares of BioStar preferred stock (valued at $0.36 per share) immediately prior to the Effective Time in connection with BioStar's cancellation of the convertible contingent payment instrument.

(12) Represents the elimination of interest expense on BioStar convertible subordinated debt as such debt is assumed converted into BioStar preferred stock as of January 1, 1997.

(13) Represents the elimination of interest expense on BioStar convertible promissory notes as such notes are assumed converted into BioStar preferred stock as of January 1, 1997.

                                CORTECH BUSINESS

OVERVIEW

     Cortech is a biopharmaceutical company whose principal focus has been the discovery and development of novel therapeutics for the treatment of inflammatory disorders. Specifically, Cortech has directed its research and development efforts toward protease inhibitors and bradykinin antagonists. These efforts have produced certain intellectual property rights. See "-- Cortech's Work with Protease Inhibitors" and "-- Cortech's Work with Bradykinin Antagonists".

     In response to disappointing test results and its loss of collaborative partner support, Cortech has implemented a series of reductions in force over the past three-and-one-half years which has reduced the number of full-time, regular employees from more than 200 to fewer than 15 and effectively discontinued all internal efforts to advance its research and development activities. In addition, Cortech is currently de-commissioning its laboratories, has sold most of its scientific and technical equipment and, unless BioStar opts to retain such assets, plans to sell most of its office furniture and equipment and, where possible, its leasehold improvements.

     As a result of these actions, Cortech no longer has the staff or operative facilities required to re-commence internal research and development activities. Cortech has retained a core group of professionals who, among other things, are actively engaged in ongoing efforts to realize appropriate value from Cortech's tangible and intangible assets. It is uncertain, however, whether Cortech will be able to retain employees with sufficient knowledge and experience to realize appropriate value from Cortech's intangible assets. In light of the above, Cortech's management has focused on evaluating various strategic alternatives. As a result, Cortech entered into the Reorganization Agreement with BioStar on December 22, 1997.

CORTECH'S WORK WITH PROTEASE INHIBITORS

     Background. Proteases are enzymes that cleave peptide bonds within proteins. Since proteins are one of the fundamental building blocks of biological systems, proteases are among the most important regulators of biological activity that have been described. As a result of an increased understanding of the causative role proteases play in a number of disease processes, protease inhibition has become a very important area of drug discovery. Cortech's work has focused primarily on the discovery and synthesis of inhibitors of human neutrophil elastase ("HNE"), a serine protease capable of degrading a variety of connective tissue proteins, most notably elastin. Elastin is found in the lungs, vasculature and skin, and therapy directed against HNE may have therapeutic application in acute and chronic respiratory, cardiovascular and skin disorders. As a result of its research and development efforts in this field, Cortech has developed proprietary technology which it has demonstrated has the potential to be applied to the discovery and synthesis of a broader range of therapeutically interesting protease inhibitors.

     During inflammation, neutrophils are activated and migrate to sites of inflammation to help kill microorganisms and eliminate inflammatory debris. Neutrophils release HNE which disrupts the lining of blood vessels (endothelium) and allows the neutrophils to reach their target destination. Because HNE is so potent at digesting protein and thereby damaging tissue, the body possesses a number of defenses against excessive HNE release, limiting its effect in minor inflammatory states. In certain severe inflammatory conditions, however, HNE production overwhelms the body's natural defenses, resulting in tissue destruction. High levels of HNE release have also been found in cases of organ dysfunction, such as those associated with acute respiratory distress syndrome ("ARDS"). Further, HNE appears to play a significant role in a number of chronic diseases marked by tissue destruction, including cystic fibrosis and emphysema. HNE also appears to be involved in less severe forms of tissue destruction, such as rheumatoid arthritis, psoriasis and periodontal disease.

     CE-1037 -- HNE Inhibitor for Parenteral Administration. Cortech's early work in the area of protease inhibition led to the establishment in 1987 of a strategic partnering relationship with Marion Laboratories, Inc. ("Marion") under which Cortech granted to Marion worldwide rights to develop, manufacture and market any products resulting from Cortech's HNE inhibitor program, subject to a royalty payable to Cortech based on net sales, and Marion substantially funded the development of such products. Although certain rights were granted back to Cortech in 1993 and 1996, this relationship continued in force through subsequent merger transactions engaged in by Marion (and its successor) which brought about the formation of Marion Merrill Dow Inc., and subsequently Hoechst Marion Roussel, Inc. ("HMRI"). Cortech's work with HMRI (references to HMRI hereafter include, as applicable in context, its predecessors) pursued discovery and development of a parenterally administered inhibitor of HNE for use in the treatment of ARDS and cystic fibrosis. As a result of this work, Cortech's scientists produced a lead compound, designated "CE-1037", which Cortech ultimately advanced, with HMRI's support, through Phase I and into Phase II clinical trials.

     HMRI continued to fund Cortech's development of CE-1037 (ultimately providing $14.1 million in funding) until December 1996 when HMRI terminated its agreement with Cortech and returned all rights to CE-1037 to Cortech. HMRI terminated the agreement following an analysis of the results from two preliminary, preclinical, genotoxicity experiments which suggested that CE-1037 might have genotoxic properties.

     When the disappointing results of the genotoxicity experiments became available, a small pilot study in ARDS was underway. Cortech and HMRI decided to suspend the clinical trial in order to evaluate the genotoxicity results and conduct a repeat experiment, if warranted. Following HMRI's termination of its agreement with Cortech, Cortech undertook a repeat (but more comprehensive) test which was conducted at an independent contract facility. The results of this repeat test recently became available and showed no genotoxic effects of CE-1037. In the meantime, Cortech has also evaluated data from the small cohort of patients in the ARDS trial, and such data suggest that CE-1037 may deserve further study in this and other acute respiratory indications. Notwithstanding these tentative findings, there can be no assurance that CE-1037 would be proven safe and efficacious in clinical trials, that the regulatory approvals necessary for its commercialization (if it is ever advanced to this stage) would be obtained or that it could be manufactured at acceptable costs and in appropriate quantity. Furthermore, Cortech does not intend to undertake further development of CE-1037 without a collaborative partner. Although Cortech is currently seeking to secure such a partner or purchaser of Cortech's related technology rights, there can be no assurance that Cortech will be able to establish such a collaboration or effect any transaction involving a sale of technology rights on favorable terms, if at all.

     HNE Inhibitors for Oral Administration. HNE has been implicated in a number of chronic diseases of the respiratory tract including chronic obstructive pulmonary disease and emphysema. Optimally, these conditions would require a compound that could be administered orally for a prolonged period of time. Thus, Cortech's research and development in the area of elastase inhibition was expanded to include compounds suitable for oral administration.

     In March 1995, Cortech signed a three year research agreement with Ono Pharmaceutical Co. Ltd., ("Ono") of Osaka, Japan to develop an orally active HNE inhibitor using technology developed by Cortech prior to initiation of the collaboration. Under the terms of the agreement, Ono substantially funded Cortech's research on oral, HNE inhibitors ultimately providing a total of approximately $10.0 million in funding from 1995-1997. The agreement also granted Ono an exclusive, royalty-free license to make, use and sell a resulting product in Japan, Korea, Taiwan and China (the "Ono Territory"), with Cortech retaining all rights outside of the Ono Territory.

     In November 1996, Cortech reallocated some of its scientists to the oral elastase project in light of the progress made over the preceding 18 months. In return, Ono accelerated certain payments due under its agreement with Cortech. In late 1996, disappointments from Cortech's collaborations with HMRI on CE-1037 and SmithKline Beecham on Bradycor(TM) (see "-- Cortech's Work with Protease Inhibitors -- CE-1037 -- HNE Inhibitor for Parenteral Administration" and
"-- Cortech's Work with Bradykinin Antagonists") increased the pressure on Cortech to conserve cash. Subsequently, in April 1997, Cortech and Ono amended their agreement to transfer all responsibilities for research activities to Ono during the final six months of the collaborative project (from September 15, 1997 through March 14, 1998). During the third quarter of 1997, Cortech's remaining research staff focused their efforts primarily on elastase inhibition in order to fulfill Cortech's responsibilities under its agreement with Ono. On October 1, 1997, after fulfilling these responsibilities, Cortech began to implement a further, corporate downsizing (to a staff of less than 15 full-time persons). Although Cortech retains rights outside of the Ono Territory to any compounds developed pursuant to the agreement with Ono, including those that might result from Ono's efforts during the final six months of the collaborative project, there can be no assurance that any research and development efforts with respect to HNE inhibitors (including the efforts of Ono) will prove successful, that any potential product would be proven safe and efficacious in clinical trials, that the regulatory approvals necessary for the commercialization of any product (if any product is ever advanced to this stage) would be obtained or that any product could be manufactured at acceptable costs and with appropriate quantity. Cortech does not intend to undertake further development of HNE inhibitors without a collaborative partner. Although Cortech is currently seeking to secure such a partner or a purchaser of Cortech's related technology rights, there can be no assurance that Cortech will be able to establish such a collaboration or effect any transaction involving a sale of technology rights on favorable terms, if at all.

     Other Protease Targets. As part of its protease inhibitor research efforts, Cortech scientists synthesized and tested a number of compounds. Certain of these compounds have been shown to have activity against other serine elastases, such as proteinase-3 and endogenous vascular elastase. Serine elastases have been shown to play an important role in vascular injury, and Cortech believes that its portfolio of compounds may potentially provide useful therapeutic interventions for certain acute and chronic vascular, skin and respiratory diseases. A small, focused effort continues in this area through contractual arrangements with selected experts at academic medical centers. Cortech has also developed a proprietary technology which has the potential to be applied to the discovery and synthesis of inhibitors of a broader range of therapeutically interesting serine and cysteine proteases such as mast cell tryptase and picorna virus proteases, interleuken-1 beta converting enzyme, other caspases involved in apoptosis and cell death and cathepsins B, K, L and S.

     Notwithstanding these initial findings, there can be no assurance that any of these compounds will be proven safe and efficacious in clinical trials, that the regulatory approvals necessary for their commercialization (if any such compounds are ever advanced to this stage) would be obtained or that it could be manufactured at acceptable costs and with appropriate quantity. Furthermore, Cortech does not intend to undertake further development of any of these compounds without a collaborative partner. Although Cortech is currently seeking to secure such a partner or purchaser of Cortech's related technology rights, there can be no assurance that Cortech will be able to establish such a collaboration or effect any transaction involving a sale of technology rights on favorable terms, if at all.

CORTECH'S WORK WITH BRADYKININ ANTAGONISTS

     Background. Inflammation is the body's response to injury of any kind, including injury caused by infections, immune responses or physical trauma. Controlled inflammation is beneficial because it facilitates the clearance of pathogens (disease-causing agents) and the repair of damaged tissue. However, because inflammation is a comprehensive response involving numerous pathologic mediators, the strength of the response often converts normal, controlled inflammation into an abnormal, destructive process. When this occurs, inflammation can cause acute or chronic disease, often accompanied by pain, edema (swelling) or tissue destruction leading to organ failure and death in severe cases.

     Bradykinin is generated immediately following tissue injury or infection. It is a pivotal inflammatory mediator, and its diverse effects include pain, edema, vascular leak, and hypotension or low blood pressure that can lead to shock, organ dysfunction and death. The body normally inactivates bradykinin within seconds of its generation. However, in instances of severe injury, bradykinin production outstrips the body's capacity to inactivate it, thereby generating sustained inflammation, pain and edema. Preclinical and clinical work continues to support the role of bradykinin as an important mediator of inflammation, particularly in brain injury following trauma or acute ischemia.

     Cortech's efforts in connection with bradykinin antagonists have led to the discovery and synthesis of bradykinin antagonist monomers, dimers and heterodimers. The latter compounds link a bradykinin antagonist with an opioid agonist to encompass the spectrum of pain and inflammation without central nervous system penetration and its accompanying side effects. These heterodimers may have therapeutic potential in the management of perioperative pain. In the last two years, however, Cortech's efforts have focused on the development of two of its bradykinin antagonists, Bradycor, a peptide dimer, and CP-0597, a peptide monomer.

     Bradycor(TM) (Deltibant or CP-0127). Bradycor is Cortech's lead, first-generation bradykinin antagonist which may potentially have therapeutic application in the management of traumatic brain injury ("TBI"). The rationale for its use in TBI is based on the important contribution of inflammatory processes to the full expression of the injury. A number of these inflammatory processes are mediated by bradykinin receptor mechanisms, including neutrophil activation and migration, stimulation of vascular endothelial cells and interactions with neuronal and non-neuronal cell populations found within the brain parenchyma. Following brain injury, these processes result in the production of inflammatory cytokines, endothelial retraction, blood brain barrier disruption and neuronal death. Thus, compounds such as Bradycor which can block these bradykinin mediated effects may potentially be efficacious in ameliorating the inflammatory aspects of TBI.

     Until mid-1995, Cortech's work on Bradycor concentrated primarily on the treatment of sepsis, but two Phase II clinical trials, completed in 1994 and 1995, failed to provide sufficient evidence of efficacy to warrant additional development in that indication. Concurrent with the sepsis studies, Cortech also undertook a small, pilot Phase II study in patients with large focal cerebral contusions (a type of injury that represents a subset of the spectrum of TBI). In that study, Bradycor had significant beneficial effects, compared with placebo, on intracranial pressure, neurological status and the need for surgical intervention. In addition, Bradycor was well tolerated and showed no clinically significant adverse effects in these patients.

     In November 1995, Cortech entered into a worldwide product development and license agreement with SmithKline Beecham ("SB") for the development of Bradycor for the treatment of TBI and possibly stroke. Under the terms of this agreement, SB undertook a multicenter, placebo-controlled, Phase II clinical trial of Bradycor in patients with severe TBI (the "TBI Study"). Results of the TBI Study, which became available in March 1997, failed to demonstrate a statistically significant benefit of Bradycor on intracranial pressure, the primary endpoint of the TBI Study. Based on these results, SB and Cortech agreed to discontinue the planned development of Bradycor. Moreover, SB, after providing Cortech with $4.0 million in funding for the development of Bradycor, terminated its agreement with Cortech.

     Notwithstanding the initial results of the TBI Study, an analysis of long-term functional outcome by the American Brain Injury Consortium, which was completed during the third quarter of 1997, showed positive trends in functional outcome for patients treated with Bradycor which were statistically significant in the most severely injured patients. In addition, patients treated with Bradycor in the TBI Study showed modest (but not statistically significant) positive trends in intracranial pressure and the requirement for other interventions to control intracranial pressure.

     During the term of the agreement between SB and Cortech, SB also conducted a number of preclinical and other early phase clinical studies to broaden the profile of Bradycor. One of SB's preclinical studies in rats yielded adverse findings which were inconsistent with the findings of Cortech's toxicology program and not supported by the safety profile observed in the clinic. These adverse findings led to the premature suspension of the TBI Study with 133 patients available for analysis rather than the 160 patients planned. However, repeat rat studies failed to duplicate the initially observed mortality or to provide an explanation for the adverse findings. Furthermore, these results when considered in the context of the entire body of preclinical and clinical data available on the compound remain anomalous.

     In the event that development efforts with respect to Bradycor are continued, there can be no assurance that Bradycor would be proven safe and efficacious in clinical trials, that the regulatory approvals necessary for its commercialization (if Bradycor is ever advanced to this stage) would be obtained or that it could be manufactured at acceptable costs and with appropriate quantity. Cortech does not intend to undertake further development of Bradycor without a collaborative partner. Although Cortech is currently seeking to secure such a partner or a purchaser of Cortech's related technology rights, there can be no assurance that Cortech will be able to establish such a collaboration or effect any transaction involving a sale of technology rights on favorable terms, if at all.

     In February 1992, Cortech entered into a series of agreements with CP-0127 Development Corporation ("CDC") that govern the development of products utilizing Bradycor. See "-- CP-0127 Development Corporation".

     Second Generation Bradykinin Antagonist Research. Cortech has also developed a series of peptide bradykinin antagonists that are 100 to 1,000 times more potent than Bradycor. Compared to Bradycor, these compounds have longer durations of action in vivo and are expected to be less costly to manufacture. Cortech has identified a lead compound, CP-0597, which has been targeted for the treatment of acute ischemic stroke where inflammatory consequences of the injury are felt to be similar to those following traumatic injury. Acute ischemic stroke is the term applied when blood supply to the brain is acutely compromised by the obstruction of an artery. This obstruction leads to ischemia (insufficient blood flow and loss of oxygen) of the brain tissue. As a result of the ischemia, there is neuronal death, neurological impairment and death of brain tissue. The microvasculature in the brain is acutely sensitive to ischemia and reacts with endothelial swelling and changes in microvascular tone which further compromise blood supply. There is blood brain barrier disruption in the ischemic territory and an inflammatory response both at the vascular and neuronal levels.

     Results from preclinical experiments demonstrating the neuroprotective effects of CP-0597 were reported in the July 1997 issue of Stroke. These results indicate that CP-0597 may have significant therapeutic potential in the treatment of stroke. Accordingly, Cortech has continued a small highly focused research effort with that compound through contractual arrangements with academic institutions. Cortech does not, however, intend to undertake further development of CP-0597 without a collaborative partner. Although Cortech is currently seeking to secure such a partner to advance CP-0597 through remaining preclinical and clinical development and to help commercialize any drug(s) which may result or, alternatively, to sell Cortech's related technology rights, there can be no assurance that Cortech will be able to establish such a partnership or effect any transaction involving a sale of technology rights on favorable terms, if at all. Furthermore, there can be no assurance that CP-0597 would be proven safe and efficacious in clinical trials, that the regulatory approvals necessary for its commercialization (if it is ever advanced to this stage) would be obtained or that it could be manufactured at acceptable costs and with appropriate quantity.

PRODUCT DEVELOPMENT RISKS

     Cortech's compounds are in an early stage of research and development. All of the compounds in Cortech's portfolio would require extensive additional research and development prior to submission of any regulatory application for commercial use. Cortech is seeking collaborative arrangements to support any further work on its research portfolio or, alternatively, to sell Cortech's technology rights. There can be no assurance that Cortech will be able to establish such collaborative arrangements or to effect a transaction involving a sale of technology rights on acceptable terms, if at all. Even if Cortech enters into collaborative arrangements and/or receives funds for research and development, there can be no assurance that research or product development efforts would be successfully completed, that the compounds in Cortech's portfolio would be proven to be safe and efficacious in clinical trials, that required regulatory approvals for commercialization (if products are ever advanced to this stage) could be obtained, that products could be manufactured at acceptable cost and with appropriate quality or that any approved products could be successfully marketed or would be accepted by patients, health care providers and third-party payors.

PATENTS, TRADE SECRETS AND LICENSES

     Cortech believes that patents and other proprietary rights are crucial to its intellectual property portfolio. It is Cortech's policy to seek appropriate patent protection of proprietary technologies and compounds important to the development of its business. In addition to patents, Cortech relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The value of Cortech's intellectual property will depend in part on its ability to obtain patents, maintain trade secrets and operate without infringing on the proprietary rights of others in the United States and in other countries.

     Cortech has patent protection related to the following: protease inhibitors, bradykinin antagonists and immunology (vaccines and treatments). Cortech holds seven United States patents and currently has fourteen United States patent applications pending which concern protease inhibitors. Cortech holds five United States patents, has three United States patent applications pending and has one patent application which has been allowed which concern bradykinin antagonists. In addition, Cortech holds 26 foreign patents and has 40 foreign patents pending concerning protease inhibitors and bradykinin antagonists.

     The patent positions of pharmaceutical and biopharmaceutical firms, including Cortech, are uncertain and involve complex factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before or after the patent is issued. Consequently, there can be no assurance that any of Cortech's pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, there can be no assurance that Cortech or any licensor was the first creator of inventions covered by pending patent applications or that Cortech or such licensor was the first to file patent applications for such inventions. Cortech is aware of a patent that has issued that contains claims which may, if valid, block Cortech from selling one or more compounds in the immunology area. There can be no assurance that Cortech's patents, if issued, would be held valid and infringed by a court of competent jurisdiction. An adverse outcome with regard to a third party claim could subject Cortech to significant liabilities to third parties, require disputed rights to be licensed from third parties or require Cortech to cease using such technology.

     A number of pharmaceutical and biopharmaceutical companies and research and academic institutions have filed patent applications or received patents in Cortech's fields. Some of these applications or patents may be competitive with Cortech's applications or may conflict in certain respects with claims made under Cortech's applications. Such conflict could result in a significant reduction of the coverage of Cortech's patents, if issued. In addition, if patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, there can be no assurance that Cortech would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

     Cortech also seeks to protect unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation. It is Cortech's policy to require its employees, consultants, members of the Board of Directors, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Cortech. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Cortech is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be the exclusive property of Cortech. There can be no assurance, however, that these agreements will not be breached or will provide meaningful protection or adequate remedies in the event of unauthorized use of Cortech's trade secrets or disclosure of such information. Cortech also has taken appropriate physical security measures to protect its intellectual property. There can be no assurance, however, that such security measures will be adequate.

CP-0127 DEVELOPMENT CORPORATION

     In February 1992, Cortech entered into a series of agreements with CDC that govern the development of products utilizing Bradycor. The agreements grant CDC the right to utilize Bradycor in the United States, Canada and Europe for certain indications, while Cortech retained rights to Bradycor in other parts of the world. Cortech has the right to market, sell and license the technology licensed to CDC or to sell products derived therefrom and is subject to a royalty obligation in favor of CDC. Although Cortech has continued efforts to secure a corporate partner in connection with Bradycor, Cortech is not currently engaged in active development of any compounds covered by the agreements with CDC. Kenneth R. Lynn, Chairman of the Cortech Board and Chief Executive Officer of Cortech, and Bert Fingerhut, a member of the Cortech Board, serve as two of the three members of the Board of Directors of CDC.

MARKETING STRATEGY

     Cortech's compounds are in the early stages of research and development. In the event that any of Cortech's compounds were to be approved for marketing, this would be accomplished primarily through arrangements with other pharmaceutical or biotechnology companies. Comprehensive sales and technical support services would be necessary to market Cortech's products, and Cortech does not anticipate establishing significant capabilities in these areas in the foreseeable future. To the extent Cortech enters into co-marketing, co-promotion or similar arrangements, any revenues received by Cortech will be dependent on the efforts of third parties, and there can be no assurance that such efforts will be successful. Sales of any products for which Cortech obtains regulatory approval will be dependent in part on the availability of reimbursements to the consumer from third-party payors, such as government and private insurance programs.

MANUFACTURING

     The manufacture of sufficient quantities of new drugs can be an expensive, time-consuming and complex process and may require the use of materials with limited availability or require dependence on sole-source suppliers. In the event that any of Cortech's compounds reach the stage of development involving manufacturing, Cortech will be reliant upon third parties or its corporate partners for the manufacture of compounds. There can be no assurance that such third-party arrangements can be established on a timely or commercially reasonable basis, if at all. Where such arrangements are established, Cortech will depend on such third parties to perform their obligations effectively and on a timely basis. There can be no assurance that such parties will perform acceptably and any failures by third parties may delay clinical trial development or the submission of products for regulatory approval, impair Cortech's ability to deliver products on a timely basis, or otherwise impair Cortech's competitive position, which could have a material adverse effect on Cortech's business, financial condition and results of operations. If Cortech does not find a suitable manufacturing partner or contractor, it may be required to incur substantial financial obligations to construct or acquire manufacturing facilities.

COMPETITION

     The pharmaceutical and biopharmaceutical industries are engaged in intense competition involving multiple technologies and strategies for compound identification and development. Many companies are focused on research in the same areas as Cortech. Cortech's most significant competitors are fully integrated pharmaceutical companies and more-established biotechnology companies. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. In addition, Cortech faces competition from academic institutions, governmental agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for product and clinical development and marketing. Furthermore, these companies and institutions compete with Cortech in recruiting and retaining highly qualified scientific and management personnel.

     Many of Cortech's competitors have substantially greater financial, technical and human resources than Cortech and have significant products approved or in development. In addition, many of these competitors have significantly greater experience than Cortech in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining FDA approval for products. Furthermore, if Cortech is permitted to commence commercial sales of products, it will also be competing with respect to manufacturing efficiency and marketing capabilities.

     Any of Cortech's products that successfully gain regulatory approval must then compete for market acceptance and market share. For certain of Cortech's potential products, an important competitive factor will be the timing of market introduction. Accordingly, Cortech expects that important competitive factors will be the relative speed with which companies can develop products, complete the clinical testing and approval processes and supply commercial quantities of the product to the market. With respect to clinical testing, competition may delay progress by limiting the number of clinical investigators and patients available to test Cortech's potential products.

     HNE inhibitors have been the target of research and development efforts by a number of large pharmaceutical companies. While no company has succeeded in developing a small molecular weight HNE inhibitor to the point of filing an application for marketing approval, there can be no assurance that any of these programs will not achieve success in the future. In addition, alternative approaches to the use of HNE inhibitors are being developed.

     At least four other companies have developed bradykinin antagonists and may be engaged in product development activities. Numerous companies are developing alternative strategies to treat inflammation. A number of these are in preclinical and clinical development. Any of these approaches could compete with Cortech's HNE inhibitor programs.

GOVERNMENT REGULATION

     The FDA is the primary agency regulating the research, development, manufacture, sale and marketing of drugs in the United States From the time at which a promising compound is identified, regulations dictate its development, approval, marketing and sale. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products that initially appear promising are never approved because they do not meet the safety and efficacy requirements of the FDA. Regulatory requirements may change at any stage of Cortech's product development and may affect approval, delay an application, or require additional expenditures by Cortech. If approval is obtained, failure to comply with ongoing regulatory requirements, or new information that negatively impacts the safety or effectiveness of the approved drug, could cause the FDA to withdraw approval to market the product.

     The time period between when a promising new compound is identified and when human testing is initiated is generally referred to as the preclinical development period. A series of pharmacologic studies are also performed during preclinical development to identify the essential characteristics of the compound's behavior. In addition, both in vitro and in vivo animal toxicity studies are required to characterize the toxicity profile of the compound. Preclinical studies are regulated by the FDA under a series of regulations called GLP regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring those studies to be repeated. During this time, a manufacturing process which is capable of producing the compound in an adequately pure and well characterized form for human use is developed. Production of compounds for use in humans is governed by a series of FDA regulations known as GMP regulations, which regulate all aspects of the manufacturing process.

     The entire body of preclinical development work is summarized in a submission to the FDA called a Notice of Claimed Exemption for an IND. FDA regulations allow human clinical trials to begin 30 days following the submission of the IND, unless the FDA requests additional information, clarification or additional time to review the IND. There is no assurance that the submission of an IND will allow a company to commence clinical trials. Once trials have started, the company or the FDA may decide to stop the trials because of concerns about the safety of the product or the adequacy of the trial design. Such action can substantially delay individual trials, as well as the entire development program for that compound and, in some cases, may require abandonment of a product.

     Clinical testing of new compounds in humans is designed to establish both safety and efficacy in treating a specific disease or condition. These studies are usually conducted in three phases of testing. In Phase I, a small number of healthy subjects or patients with the specific condition being targeted are given the new compound to determine the pharmacokinetic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and if possible, to gain early evidence of effectiveness. In Phase II, small numbers of patients with the targeted disease are given the compound to test its efficacy in treating the targeted disease, to determine the common short term side effects and risks associated with the drug, and to establish effective dose levels. Phase III studies are larger studies designed to confirm the compound's efficacy and safety for the targeted disease and to provide an adequate basis for physician labeling.

     When a drug is being developed for a condition that is life- or organ-threatening, or for which there is no alternative therapy, the FDA may, in certain cases, grant an accelerated approval process. However, there is no assurance any of Cortech's products would be eligible for this accelerated approval process.

     Once adequate data have been obtained in clinical testing to demonstrate that the compound is both safe and effective for the intended use, all of the data available is submitted to the FDA in an NDA. The FDA reviews this application and, once it decides that adequate data are available which show that the new compound is both safe and effective, approves the drug for marketing. The approval process may take several years and is a function of a number of variables including the quality of the submission and data presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the extent of agreement between the sponsor and the FDA on the product labeling. There can be no assurance that any new drug will successfully proceed through this approval process or that it will be approved in any specific period of time.

     The FDA may, during its review of an NDA, ask for additional data, and may also require postmarketing testing, including potentially expensive Phase IV studies. In addition, postmarketing surveillance to monitor the safety and effectiveness of the drug must be done by the sponsor. The FDA may in some circumstances impose additional restrictions on the use and or promotion of the drug that may be difficult and expensive to administer.

     Before marketing approval is granted, the facility in which the drug product is manufactured must be inspected by the FDA and deemed to be adequate for the manufacture, holding and distribution of drugs in compliance with GMPs. Manufacturers must continue to expend time, money and effort in the area of production, and quality control, labeling, advertising and promotion of drug product to ensure full compliance with GMP requirements. Failure to comply with applicable requirements can lead to FDA demands that production and shipment cease, that products be recalled, or to enforcement actions that can include seizures, injunctions, or criminal prosecution. Such failures or new information that negatively impact the safety and effectiveness of the drug that becomes available after approval may lead to FDA withdrawal of approval to market the product.

     To market its products abroad, Cortech also must satisfy regulatory requirements implemented by foreign regulatory authorities. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, and may introduce additional requirements or risks. There is no assurance that a foreign regulatory body will accept the data developed by Cortech for any of its products. Approval by the FDA does not ensure approval in other countries, nor does approval by any other country ensure approval decisions by FDA.

     In Europe, human pharmaceutical products are subject to extensive regulation of the testing, manufacture, safety, efficacy, labeling, storage, record keeping, advertising and promotion of human pharmaceutical products. Effective in January 1995, the European Union enacted new regulations providing for a centralized licensing procedure, which is mandatory for certain kinds of products, and a decentralized (country by country) procedure for all other products. A license granted under the centralized procedure authorizes marketing of the product in all of the member states of the European Union. Under the decentralized procedure, a license granted in one member state can be extended to additional member states pursuant to a simplified application process. The assessment of products filed under the centralized procedure is coordinated by the EMEA.

     In addition to regulations enforced by the FDA, Cortech is also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, regulations promulgated by the United States Department of Agriculture, and other related federal, state or local regulations. Cortech's research and development involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although Cortech believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, Cortech could be held liable for any damages that result and any such liability could exceed the resources of Cortech.

THIRD-PARTY REIMBURSEMENT

     The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In particular, individual pricing negotiations are often required in each country of the European Union, even if approval to market the drug under the EMEA's centralized procedure is obtained. In the United States, there have been, and Cortech expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has increased and will likely continue to increase the pressure on pharmaceutical pricing. While Cortech cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement or adoption of such proposals or efforts could have a material adverse effect on Cortech's business, financial condition and results of operations. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for Cortech, Cortech's ability to establish and maintain strategic alliances may be adversely affected. In addition, in both the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans that mandate predetermined discounts from list prices. In addition, third-party payors are increasingly challenging the prices charged for medical products and services. If Cortech succeeds in bringing one or more products to the market, there can be no assurance that these products will be considered cost effective and reimbursement to the consumer will be available or will be sufficient to allow Cortech to sell its products on a competitive basis.

HUMAN RESOURCES

     At its peak in July 1994, Cortech employed 206 full-time, regular employees. Over the past three-and-one-half years, Cortech has implemented a series of reductions in force which reduced the number of full-time, regular employees to 13 as of February 1, 1998. These employees are primarily engaged in management, business development and administrative efforts including the archiving of records, decommissioning of laboratories and liquidation of non-cash tangible assets.

PROPERTIES

     As of February 1, 1998, Cortech occupied approximately 50,000 square feet of leased laboratory, warehouse and administrative space in Denver, Colorado. These leases expire on these facilities over the period from May 1998 to May 1999 and are renewable for up to an additional two years. Cortech is currently in discussions with several parties regarding the sale of its leasehold improvements and is seeking to vacate the premises. In addition, BioStar may have an interest in occupying some of the space leased by Cortech.

LEGAL PROCEEDINGS

     Cortech is not a party to any material litigation or legal proceedings.

                  CORTECH MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with Cortech's Financial Statements and Notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. When used in this discussion, the word "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, the risks discussed below, the risks discussed in the sections of this Joint Proxy Statement/Prospectus entitled "Risk Factors" and "Cortech Business" and the risks discussed elsewhere in this Joint Proxy Statement/Prospectus. The following discussion should be read in conjunction with the Cortech Financial Statements, including the notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus.

GENERAL

     Cortech is a biopharmaceutical company whose primary focus has been the discovery and development of novel therapeutics for the treatment of inflammatory disorders. Specifically, Cortech has directed its research and development efforts principally toward protease inhibitors and bradykinin antagonists. These efforts have produced certain intellectual property rights. See "Cortech Business -- Cortech's Work with Protease Inhibitors" and
"-- Cortech's Work with Bradykinin Antagonists."

     In response to disappointing test results and its loss of collaborative partner support, Cortech has (i) implemented a series of reductions in force over the past three-and-one-half years (which has reduced the number of full time, regular employees from more than 200 to fewer than 15) and (ii) effectively discontinued all internal efforts to advance its research and development activities. In addition, Cortech is currently decommissioning its laboratories, has sold most of its scientific and technical equipment and, unless the Merger is implemented and BioStar opts to retain such assets, plans to sell most of its office furniture and equipment and, where possible, its leasehold improvements.

     As a result of these actions, Cortech no longer has the staff or operative facilities required to recommence internal research and development activities. Cortech has retained a core group of professionals who, among other things, are actively engaged in ongoing efforts to realize appropriate value from Cortech's tangible and intangible assets. It is uncertain, however, whether Cortech will be able to retain employees with sufficient knowledge and experience to realize appropriate value from Cortech's intangible assets. In light of the above, Cortech's management has focused on evaluating various strategic alternatives. As a result, Cortech entered into the Reorganization Agreement with BioStar on December 22, 1997.

RESULTS OF OPERATIONS

  Years ended December 31, 1997 and 1996:

     Revenues: Revenues from sponsored research and development decreased from $7.4 million in 1996 to $3.5 million in 1997. The decrease in revenues for 1997 resulted primarily from the termination of Cortech's collaborative agreements.

     Cortech received $1.5 million from Ono Pharmaceutical Co. Ltd. ("Ono") for work performed in 1997 under a contract to develop an oral elastase inhibitor (the "Ono Agreement"). Pursuant to the Ono Agreement, Cortech had received an additional $1.3 million in 1996 which was recorded as revenue in 1997 (as a result of work performed in 1997 by Cortech). Under the terms of the Ono Agreement, as amended in 1997, Ono has assumed all responsibilities for research activities being conducted during the final six months of the collaborative project (terminating on March 14, 1998). As a result, Ono is not required to pay Cortech the last scheduled $1.5 million in research funding previously provided for under the Ono Agreement to offset certain costs that Cortech would otherwise have incurred. Cortech expects no further payments from Ono under the Ono Agreement.

     Research and Development: Research and development expenses decreased from $11.3 million in 1996 to $7.6 million in 1997. The decrease is due primarily to reductions in force implemented in 1997 (which included restructuring charges recorded of $1.4 million), and the winding down, and substantial discontinuation in late 1997, of Cortech's research and development activities.

     General and Administrative: General and administrative expenses were $3.6 million in 1996 and 1997. Cortech's general and administrative expenses in 1997 included $349,000 of restructuring charges and $340,000 of professional fees related to the Merger. Substantially all of Cortech's remaining employees' payroll costs are classified as general and administrative expenses.

     Net Loss: Cortech's net loss for 1997 increased to $6.8 million from $6.3 million in 1996. The increase was due principally to decreased revenues and the restructuring charges noted above.

  Years ended December 31, 1996 and 1995:

     Revenues: Revenues from sponsored research and development increased from $5.1 million in 1995 to $7.4 million in 1996. The increase in revenues for 1996 resulted primarily from milestone payments made by SmithKline Beecham ("SB"), of which $2.6 million was recorded as revenue, and a $1.5 million payment received from Ono under the Ono Agreement, of which $750,000 was recorded as revenue.

     From 1987 until December 1996, Hoechst Marion Roussel, Inc. ("HMRI") funded Cortech's development of CE-1037. During 1996, Cortech received payments of $1.1 million from HMRI. However, HMRI terminated its arrangements with Cortech in December 1996.

     Research and Development: Expenses for research and development decreased from $18.6 million in 1995 to $11.3 million in 1996. This decrease was due primarily to reductions in force initiated in 1995.

     General and Administrative: General and administrative expenses decreased from $4.7 million in 1995 to $3.6 million in 1996. This decline resulted from decreases in staffing, office space and business activity.

     Net Loss: The net loss for 1996 decreased to $6.3 million from $16.4 million in 1995. This decrease was due principally to decreased expenses and increased revenues noted above.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1997, Cortech had cash, cash equivalents and short-term investments totaling $15.4 million compared to $21.0 million at December 31, 1996. Cortech's net cash used in operating activities (including purchases of property, plant and equipment) totaled $6.5 million, $3.1 million and $13.3 million in 1997, 1996 and 1995, respectively. The increase in net cash used from 1996 to 1997 reflects the reduction in, and eventual complete loss of, Cortech's funded research and development collaborations as well as the payment of costs relating to reductions in force which were accrued in 1997. Cortech's expenditures, net of depreciation and non-cash charges, decreased from $13.1 million in 1996 to $9.6 million in 1997. This decrease reflects the winding down, and substantial discontinuation in late 1997, of Cortech's research and development activities as well as other effects of the reductions in force implemented in 1997.

     In November 1997, Cortech sold most of its scientific and technical equipment for approximately $800,000. In January 1998, Cortech sold certain leasehold improvements for $150,000 in cash and a note receivable of $125,000 payable in July 1998. There can be no assurances that any of Cortech's remaining assets can be sold for book value, if at all.

     In the absence of the Merger, Cortech presently expects to receive no revenues from sponsored research and development arrangements in 1998 (or future years).

     From its inception through December 31, 1997, Cortech raised cash totaling $97.1 million from the sale of equity securities, including $33.6 million in net proceeds from its November 1992 initial public offering and $37.7 million in net proceeds from its October 1993 follow-on public offering.

     Cortech has experienced net losses and negative cash flows from operations each year since inception and has incurred an accumulated deficit of $84.6 million through December 31, 1997.

     Were Cortech to maintain current levels of staffing (and in the absence of a strategic transaction such as the Merger), during 1998 Cortech estimates that it would incur approximately $3.2 million in general and administrative expenses, research and development salaries and overhead. Cortech expects to incur costs in 1998 relating to the proposed Merger of approximately $500,000. In addition, costs relating to the proposed Merger of $240,000 and reduction in force costs of $184,000 will be paid in 1998 but were accrued in 1997. Although reductions in staff from current levels would decrease ordinary salary expenses in 1998 from current levels, such reductions would result in additional severance benefits (aggregating to approximately $1.3 million assuming full payment of severance benefits to all current officers and employees). During 1998, Cortech expects to receive approximately $1.0 million from interest income and the sale of assets. However, there can be no assurances that Cortech will receive such amounts. There can also be no assurances that Cortech will not be required to incur additional expenses.

OTHER MATTERS

     Net Operating Loss Carry Forwards and Tax Credits: As of December 31, 1997, Cortech had approximately $77.2 million of net operating loss carry forwards for income tax purposes, $74.3 million of which expire from 2005 through 2012. In addition, Cortech has approximately $2.9 million of research and development tax credits available to offset future federal income tax, subject to limitations for alternative minimum tax, $2.7 million of which expire from 2005 to 2012. Cortech's use of operating loss carry forwards and tax credits is subject to limitations imposed by the Internal Revenue Code. Due to such limitations (particularly insofar as they relate to events such as the Merger), Cortech believes that the Merger, if implemented, may result in further, material limitations on Cortech's use of its operating loss carry forwards and tax credits.

     Impact of Year 2000: The year 2000 will impact computer programs written using two digits rather than four to define the applicable year. Any programs with time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operation, including a temporary inability to process transactions, send invoices or engage in other ordinary activities. This problem largely affects software programs written years ago, before the issue came to prominence. Insofar as Cortech has effectively discontinued all internal efforts to advance its research and development activities, Cortech does not believe that it has significant risk associated with the year 2000 problem.

                 CORTECH MANAGEMENT AND EXECUTIVE COMPENSATION

     Kenneth R. Lynn, an executive officer and director of Cortech, and Bert Fingerhut, a director of Cortech, will serve as directors of the combined company following the Merger. Set forth below is information regarding Messrs. Lynn and Fingerhut as of December 31, 1997.

                    NAME                                    POSITION WITH CORTECH
                    ----                                    ---------------------
Kenneth R. Lynn..............................   President, Chief Executive Officer and
                                                Chairman Director
Bert Fingerhut...............................   Director

     Kenneth R. Lynn, 44, has been a director of the Company and its President and Chief Executive Officer since February 1995 and has served as Chairman of the Board since April 1997. He is a member of the Executive, Nominating and Equity Committees. Prior to becoming the Company's Chief Executive Officer, he was the Company's Vice President, Business Development and General Counsel from February 1993 until November 1994, when he was promoted to Senior Vice President, Corporate Development and General Counsel. He served as Secretary of the Company from March 1993 through March 1995. From August 1991 to January 1993, he served as Vice President, General Counsel and Corporate Secretary at U.S. Bioscience, Inc., a pharmaceutical company. From 1984 to July 1991, he served in various legal positions at Marion Merrell Dow Inc. (now Hoechst Marion Roussel), most recently as Corporate Counsel. Mr. Lynn received his J.D. from the University of Kansas in 1981 and his M.B.A. from Rockhurst College in 1990.

     Mr. Fingerhut, 54, has been a director of the Company since 1988 and served as Chairman of the Board from June 1991 to April 1997. He is a member of the Executive, Audit and Compensation Committees. Mr. Fingerhut presently pursues private business and conservation interests. From 1984 to 1985, he was Special Limited Partner and Senior Vice President of Odyssey Partners, a private investment partnership. From 1965 to 1983, he was General Partner, Managing Director, Executive Vice President and Director of Research of Oppenheimer & Company, Inc., an investment banking firm. Mr. Fingerhut is Chairman of the Board of Directors of Toxics Targeting, a private company based in Ithaca, N.Y. that tracks and provides information on toxic waste sites. He is currently a member of the Executive Committee of the Governing Council of the Wilderness Society, the Vice-Chairman of the Board of Directors of the Southern Utah Wilderness Alliance, a director of the Grand Canyon Trust and Trustee of the Alaska Conservation Foundation.

COMPENSATION OF DIRECTORS

     Each non-employee director has received options to purchase Common Stock of Cortech under the 1992 Amended and Restated Non-Employee Directors' Stock Option Plan (the "1992 Directors' Plan") as compensation for his or her services as a director and receives additional options under such plans for service on certain committees of the Board. Options were also granted to non-employee directors outside of such Plan. Outside directors receive $1,000 per Board meeting attended and $1,000 per committee meeting attended if held on a non-Board meeting occasion and an additional $6,000 annually. The 1992 Directors' Plan expired by its terms on December 31, 1997. No plan has replaced the 1992 Director's Plan.

     Options granted under the 1992 Directors' Plan were automatic and non-discretionary. Each person who was a non-employee director of Cortech as of the adoption date of the 1992 Directors' Plan was granted options generally covering 25,000 shares of Common Stock, with adjustments to equalize the directors' overall options in light of options previously granted to them. Such options generally became exercisable ("vest") in year-end installments of 5,000 shares. Each member of the Compensation and Audit Committees received options covering an additional 500 shares for each committee on which he served. In addition, (i) each person subsequently elected for the first time as a non-employee director was granted an option on the date of his or her initial election as a director to purchase a pro rata portion of 25,000 shares, depending upon when he or she was elected, which options generally vest in year-end installments of 5,000 shares; (ii) each person subsequently elected for the first time to the Audit or Compensation Committee was granted an option to purchase 500 shares if elected before July 1, or a portion thereof, prorated on a quarterly basis, if elected after such date, vesting in full on December 31; (iii) each non-employee director received an annual option to purchase an additional number of shares, determined by multiplying 5,000 by a fraction, the numerator of which was $20 and the denominator of which was the fair market value per share of Cortech Common Stock on the grant date, subject to minimum and maximum limits of 2,500 and 5,000 shares, respectively, vesting quarterly over five years; and (iv) each non-employee director who was a member of Cortech's Audit or Compensation Committee received an annual option to purchase 500 shares, vesting in full on December 31. Vesting of all options was subject to continued service as a non-employee director or employee of Cortech during the vesting period and, in the case of options granted for service on a committee, to continued service on the applicable committee. As of December 31, 1997, 1,650 options had been exercised under the 1992 Directors' Plan. Mr. Fingerhut received options covering 6,000 shares at $1.47 per share during the fiscal year ended December 31, 1997.

     All non-employee directors are reimbursed for their expenses incurred in attending Board of Directors meetings.

     Directors who are employees of Cortech do not receive separate compensation for their services as directors.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table shows for the fiscal years ended December 31, 1997, 1996 and 1995 compensation awarded or paid to or earned by Kenneth R. Lynn:

                           SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                                                             COMPENSATION
                                             ANNUAL COMPENSATION               AWARDS-
                                    --------------------------------------    SECURITIES
                                                            OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)   COMPENSATION($)     OPTIONS      COMPENSATION(1)
---------------------------  ----   ---------   --------   ---------------   ------------   ---------------
Kenneth R. Lynn............  1997   $265,513    $65,000             --              --          $1,141
  President, Chief           1996    265,006     65,000             --          75,000           1,174
  Executive Officer and      1995    230,499     75,000             --         275,000           1,099
  Chairman of the Board

---------------

(1) Includes matching payments by Cortech under its 401(k) Plan and premiums paid by Cortech for group term life insurance.

STOCK OPTION GRANTS AND EXERCISES

     Cortech grants options to its executive officers under its 1993 Equity Incentive Plan (the "1993 Plan"). As of December 31, 1997, options to purchase a total of 1,098,265 shares were outstanding under the 1993 Equity Incentive Plan. Although 370,845 shares were available for grant under the 1993 Plan as of December 19, 1997, on such date the Cortech Board effectively suspended further grants of options under the 1993 Plan to the extent that any such grant would increase the shares subject to outstanding grants above the figure as of such date. Such suspension shall remain in effect pending the proposed Merger and other actions to be considered for approval by Cortech's stockholders in connection with such Merger.

     During the fiscal year ended December 31, 1997, there were no options granted to Kenneth R. Lynn.

     The following table shows for the fiscal year ended December 31, 1997 certain information regarding options exercised and held at year end by Kenneth
R. Lynn:

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FY-END OPTION VALUES

                                                         NUMBER OF SECURITIES VALUE OF UNEXERCISED
                                                                   UNDERLYING UNEXERCISED
                                                                        IN-THE-MONEY
                                                                   OPTIONS AT 12/31/97(#)
                                                                 OPTIONS AT 12/31/94($)(1)
                                                         ------------------------------------------
                          SHARES ACQUIRED    VALUE(1)       EXERCISABLE/             EXERCISABLE/
          NAME              ON EXERCISE      REALIZED      UNEXERCISABLE            UNEXERCISABLE
          ----            ---------------    --------    ------------------        ----------------
Kenneth R. Lynn.........         --               --        275,009/174,991               $0/$0

---------------

(1) Based on the closing price of Cortech's Common Stock on December 31, 1997 ($0.594) minus the exercise price of the options.

                         CORTECH PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of Cortech's Common Stock as of January 30, 1998 by: (i) each director and nominee for director; (ii) Cortech's chief executive officer as well as Cortech's four most highly compensated executive officers other than Mr. Lynn;
(iii) all executive officers and directors of Cortech as a group; and (iv) all those known by Cortech to be beneficial owners of more than five percent of its Common Stock.

                                                SHARES OF           PERCENT OF            PERCENT OF
                                              CORTECH COMMON       CORTECH STOCK        CORTECH STOCK
                                               BENEFICIALLY         OUTSTANDING          OUTSTANDING
              BENEFICIAL OWNER                   OWNED(1)       PRIOR TO THE MERGER    AFTER THE MERGER
              ----------------                --------------    -------------------    ----------------
Asset Value Fund Limited Partnership(2).....    2,770,000              14.95%                6.21%
  376 Main Street
  P.O. Box 74
  Bedminster, NJ 07921
BVF Partners L.P.(3)........................    1,225,252               6.61                 2.75
  333 West Wacker Drive
  Suite 1600
  Chicago, IL 60606
Bert Fingerhut(4)...........................      561,480               3.01                 1.25
Kenneth R. Lynn(5)..........................      304,849               1.62                    *
Diarmuid Boran(6)...........................       90,043                  *                    *
Donald Kennedy(7)...........................       38,800                  *                    *
Allen Misher(8).............................       32,500                  *                    *
Charles Cohen(9)............................       16,000                  *                    *
All executive officers and directors as a
  group (7 persons)(10).....................    1,043,672               6.68                 2.33%

---------------

  *  Less than one percent.

 (1) This table is based upon information supplied by officers and directors and Schedules 13D filed with the Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Cortech believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 18,523,918 shares outstanding on January 30, 1998, adjusted as required by rules promulgated by the Commission and 44,620,868 shares of Cortech Common Stock following the Merger.

 (2) The sole general partner of Asset Value Fund Limited Partnership ("AVF") is Asset Value Management, Inc., a Delaware corporation and a wholly owned subsidiary of Kent Financial Services, Inc., a Delaware corporation. Pursuant to a Schedule 13D/A filed February 10, 1998, Mark W. Jaindl and Frederick J. Jaindl acquired from AVF on February 10, 1998 250,000 shares and 520,000 shares of Cortech Common Stock, respectively, in a privately negotiated transaction.

 (3) Includes 657,796 shares held by Biotechnology Value Fund, L.P. ("BVF"). Mark N. Lampert is the sole shareholder, director and president of BVF Inc., which is the general partner of BVF Partners L.P. ("Partners"), which is the general partner of BVF.

 (4) Includes options to purchase 151,285 shares, which are exercisable within 60 days of the date of this table. Also includes 3,000 shares held by Mr. Fingerhut's wife and 17,000 shares by Mr. Fingerhut's minor daughter.

 (5) Includes options to purchase 301,416 shares, which are exercisable within 60 days of the date of this table.

 (6) Includes options to purchase 88,534 shares, which are exercisable within 60 days of the date of this table.

 (7) Consists of options to purchase 38,800 shares, which are exercisable within 60 days of the date of this table.

 (8) Includes options to purchase 27,500 shares, which are exercisable within 60 days of the date of this table.

 (9) Consists of options to purchase 16,000 shares, which are exercisable within 60 days of this table.

(10) Includes options to purchase a total of 623,535 shares, which are exercisable within 60 days of the date of this table by executive officers and directors.

                                BIOSTAR BUSINESS

OVERVIEW

     BioStar develops, manufactures and markets point-of-care diagnostic tests using its proprietary, highly-sensitive, thin film technologies. BioStar's current products employ its proprietary Optical ImmunoAssay (OIA(R)) technology, a thin film, platform technology developed for the rapid detection of a variety of medical conditions. BioStar's OIA tests help caregivers, in a cost-effective and efficient manner, to identify causes of illness and select appropriate patient therapy by providing information during the initial patient encounter. Internally and through collaborative arrangements, BioStar is developing additional thin film technologies which are intended to broaden the range of applications for its existing products and to enable the introduction of new products.

     BioStar currently sells immunodiagnostic tests for group A streptococcus
(GAS), the cause of strep throat; group B streptococcus (GBS), the leading cause of neonatal septicemia; and chlamydia, the most commonly reported sexually transmitted disease in the United States and a leading cause of female infertility. BioStar's OIA tests are generally considered to be the most sensitive, non-instrumented rapid tests available today for point-of-care testing for GAS, GBS and chlamydia. BioStar is currently developing tests, primarily through arrangements with corporate partners, for the rapid detection and diagnosis of influenza, pneumonia, clostridium difficile, gonorrhea and chlamydia (using urine specimens), as well as certain non-infectious medical conditions. Drawing upon the speed and sensitivity of BioStar's current, single-target, visually measured tests, BioStar and a corporate partner are developing an instrumented, multitarget test based on BioStar's "new concept ellipsometer" technology. BioStar believes that instrumentation may allow the development of easy-to-use, quantitative tests in point-of-care or automated delivery formats. BioStar believes this development will be significant since quantitative tests would provide numeric results (as opposed to merely a positive or negative result), thereby broadening the potential application of BioStar's thin film technologies.

     BioStar's current products use the ability of the human eye to detect changes of thickness on the mirror-like surface of a silicon chip, which are seen as a change in surface color. BioStar's OIA tests currently being sold, and certain tests under development, are performed by placing patient specimens on the reflective surface of a chip coated with appropriate reagents. If targeted organisms are present in the specimen, even at low levels, the surface of the chip changes thickness in minutes. Targets can be detected in a wide variety of samples, including throat and nasal swabs, urine and whole blood.

     BioStar's GAS, GBS and chlamydia tests are sold by BioStar's dedicated marketing and sales organization, which targets the United States outpatient markets, including physician offices, clinics and student and public health centers; and BioStar's domestic and international distributor network, which targets hospital and reference laboratory accounts in major markets worldwide. Since 1992, BioStar's sales force and distribution partners have sold over nine million OIA-based tests worldwide. In addition to selling OIA-based tests, BioStar's dedicated, nationwide sales force also sells products to the outpatient market which are licensed from an outside supplier.

     An integral part of BioStar's strategy is to work with corporate partners to develop market opportunities and access important resources. In this regard, BioStar has established strategic relationships with a number of companies, including Biota Scientific Management Pty Ltd ("Biota"), an Australian pharmaceutical company, Asahi Chemical Industry Co., Ltd. ("Asahi"), one of Japan's largest chemical manufacturers, and Murex Diagnostics, Inc. ("Murex"), the United States subsidiary of a publicly-traded Canadian company. BioStar believes that its relationships with these and other potential partners will enable BioStar to enhance its menu of diagnostic products and accelerate its ability to penetrate the worldwide point-of-care markets for both manual and instrumented testing sites. In addition, BioStar is pursuing collaborations with strategic partners to apply its versatile thin film technologies to develop screening and monitoring products for applications in industries such as food, beverage and environmental testing and life sciences research.

INDUSTRY OVERVIEW

     In vitro diagnostic testing is the process of analyzing the constituents of a wide variety of body fluids to identify the presence of markers for diseases or other human health conditions. The worldwide human health in vitro diagnostics market consists of reference laboratory and hospital testing, clinic and physician office markets.

     Traditionally, diagnostic testing has been performed in large, high-volume commercial or hospital-based laboratories using instruments operated by skilled technicians involving multi-step protocols and lengthy reaction times. These testing methods are often inefficient and can negatively impact the cost and quality of patient care because the amount of sample handling increases operating costs and the delay in providing test results reduces the ability of health care workers to manage patient care effectively and efficiently. For example, many traditional infectious disease diagnosis methods use culture-based assays such as agar culture. These assays are complicated, must be performed by laboratories and can take up to several days to provide a result.

     One of the largest categories of in vitro diagnostic tests performed today is immunodiagnostic testing. Immunodiagnostic tests involve complex biological reactions and test for molecules that are found in very low concentrations. Immunodiagnostic tests cover a wide variety of medical conditions, including diagnosing infectious diseases, measuring hormones in the endocrine system, monitoring therapeutic drug levels, testing for drug abuse, determining the overall immune status, measuring sensitivity to allergens and measuring various markers associated with cancers. Recent technological advances in immunodiagnostic testing have focused on shortening test reaction times, providing higher sensitivity and specificity, lengthening the shelf-life and increasing the accuracy of tests. These technological advances have allowed the development of new, point-of-care immunodiagnostic tests.

     One of the fastest growing segments of the human health in vitro diagnostics market is the market for highly accurate tests that can be used close to the point of patient care (such as clinics, physician offices, homes, patient bedsides and emergency rooms) as well as in laboratories. It has been estimated that the total worldwide market for point-of-care tests (primarily in physician office and hospital facilities) was $1.3 billion in annual sales in 1997 and will grow over 10% annually through the year 2000. The growth in the point-of-care market is primarily due to pressure on health care providers to reduce the overall cost of health care as well as the availability of technology that enables health care providers to process tests on-site, rather than sending them to remotely located laboratories.

     Point-of-care testing helps to reduce overall health care delivery costs and can improve patient outcomes by enabling the primary caregiver to determine a diagnosis of the medical condition during the patient's initial visit, minimizing the time to medical intervention and reducing the need for additional patient follow-up. Point-of-care diagnosis and treatment of infectious diseases can permit earlier prescription of appropriate medications (including antibiotics), shortening the duration of illness. In addition, rapid point-of-care tests for infectious diseases allow the caregiver to begin to address the critical issue of antibiotic overuse. A major recent study has shown that over one-half of the antibiotics prescribed in the United States for ambulatory, episodic respiratory disease are for patients who will not benefit from the drug as their condition is likely viral in nature. The availability of rapid, accurate results can allow physicians to make informed treatment decisions regarding antibiotic use and, through appropriate dosing, help control the emergence of drug-resistant organisms. In emergency situations, caregivers can have the timely and accurate information necessary to ensure appropriate diagnosis and treatment and to potentially reduce unnecessary use of costly inpatient care. The availability of a larger number of rapid, point-of-care tests will enable the adoption of "test and treat" strategies by caregivers for appropriate selection of therapeutic interventions for medical conditions.

     Commercializing products in the point-of-care diagnostics market initially requires the dedication of substantial resources to training caregivers to use tests and incorporate them into the caregiver's medical practice. In addition, diagnostic tests may require substantial ongoing customer support to assist caregivers with use of the products, regulatory compliance and product reimbursement. The human diagnostic testing industry has undergone major consolidation over the last few years. As a result, the industry is dominated by a small number of large companies or divisions of large companies that manufacture and sell numerous diagnostic products incorporating a variety of technologies. In addition, there are many small diagnostic companies which generally have limited resources to commercialize new products. As a result of technological fragmentation and customer support requirements, BioStar believes that there may be a substantial competitive advantage for companies with differentiated technologies that can be used to generate a broad menu of diagnostic products and that have developed successful customer support systems.

STRATEGY

     BioStar's primary objective is to apply its proprietary technologies to the development and commercialization of products for use in a variety of markets. BioStar's strategies for achieving this objective include the following:

     Exploit Proprietary Thin Film Technologies to Broaden Potential Market Applications. BioStar has focused its resources on developing highly accurate, rapid, manual OIA tests. BioStar believes that it can also develop new applications for its platform thin film technologies by creating alternative test formats (such as instrumented or automated tests) and developing new surface platforms (such as flow-through surfaces or flexible solid surfaces).

     Target Large Indication Human Health Care Opportunities. BioStar has focused its product development and sales efforts on the human infectious disease diagnostic market (which has an estimated $1 billion in annual sales) to obtain commercial validation of the OIA technology and help generate a portion of the resources to fund expansion of BioStar's product offerings. BioStar intends to target other large indication human health applications (such as cancer, respiratory and critical care diagnostic tests) through both expanded internal research and development efforts and collaborations with strategic partners.

     Leverage Sales and Marketing Resources. BioStar has a dedicated, nationwide marketing and sales organization which is experienced in selling diagnostic tests into the highly-competitive outpatient market. BioStar plans to leverage its sales force by expanding BioStar's product menu with more high value, quality products through internal development and the acquisition or additional in-licensing of complementary products and technologies.

     Use Strategic Alliances to Leverage Company Resources. BioStar is using and plans to continue to use strategic alliances to access complementary resources (such as proprietary markers, funding, marketing expertise and research and development assistance), to leverage its thin film technologies, expand its product menu and maximize the use of its sales force. For example, BioStar is currently developing with different partners an influenza test, a sexually transmitted disease panel test, a chlamydia (urine specimen) test and a gonorrhea test. BioStar has also in-licensed complementary products from Wyntek Diagnostics, Inc. ("Wyntek") for distribution by BioStar's sales organization and has entered into distribution partnerships for its OIA tests in major markets worldwide.

     Pursue Strategic Acquisitions. BioStar intends proactively to evaluate strategic acquisitions of companies, technologies and product lines where BioStar identifies a strategic opportunity to grow its core business or to increase revenues and profitability.

     Use Thin Film Technologies to Expand Beyond Human Health
Diagnostics. BioStar seeks to expand its product portfolio beyond human health and point-of-care diagnostics to take advantage of opportunities in other industries. BioStar is pursuing collaborations with strategic partners to apply its versatile thin film technologies to develop screening and monitoring products for applications in industries such as food, beverage and environmental testing and life sciences research.

THIN FILM TECHNOLOGIES

     OIA Technology. BioStar's OIA technology uses the interaction of light with thin films on an optical surface to create highly sensitive and specific immunodiagnostic "assays" or tests. BioStar's OIA technology uses the ability of the human eye to detect angstrom-level (one ten-billionth of a meter) thickness changes on the mirror-like surface of a silicon chip. This change in thickness is seen by the human eye as a change in surface color. OIA tests are performed by placing patient specimens and reagents on the reflective surface of a silicon chip. If target organisms are present in the specimen, even at low levels, the surface of the chip changes thickness in minutes.

     BioStar's OIA tests typically comprise a test device, reagents, a swab and an extraction tube. The test device includes a reactive surface comprised of a solid substrate (for ease of test delivery), an optical layer of a reflective surface (to make the reaction visible to the human eye), an attachment layer (to link the biological to the reflective surface) and an active biological capture layer (to create a surface thickening). Once a specimen is applied to the surface, the capture layer specifically reacts with targets in the specimen. This results in the binding of the target to the surface. The reaction sequence includes addition of an enzyme conjugate and substrate to the reactive surface to amplify each binding event by depositing a thin layer of mass around each target molecule that has been bound to the surface. This mass enhancement step amplifies the signal and creates the thin film. The human eye sees this thickening as a color change, due to the destruction of certain wavelengths of light as layers on the surface thicken. The color change is similar to the colors produced in a soap bubble as light passes through different thicknesses of the surface film on the perimeter of the bubble.


[GRAPHIC DEPICTION OF THE REACTION OF LIGHT AS IT PASSES THROUGH THE OPTICAL LAYERS OF AN UNREACTED AND A REACTED SURFACE. THE DEPICTION SHOWS A CLEAR COLOR DIFFERENTIATION.]


     BioStar's OIA technology has the following attributes which, when combined, help differentiate BioStar's OIA tests from competitive products:

     Accurate. Tests using BioStar's OIA technology have been demonstrated by independent laboratory testing to perform at levels of sensitivity and specificity superior to other commercially available rapid tests and equivalent to many other commercially available laboratory reference tests using alternative technologies. This accuracy is a functional characteristic of BioStar's thin film technology. Unlike other detection technologies, thin films use reflective surfaces that are exceptionally smooth, and which virtually eliminate the problem of non-specific binding of targets to the surface. In addition, thin film technology does not rely on the use of chromophores, which are commonly used in diagnostic tests to generate the color signals that indicate the presence or absence of the target organism. Chromophore-based technologies are not as efficient as BioStar's OIA technology in generating color signals and, therefore, they are less sensitive.

     Clinical Validation of the OIA Technology. The clinical performance of BioStar's OIA tests has validated the OIA technology. For example, BioStar's Strep A OIA test has been reported in peer reviewed medical literature to be more sensitive than tests using agar culture, the Food and Drug Administration's ("FDA's") laboratory "gold standard" for detecting strep throat. In addition, independent laboratory testing has demonstrated that BioStar's Chlamydia OIA test is as sensitive as culture and the most commonly used laboratory DNA probe method. The Strep B OIA test is the only rapid assay commercially available today in the United States for testing pregnant women for GBS because other less sensitive products were voluntarily removed from the market.

     Rapid. Another characteristic of BioStar's thin film OIA technology is the speed with which it binds the target to the surface. By way of comparison, current OIA test results are available in five-to-24 minutes while laboratory methods for the same tests take from hours to days to obtain a result. This relative speed is due to the fact that the kinetics of thin film technologies are nearly instantaneous.

     Easy-to-Use. BioStar developed its OIA technology to minimize the number of operator steps to simplify operation, provide for flexible timing intervals and generate permanent results. BioStar's customers report that its OIA tests are easy-to-use relative to many other commercially available tests.

     Flexible Platform Technology with Multiple Formats. BioStar's OIA technology provides a flexible platform that is used for single assays (as with all current OIA tests) and multiple test panels which are currently under development. BioStar is currently focusing its research and development efforts on its OIA technology on improving operator ease-of-use and assay speed. In the third quarter of 1997, BioStar introduced OIA MAX(TM), its improved OIA test for GAS. OIA MAX was designed to increase speed and offer improved ease-of-use. BioStar is currently applying new surface manufacturing technologies, such as ion beam deposition, which enable BioStar to construct OIA tests using silicon-coated porous membrane materials. Such tests further reduce the number of operator steps as a result of reagents flowing through the surface.

     Potentially Applicable to Wide Variety of Markets. BioStar believes that the characteristics of the optical surface and attachment layer of its OIA technology may enable BioStar to develop a broad OIA product menu. The optical surface is versatile because it can be used with a wide variety of sample types (e.g., whole blood, serum, urine, feces, and swab extracts from vaginal, cervical, nasal, throat, and ocular sites) without a significant level of interference. Additionally, the attachment layer allows for the use of a wide variety of capture molecule types, including antibodies, antigens, nucleotides, and polymers.

     Feasibility studies have shown that using BioStar's OIA technology, multi-day laboratory methods for the following common human diseases may be converted to rapid point-of-care tests: pneumonia, influenza A/B (the most common pathogenic forms of the influenza virus), clostridium difficile (a leading cause of diarrhea), and gonorrhea (a common sexually transmitted disease). BioStar is in various stages of development with respect to these tests.

     NEW CONCEPT ELLIPSOMETER TECHNOLOGY. BioStar has developed and patented instrumented measurement technology, the "new concept ellipsometer", which uses ellipsometry in combination with BioStar's OIA technology. BioStar has produced several prototypes but has not yet completed development of products which incorporate the new concept ellipsometer. Ellipsometer technology was originally developed for the computer microprocessor manufacturing industry to measure angstrom-level thickness changes in silicon wafers for microprocessor manufacturing quality control. BioStar has adapted this measuring technique to its OIA technology to create products that make quantitative measurements. New concept ellipsometry measures the change in response of a polarized beam of light as it passes through a thin film. Ellipsometric reading of thin films increases the sensitivity of tests by an order of magnitude over visual methods which rely on the human eye. BioStar believes that the levels of sensitivity and accuracy that it may be able to achieve with new concept ellipsometry products may allow BioStar to develop tests for new markets. For example, instrumented tests would be useful for running multiple tests on patient specimens simultaneously or for running high volume tests for multiple patient specimens. This technology is not yet commercially available.

PRODUCTS AND MARKETS

     BioStar and its distribution partners are currently selling OIA tests in major markets worldwide for GAS, GBS and chlamydia. To date, BioStar's sales force and distribution partners have sold over nine million OIA tests since BioStar first received product marketing clearance from the FDA for the original GAS test in 1992. Over 20 peer reviewed medical publications, abstracts and symposia have been presented on the favorable technical differentiation of BioStar's OIA tests over competitive products. The OIA sensitivity differentiation is recognized by organizations such as the American Academy of Pediatrics which has stated that BioStar's OIA test for GAS "is as sensitive as standard throat cultures on sheep blood agar and more sensitive than other rapid tests for GAS".

     To extend the product offering for the rapid, point-of-care segment, and to complement its premium-priced, high quality assays, BioStar recently introduced three new "CLIA-waived" assays, ACCEAVA Strep A, ACCEAVA hCG Urine and ACCEAVA hCG Basic, and one moderately complex assay, ACCEAVA Mono, all of which BioStar sells under license from Wyntek. See "-- Strategic Relationships". For a discussion of the classification of products for Clinical Laboratory Improvements Amendments of 1988 (CLIA) compliance see "-- Regulation". CLIA-waived products are designed for the less demanding user and generally are not as accurate as moderately complex tests.

     BioStar's current point-of-care product menu includes the following:

             OIA PRODUCTS                      ACCEAVA PRODUCTS***
             ------------                      -------------------
Strep A OIA Max                         ACCEAVA Strep A (CLIA-waived)
Strep A OIA                             ACCEAVA hCG Urine (CLIA-waived)
Strep B OIA Maternal                    ACCEAVA hCG Basic (CLIA-waived)
Strep B OIA Infant Urine*               ACCEAVA Mono (Moderately complex)
Chlamydia OIA
Chlamyfast**
Chlamydia OIA Urethral*

---------------

  * Sold internationally only
 ** Sold in France only
*** In-licensed from Wyntek

     GROUP A STREPTOCOCCUS. Group A streptococcus (GAS), the bacteria that causes strep throat, is the most frequent bacterial cause of pharyngitis in children and adolescents. Pharyngitis is characterized by painful throat and fever and is a major cause of pediatric visits. Rapid and accurate diagnosis of GAS is essential for several reasons: (i) the disease is sensitive to antibiotic therapy, (ii) it helps caregivers avoid the unnecessary use of antibiotics if the disease is not present, (iii) untreated GAS can deteriorate into life-threatening complications such as rheumatic fever, and (iv) early treatment may reduce the risk of transmission to others and lessen the economic impact on sufferers by allowing them to quickly return to their usual activities. In 1997, the United States market for GAS tests was estimated to be $100 million, and BioStar estimates that the worldwide market for GAS tests was $120 million in annual sales. The United States market for moderately complex GAS tests (such as BioStar's OIA tests) was estimated to be $70 million and the market for CLIA-waived tests was estimated to be $16 million. The remainder of the United States market is composed of sales of agar culture materials and reagents. BioStar's sales of all GAS products in 1997 represented over 83% of BioStar's total product sales.

     Strep A OIA MAX. BioStar's flagship product, Strep A OIA MAX (OIA MAX), the second generation of BioStar's rapid OIA test for GAS, detects more true positives than agar culture tests and is the most sensitive commercially available rapid test in the United States and management believes, worldwide. OIA MAX is sold in major markets worldwide to physician offices as well as hospitals and reference laboratories. OIA MAX results are available in five minutes. The procedure for use of OIA MAX begins with the collection of a patient sample using a standard throat swab. The patient specimen is then chemically extracted, mixed with an enzyme conjugate and placed on the OIA surface. If GAS is present, a purple color appears. OIA MAX represents an improvement over BioStar's original GAS product, Strep A OIA. OIA MAX is 38% faster, requires less handling and, because it has one less reagent step, is easier to use than Strep A OIA. OIA MAX was cleared for sale by the FDA in July 1997.

     Strep A OIA. Strep A OIA is BioStar's original Strep A test and is sold in major markets worldwide to physician offices as well as hospitals and reference laboratories. Some OIA users prefer the original test format or may not yet have been trained on the OIA MAX test. BioStar expects the majority of Strep A OIA users to have converted to the OIA MAX test by the end of 1998.

     BioStar's Strep A OIA test represents a breakthrough technology for Strep A detection since it is the only product of its kind the FDA has allowed the claim "more sensitive than routine culture". Agar culture is one of the traditional methods for detecting GAS. Agar culture tests are performed by culturing a specimen from a patient's throat swab on bacterial media. This method requires 18-48 hours to generate results. BioStar's Strep A OIA procedure can be completed in eight minutes and has demonstrated up to a 37% greater sensitivity over routine agar culture (the basic comparison for rapid GAS tests). Moreover, BioStar's Strep A OIA test also compares favorably against enhanced broth culture (which is a more exacting standard than agar culture). The diagram below represents comparative sensitivity performance results of Strep A OIA vs. resolved enhanced broth from a series of studies performed over the last few years.

  SENSITIVITY PERFORMANCE COMPARISON VS. ENHANCED BROTH (DISCREPANT ANALYSIS)*

[BAR CHART WHICH DEPICTS SENSITIVITY OF STREP A OIA (AT 97% SENSITIVITY) AS COMPARED WITH AGAR CULTURE (AT 80% SENSITIVITY) AND THE LEADING COMPETITIVE RAPID TEST (AT 72% SENSITIVITY)]

---------------

* Derived from the results of internal and independent studies published in a number of peer-reviewed professional medical journals.

     Research conducted by independent physicians and clinicians has shown that Strep A OIA consistently demonstrates greater sensitivity than any other rapid streptococcal antigen test currently available. Targeting the United States GAS market, BioStar began selling the Strep A OIA product nationally in April 1993. By the end of 1997, BioStar estimates that it had achieved a 10.5% dollar market share of the United States market for rapid GAS tests.

     ACCEAVA Strep A Test. ACCEAVA Strep A completes the GAS product line, complementing BioStar's OIA tests by being the first "CLIA-waived" test sold by BioStar's sales force. BioStar sells ACCEAVA Strep A under license from Wyntek. ACCEAVA Strep A is the most sensitive, CLIA-waived rapid antigen test available. Although it is not as sensitive as OIA MAX, it is sold for use in clinics and physician offices that are not CLIA moderate complexity compliant. The procedure for use of ACCEAVA Strep A begins with the collection of a patient sample using a standard throat swab. The patient specimen is then extracted. The test strip is added to the sample. If GAS is present, a blue signal line will appear. ACCEAVA Strep A was cleared for sale by the FDA in 1996 and was introduced in July 1997 by BioStar. ACCEAVA Strep A is also sold by a large diagnostic company through its distribution channel under a different trade name.

     GROUP B STREPTOCOCCUS. Group B streptococcus ("GBS") is the primary cause of life-threatening neonatal sepsis and meningitis in the United States. Up to 30% of all expectant mothers can be carriers of GBS. There are approximately 8,000 cases of GBS-related neonatal infections each year which result in hundreds of deaths and approximately 1,500 children with neurological damage annually. Historically, there has been no timely and effective method to test for GBS in the crucial final hours before delivery when the newborn is most vulnerable. Other rapid tests have not been sufficiently sensitive and the culture method takes 24-48 hours to complete.

     Recently, the Centers for Disease Control and Prevention has recommended broth culture on vaginal-rectal samples at 36 weeks of gestation for women with GBS risk factors. GBS culture methods are sensitive and specific, but detection of GBS by culture requires viable organisms and several days to provide a result. In contrast, immunological detection methods, such as BioStar's OIA, identify the presence of GBS antigen in minutes regardless of whether the bacteria are alive. A standardized approach to GBS testing utilizing a rapid method, however, has not been implemented due to the insufficient sensitivity of previously available rapid tests for detecting GBS antigen. The use of rapid, point-of-care tests in the detection of GBS infection is being studied in laboratories worldwide. BioStar's OIA GBS tests are currently indicated as an adjunct to diagnosis. BioStar believes that the market for GBS will continue to grow as awareness of the role of GBS in infant diseases continues to grow. In 1997, the United States market for rapid GBS tests was estimated to be approximately $3 million in annual sales. In 1997, BioStar's revenues from sales of GBS products constituted approximately 11.5% of its total product sales.

     Strep B OIA Maternal. Strep B OIA provides agar culture-level sensitivity for the rapid detection of GBS in pregnant women. The procedure for use of Strep B OIA begins with the collection of a patient sample using a standard vaginal swab technique. The patient specimen is extracted and conjugated, then applied to the device. If GBS is present, a purple color appears within 30 minutes. Strep B OIA was cleared for sale by the FDA in 1994.

     Strep B OIA Infant Urine. Outside the United States, BioStar sells a GBS test for infants using urine as a sample source. This test is generally used when infants display symptoms of sepsis in the first 72 hours of life. A positive GBS urine result provides information to the neonatologist regarding the cause of neonatal symptoms. The urine protocol is slightly faster than Strep B OIA Maternal because the specimen does not require extraction. BioStar does not intend to sell this product in the United States.

     CHLAMYDIA. Chlamydia is the most commonly reported sexually transmitted disease in the United States and is also highly prevalent outside of the United States. According to the Centers for Disease Control and Prevention, approximately four million new cases of chlamydia infection occur in the United States each year. Up to two-thirds of infected women may be asymptomatic and up to 40% of women with untreated chlamydia will develop pelvic inflammatory disease, a leading cause of infertility. According to research published by the Journal of the American Medical Association (JAMA) in September 1994, the median time between testing and treatment is 14 days and nearly 25% of patients testing positive with chlamydia never return for treatment. Other studies published by the American Journal of Obstetrics and Gynecology in May 1993 reveal that treatment delays of as little as three days from the onset of symptoms contribute to infertility or ectopic pregnancies. A 1996 New England Journal of Medicine study showed that screening of young women for chlamydia can reduce the costly long-term complications of pelvic inflammatory diseases caused by chlamydia infections. In 1997, the United States market for chlamydia tests was estimated to be over $60 million, and BioStar estimates that the worldwide market was $100 million. BioStar's sales of chlamydia products represented 6% of its total sales in 1997.

     Chlamydia OIA. BioStar's Chlamydia OIA test is the only rapid test for chlamydia that provides 100% specificity (95% confidence interval 99.3%-100%) and 100% positive predictive value. In addition, Chlamydia OIA has demonstrated comparable diagnostic efficiency to single pass culture available in the United States (the basic comparison for chlamydia tests). The procedure for use of Chlamydia OIA begins with the collection of a patient sample using a standard endocervical swab. The patient specimen is extracted and then applied to the test device surface. A conjugate and substrate are added. If chlamydia is present, a purple color appears within 24 minutes. Chlamydia OIA was cleared for sale by the FDA in 1995.

     Chlamyfast. Chlamyfast is a version of Chlamydia OIA which BioStar developed for sale in France with International Microbio, a privately-held French company. Chlamyfast was customized to meet the unique French regulatory requirements. BioStar does not intend to market this product in the United States.

     Chlamydia OIA Urethral. Chlamydia OIA Urethral is a version of Chlamydia OIA which BioStar sells outside the United States for testing males for chlamydia, using a urethral swab sample collection. BioStar does not intend to market this product in the United States (due to painful sampling procedures currently required). See "-- Strategic Relationships".

     PREGNANCY. In 1997, the market for pregnancy tests used in the physician office market in the United States was estimated to be over $100 million. BioStar sells ACCEAVA hCG Urine under license from Wyntek. BioStar's sales of Wyntek's ACCEAVA hCG Urine test kits constituted only a very small percentage of BioStar's total 1997 product sales. To date, BioStar has marketed this product solely to its existing customers.

     ACCEAVA hCG Urine. Wyntek's ACCEAVA hCG Urine test is an accurate, rapid test for the detection of human chorionic gonadotropin in urine for early detection of pregnancy. In clinical trials, ACCEAVA hCG Urine was demonstrated to be 100% sensitive and specific. The procedure for use of ACCEAVA hCG Urine includes the ability to perform midstream or cup specimen collection. Midstream specimen collection avoids the handling and pipetting of patient specimens and reduces office staff time. If hCG is present in the specimen, a blue line appears within minutes.

     ACCEAVA hCG Basic. In 1998, BioStar introduced Wyntek's ACCEAVA hCG Basic, a CLIA-waived "dipstick" test for early detection of pregnancy. ACCEAVA hCG Basic is based on the same technology as the ACCEAVA hCG Urine test but it is lower in cost and directed at high volume, cost-sensitive customers.

     INFECTIOUS MONONUCLEOSIS. Infectious mononucleosis ("Mono") is a viral disease caused by the Epstein-Barr virus. While it may infect people of any age, it is most prevalent in late adolescents and young adults (15-24 years of age). In theory, any activity involving salivary exchange can spread the disease as it is mildly contagious. The symptoms (sore throat, fever, swollen lymph nodes) and epidemiology of Mono are similar to GAS. As a result, Mono is managed in the same primary care environment as GAS. In 1997, the United States market for mononucleosis tests was estimated to be $13 million. Recent approvals for CLIA-waived status of Mono tests and pending submissions for waived status, if granted, may increase the point-of-care market for Mono diagnostic tests. BioStar did not sell any mononucleosis products in 1997.

     ACCEAVA Mono. Wyntek's ACCEAVA Mono test, which BioStar sells under license from Wyntek, is a rapid, moderately complex test for Mono which uses whole blood, plasma or serum samples. The procedure for use of ACCEAVA Mono begins with the collection of a patient sample using a standard finger-prick technique. The patient specimen is then diluted after which the test device is placed into the specimen solution. If Mono is present, results appear in minutes. BioStar began selling the ACCEAVA Mono test in February 1998. Wyntek has applied for CLIA-waived status on the ACCEAVA Mono test. If Wyntek is successful in obtaining CLIA-waived status, then BioStar will add the CLIA-waived version to its product menu.

     PRODUCTS AND TECHNOLOGY IN DEVELOPMENT. BioStar intends to expand its product menu through internal development, development in collaboration with strategic partners and acquisition of new products and technologies. BioStar is currently working with partners to develop OIA tests for influenza A/B, gonorrhea and pneumonia. BioStar has licensed the materials and completed feasibility studies to develop a clostridium difficile assay. BioStar is currently working with Asahi to develop a cartridge-based, multiple target instrumented test based on its new concept ellipsometry technology. This instrumented system is intended to expand the application of thin film technologies by enabling caregivers to run multiple assays on patient specimens at the same time. This is particularly important with medical conditions that may be caused by a variety of infectious agents, each of which requires a specific therapeutic intervention.

     The following table shows BioStar's current product and technology development programs:

                      PRODUCT                          PARTNER             STATUS
                      -------                          -------             ------
Influenza A/B.......................................   Biota      Human clinical trials
Chlamydia Urine.....................................   NIH        In development
C Difficile.........................................   None       Ready for clinical trials
Pneumonia...........................................   *          Feasibility studies
Gonorrhea...........................................   NIH        Feasibility studies
Point-of-Care Instrumentation.......................   Asahi      In development
Multi-Target Panel Tests............................   Asahi      In development

---------------
*  Confidential

     BioStar believes that its new concept ellipsometry technology will expand the point-of-care market opportunity for its OIA tests by enabling the quantitative detection of targets in a variety of specimens at an extremely high level of sensitivity (the sub-nanogram level). This level of sensitivity is particularly important for drug and disease marker monitoring for cancer, brain trauma, allergies and thyroid function. BioStar has developed successful prototype assays utilizing blood or serum specimens for thyroid, allergy and cancer monitoring and is seeking strategic partners to pursue additional product development work. This technology is not yet commercially available and there can be no assurances that BioStar will be able to develop commercially viable products.

     In addition, BioStar believes that its thin film technologies may enable the development of new products in industrial applications beyond infectious diseases and human health care where detection of specific targets is critical, such as in identifying potential toxins in foods and beverages and contaminants in air and water, and performing life sciences research. BioStar intends to seek partners to co-fund development of appropriate testing systems and to market collaboratively any resulting products.

     Notwithstanding the foregoing, there can be no assurances that BioStar's current product and technology development programs will result in the development and commercialization of new products or technologies.

SALES AND MARKETING

     BioStar markets and sells its products to the outpatient primary care market and the traditional microbiology laboratory market. There are over 80,000 testing sites in the United States in the outpatient primary care market, which includes: pediatric, obstetrics/gynecology, family practice and general practice physician offices; student and public health centers; and walk-in clinics. There are more than 5,000 United States laboratories in the diagnostic microbiology laboratory market, which includes hospital laboratories and private reference laboratories.

     BioStar's products are typically higher-priced than competitive products and are marketed on the basis of superior sensitivity, specificity and customer service. BioStar sells its products through its "flex" representative sales force and worldwide distribution partners. BioStar believes that its flex representatives, with their exclusive focus on BioStar products, provide broad support to the outpatient point-of-care markets. Each flex representative is focused on developing and maintaining a highly satisfied user base which will provide superior references to build the flex representative's account base. BioStar's flex representatives work a minimum of 20 hours per week in their territory on a "flex basis". The flex basis permits the flex representatives to choose the hours they work based on their customer's needs and their lifestyle demands. The flex representatives' compensation is incentive-based, with a base salary and a significant sales bonus structure.

     In 1995, BioStar announced a strategic relationship with Murex, a leading distributor of microbiological diagnostic products in the United States. Murex's 30-person sales organization represents BioStar's OIA tests in the United States hospital laboratory and reference laboratory markets. In addition, Murex sells BioStar's OIA tests through national purchasing agreements with large health care providers. As a result of Murex's national account efforts, BioStar's products are included in their contracts with AmeriNet and VHA, Inc. ("VHA"), two of the largest hospital group purchasing organizations. See "-- Strategic Relationships".

     To service the international market, BioStar has initiated a 21-country distribution network comprised of 16 international distribution partners which covers critical markets in Western Europe and Asia. BioStar's agreements with its international distribution partners provide for three year terms which are generally terminable by BioStar if the distributor fails to achieve certain sales targets.

MANUFACTURING

     BioStar's manufacturing process for its OIA tests combines high-volume processes from the semi-conductor industry with more traditional bioprocesses. BioStar currently utilizes two semi-automated production lines for the manufacturing, assembly and packaging of its OIA tests. BioStar's production capacity is 20,000 tests per day with a single ten-hour shift. Since 1992, BioStar's manufacturing group has successfully produced over ten million test devices in its Boulder, Colorado facility. BioStar expects that its manufacturing facilities will be sufficient to meet expected customer demand for the foreseeable future.

     BioStar employs performance-based, quality control methods in its manufacturing facility and uses a lot-controlled approach for production. BioStar is able to achieve volume-related, economy-of-scale production for its OIA tests because the components of all OIA tests are substantially the same even though they are for different disease targets. In addition, BioStar expects that per-unit test production costs will decline as more OIA tests are added to the BioStar product menu in the future, permitting BioStar to achieve greater economies of scale at higher volume. BioStar has registered its facility with the FDA and with appropriate state agencies and operates in compliance with the FDA promulgated cGMP regulatory requirements for its products.

     BioStar's OIA test kits typically comprise test devices, reagents, swabs and extraction tubes. The test device includes a reactive surface comprised of a solid substrate (for ease of test delivery), an optical layer of a reflective surface (to make the reaction visible to the human eye), an attachment layer (to link the biological to the reactive surface) and an active biological captive layer (to create a surface thickening). The manufacturing process starts with the construction of test chips. The solid substrate is manufactured in an automated process in which "raw" silicon wafers are batch coated with silicon nitride and the capture layer in quantities sufficient for up to 90,000 tests per lot. Once coated, the wafers are cut into individual test chips before being assembled into devices. Additional reagents are formulated, bottled and labeled for their respective test kits prior to final assembly. The final step in the manufacturing process includes kit assembly, where test devices, reagents and other test materials are packaged into finished product.

     The components of BioStar's OIA tests are chemical and packaging supplies that are generally available from several suppliers, except certain antibodies and absorbent paper which BioStar purchases from single suppliers. BioStar mitigates the risk of a loss of supply by maintaining a sufficient supply of such antibodies and absorbent paper to ensure an uninterrupted supply for at least six months. BioStar also believes that it can substitute a new supplier with regard to any of these components in a timely manner. There can be no assurances that BioStar will be able to substitute a new supplier in a timely manner and failure to do so could have a material adverse effect on BioStar's business, financial condition and results of operations.

     BioStar purchases components for the ACCEAVA Strep A test from Wyntek and performs final assembly and shipping at its Boulder facility. BioStar purchases the final, assembled ACCEAVA hCG Urine, ACCEAVA hCG Basic and ACCEAVA Mono tests from Wyntek and warehouses the tests until they are shipped to customers.

STRATEGIC RELATIONSHIPS

     An integral part of BioStar's strategy has been and will continue to be entering into strategic alliances as a means of accessing resources or developing specific markets. The primary aspects of BioStar's corporate partnering strategy include seeking partners that (i) are interested in developing diagnostic tests to be sold in conjunction with new therapeutics;
(ii) have complementary "marker" technology that when combined with the unique capabilities of BioStar's thin film technologies will allow the development of new point-of-care applications for specific proprietary markers or formats;
(iii) have complementary technology whose performance can be upgraded because of BioStar's thin film technologies; (iv) have complementary products which can be sold by BioStar's sales and marketing organization; or (v) have access to distribution channels that supplement BioStar's existing distribution channels.

     To date, BioStar has established strategic relationships with the following companies:

     Biota Scientific Management Pty Ltd. Biota is an Australian pharmaceutical company focused principally on the discovery of new human pharmaceuticals for the treatment of viral respiratory diseases and cancer. BioStar is collaborating with Biota on the development of the first rapid, point-of-care immunodiagnostic assay for the simultaneous detection of both influenza A and B. BioStar estimates that more than 350 million cases of influenza occur worldwide each year. The lack of accurate and timely diagnosis of influenza is estimated to be the leading cause of influenza complications, such as pneumonia, especially in the elderly and in people who are immunocompromised (such as cancer patients). In the United States, influenza and pneumonia, a common complication of influenza, are jointly the sixth leading cause of death. Other influenza diagnostic methods, such as enzyme immunoassay or viral culture, detect only influenza A or take hours or days to provide results. BioStar began clinical trials of the influenza OIA test in the United States in January 1998. If the trials are successful, BioStar anticipates filing for FDA clearance in the second quarter of 1998. BioStar and Biota intend that the diagnostic test will be available for sale initially in international markets when Biota's influenza therapeutic product candidate zanamivir, or GG167, for which Glaxo Wellcome plc holds the exclusive distribution rights, is launched. Pursuant to the terms of its arrangement with BioStar, Biota funded the development of the influenza OIA test in exchange for which Biota secured the exclusive right to distribute the test outside of the United States. BioStar retains worldwide manufacturing rights and will be the exclusive distributor in the United States (with Biota receiving a percentage of the profits from those sales). The exclusivity of BioStar's position is subject to BioStar's ability to maintain sales minimums. There can be no assurances that the clinical trials will be successful, and if successful, that the influenza diagnostic product will achieve broad market acceptance.

     Asahi Chemical Industry Co., Ltd. Asahi is one of Japan's largest chemical manufacturers and a worldwide leader in thin film technologies. Asahi's operations range from petrochemicals, plastics, synthetic rubber and synthetic fibers to construction materials, housing, computer chips, electronics-related products, liquors, foods and health care. BioStar and Asahi have entered into a multi-year contract to develop a point-of-care diagnostic system which combines BioStar's OIA and ellipsometry technologies in a rapid testing system for highly sensitive detection of multiple targets from a single specimen. The point-of-care instrument is being designed to be both qualitative and quantitative, opening up additional testing opportunities using the same system. Pursuant to the terms of its arrangement, Asahi is funding the development of the instrumented system and the reagents by BioStar in exchange for which Asahi has the royalty-bearing exclusive right to manufacture and distribute the test in Asia. BioStar retains manufacturing and distribution rights for the rest of the world. There can be no assurances that the product development program will be successful, and if successful, that the instrumented test will achieve broad market acceptance.

     Wyntek Diagnostics, Inc. Wyntek is a privately-held company located in San Diego, California, which has developed CLIA-waived tests for the detection of GAS and pregnancy, as well as a moderately complex test for mononucleosis. In July 1997, BioStar became a non-exclusive distributor of Wyntek's tests in the United States and distributes them through BioStar's flex representative sales force under the brand names ACCEAVA Strep A, ACCEAVA hCG Urine, ACCEAVA hCG Basic and, beginning in February 1998, ACCEAVA Mono. In November 1997, Wyntek authorized BioStar to distribute its products worldwide on a non-exclusive basis. The initial term of the distribution arrangement with Wyntek will expire in June 2000 and it may be renewed at BioStar's election for additional successive one-year terms. Wyntek also sells these tests under the trade name OSOM through a small network of regional distributors and has licensed the GAS test to Abbott Diagnostics, which is selling the test under the trade name "Signify".

     National Institutes of Health. BioStar is collaborating with the National Institutes of Health (NIH) on two major programs in the field of sexually-transmitted diseases. The initial program is focused on developing the first highly sensitive, rapid OIA test to diagnose chlamydia in males using a urine specimen. Although chlamydia is one of the most prevalent sexually transmitted diseases in males, it is rarely tested for or monitored in males due to the painful sampling procedures currently required. BioStar believes that a rapid chlamydia test using a male urine specimen would allow better detection and medical management of the disease. To date, the NIH has committed over $1,500,000 toward the development of the chlamydia assay. The second NIH program is focused on the development of a rapid, point-of-care OIA assay for gonorrhea which uses female endocervical or male urethral swab specimens. BioStar received notification in early September 1997 that an additional grant of up to $850,000 would be awarded to fund development of the gonorrhea assay pending the achievement of certain milestones. BioStar may exploit the commercial rights to any tests developed through these programs.

     Murex Diagnostics, Inc. Murex is a leading distributor of microbiological diagnostic products in the United States. Murex's 30-person sales organization represents BioStar's OIA MAX and Strep B OIA tests (subject to performance levels) in the United States hospital laboratory and reference laboratory. Murex distributes BioStar's Chlamydia OIA test on a non-exclusive basis. In addition, as a result of Murex's national account efforts, BioStar's products are included in its contracts with AmeriNet and VHA, two of the largest hospital group purchasing organizations. BioStar's distribution agreement with Murex, which began in 1995, is in its first one-year renewal period which expires in January 1999 and may be renewed for two additional one-year periods in succession upon delivery of notice of intent to renew by Murex to BioStar.

RESEARCH AND DEVELOPMENT

     BioStar is directing its research and development efforts towards continuously improving its platform OIA technology and new concept ellipsometry technology to address operator ease-of-use and reaction speed, creating new products and technologies which complement BioStar's existing products and technologies and optimizing the manufacturing process to reduce manufacturing costs. In that regard, BioStar has organized its research and development department into four major areas: (i) feasibility/new methods, (ii) methods development, (iii) system development, and (iv) program management.

     The feasibility/new methods group is responsible for performing internal studies or working with potential corporate partners to evaluate the performance of delivery technology, novel antibodies, antigens or capture reagents on different surfaces and new applications or sample types. The feasibility/new methods group includes individuals skilled in molecular biology, protein chemistry, biochemistry and basic sciences. This group creates working prototype assays of new methods or potential products. Additionally, the feasibility/new methods group technically validates all externally-sourced products.

     The methods development group is responsible for taking the candidate reagents identified by the feasibility/new methods group and developing thin film products for commercialization. This process includes producing a validated clinical method which can be consistently manufactured. The methods development group is further divided into groups which direct their efforts towards development of different assays. The methods development group includes individuals skilled in immunology, microbiology, virology, protein chemistry and assay development. The methods development group works closely with manufacturing, regulatory and clinical affairs groups to satisfy regulatory requirements.

     The system development group is responsible for the development of the instrumented system combining BioStar's OIA technology and new concept ellipsometry technology on which BioStar is collaborating with Asahi. See
"-- Strategic Partners". The system development group is directing hardware suppliers for the development of the instrument and test cartridges, integrating assays with the test cartridge and instrument, leading the design group for creating the user interface and validating the performance of the instrumented test system. The system development group includes individuals skilled in optics, electronics, software, reagent integration and validation methods.

     The program management group is responsible for tracking, coordinating and reporting the status of BioStar's development projects, including maintaining appropriate documentation for obtaining intellectual property protection and supporting regulatory clearance. The program management group includes individuals skilled in planning, clinical laboratory testing and project management.

     BioStar maintains facilities to support its development efforts, microbiology and virology laboratories and product development laboratories in Boulder, Colorado. In addition, BioStar has two technical advisory boards which assist BioStar with product menu, product development and technology related topics. See "-- Technical and Business Advisors".

     BioStar's research and development expenses for the years ended 1995, 1996 and 1997 were $1.4 million, $2.3 million and $3.3 million, respectively.

COMPETITION

     Competition in the human medical diagnostics industry is, and is expected to remain, intense. The competitors range from development stage diagnostics companies to major domestic and international pharmaceutical companies. Many of these companies have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of BioStar. In addition, many of these companies have name recognition, established positions in the market and long standing relationships with customers and distributors. Moreover, the diagnostics industry has recently experienced a period of consolidation during which many of the large domestic and international pharmaceutical companies have been acquiring mid-sized diagnostics companies, further increasing the concentration of resources. There can be no assurance that new, more sensitive or rapid technologies will not be introduced that could be directly competitive with or superior to BioStar's thin film technologies.

     BioStar's primary competitors for rapid, point-of-care immunodiagnostic tests and the markets in which they compete with BioStar are as follows: Abbott Laboratories (GAS and chlamydia), Carter-Wallace (GAS and chlamydia), SmithKline Beckman (GAS), Becton Dickinson (GAS) and Quidel (GAS and chlamydia). These companies are larger than BioStar and have substantial resources and market presence. BioStar competes against these companies on the basis of product performance and customer service. BioStar's OIA tests have been demonstrated to be more sensitive and/or specific than any of the rapid, point-of-care immunodiagnostic tests for GAS and chlamydia currently sold by these competitors. Additionally, BioStar believes that its sales organization is capable of providing more comprehensive customer support than competitors who use third party distributors.

     BioStar's primary laboratory-based competitor for highly sensitive immunodiagnostic tests is Gen-Probe. Gen-Probe has GAS and chlamydia tests which are instrumented and used in high-volume laboratories. Gen-Probe is a subsidiary of a Japanese company which has substantial resources. BioStar competes against Gen-Probe on the basis of cost-effective outcomes, speed, ease-of-use and customer service. BioStar's products are as sensitive as Gen-Probe's tests and are more specific. Gen-Probe's tests require several hours reaction time and are not point-of-care tests. Therefore, in populations where initial visit follow-up rates are low, BioStar's tests offer the potential of improved treatment outcomes.

     BioStar's OIA tests also compete against traditional agar culture tests for GAS, GBS and chlamydia. Agar culture tests consist of commodity-based supply materials. As a result, a variety of diagnostics companies market agar culture tests. Agar culture tests historically have been considered the standard against which diagnostic tests for GAS and GBS have been measured. BioStar competes against agar culture tests on the basis of ease-of-use, reaction speed and sensitivity.

     The market for the diagnostic tests that BioStar has under development as well as those which BioStar has targeted for development is highly competitive and subject to rapid technological change. Other companies are devoting significant resources to developing new tests and dominating distribution channels. BioStar believes that for all of its immunodiagnostic assay products, it competes on the basis of how quickly companies can (i) develop products and demonstrate clinical feasibility, (ii) complete clinical testing, (iii) obtain regulatory approval, (iv) obtain favorable reimbursement policies, and (v) supply commercial quantities of the product to the market at a competitive price. BioStar's inability to compete favorably with respect to any of these factors could have a material adverse effect on its business, financial condition and results of operations.

PATENTS, TRADE SECRETS AND TRADEMARKS

     BioStar has built a strong patent and intellectual property position around its OIA technology platform covering composition, targets, assays, extraction methods and delivery systems. BioStar holds 15 United States patents which expire beginning in 1999 and ending in 2014, as well as 44 international patents covering a number of inventions which comprise the OIA technology, including the base OIA technology, optical surfaces for a variety of assays, manufacturing methods and new instruments. An additional five United States and 15 international patents are now pending. Patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, BioStar cannot be certain that it was the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can be no assurance that BioStar's pending patent applications will result in issued patents or that any of its issued patents will afford meaningful protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures which differ from those of the United States, and thus there can be no assurance that foreign patent applications related to United States patents will issue. Furthermore, if these patent applications issue, some foreign countries provide significantly less patent protection than the United States.

     The status of patents involves complex legal and factual questions and the breadth of claims issued is uncertain. Accordingly, there can be no assurance that patent applications filed by BioStar will result in patents being issued or that its patents, and any patents that may be issued to it in the future, will afford protection against competitors with similar technology. In addition, no assurances can be given that patents issued to BioStar will not be infringed upon or designed around by others or that others will not obtain patents that BioStar would need to license or design around. If existing or future patents containing broad claims are upheld by the courts, the holders of such patents could require companies to obtain licenses. If BioStar is found to be infringing third party patents, there can be no assurance that licenses that might be required for BioStar's products would be available on reasonable terms, if at all.

     BioStar could incur substantial costs in defending itself or its licensees in litigation brought by others or prosecuting infringement claims against third parties. If the outcome of any such litigation is unfavorable to BioStar, BioStar's business could be adversely affected. To determine the priority of inventions, BioStar may have to participate in interference proceedings declared by the United States Patent Office, which could result in substantial cost to BioStar and may result in an adverse decision as to the priority of BioStar's inventions.

     In addition to patent protection, BioStar relies on the law of unfair competition and trade secrets to protect its proprietary rights. BioStar considers several elements of its manufacturing process and selling techniques to be trade secrets. BioStar attempts to protect trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with employees and consultants and other security measures. Although BioStar intends to protect its rights vigorously, there can be no assurance that these measures will be successful. See "Risk Factors -- Patents and Proprietary Rights".

     BioStar has registered its trademarks OIA(R), BioStar(R) and Better Results Mean Better Medicine(R) as trademarks on the principal federal trademark register and with the trademark registries in many countries of the world. BioStar has registrations pending for Sagax(TM), ACCEAVA(TM), and Strep A OIA MAX(TM).

REGULATION

     The testing, manufacturing and sale of BioStar's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. BioStar will not be able to commence marketing or commercial sales in the United States of new products under development until it receives clearance from the FDA. In addition, various foreign countries in which BioStar's products are or may be sold impose local regulatory requirements. The testing for, preparation of and subsequent FDA and foreign regulatory review of required filings can be a lengthy, expensive and uncertain process. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution. The FDA also has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by BioStar.

     In the United States, medical devices are classified into one of three classes (i.e., Class I, II or III) on the basis of the controls deemed necessary by the FDA to ensure their safety and effectiveness in a reasonable manner. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to cGMP) and Class II devices are subject to general and special controls (e.g., performance standards, post-market surveillance, patient registries and FDA guidelines), Generally, Class III devices are those that must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices or new devices that have been found not to be substantially equivalent to legally marketed devices). The majority of BioStar's products and products under development are, and the combined company's products are expected to be, classified as Class I or Class II devices.

     Before a new device can be introduced in the market, the manufacturer must generally obtain FDA clearance or approval through either clearance of a 510(k) premarket notification or approval of a product marketing approval ("PMA") application. A PMA application must be filed if a proposed device is a new device not substantially equivalent to a legally marketed Class I or Class II device, or if it is a pre-amendment Class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical investigations, bench tests, laboratory and, where applicable, animal studies. The PMA application must also contain a complete description of the device and its components and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and any training materials. The PMA approval process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or a preamendment Class III medical device for which the FDA has not called for PMAs. The FDA recently has been requiring more rigorous demonstration of substantial equivalence than in the past, including in some cases requiring submission of clinical data. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance but may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions.

     There can be no assurance that BioStar will be able to obtain necessary regulatory approvals or clearances for its products on a timely basis, if at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on BioStar's business, financial condition and results of operations.

     Before the manufacturer of a device can submit the device for FDA approval or clearance, it generally must conduct a clinical investigation of the device. Although clinical investigations of most devices are subject to the investigational device exemption ("IDE") requirements, clinical investigations of in vitro diagnostic tests, such as all of BioStar's products and products currently under development, are exempt from the IDE requirements, including the need to obtain the FDA's prior approval, provided the testing is noninvasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject, and is not used as a diagnostic procedure without confirmation by another medically established test or procedure. In addition, patient informed consents and approvals from the Internal Review

Board of the clinic sites must be obtained, as appropriate. The in vitro diagnostic test must be labeled "for research use only" ("RUO") or "for investigative use only" ("IUO"), and distribution controls must be established to assure that in vitro diagnostic tests distributed for research or clinical investigation are used only for those purposes.

     BioStar intends to conduct clinical investigations of its products under development, which will entail distributing them in the United States on an IUO basis. There can be no assurance that the FDA would agree that BioStar's IUO distribution of its in vitro diagnostic products under development will meet the requirements for IDE exemption. Furthermore, failure by BioStar or the recipients of its products under development to maintain compliance with the IDE exemption requirements could result in enforcement action by the FDA, including, among other things, the loss of the IDE exemption or the imposition of other restrictions on BioStar's distribution of its products under development, which would adversely affect BioStar's ability to conduct the clinical investigations necessary to support marketing clearance or approval.

     Any devices manufactured or distributed by BioStar pursuant to FDA clearance are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed cGMP requirements, which include testing control and documentation requirements. Manufacturers must also comply with MDR requirements that a manufacturer report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     BioStar is subject to routine inspection by the FDA and certain state agencies for compliance with cGMP requirements, MDR requirements and other applicable regulations. The FDA has recently finalized changes to the cGMP requirements, including the addition of design controls that will likely increase the cost of compliance. Changes in existing requirements or adoption of new requirements could have a material adverse effect on BioStar's business, financial condition and results of operations. There can be no assurance that BioStar will not incur significant costs to comply with laws and regulations in the future, or that laws and regulation will not have a material adverse effect upon BioStar's business, financial condition and results of operations.

     Distribution of BioStar's products outside the United States is subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country. There can be no assurance that BioStar will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. In addition, the export by BioStar of certain of its products which have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals; the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements would have a material adverse effect on BioStar's business, financial condition and results of operations.

     BioStar's customers using diagnostic tests for clinical purposes in the United States are also regulated under CLIA. CLIA is intended to ensure the quality and reliability of all medical testing in laboratories in the United States by requiring that any health care facility in which testing is performed meets specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations have established three levels of regulatory control based on test complexity -- "waived", "moderately complex" and "highly complex". BioStar's current OIA tests and ACCEAVA Mono tests are categorized as a "moderately complex" tests for clinical use in the United States. Under the CLIA regulations, all laboratories performing high or moderately complex tests are required to obtain either a registration certificate or certification of accreditation from the HCFA. As a result of the CLIA requirements, physician office laboratories and small volume test sites may be dissuaded from initiating, continuing or expanding patient testing, particularly if the tests are classified as moderately or highly complex tests. There can be no assurance that the CLIA regulations and future administrative interpretations of CLIA will not have an adverse impact on the potential market for BioStar's products. BioStar's ACCEAVA hCG and ACCEAVA Strep A products are categorized as CLIA "waived". Laboratories performing CLIA "waived" tests face less stringent registration and certification requirements.

     BioStar also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that BioStar will not incur significant costs to comply with laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon BioStar's business, financial condition and results of operations.

REIMBURSEMENT

     BioStar's largest market segment is the outpatient market. Payment for testing in this segment is largely based on third party payor reimbursement. The site which performs the test will submit an invoice to the patient's insurance provider (or the patient if not covered by a program). Each diagnostic procedure (and in some instances, specific technologies) is assigned a CPT code by HCFA. Third party insurance payors typically establish a specific fee to be paid for each code submitted. Third party payor reimbursement policies are generally determined with reference to the reimbursement for CPT codes for Medicare patients which themselves are determined on a national basis by HCFA. Third party payors can indirectly affect the pricing or the relative attractiveness of BioStar's products by regulating the maximum amount of reimbursement they will provide for BioStar's CPT codes. For example, the reimbursement of fees for CPT codes for diagnostic tests for Medicare patients in hospitals are included under Medicare's prospective payment system, diagnosis-related group regulations. If the reimbursement amounts for the CPT codes for diagnostic tests are decreased in the future, such a change likely would decrease the amount that caregivers are able to charge Medicare patients for such services and consequently the price BioStar can charge caregivers for its products. BioStar cannot predict the reimbursement of fees for the CPT codes for its products for Medicare patients, or any other types of patients. Any decreases in reimbursement fees could have a material adverse effect on BioStar's business, financial condition and results of operations.

TECHNICAL AND BUSINESS ADVISORS

     BioStar periodically draws on the expertise of several advisors and consultants in fields related to BioStar's technology and business. In addition, BioStar has a Managed Care Advisory Board and a Pediatric Medical Advisory Board, which meet with BioStar periodically.

     Managed Care Advisory Board. The Managed Care Advisory Board was formed to assist BioStar with charting trends in managed care and developing business strategies for addressing those trends. As of January 1, 1998, the Managed Care Advisory Board was comprised of the following individuals:

     Kenneth Webb, M.D., MPH, has served as an advisor to BioStar since 1995. Dr. Webb joined BioStar on a full-time basis as its Medical Director in January 1998.

     Nancy Grove, M.D., MBA, has served as an advisor to BioStar since January 1, 1998. Dr. Grove is currently Vice President, Systems Laboratory Operations of Sutter Health Care as well as Medical Director of the Palo Alto Medical Foundation and has extensive experience in clinical and laboratory operations.

     Christopher Stanley, M.D. has served as an advisor to BioStar since January 1, 1998. Dr. Stanley is the Medical Director of Focus Health Services and Focus IPA (divisions of PhyCor) and is a Board-Certified Pediatrician.

     Elizabeth Dichter, M.P.H. has served as an advisor to BioStar since January 1, 1998. Ms. Dichter is Executive Vice President, Strategic Marketing with PCS Health Systems, Inc. (Eli Lilly and Co.). Ms. Dichter has extensive experience in public health, managed healthcare, health economics, outcomes management and pharmaceuticals.

     Pediatric Medical Advisory Board. The Pediatric Medical Advisory Board meets at least quarterly to discuss with and advise BioStar on trends in the medical management of pediatric medical conditions and standards of care. As of December 31, 1997, the Pediatric Advisory Board was comprised of the following individuals:

     Stephen Fries, M.D. has served as an advisor to BioStar since 1993. Dr. Fries is a pediatrician and is the President of the Board of Directors at the Boulder Medical Center.

     Harley A. Rotbart, M.D. has served as an advisor to BioStar since 1995. Dr. Rotbart is Vice Chairman for Academic Affairs and a Professor in the Departments of Pediatrics and Microbiology at the University of Colorado School of Medicine and a Co-Director of the Children's Clinical Studies Office.

     Gregory Storch, M.D. has served as an advisor to BioStar since 1995. Dr. Storch is a Professor of Pediatrics and Medicine and Associate Professor of Molecular Microbiology at Washington University School of Medicine and a member of the staff at St. Louis Children's Hospital, Barnes Hospital and Shriner Hospital for Crippled Children.

     Kenneth Webb, M.D. has served as an advisor to BioStar since 1995. Dr. Webb joined BioStar on a full-time basis as its Medical Director in January 1998.

HUMAN RESOURCES

     As of December 31, 1997, BioStar employed 174 individuals, 110 of whom were full time and 64 of whom were flex-time. Of these, 14 hold Ph.D.s and 11 hold other advanced degrees. None of BioStar's employees is covered by a collective bargaining agreement. BioStar believes that it maintains good relations with its employees.

FACILITIES

     BioStar currently leases approximately 37,000 square feet of space in one building in Boulder, Colorado which is used for its administrative offices, research and development facilities and manufacturing operations. The lease expires in August 1998 with renewal options through 2008. BioStar also leases approximately 10,000 square feet of warehouse space in Longmont, Colorado under a lease which expires in August 1998. BioStar is investigating alternative locations which may be more able to meet future requirements. BioStar believes that suitable additional or alternative space will be available on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

     BioStar is not a party to any material litigation or legal proceedings.

                BIOSTAR MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. BioStar's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" and "BioStar Business" as well as those discussed in this section and elsewhere in this Joint Proxy Statement/Prospectus. The following discussion should be read in conjunction with the BioStar Financial Statements, including the notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus.

GENERAL

     Since BioStar's inception in 1992, BioStar has been primarily involved in the research, development, manufacturing and marketing of point-of-care diagnostic tests. BioStar began commercial sales of its first diagnostic test based on its proprietary OIA technology in 1992 and currently markets tests for GAS, GBS and chlamydia. Its tests are sold by BioStar's dedicated, nationwide marketing and sales organization, which targets the outpatient market, and its domestic and international distributor network, which targets hospital and reference laboratory accounts.

     BioStar manufactures products for inventory based upon expected sales demand, ships products to customers within 24 hours of receipt of orders and anticipates that it will continue to do so in the future. Accordingly, BioStar does not operate with a backlog and does not anticipate it will develop a backlog in the future.

     BioStar has experienced significant revenue growth since its inception, primarily from sales of products and recently from contract revenues from strategic partners. In order to support these activities, BioStar has incurred significant levels of sales and marketing expenses. BioStar has entered into licensing and research and development agreements with strategic partners from which it derived a significant percentage of its revenues in 1997. Contract revenues consist of milestone payments, grant revenues, funding for feasibility testing, funding for product development and licensing fees. BioStar has also increased its revenues through the sales of four diagnostic products which it in-licenses from Wyntek. BioStar may seek to expand its relationship with Wyntek to include additional products. In addition, BioStar's growth strategy includes potential sales of other externally-sourced products. Although BioStar has experienced steady growth in revenues, there can be no assurance that, in the future, BioStar will sustain revenue growth or achieve profitability.

     BioStar's results of operations may fluctuate significantly from period-to-period as the result of several factors, including: (i) whether and when new products are successfully developed and introduced, (ii) market acceptance of current or new products, (iii) seasonal customer demand, (iv) whether and when BioStar receives milestone payments and license fees from strategic partners, (v) changes in reimbursement policies for the products which BioStar sells, (vi) competitive pressures on average selling prices for the products which BioStar sells, and (vii) changes in the mix of products BioStar sells. For example, in 1997, BioStar's sales of its tests for GAS represented approximately 83% of its total sales with most of the sales occurring during the first and fourth quarters, concurrent with the time of the year in which respiratory infections are prevalent. In addition, two of BioStar's products in development are also directed at respiratory infections (pneumonia and influenza). Consequently, BioStar's revenues are, and BioStar expects that they will continue to be, concentrated in the first and fourth quarters of each fiscal year. Due to the foregoing factors, BioStar believes that period-to-period comparisons of its operating results cannot be relied upon as indicators of future financial performance.

RESULTS OF OPERATIONS

  Years Ended December 31, 1997 and 1996:

     Total revenue: Total revenue increased 28% to $15.9 million for the year ended December 31, 1997 from $12.4 million in 1996. The increase is primarily due to an increase in contract revenues (from $778,000 in

1996 to $5.0 million in 1997) which resulted from three new research contracts and continued funding from two previous contracts. A component of total revenues, product sales, decreased 7% to $10.8 million in 1997 from $11.6 million in 1996. The decrease was due to lower unit sales which resulted from:
(a) reduced orders from BioStar's largest distributor caused by their overstocking product in late 1996; (b) the introduction of a competitor's product for GAS in mid-1996; and (c) discontinued sales of a urinary tract infection product. Additionally, the average selling price of GAS products decreased 10% due to the introduction of the ACCEAVA GAS test, which has an average selling price approximately 30% lower than BioStar's OIA-based GAS products.

     Cost of sales: Cost of sales includes material, labor and overhead costs associated with manufacturing products. Cost of sales decreased 3% to $4.9 million in 1997 from $5.1 million in 1996, due primarily to a decrease in total units sold. The decrease in cost of sales was less than the decrease in product sales due to fixed costs which do not vary with production volume.

     Research and development: Research and development expenses increased 38% to $3.2 million in 1997 from $2.3 million in 1996 primarily due to hiring additional scientific staff, consulting fees and other costs related to research performed under three new research contracts in 1997.

     Sales and marketing: Sales and marketing expenses consist of the costs associated with maintaining, compensating, training and supporting BioStar's sales and marketing organization. Sales and marketing expenses were unchanged at $6.2 million for both 1997 and 1996.

     General and administrative: General and administrative expenses increased 41% to $2.7 million in 1997 from $1.9 million in 1996, due in part to legal, accounting and other costs relating to strategic partnering activities, financing activities and slightly higher staffing levels.

     Other income (expense): Other income (expense) includes interest expense, including interest paid or accrued on debt and capital leases, as well as interest, royalty and other miscellaneous income. Other income (expense) increased 21% to $(790,000) in 1997 from $(651,000) in 1996 due primarily to higher interest expense resulting from higher interest rates in 1997 over 1996, and higher debt levels throughout 1997.

  Years Ended December 31, 1996 and 1995:

     Total revenue: Total revenue increased 29% to $12.4 million for the year ended December 31, 1996 from $9.6 million in 1995, primarily due to an increase in sales of GAS and GBS products. Product sales increased 22% to $11.6 million in 1996 from $9.5 million in 1995. Contract revenues increased to $778,000 in 1996 from $61,000 in 1995 from one new research contract and the continuation of a contract.

     Cost of sales: Cost of sales increased 36% to $5.1 million in 1996 from $3.7 million in 1995, due primarily to an increase in total units sold and an increase in production costs per unit sold.

     Research and development: Research and development expenses increased 65% to $2.3 million in 1996 from $1.4 million in 1995 representing an increase in staffing and related expenses needed to support BioStar's increased product and technology development efforts.

     Sales and marketing: Sales and marketing expenses decreased 19% to $6.2 million in 1996 from $7.7 million in 1995 primarily due to lower expenses in 1996 for the costs associated with building the infrastructure of the sales and marketing organization which was initiated in 1995.

     General and administrative: General and administrative expenses increased 40% to $1.9 million in 1996 from $1.3 million in 1995, primarily due to increased staffing levels and costs associated with recruiting and relocating employees.

     Other income (expense): Other income (expense) increased 264% to $(651,000) in 1996 from $(179,000) in 1995 primarily due to higher levels of debt. Interest income decreased 52% to $29,000 in 1996 from $61,000 in 1995 mainly due to lower cash balances, while interest expense increased 113% to $(731,000) in 1996 from $(344,000) in 1995 due to higher levels of debt.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, BioStar has financed its operations primarily through private placements of preferred stock and debt securities, raising net proceeds of $24,719,000 million from sales of these securities. BioStar has also received financing for operations from sales of diagnostic products, contract revenues received under arrangements with strategic partners and, to a lesser extent, through equipment financing. Through December 31, 1997, BioStar had invested $3.8 million in leasehold improvements, laboratory and computer equipment and office furnishings and equipment to support its development and administrative activities. BioStar had financed $1.8 million of these capital additions through capital lease lines. In addition, BioStar leases its laboratory and office facilities under operating leases.

     BioStar's principal sources of liquidity are available lines of credit and bridge financing with a bank, of which $1.5 million remained available as of February 12, 1998. BioStar anticipates that its current level of cash and borrowing capacity would allow it to operate for approximately six months before requiring additional sources of funding if it were to remain independent. Thereafter, in the absence of the Merger, BioStar would need to raise substantial additional funds in order to continue its planned growth, and BioStar would attempt to acquire such funding through public or private financings or through agreements with suitable strategic partners. The Company has obtained commitments from the holders of its subordinated promissory notes aggregating $1,510,092, that should the Merger not be consummated, they will extend the due dates to March 31, 1999. In addition, certain preferred stockholders who are also subordinated debt holders have committed to actively support and assist the Company in obtaining operating funds through March 31, 1999 and to participate in a private placement, if required, to provide adequate working capital.

     The Merger, anticipated to be consummated in the second quarter of 1998, would change BioStar's financial position significantly, due to Cortech's cash resources, and, in the absence of significant acquisitions or other significant changes in BioStar activities, would eliminate the need for BioStar to obtain additional funding for at least 24 months following the Effective Time. In connection with the Merger, (i) holders of $4.5 million of convertible subordinated notes have agreed to convert those notes and related accrued interest into equity, and (ii) holders of at least $1,541,535 of subordinated promissory notes have agreed to convert those notes and related accrued interest into equity.

OTHER MATTERS

  Impact of Year 2000:

     The Year 2000 will impact computer programs written using two digits rather than four to define the applicable year. Any programs with time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operation, including a temporary inability to process transactions, send invoices or engage in other ordinary activities. This problem largely affects software programs written years ago, before the issue came to prominence.

     BioStar recently reviewed all of its software for exposure to Year 2000 issues, including network and workstation software, and does not believe that it has significant risk associated with the problem. BioStar primarily uses third-party software programs written and updated by outside firms, each of whom has stated that its software is Year 2000 compliant. To assure that all software programs can successfully work in conjunction with each other after the year 1999, BioStar plans to test all of its software during the first quarter of 1998 using a combination of past and future dates. Although no problems are expected from this test, any problems will be corrected before the end of the 1998 calendar year. The cost of modifying or replacing software to bring BioStar into compliance, if necessary, is not expected to be material.

                 BIOSTAR MANAGEMENT AND EXECUTIVE COMPENSATION

     The following table sets forth information as of February 12, 1998 regarding the directors and executive officers of BioStar who will become directors or executive officers of Cortech upon consummation of the Merger.

                 NAME                                POSITION WITH BIOSTAR
                 ----                                ---------------------
Alexander E. Barkas(1)................  Chairman of the Board of Directors
Teresa W. Ayers(1)(2).................  President, Chief Executive Officer and Director
Noel T. Doheny........................  Executive Vice President, Commercial
                                          Development
Lyndal K. Hesterberg..................  Executive Vice President, Scientific Affairs
Kim L. Stebbings......................  Vice President, National Sales and Marketing
Edward C. Pritchard...................  Vice President, Finance and Manufacturing and
                                          Chief Financial Officer
Thomas A. Bologna.....................  Director

---------------

(1) Member of the Compensation Committee of BioStar.

(2) Member of the Audit Committee of BioStar.

     The members of the Board of Directors are elected each year at the annual meeting of BioStar's stockholders.

     Dr. Alexander E. Barkas, 50, was elected Chairman of the Board of Directors of BioStar in February 1997. Dr. Barkas has been a managing member of the general partner of Prospect Venture Partners, L.P., a venture capital investment firm, since June 1997. Prior to assuming this position, Dr. Barkas was a partner of the general partner of Kleiner Perkins Caufield & Byers, a venture capital investment firm, from 1991 to June 1997. Dr. Barkas is Chairman of the Board of Geron Corporation, a biopharmaceutical company, and is a member of the Board of Directors of Connetics Corp., a biopharmaceutical company. Dr. Barkas received a Ph.D. in Biology from New York University in 1986 and a B.A. in Biology from Brandeis University.

     Teresa W. Ayers, 44, was elected Chief Executive Officer of BioStar in February 1997 and President, Chief Operating Officer and Director of BioStar in December 1995. From August 1992 to December 1995, she served as BioStar's Vice President of Finance, Treasurer and Secretary. From 1989 to August 1992, Ms. Ayers served as Vice President of Finance, Treasurer and Secretary of Plasti-Line, Inc., a manufacturer of internally illuminated signage. From 1986 to 1989, Ms. Ayers served as Vice President of Finance of CytRx Corporation, a public biotechnology company, and CytRx Biopool, a public in vitro diagnostic company. Ms. Ayers received her B.B.A. in Business from the University of Georgia in 1976 and is a Certified Public Accountant.

     Noel T. Doheny, 43, has served as Executive Vice President, Commercial Development of BioStar, since July 1995. Previously, Mr. Doheny served as Vice President of New Business Development of BioStar from March 1995 to July 1995 and as Vice President of Sales of BioStar from March 1994 to March 1995. Prior to joining BioStar, Mr. Doheny served as General Sales Manager-Near Patient Testing of Ciba Corning Diagnostics (now Chiron Diagnostics) ("Ciba Corning"). From 1977 to 1993 he held a variety of business roles, including sales, worldwide marketing management, business development and general management with Ciba Corning. Mr. Doheny received his B.A. in Biology and B.A. in Chemistry from West Virginia University in 1976. Mr. Doheny completed graduate work and a teaching fellowship in Biochemistry at Georgetown University from 1976 - 1977.

     Dr. Lyndal K. Hesterberg, 43, has served as Vice President, Scientific Affairs of BioStar since January 1992 and was elected Executive Vice President, Scientific Affairs of BioStar in February 1997. Prior to joining BioStar, Dr. Hesterberg served as Manager, Diagnostic Product Development of Amgen, Inc. from 1986 to 1989 and Director of Product Development and Regulatory Affairs at Syrgene Products and Research, Inc. from 1982 to 1986. Dr. Hesterberg received his Ph.D. in Biochemistry from St. Louis University in 1980 and his B.S. in Biochemistry from the University of Illinois in 1976. Dr. Hesterberg was a Postdoctoral Fellow at Max Planck Institute for Biophysical Chemistry in Goettingen, West Germany from 1981 - 1982.

     Kim L. Stebbings, 42, has served as Vice President, National Sales and Marketing of BioStar since September 1996. Prior to joining BioStar, Ms. Stebbings held various management positions with Boehringer Mannheim Corporation from February 1983 to September 1996, most recently serving as Western Area Business Manager -- Diabetes Care Division and National Sales Manager -- Point of Care Division. Ms. Stebbings received her B.S. in Biology from St. Lawrence University in 1977.

     Edward C. Pritchard, 48, has served as Vice President, Finance and Manufacturing and Chief Financial Officer of BioStar since May 1977. Prior to joining BioStar, Mr. Pritchard served as Vice President, Finance and Chief Financial Officer of Renaissance Entertainment Corporation, a publicly-owned entertainment firm, from March 1995 to September 1996. From January 1991 to December 1994, Mr. Pritchard served as Vice President, Financial Planning, Finance & Administration of Centre Reinsurance, a Bermuda-based reinsurance company. From January 1988 to December 1990, Mr. Pritchard served as Financial Officer of GTE Reinsurance, a Bermuda-based captive reinsurance company. Mr. Pritchard received his M.B.A. in Finance from the University of Connecticut in 1997 and his B.A. in English from Trinity University in 1996.

     Thomas A. Bologna, 49, has served as a director of BioStar since May 1997. In July 1997, Mr. Bologna became President and Chief Executive Officer and a member of the Board of Directors of Ostex International, Inc., a publicly-held biotechnology company that develops, manufactures and markets products for the management of osteoporosis and other collagen-related diseases. Mr. Bologna formed Healthcare Venture Associates, a strategic consulting firm, in January 1996. From January 1994 to January 1996, Mr. Bologna was the President and Chief Executive Officer of Scriptgen Pharmaceuticals, Inc., a pharmaceutical company. Mr. Bologna served as President and co-Chief Executive Officer of Gen-Probe Incorporated, a medical diagnostics company ("Gen-Probe"), from July 1987 to January 1994, as Chief Executive Officer of Gen-Probe from March 1988 to January 1994 and as Chairman of the Board of Directors of Gen-Probe from July 1992 to January 1994. From February 1991 to September 1994, Mr. Bologna also served as acting Chief Executive Officer of Camino Laboratories, Inc., a neurosurgical products company. Mr. Bologna received a B.S. in Engineering and Science from New York University in 1970 and an M.B.A. from the Stern School of Management in 1972.

COMPENSATION OF DIRECTORS

     It is BioStar's practice to grant, upon election to BioStar's Board of Directors, to each person who is not an officer of BioStar and does not, directly or through a primary business affiliation, own 5% or more of the outstanding BioStar Capital Stock (an "Outside Director") an option to purchase 100,000 shares of BioStar common stock under the 1995 Equity Incentive Plan as compensation for services as a director. Such options generally become exercisable ("vest") in annual installments over a four-year period. Vesting of all options is subject to continued service as a director of BioStar during the vesting period. During the fiscal year ended December 31, 1997, outside directors received options pursuant to the 1995 Equity Incentive Plan as follows: Mr. Bologna received an option to purchase 100,000 shares of BioStar common stock at an exercise price of $.23 per share and Dr. Barkas received an option to purchase 100,000 shares of BioStar common stock at an exercise price of $.23 per share. In addition, Dr. Barkas received an option to purchase an additional 100,000 shares at an exercise price of $.23 per share as compensation for his service as Chairman of the Board. The vesting of the options granted to Mr. Bologna and Dr. Barkas will accelerate in connection with the Merger aggregating 50,000 shares for Mr. Bologna and 125,000 shares for Dr. Barkas. BioStar reimburses its directors for reasonable and necessary costs associated with attending BioStar Board meetings.

     Mr. Bologna and BioStar entered into a consulting agreement for the period of May 1, 1997 through December 31, 1998, during which period Mr. Bologna will be paid $1,500 per full business day of services rendered by Mr. Bologna pursuant to such consulting agreement. In 1997, Mr. Bologna received $54,448 in cash for his consulting services. In addition, in consideration for Mr. Bologna entering into such consulting agreement, Mr. Bologna received an option to purchase 53,335 shares of BioStar common stock at an exercise price of $.23 per share. Subsequently, pursuant to an amendment of Mr. Bologna's consulting agreement,

Mr. Bologna and BioStar agreed to terminate Mr. Bologna's option with respect to 26,667 shares. Dr. Barkas and BioStar entered into a consulting agreement for the period of October 1, 1997 through December 31, 1998 during which period Dr. Barkas will be paid $1,500 per full business day of services rendered by Dr. Barkas pursuant to such consulting agreement. Dr. Barkas did not receive any cash compensation during 1997 for his consulting services.

     Directors who are not Outside Directors do not receive separate compensation for their services as directors, other than reimbursement for reasonable and necessary costs associated with attending BioStar Board meetings.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table shows for the fiscal years ended December 31, 1997, 1996 and 1995, compensation awarded or paid to, or earned by, each person who served as Chief Executive Officer or one of the four next most highly compensated executive officers (the "Named Executive Officers") of BioStar and who will serve as an executive officer of Cortech upon consummation of the
Merger:

                           SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION             LONG TERM
                                    -------------------------------------   COMPENSATION
                                                                  OTHER        AWARDS
                                                                 ANNUAL      SECURITIES    ALL OTHER
             NAME AND                       SALARY     BONUS     COMPEN-     UNDERLYING     COMPEN-
        PRINCIPAL POSITION          YEAR     ($)        ($)     SATION($)     OPTIONS      SATION(1)
        ------------------          ----   --------   -------   ---------   ------------   ---------
Teresa W. Ayers...................  1997   $175,385   $50,000     $                         $    90
  President and Chief               1996    150,000    30,000                                    84
  Executive Officer                 1995    101,923        --                                    90
Lyndal K. Hesterberg..............  1997   $146,923   $45,000                               $    90
  Executive Vice President,         1996    128,846    28,385                                    84
  Scientific Affairs                1995    100,000        --                                    90
Noel T. Doheny....................  1997   $132,163   $32,500                               $    90
  Executive Vice President,         1996    130,000    18,276                                    84
  Commercial Development            1995    126,287    10,000                                    90
Kim L. Stebbings(2)...............  1997   $119,904   $25,000                               $29,277
  Vice President,                   1996     35,128     5,500     $8,500                         21
  National Sales and                1995         --        --                                    --
  Marketing
Edward C. Pritchard(3)............  1997   $ 31,308   $ 5,000
  Vice President,                   1996         --        --
  Finance and Manufacturing         1995         --        --
  and Chief Financial Officer

---------------

(1) Represents premiums paid by BioStar for group term life insurance, except for Ms. Stebbings' 1997 amount, which represents premiums paid by BioStar for group term life insurance of $90 and reimbursement for relocation expenses of $29,187.

(2) Ms. Stebbings received a signing bonus in the amount of $8,500 upon joining BioStar in 1996. Ms. Stebbings' 1996 salary, on an annualized basis, was $110,000.

(3) Mr. Pritchard became an executive officer in 1997. Mr. Pritchard received $24,231 in consulting fees from BioStar prior to his joining BioStar in May 1997. Mr. Pritchard's 1997 salary, on an annualized basis, was $110,000.

STOCK OPTION GRANTS AND EXERCISES

     BioStar grants options to its executive officers under its 1995 Equity Incentive Plan. As of February 12, 1998, options to purchase a total of 4,106,647 shares were outstanding under the 1995 Equity Incentive Plan and options to purchase 828,648 shares remained available for grant thereunder.

     The following tables show for the fiscal year ended December 31, 1997, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                    PERCENT OF
                                      TOTAL
                                     OPTIONS                                     POTENTIAL REALIZABLE VALUE
                       NUMBER OF     GRANTED           INDIVIDUAL GRANTS         AT ASSUMED ANNUAL RATES OF
                       SECURITIES       TO       ------------------------------   STOCK PRICE APPRECIATION
                       UNDERLYING   EMPLOYEES                                        FOR OPTION TERM(4)
                        OPTIONS     IN FISCAL    EXERCISE        EXPIRATION      ---------------------------
        NAME           GRANTED(1)      YEAR      PRICE(2)         DATE(3)          5%($)            10%($)
        ----           ----------   ----------   ---------   ------------------  ---------        ----------
Teresa W. Ayers......   300,000       23.9%        $.23        June 19, 2006       $43,394          $109,968
Lyndal K.
  Hesterberg.........   160,000        12.7        $.23        June 16, 2006        23,143            58,650
Noel T. Doheny.......       -0-          --        $.23             -0-                 --                --
Kim L. Stebbings.....    75,000         6.0        $.23        June 19, 2006        10,848            27,492
Edward C.
  Pritchard..........   200,000        15.9        $.23      September 9, 2006      28,929            73,312

---------------

(1) Options vest over four years with 25% vesting on the first anniversary of the date of grant and the remainder vesting pro rata on a monthly basis. The Board of Directors has the authority to reprice options.

(2) The exercise price is equal to 100% of the fair market value on the date of grant as determined by BioStar's Board.

(3) The options have a term of ten years, subject to earlier termination on certain events.

(4) The potential realizable value is calculated based on the term of the option at the date of grant (10 years). It is calculated assuming that the fair market value of BioStar common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FY-END OPTION VALUES

                                                                                              VALUE OF
                                                               NUMBER OF SECURITIES      UNEXERCISED IN-THE-
                                                              UNDERLYING UNEXERCISED      MONEY OPTIONS AT
                                                              OPTIONS AT 12/31/97(#)       12/31/97($)(1)
                                                              -----------------------    -------------------
                               SHARES ACQUIRED    VALUE(1)         EXERCISABLE /            EXERCISABLE /
            NAME                 ON EXERCISE      REALIZED         UNEXERCISABLE            UNEXERCISABLE
            ----               ---------------    --------    -----------------------    -------------------
Teresa W. Ayers..............         --             --           422,292/385,208            $19,500/$0
Lyndal K. Hesterberg.........         --             --           260,003/194,375              12,594/0
Noel T. Doheny...............         --             --           280,209/119,791                   0/0
Kim L. Stebbings.............         --             --            70,312/179,688                   0/0
Edward C. Pritchard..........         --             --                 0/200,000                   0/0

---------------

(1) Values calculated on the basis of the fair market value of the underlying securities at the exercise date minus the applicable per share exercise price.

EMPLOYMENT AGREEMENTS

     BioStar has entered into employment agreements with each of Teresa W. Ayers, President and Chief Executive Officer, Lyndal K. Hesterberg, Executive Vice President, Scientific Affairs, Noel T. Doheny, Executive Vice President, Commercial Development, Kim L. Stebbings, Vice President, National Sales and Marketing and Edward C. Pritchard, Vice President, Finance and Manufacturing and Chief Financial Officer. These agreements provide for severance payments if the employment of the individual is terminated without cause or is "Constructively Terminated" (as defined in the respective agreements). In the case of Ms. Ayers and Mr. Hesterberg, the payments would be 12 months of salary plus an additional 12 months of vesting for all stock options held by the individual at the date of termination. In the case of Mr. Doheny and Ms. Stebbings, the payments would be six months of salary plus an additional six months of vesting for all stock options held by the individual at the date of termination. In the case of Mr. Pritchard, the payments would be three months of salary plus an additional three months of vesting for all stock options held by Mr. Pritchard at the date of termination.

                         BIOSTAR PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of BioStar, common stock as of January 30, 1998 and as adjusted to give effect to the exchange of all outstanding shares of BioStar Capital Stock for shares of Cortech Common Stock pursuant to the Merger by (i) each person known by BioStar to be a beneficial owner of 5% or more of BioStar's outstanding common stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table above, (iv) entities affiliated with certain directors and (v) all directors and executive officers as a group:

                                                            PERCENTAGE OF                          PERCENTAGE OF
                                                               BIOSTAR                                CORTECH
                                                               COMMON                                 COMMON
                                        SHARES OF BIOSTAR       STOCK        SHARES OF CORTECH         STOCK
                                          COMMON STOCK       OUTSTANDING        COMMON STOCK        OUTSTANDING
                                          BENEFICIALLY        PRIOR TO       BENEFICIALLY OWNED      AFTER THE
           BENEFICIAL OWNER                 OWNED(1)          MERGER(1)     AFTER THE MERGER(1)      MERGER(1)
           ----------------             -----------------   -------------   --------------------   -------------
Kleiner Perkins Caufield & Byers VI...      5,948,827(2)        14.32%           4,205,686              8.93%
  2750 Sand Hill Road
  Menlo Park, California 94205
Mayfield VI...........................      5,916,136(3)        13.99            4,465,553              9.35
  2800 Sand Hill Road
  Menlo Park, California 94025
Marquette Venture Partners II, L.P....      4,559,173(4)        11.11            3,280,249              7.03
  620 Lake Cook Road, Suite 450
  Deerfield, Illinois 60015
Skandigen AB..........................      4,106,032            9.76            3,376,466              7.10
  Norrlandsgatan 15
  S-111 43
  Stockholm, Sweden
The Hill Partnership..................      3,979,297(5)         9.74            2,895,006              6.23
  885 Arapahoe Avenue
  Boulder, Colorado 80303
BMPI Liquidating Trust................      3,717,143            9.55            2,120,697              4.74
  c/o Colorado Venture Management Inc.
  4845 Pearl Street, Suite 300
  Boulder, Colorado 80301
Teresa W. Ayers.......................        464,781(6)         1.18              256,187(7)              *
Alexander E. Barkas, Ph.D.............        125,000(8)            *               68,900(9)              *
Thomas A. Bologna.....................         76,668(10)           *               42,259(11)             *
Marvin H. Caruthers...................        628,024(12)        1.60              477,787              1.06
John G. Hill..........................      3,979,297(5)         9.74            2,895,006              6.23
Wendell G. Van Auken..................      5,916,136(4)        13.99            4,465,553              9.35
Noel T. Doheny........................        305,208(13)           *              168,231(14)             *
Lyndal K. Hesterberg..................        388,125(15)           *              213,935(16)             *
Edward C. Pritchard...................             --              --                   --                --
Kim L. Stebbings......................         85,937(17)           *               47,368(18)             *
All current directors and executive
  officers as a group (10 persons)....     11,969,176(19)       25.95%           8,635,227(20)         17.03%

---------------

*    Less than one percent of the outstanding shares

(1) Assumes an Exchange Ratio of 0.5512 and the exercise and conversion of all convertible promissory notes and warrants. Applicable percentage of ownership is based on 38,762,961 shares of common stock on an as-converted basis outstanding as of January 30, 1998 together with applicable options, convertible promissory notes or warrants for such stockholder and 44,620,868 shares of Cortech Common Stock following the Merger. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to the community property laws, where applicable. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of January 30, 1998 are deemed to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage of ownership of such person. Options exercisable within 60 days of January 30, 1998 are not treated as outstanding for purposes of computing the percentage ownership of any person other than the person holding such options.

 (2) Includes warrants to purchase 345,948 shares of BioStar common stock and warrants to purchase 359,961 shares of BioStar Series F Preferred Stock and promissory notes convertible into 2,064,822 shares of BioStar Series F Preferred Stock convertible or exercisable within 60 days of the date of this table.

 (3) Consists of 2,010,680 shares of BioStar preferred stock, warrants to purchase 433,465 shares of BioStar common stock, warrants to purchase 267,968 shares of BioStar Series F Preferred Stock and promissory notes convertible into 2,252,404 shares of BioStar Series F Preferred Stock exercisable within 60 days of January 30, 1998 held by Mayfield VI; 95,857 shares of BioStar preferred stock, warrants to purchase 20,665 shares of BioStar common stock, warrants to purchase 12,708 shares of BioStar Series F Preferred Stock and promissory notes convertible into 107,259 shares of BioStar Series F Preferred Stock exercisable within 60 days of January 30, 1998 held by Mayfield Associates; and 289,892 shares of BioStar preferred stock, warrants to purchase 62,501 shares of BioStar common stock, warrants to purchase 38,400 shares of BioStar Series F Preferred Stock and promissory notes convertible into 324,337 shares of BioStar Series F Preferred Stock exercisable within 60 days of January 30, 1998 held by Mayfield Medical Partners. Mr. Van Auken, a director of BioStar, is a general partner of the general partner of each of Mayfield VI, Mayfield Associates, and Mayfield Medical Partners (collectively, the "Mayfield Entities"). Mr. Van Auken disclaims beneficial ownership of the shares held by the Mayfield Entities except to the extent of his pecuniary interest therein arising from his general partnership in the general partner of each of the Mayfield Entities.

 (4) Consists of 2,218,363 shares of BioStar common and BioStar preferred stock, warrants to purchase 295,252 shares of BioStar common stock, warrants to purchase 259,956 shares of BioStar Series F Preferred Stock and promissory notes convertible into 1,675,814 shares of BioStar Series F Preferred Stock exercisable within 60 days of January 30, 1998 held by Marquette Venture Partners II, L.P., and 63,384 shares of BioStar common and BioStar preferred stock, warrants to purchase 4,687 shares of BioStar common stock, warrants to purchase 8,011 shares of BioStar Series F Preferred Stock and promissory notes convertible into 33,706 shares of BioStar Series F Preferred Stock exercisable within 60 days of January 30, 1998 held by MVP II Affiliates Fund, L.P.

 (5) Consists of 1,905,160 shares of BioStar preferred stock, warrants to purchase 281,251 shares of BioStar common stock, warrants to purchase 229,568 shares of BioStar Series F Preferred Stock and promissory notes convertible into 1,563,318 shares of BioStar Series F Preferred Stock exercisable within 60 days of January 30, 1998. Hill, Carmen Ventures is the general partner of The Hill Partnership. Mr. Hill, a director of BioStar, is a general partner of Hill, Carmen Ventures. Mr. Hill disclaims beneficial ownership of the shares held by The Hill Partnership except to the extent of his pecuniary interest therein arising from his general partnership interests in Hill, Carmen Ventures.

 (6) Includes 1,865 shares held by Ms. Ayers' spouse and 462,916 shares issuable pursuant to BioStar options exercisable within 60 days of the date of this table.

 (7) Includes 255,159 shares of Cortech Common Stock issuable pursuant to options exercisable within 60 days of the date of this table.

 (8) Includes 125,000 shares issuable pursuant to BioStar options exercisable within 60 days of the date of this table.

 (9) Includes 68,900 shares of Cortech Common Stock issuable pursuant to options exercisable within 60 days of the date of this table.

(10) Includes 76,668 shares issuable pursuant to BioStar options exercisable within 60 days of the date of this table.

(11) Includes 42,259 shares of Cortech Common Stock issuable pursuant to options exercisable within 60 days of the date of this table.

(12) Includes an aggregate of 224,284 shares of BioStar common stock, warrants to purchase 57,142 shares of BioStar common stock; warrants to purchase 33,326 shares of BioStar Series F Preferred Stock and promissory notes convertible into 293,272 shares of BioStar Series F Preferred Stock held in trusts for Dr. Caruthers' two sons (the "Caruthers Entities"). Dr. Caruthers is a director of BioStar.

(13) Includes 305,208 shares issuable pursuant to BioStar options exercisable within 60 days of the date of this table.

(14) Includes 168,231 shares of Cortech Common Stock issuable pursuant to options exercisable within 60 days of the date of this table.

(15) Includes 335,003 shares issuable pursuant to BioStar options exercisable within 60 days of the date of this table.

(16) Includes 184,654 shares of Cortech Common Stock issuable pursuant to options exercisable within 60 days of the date of this table.

(17) Includes 85,937 shares issuable pursuant to BioStar options exercisable within 60 days of the date of this table.

(18) Includes 47,368 shares of Cortech Common Stock issuable pursuant to options exercisable within 60 days of the date of this table.

(19) Includes shares included pursuant to notes 3, 5, 6, 8, 10, 12, 13, 15, and 17.

(20) Includes shares included pursuant to notes 3, 5, 7, 9, 11, 14, 16, and 18.

                              CERTAIN TRANSACTIONS

     During March 1996 and April 1996, BioStar issued Convertible Subordinated Promissory Notes in the aggregate amount of $4,500,000.50 (the "1996 Notes") and warrants to purchase up to 2,571,426 shares of BioStar common stock pursuant a certain Note and Warrant Purchase Agreement, dated March 20, 1996, as amended (the "Note and Warrant Purchase Agreement"). In February 1998, the 1996 Notes were amended to provide that two days prior to the Effective Time (the "Conversion Date"), the 1996 Notes will convert automatically into shares of BioStar Series F Preferred Stock at a price per share (the "Conversion Price") equal to the lesser of (i) $0.88 or (ii) the price per share determined by multiplying the Cortech Stock Price (as defined in such amendment) by the Exchange Ratio, less 20%. On the Conversion Date, the aggregate principal and interest due on the 1996 Notes will automatically be converted into an aggregate of 18,967,212 shares of BioStar's Series F Preferred Stock and, pursuant to the Merger, converted into an aggregate of 10,454,727 shares of Cortech Common Stock assuming an Exchange Ratio of 0.5512 (based upon BioStar's capitalization as of the date of this Joint Proxy Statement/Prospectus and assuming a per share market price for Cortech Common Stock of $0.656 (the per share market price of the Cortech Common Stock as of the Reorganization Agreement) immediately prior to the Effective Time). The 1996 Notes and related warrants to purchase shares of BioStar common stock (the "1996 Warrants") were issued to the following persons or entities, who are directors, executive officers or holders of more than five percent of the outstanding shares of one of BioStar's classes of voting securities, in such amounts as set forth opposite their names. The 1996 Warrants will expire unless exercised prior to the consummation of the Merger.

                                             PRINCIPAL AMOUNT OF
                                           CONVERTIBLE SUBORDINATED    WARRANTS TO PURCHASE SHARES
           NAME OF NOTEHOLDER                  PROMISSORY NOTES          OF BIOSTAR COMMON STOCK
           ------------------              ------------------------    ---------------------------
Mayfield Entities........................        $904,105.84                     516,631
Skandigen AB.............................         730,944.00                     417,683
Kleiner Perkins Caufield & Byers VI,
  L.P....................................         605,411.32                     345,948
Marquette Entities.......................         524,892.36                     299,939
Hill Partnership III.....................         492,189.20                     281,251
Caruthers Entities.......................         100,000.00                      57,142

     In February 1997, BioStar issued an aggregate of $1,000,000 in principal amount of Subordinated Promissory Notes (the "February 1997 Notes") to the following persons or entities, who are directors, executive officers or holders of more than five percent of the outstanding shares of one of BioStar's classes of voting securities, in such amounts as set forth opposite their names:

                                                                PRINCIPAL AMOUNT OF THE
                     NAME OF NOTEHOLDER                       SUBORDINATED PROMISSORY NOTE
                     ------------------                       ----------------------------
Kleiner Perkins Caufield & Byers VI.........................          $305,940.37
Marquette Entities..........................................           227,752.99
Mayfield Entities...........................................           271,190.42
Hill Partnership III........................................           195,116.22

     The February 1997 Notes were terminated in exchange for the issuance of the June 1997 Notes (as defined below).

     On June 20, 1997, BioStar issued Subordinated Promissory Notes in the aggregate amount of $1,565,049.73 (the "June 1997 Notes") and warrants to purchase up to 1,778,465 shares BioStar's Series F Preferred Stock (the "June 1997 Warrants") to each of the following persons or entities, who are directors, executive officers or holders of more than five percent of the outstanding shares of one of BioStar's classes of voting securities, in such amounts as set forth opposite their names:

                                             PRINCIPAL SUM OF           WARRANTS TO PURCHASE SHARES
         NAME OF NOTEHOLDER            SUBORDINATED PROMISSORY NOTES    OF SERIES F PREFERRED STOCK
         ------------------            -----------------------------    ---------------------------
Skandigen AB.........................           $376,420.00                       427,750
Kleiner Perkins Caufield & Byers
  VI.................................            316,765.63                       359,961
Mayfield Entities....................            280,786.11                       319,076
Marquette Entities...................            235,811.70                       267,967
Hill Partnership III.................            202,020.13                       229,568
Caruthers Entities...................             29,326.76                        33,326

     In February 1998, the June 1997 Notes were amended to provide that upon election of the noteholder at any time prior to the Conversion Date to convert such holder's June 1997 Note, such holder will be entitled to receive shares of BioStar Series F Preferred Stock at a price per share equal to the Conversion Price. As of February 12, 1998, BioStar has received notices of election to convert an aggregate of $1,706,869 in principal and interest of the 1997 Notes into approximately 5,900,613 shares of BioStar Series F Preferred Stock and, pursuant to the Merger, converted into an aggregate of 3,252,418 shares of Cortech Common Stock, assuming an Exchange Ratio of 0.5512 (based upon BioStar's capitalization as of the date of this Joint Proxy Statement/Prospectus and assuming a per share market price for Cortech Common Stock of $0.656 (the per share market price of the Cortech Common Stock as of the date of the Reorganization Agreement) immediately prior to the Effective Time).

     In February 1998, the June 1997 Warrants were amended to provide that upon election of the warrantholder at any time prior to the Conversion Date to exercise such holder's June 1997 Warrant, such holder will be entitled to receive shares of BioStar Series F Preferred Stock at a price per share equal to the Conversion Price; provided that if the holder does not elect to convert its related June 1997 Note, the exercise price of such holder's June 1997 Warrant will be $0.88 per share. Assuming exercise of all of such June 1997 Warrants, 1,778,465 shares of BioStar's Series F Preferred Stock will be issued pursuant to such exercises and, pursuant to the Merger, converted into an aggregate of 980,289 shares of Cortech Common Stock assuming an Exchange Ratio of 0.5512 (based upon BioStar's capitalization as of the date of this Joint Proxy Statement/Prospectus and assuming a per share market price for Cortech Common Stock of $0.656 (the per share market price of the Cortech Common Stock as of the date of the Reorganization Agreement) immediately prior to the Effective
Time).

                      DESCRIPTION OF CORTECH CAPITAL STOCK

     The following description of the capital stock of Cortech and certain provisions of Cortech's Certificate of Incorporation, as amended (the "Cortech Certificate"), and Bylaws (the "Cortech Bylaws") is a summary and is qualified in its entirety by the provisions of the Cortech Certificate and the Cortech Bylaws which are filed as exhibits to the registration statement of which this Joint Proxy Statement/Prospectus forms a part.

AUTHORIZED CAPITAL STOCK

     Cortech's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.002 per share (the "Cortech Common Stock"), and 2,000,000 shares of Preferred Stock, par value $.002 per share (the "Cortech Preferred Stock").

CORTECH COMMON STOCK

     The holders of Cortech Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Cortech Common Stock are entitled to receive ratably such dividends as may be declared by the Cortech Board out of funds legally available therefor. Upon the dissolution or liquidation of Cortech, whether voluntary or involuntary, holders of Cortech Common Stock are entitled to receive ratably all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock.

     As of January 30, 1998, 18,523,918 shares of Cortech Common Stock were issued and outstanding and no shares were held in Cortech's treasury. As of the same date, Cortech had approximately 559 stockholders of record.

CORTECH PREFERRED STOCK

     The Cortech Board has the authority, without further vote or action by the stockholders, to issue up to 1,500,000 shares of Cortech Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any additional series of Cortech Preferred Stock or the designation of such series. The issuance of Cortech Preferred Stock could adversely affect the voting power of holders of Cortech Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Cortech. This could have an adverse impact on Cortech's Common Stock price.

     As of January 31, 1998, there were no shares of Cortech Preferred Stock outstanding. Cortech has no present plans to issue any shares of Cortech Preferred Stock.

     The Cortech Board has designated five hundred thousand (500,000) shares of Cortech Preferred Stock Series A Junior Participating Preferred Stock, $.002 par value per share (the "Junior Preferred Stock"). Holders of Junior Preferred Stock are entitled to (i) certain dividends in preference to holders of Cortech Common Stock and subject to the rights of holders of any shares or series of Cortech Preferred Stock, (ii) 100 votes for each share held of record on all matters submitted to a vote of the stockholders and will vote together with the holders of Cortech Common Stock and (iii) in the event of a liquidation, dissolution or winding up of Cortech, $100 per share plus an amount equal to all accrued and unpaid dividends. Holders of Junior Preferred Stock possess no redemption rights. See "-- Certain Anti-Takeover Provisions".

     As of January 31, 1998, there were no shares of Junior Preferred Stock outstanding.

CORTECH OPTIONS

     As of January 30, 1998, there were options outstanding to purchase an aggregate of 2,148,261 shares of Cortech Common Stock at exercise prices ranging from $0.59 to $8.75 per share with a weighted average exercise price of $2.16 per share. The options contain provisions for the adjustment of exercise prices in certain events, including sales of Cortech Common Stock at less than the exercise price, stock dividends, stock splits, reorganizations, reclassifications or mergers. See "Cortech Management and Executive Compensation".

WARRANTS

     As of January 30, 1998, there were warrants outstanding to purchase an aggregate of 354,844 shares of Cortech Common Stock all with an exercise price of $10.00 per share. The warrants contain provisions for the adjustment of exercise prices in certain events, including sales of Cortech Common Stock at less than the exercise price, stock dividends, stock splits, reorganizations, reclassifications or mergers. These warrant holders are entitled to certain registration rights with respect to Cortech Common Stock issued upon exercise of the warrants held by them. See "-- Registration Rights".

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Cortech Certificate and the Cortech Bylaws contain certain provisions which may have an effect of delaying, deferring or preventing a change of control of Cortech. The Cortech Certificate provides that the Cortech Board shall consist of three classes of directors, each serving for a three-year term ending in successive years. Each class consists of three directors. This provision may make it more difficult to effect a takeover of Cortech because it would generally take two annual meetings of stockholders for an acquiring party to elect a majority of the Cortech Board. As a result, a classified board of directors may discourage proxy contests for the election of directors or purchases of a substantial block of stock because it could operate to prevent obtaining control of the Cortech Board in a relatively short period of time. In addition, Cortech directors may only be removed by stockholders for cause.

     The Cortech Certificate provides that actions requiring stockholder approval may be approved only at a duly convened stockholders' meeting. In addition, the Cortech Bylaws provide that special meetings of stockholders may be called only by the president, by the Cortech Board or by the president or secretary at the written request of stockholders owning a majority of the outstanding capital stock entitled to vote. Also, the Cortech Bylaws require that stockholders wishing to present business for consideration at the annual stockholders' meeting provide the Company with timely prior notice of the business to be presented.

     Cortech is subject to Section 203 of the Delaware General Corporation Law which imposes restrictions on business combinations (as defined therein) with interested persons (defined as any person who acquires 15 percent or more of Cortech's outstanding voting stock). In general Cortech is prohibited from engaging in business combinations with an interested person for a period of three years from the date a person becomes an interested person, subject to certain exceptions. By restricting the ability of Cortech to engage in business combinations with an interested person, the application of Section 203 to Cortech may provide a barrier to hostile or unsolicited takeovers.

STOCKHOLDER RIGHTS PLAN

     The Cortech Board has adopted a stockholders rights plan (the "Rights Plan") which provides for the distribution of one preferred share purchase right as a dividend for each outstanding share of Cortech Common Stock as of June 26, 1995 and the issuance of one such purchase right in connection with issuances of Cortech Common Stock after June 26, 1995. Each Right entitles its holder to purchase one one-hundredth of a share of Junior Preferred Stock for $20.00, subject to adjustment pursuant to the Rights Plan. All purchase rights expire on June 12, 2005. Generally, a Right may be exercised 10 days after any person or group of affiliated or associated persons acquire beneficial ownership of 15% or more of the outstanding shares of Cortech Common Stock or 10 business days after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Cortech Common Stock unless such offer or acquisition is made with approval of the Cortech Board. The Cortech Board has determined that neither the Merger, the Reorganization Agreement nor the arrangements contemplated thereby will cause any purchase rights to become exercisable under the Rights Plan. Although such an event is not anticipated, the Cortech

Board has not taken any action to prevent any former BioStar stockholder from triggering the exercisability of such rights through any post-Merger accumulation of Cortech Common Stock (including, without limitation, shares issued pursuant to the Merger).

REGISTRATION RIGHTS

     In connection with the CDC Offering, each CDC Investor is entitled to certain piggyback registration rights with respect to the shares of Cortech Common Stock which such CDC Investor holds or may acquire on exercise of the warrants received in the CDC Offering or the Cortech Common Stock which may be used by Cortech to exercise its option to repurchase the CDC shares, subject to the terms and conditions of the Subscription Agreement. Pursuant to the Subscription Agreement, whenever Cortech proposes to register any of its securities under the Securities Act, with certain exceptions, the holders of shares as to which there are piggyback rights are entitled, subject to certain restrictions, to include their shares in such registration. Cortech is required to bear the expenses of the registration of the CDC Investors' registrable securities; provided, however, that such CDC Investors will bear their pro rata share of all underwriting discounts and commissions incurred.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

     In connection with the Merger, the BioStar stockholders will be converting their shares of BioStar Capital Stock into shares of Cortech Common Stock. Both Cortech and BioStar are Delaware corporations, but the Cortech Certificate and the Cortech Bylaws differ from the BioStar Certificate and the BioStar Bylaws in several significant respects. Because of the differences in the charter documents of Cortech and BioStar, the rights of a holder of Cortech Common Stock differ from the rights of a holder of BioStar common stock.

     Below is a summary of some of the important differences between the charter documents of Cortech and BioStar. It is not practical to summarize all of such differences in this Joint Proxy Statement/Prospectus, but some of the principal differences which could materially affect the rights of stockholders include the following:

CLASS VOTES

     The DCGL does not require separate class votes of all voting classes in order to approve charter amendments generally. However, Section 242 of the DCGL does provide that each class of stock, even a nonvoting class of stock, shall vote on charter amendments that increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of such class or adversely affect the rights of holders of shares of such class.

     The Cortech Certificate provides for additional class voting for its Series A Junior Participating Preferred Stock. Cortech may not amend the Cortech Certificate in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect such shares adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Series A Junior Participating Preferred Stock, voting together as a single class. The Cortech Certificate does not provide for any additional class voting other than for the Series A Junior Participating Preferred Stock.

     The BioStar Certificate provides that BioStar shall not, without first obtaining the approval of the holders of at least a majority of the then-outstanding shares of BioStar's Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock, voting together as a single class: (i) sell, convey, or otherwise dispose of or encumber all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly owned subsidiary corporation) or effect any transaction or series of related transactions in which more than 50% of the voting power of BioStar is disposed of; (ii) alter or change the rights, preferences or privileges of the shares of Series A, Series B, Series C, Series D, Series E or Series F Preferred Stock so as to adversely affect the shares; or (iii) create any new class or series of stock or any other securities convertible into equity securities of BioStar having a preference over, or being on a parity with, the Series A, Series B, Series C, Series D, Series E or Series F Preferred Stock with respect to voting, dividends, or upon liquidation.

CLASSIFIED BOARD OF DIRECTORS

     A classified board is one on which a certain number, but not all, of the directors are elected on a rotating basis each year. The DGCL permits, but does not require, a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. Unlike the BioStar charter documents which provide that directors shall be elected at each annual stockholders' meeting for a term of one year, the Cortech charter documents provide for a classified board of directors, with only one class out of three being elected each year.

REMOVAL OF DIRECTORS

     Under the DGCL, if a corporation has a classified board, the stockholders may remove a director only for cause, unless the certificate of incorporation provides otherwise. The Cortech Certificate does not provide otherwise; therefore, any and all directors may only be removed with cause by a majority vote of the stockholders entitled to vote. By contrast, the BioStar Certificate provides that a majority vote of the stockholders entitled to vote may remove a director with or without cause.

LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102 of the DGCL allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102 of the DGCL does not, however, permit a corporation to limit or eliminate the personal liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) intentional or negligent payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.

     Both the Cortech Certificate and the BioStar Certificate provide for limitations on the personal liability of directors to the extent permitted by the DGCL.

     Cortech and BioStar provide for similar indemnification of directors, officers and employees. Both companies' bylaws provide that the company shall, to the maximum extent and in the manner permitted by the law, indemnify each of its directors, officers and employees against expenses (including attorney's fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

     Under Section 145 of the DGCL, other than an action brought by or in the right of the corporation, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. In actions brought by or in the right of the corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred and is permitted only if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. To the extent that the proposed indemnitee has been successful in defense of any action, suit or proceeding, he must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action.

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

     Under the DGCL, a corporation's certificate of incorporation can be amended by the affirmative vote of the board of directors and approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, unless the certificate of incorporation requires the vote of a larger portion of the shares. The Cortech Certificate requires approval only by a majority of the outstanding shares entitled to vote. By contrast, the BioStar Certificate provides that holders of BioStar preferred stock have a right to a separate class vote, in addition to the vote of BioStar stockholders as a whole, with respect to certain amendments to the BioStar Certificate which would affect the rights and privileges of the holders of BioStar preferred stock.

POWER TO CALL SPECIAL STOCKHOLDERS' MEETING; ACTION BY CONSENT

     Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation's certificate of incorporation or Bylaws. The Cortech Bylaws provide that special meetings of stockholders may be called only by the President, the Secretary, the Cortech Board or, at the written request of stockholders owning a majority of outstanding shares of Cortech Common Stock. The Cortech Certificate provides that any action taken by stockholders must be effected at an annual or special meeting and may not be effected by written consent without a meeting. The BioStar bylaws provide that special meetings of stockholders may be called by the President and shall be called by the President or Secretary of BioStar upon written request of either a majority of the BioStar Board or holders of a majority in interest in the BioStar Capital Stock outstanding. The BioStar bylaws allow stockholders to take action by written consent without a meeting.

INSPECTION OF STOCKHOLDERS' LIST

     The DGCL allows any stockholder to inspect the stockholders' list for a purpose reasonably related to such person's interest as a stockholder.

DIVIDENDS AND REPURCHASES OF SHARES

     The DGCL permits a corporation, unless otherwise restricted by its certificate of incorporation, to declare and pay dividends out of its surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or for the preceding fiscal year as long as the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Neither the Cortech Certificate nor the BioStar Certificate contains any such restrictions on the corporation's ability to declare and pay dividends. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. The ability of a Delaware corporation to pay dividends on, or to make repurchases or redemptions of, its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, regardless of their historical book value.

AMENDMENT OF BYLAWS

     Section 109 of the DGCL provides that the stockholders entitled to vote have the power to adopt, amend or repeal bylaws and that a corporation may confer, in its certificate of incorporation, such powers on the board of directors. In addition to the stockholders' rights pursuant to Section 109, both the Cortech Certificate and the BioStar Certificate provide that the corporation's board of directors may make, alter or repeal its respective bylaws.

APPROVAL OF CERTAIN CORPORATE TRANSACTIONS

     Under the DGCL, any merger, consolidation or sale, lease or exchange of all or substantially all of the assets (an "Extraordinary Event") must be approved by the board of directors and by the affirmative vote of a majority of the outstanding shares entitled to vote. The Cortech Certificate does not provide for any additional vote that would be required to approve such a transaction. The BioStar Certificate provides that in addition to an affirmative vote of a majority of the outstanding shares of capital stock entitled to vote, approval of a majority of the then outstanding shares of BioStar preferred stock, voting as a separate class, is required with respect to an Extraordinary Event.

CERTAIN BUSINESS COMBINATIONS

     Section 203 of the DGCL prohibits a corporation from engaging in any business combination with an interested stockholder (defined as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated with, affiliated with or controlling or controlled by such entity or person) for a period of three years after the time that the stockholder became an interested stockholder unless (i) prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction pursuant to which the person became an interested stockholder, such stockholder owned 85% or more of the outstanding voting stock at the time the transaction commenced (excluding shares owned by directors and officers and shares owned by employee stock option plans in which the participants cannot determine confidentially whether or not the shares would be tendered in response to a tender or an exchange offer) or (iii) at or subsequent to the time of the transaction, the business combination is approved by the corporation's board of directors and by a vote at a meeting (and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Section 203 only applies to Delaware corporations that have a class of voting stock (i) listed on a national securities exchange, (ii) authorized for quotation by the Nasdaq Stock Market, Inc. or (iii) held of record by more than 2,000 stockholders. A Delaware corporation may elect in its original certificate of incorporation, or by amending its certificate of incorporation or bylaws, not to be governed by Section 203. Any such amendment must be approved by the stockholders and may not be further amended by the board of directors.

     Since Cortech is authorized for quotation by the Nasdaq Stock Market, Inc., Cortech is subject to the antitakeover provisions of Section 203 of the DGCL.
Section 203 does not currently apply to BioStar since BioStar does not meet any of the criteria set forth above. Cortech has not elected to be excluded from being governed by Section 203.

APPRAISAL RIGHTS

     Under the DGCL, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in an amount equal to the "fair value" of the shares held by such stockholder (as determined by the Delaware Court of Chancery) in lieu of the consideration such stockholder may otherwise receive in the transaction.

     Under the DGCL, appraisal rights are not available to: (i) stockholders with respect to a merger or consolidation by a corporation, the shares of which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders if such stockholders receive only (a) shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders and (b) cash in lieu of fractional shares; or (ii) stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because, among other things, the number of shares to be issued in the merger does not exceed twenty percent (20%) of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

     APPRAISAL RIGHTS ARE AVAILABLE TO STOCKHOLDERS OF BIOSTAR WITH RESPECT TO THE MERGER. SEE "APPROVAL OF THE MERGER AND RELATED TRANSACTIONS -- RIGHTS OF DISSENTING STOCKHOLDERS".

DISSOLUTION

     Under the DGCL, a dissolution must be initiated by the board of directors and approved by the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon.

REGISTRATION RIGHTS

     Pursuant to BioStar's Investors' Rights Agreement, holders of BioStar Registrable Securities currently have registration rights. The Investors' Rights Agreement provides that the holders of Registrable Securities (as defined therein) may (i) demand that the combined company effect two registrations (subject to certain restrictions and limitations, including limitations as to the number of shares which must request registration); (ii) include their shares with any registration effected by the combined company (subject to certain restrictions and limitations); and (iii) request that the combine company effect an unlimited number of registrations pursuant to a Registration Statement on Form S-3 (subject to certain restrictions and limitations).

     Upon the consummation of the Merger, Cortech will assume BioStar's obligations under the Investors' Rights Agreement. Pursuant to the terms of the Reorganization Agreement, the Investors' Rights Agreement will be restated to provide that the holders of Registrable Securities may not request registration until the earlier of (i) ninety (90) days after the effective date of a registration statement for the first public offering of securities by the combined company after the Effective Time of the Merger and
(ii) the first anniversary of the Effective Time of the Merger. In addition, the Investors' Rights Agreement will provide that holders may not include their Registrable Securities in a company-initiated registration until the earlier of
(i) ninety (90) days after the effective date of a registration statement for the first public offering of securities of Cortech following the Effective Time of the Merger and (ii) the first anniversary of the Effective Time of the Merger.

                             STOCKHOLDER PROPOSALS

     Proposals of stockholders of Cortech which are intended to be presented by such stockholders at Cortech's 1998 annual meeting of stockholders were to have been received by the Secretary of Cortech no later than December 17, 1997 in order to be included in the proxy statement and form of proxy relating to that meeting.

                                    EXPERTS

     The financial statements of Cortech, Inc. in the Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of BioStar, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in this Joint Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for Cortech by Pillsbury Madison & Sutro LLP, San Diego, California.

     Certain legal matters in connection with the Merger will be passed upon for BioStar by Cooley Godward LLP ("Cooley"), Boulder, Colorado. Cooley owns an aggregate of approximately 25,343 shares of BioStar Capital Stock and $7,258.36 in principal amount of promissory notes which will be converted into approximately 16,344 shares of BioStar Series F Preferred Stock two days prior to Effective Time, based upon the assumptions set forth in the Unaudited Pro Forma Financial Statements. See "Unaudited Pro Forma Financial Information."

               REPRESENTATIVES OF INDEPENDENT PUBLIC ACCOUNTANTS

     Representatives of Arthur Andersen LLP and Ernst & Young LLP, respectively, expect to be present at the Cortech Special Meeting and the BioStar Special Meeting. While such representatives have stated that they do not plan to make a statement at such meetings, they will be available to respond to appropriate questions from stockholders in attendance.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CORTECH, INC.
Report of Independent Public Accountants....................  F-2
Balance Sheets as of December 31, 1997 and 1996.............  F-3
Statements of Operations for the Years Ended December 31,
  1997, 1996 and 1995.......................................  F-4
Statements of Stockholders' Equity for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-5
Statements of Cash Flows for the Years Ended December 31,
  1997, 1996 and 1995.......................................  F-6
Notes to Financial Statements...............................  F-7
BIOSTAR, INC.
Report of Independent Auditors..............................  F-17
Balance Sheets as of December 31, 1997 and 1996.............  F-18
Statements of Operations for the Years Ended December 31,
  1997, 1996 and 1995.......................................  F-19
Statements of Stockholders' Equity (Deficit) for the Years
  Ended December 31, 1997, 1996 and 1995....................  F-20
Statements of Cash Flows for the Years Ended December 31,
  1997, 1996 and 1995.......................................  F-21
Notes to Financial Statements...............................  F-23

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Cortech, Inc.:

     We have audited the accompanying balance sheets of CORTECH, INC. (a Delaware corporation), as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     During the fourth quarter of 1997, the Company terminated its on-site research and development activities. The Company has retained certain personnel who are engaged primarily in efforts to realize appropriate value from the Company's tangible and intangible assets (Note 1).

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cortech, Inc., as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Denver, Colorado,
February 12, 1998.

                                 CORTECH, INC.

                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1997        1996
                                                                --------    --------
CURRENT ASSETS:
  Cash and cash equivalents (Note 2)........................    $ 11,562    $  7,792
  Short-term investments (Note 2)...........................       3,841      13,186
  Prepaid expenses and other................................         308         845
                                                                --------    --------
          Total current assets..............................      15,711      21,823
                                                                --------    --------
PROPERTY AND EQUIPMENT, at cost (Note 2):
  Laboratory and pilot production equipment.................          --       7,101
  Leasehold improvements....................................       8,026       8,026
  Office furniture and equipment............................       2,300       2,483
                                                                --------    --------
                                                                  10,326      17,610
  Less -- Accumulated depreciation and amortization.........      (9,592)    (13,950)
                                                                --------    --------
                                                                     734       3,660
                                                                --------    --------
          Total Assets......................................    $ 16,445    $ 25,483
                                                                ========    ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................    $    600    $    680
  Accrued liabilities.......................................         162         206
  Accrued vacation and other compensation...................         264         185
  Unearned income...........................................          --       1,323
  Advances from corporate partner...........................          36         964
                                                                --------    --------
          Total current liabilities.........................       1,062       3,358
                                                                --------    --------
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)
STOCKHOLDERS' EQUITY (Notes 3 and 4):
  Preferred stock, $.002 par value, 2,000,000 shares
     authorized, none issued................................          --          --
  Common stock, $.002 par value, 50,000,000 shares
     authorized, 18,523,918 and 18,518,079 shares issued and
     outstanding, respectively..............................          37          37
  Warrants..................................................       1,077       2,330
  Additional paid-in capital................................      98,909      97,659
  Deferred compensation.....................................          (1)        (40)
  Accumulated deficit.......................................     (84,639)    (77,861)
                                                                --------    --------
          Total stockholders' equity........................      15,383      22,125
                                                                --------    --------
          Total Liabilities and Stockholders' Equity........    $ 16,445    $ 25,483
                                                                ========    ========

  The accompanying notes to financial statements are an integral part of these statements.

                                 CORTECH, INC.

                            STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
REVENUES:
  Sponsored research and development:
     Ono...............................................  $    2,798    $    3,500    $    2,677
     SB................................................         653         2,550            --
     Related parties (Note 3)..........................          --         1,372         1,463
  Technology license revenue (Note 3)..................          --            --         1,000
                                                         ----------    ----------    ----------
          Total revenues...............................       3,451         7,422         5,140
                                                         ----------    ----------    ----------
EXPENSES:
  Research and development (Notes 2 and 7).............       7,552        11,339        18,551
  General and administrative...........................       3,616         3,614         4,695
                                                         ----------    ----------    ----------
          Total expenses...............................      11,168        14,953        23,246
                                                         ----------    ----------    ----------
          Operating loss...............................      (7,717)       (7,531)      (18,106)
                                                         ----------    ----------    ----------
Interest income........................................         939         1,192         1,685
                                                         ----------    ----------    ----------
NET LOSS...............................................  $   (6,778)   $   (6,339)   $  (16,421)
                                                         ==========    ==========    ==========
  Basic net loss per share (Note 2)....................  $    (0.37)   $    (0.35)   $    (0.92)
                                                         ==========    ==========    ==========
  Weighted average common shares outstanding (Note
     2)................................................  18,521,758    18,224,818    17,753,626
                                                         ==========    ==========    ==========

  The accompanying notes to financial statements are an integral part of these statements.

                                 CORTECH, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                              COMMON STOCK                  ADDITIONAL
                                           -------------------               PAID-IN       DEFERRED     ACCUMULATED
                                             SHARES     AMOUNT   WARRANTS    CAPITAL     COMPENSATION     DEFICIT
                                           ----------   ------   --------   ----------   ------------   -----------
BALANCES, December 31, 1994..............  17,725,504    $35      $3,407     $94,925        $(193)       $(55,101)
  Reversal of deferred compensation in
    connection with resignation of two
    directors............................          --     --          --         (13)          13              --
  Exercise of common stock options for
    cash at $1.75 to $2.60 per share.....      41,454     --          --          74           --              --
  Amortization of deferred
    compensation.........................          --     --          --          --           83              --
  Issuance of common stock to consultant
    for services valued at $2.59 per
    share................................       9,638     --          --          25           --              --
  Issuance of common stock at $1.91 to
    $2.31 per share pursuant to employee
    stock purchase plan..................      46,860      1          --          89           --              --
  Compensation expense related to common
    stock option issuances...............          --     --          --          53           --              --
  Net loss...............................          --     --          --          --           --         (16,421)
                                           ----------    ---      ------     -------        -----        --------
BALANCES, December 31, 1995..............  17,823,456     36       3,407      95,153          (97)        (71,522)
  Exercise of common stock options for
    cash at $1.75 to $2.875 per share....     474,033      1          --         828           --              --
  Amortization of deferred
    compensation.........................          --     --          --          --           57              --
  Issuance of common stock at $1.33,
    $1.91, $2.55 and $2.18 per share
    pursuant to employee stock purchase
    plan.................................      20,590     --          --          37           --              --
  Issuance of common stock options in
    exchange for termination of royalty
    obligation valued at $1.00 per
    share................................          --     --          --          78           --              --
  Issuance of common stock in exchange
    for termination of right of first
    offer valued at $2.44 per share......     200,000     --          --         486           --              --
  Expiration of certain CDC warrants.....          --     --      (1,077)      1,077           --              --
  Net loss...............................          --     --          --          --           --          (6,339)
                                           ----------    ---      ------     -------        -----        --------
BALANCES, December 31, 1996..............  18,518,079     37       2,330      97,659          (40)        (77,861)
  Reversal of deferred compensation in
    connection with resignation of a
    director and other...................          --     --          --          (7)           3              --
  Amortization of deferred
    compensation.........................          --     --          --          --           36              --
  Issuance of common stock at $0.66 per
    share pursuant to employee stock
    purchase plan........................       5,839     --          --           4           --              --
  Contribution of certain warrants.......          --     --        (175)        175           --              --
  Expiration of certain CDC warrants.....          --     --      (1,078)      1,078           --              --
  Net loss...............................          --     --          --          --           --          (6,778)
                                           ----------    ---      ------     -------        -----        --------
BALANCES, December 31, 1997..............  18,523,918    $37      $1,077     $98,909        $  (1)       $(84,639)
                                           ==========    ===      ======     =======        =====        ========

  The accompanying notes to financial statements are an integral part of these statements.

                                 CORTECH, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1996        1995
                                                              --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (6,778)   $ (6,339)   $(16,421)
     Adjustments to reconcile net loss to net cash used in
       operating activities:
     Depreciation and amortization..........................     1,545       2,093       4,344
     Issuance of stock in exchange for termination of right
       of first offer.......................................        --         486          --
     Issuance of common stock for services..................        --          --          25
     Loss on disposition of equipment.......................       530          14          52
     Research and compensation expense related to grant of
       options, including amortization of deferred
       compensation.........................................        32         137         149
     Decrease (increase) in prepaid expenses and other......       537        (435)         (6)
     (Increase) decrease in accounts payable................       (80)         75      (1,387)
     (Decrease) increase in advances from corporate
       partner..............................................      (928)        964          --
     Increase (decrease) in accrued liabilities, accrued
       vacation and other compensation......................        35         (97)        (13)
     (Decrease) increase in unearned income.................    (1,323)        750         573
                                                              --------    --------    --------
          Net cash used in operating activities.............    (6,430)     (2,352)    (12,684)
                                                              --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................       (39)       (690)       (601)
  Proceeds from sales of property and equipment.............       890           7          --
  Purchases of short-term investments.......................   (15,505)    (18,587)    (34,477)
  Sales of short-term investments...........................    24,850      22,354      41,465
                                                              --------    --------    --------
          Net cash provided by investing activities.........    10,196       3,084       6,387
                                                              --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock....................         4          37          90
  Proceeds from exercise of common stock options............        --         829          74
                                                              --------    --------    --------
          Net cash provided by financing activities.........         4         866         164
                                                              --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     3,770       1,598      (6,133)
CASH AND CASH EQUIVALENTS, beginning of period..............     7,792       6,194      12,327
                                                              --------    --------    --------
CASH AND CASH EQUIVALENTS, end of period....................  $ 11,562    $  7,792    $  6,194
                                                              ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
  Contribution of 562,576 warrants to the Company...........  $    175    $     --    $     --
                                                              ========    ========    ========

  The accompanying notes to financial statements are an integral part of these statements.

                                 CORTECH, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

(1) ORGANIZATION

     Cortech, Inc. ("Cortech" or the "Company") is a biopharmaceutical company whose principal focus has been the discovery and development of novel therapeutics for the treatment of inflammatory disorders. The Company has directed its research and development efforts towards protease inhibitors and bradykinin antagonists. Due to the termination of the Company's collaborative agreements and the resulting corporate downsizings, the Company no longer has the scientific staff that would be required to continue its research and development activities on-site. Such on-site research and development activities were terminated in late 1997. However, Cortech has retained a core staff of professionals who are engaged primarily in ongoing efforts to realize appropriate value out of Cortech's tangible and intangible assets. Cortech is also decommissioning its laboratories, has sold most of its scientific and technical equipment and, unless the merger discussed below is implemented and BioStar, Inc. ("BioStar") elects to retain such assets, plans to sell most of its office furniture and equipment, and, where possible, its leasehold improvements.

     The Company announced in December 1997, that a definitive merger agreement was signed with BioStar, Inc. ("BioStar") of Boulder, Colorado. BioStar develops, manufactures and markets point-of-care diagnostic tests using its proprietary, highly-sensitive, thin film technologies. BioStar's current products employ its Optical Immuno Assay (OIA(R)) technology, a thin film, platform technology developed for the rapid detection of a variety of medical conditions. Under the agreement, and pursuant to the merger transaction contemplated thereby (the "Merger"), Cortech would issue up to 28,500,000 shares of its common stock to BioStar's stockholders in exchange for all of the equity interests in BioStar and BioStar would become a wholly-owned subsidiary of the Company. The relative ownership of the merged entity would be held approximately 40% by Cortech shareholders and approximately 60% by BioStar shareholders (assuming the exercise in full of all options and warrants to be assumed by Cortech in connection with the Merger). Accordingly, the Merger would be accounted for as a reverse acquisition. The transaction, which is subject to approval by the stockholders of both companies as well as other closing conditions, is anticipated to be completed in the second quarter of 1998.

(2) SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash, Cash Equivalents and Short-term Investments

     For purposes of the statements of cash flows, the Company generally considers all highly liquid debt instruments with an original maturity of less than three months to be cash equivalents. Cash equivalents consist of government obligations or investments collateralized by government obligations. Short-term investments are carried at cost plus accrued interest, which approximates market value, and consist entirely of United States government obligations.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's short-term investments are classified as available-for-sale. These securities mature on various dates through February 1998. At December 31, 1997, these securities had an amortized cost of $3.8 million, which approximated fair market value.

                                 CORTECH, INC.

  Property and Equipment

     Depreciation of property and equipment is provided on the straight-line method over estimated useful lives of three to seven years. Amortization of leasehold improvements is provided on the straight-line method over the expected lease terms, which currently do not exceed two years.

     Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition recognized in income.

     The Company's policy is to depreciate its property and equipment over its remaining useful life and to evaluate the remaining life and recoverability of such property and equipment in light of current conditions. During 1997, the Company recorded a restructuring charge of approximately $1.7 million, which included a $580,000 permanent impairment of the value of the Company's scientific and office equipment. The Company sold the majority of its scientific and office equipment to an unrelated third party during the fourth quarter. The restructuring charge is included in research and development expense ($1.4 million) and general and administrative expense ($349,000) in the accompanying statements of operations.

  Research and Development Expenses

     Costs incurred in connection with research and development activities are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various entities that perform certain research on behalf of the Company. As discussed in Note 1, on-site research and development activities were terminated by the Company in the fourth quarter of 1997.

  Sponsored Research and Development Revenue

     The Company recognizes revenue from sponsored research and development as research activities are performed or as development milestones are completed under the terms of the research and development agreements. Costs incurred in connection with the performance of sponsored research and development are expensed as incurred and were approximately $2,882,000, $8,258,000, and $4,140,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Such costs are included in research and development expense in the accompanying statements of operations.

  Basic Net Loss Per Share

     Basic net loss per share is computed using the weighted average number of shares of common stock outstanding during the period.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which the Company is required to adopt for the year ended December 31, 1997. SFAS No. 128 requires restatement of amounts previously reported as net loss per share. Application of SFAS No. 128 did not have an impact on previously reported net loss per share amounts.

  Income Taxes

     The Company follows the provisions of SFAS No. 109 "Accounting for Income Taxes" which requires the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements and tax returns. However, if it is more likely than not that some portion or all of the net deferred tax assets will not be realized, a valuation allowance is established and the tax benefit is not recognized in the statements of operations.

                                 CORTECH, INC.

(3) SPONSORED RESEARCH AND DEVELOPMENT

  Ono Pharmaceutical Co., Ltd. ("Ono")

     In March 1995, Cortech entered into a research agreement with Ono to develop an orally active human neutrophil elastase inhibitor using Cortech's protease inhibitor research capabilities. Upon entering into the agreement, Ono paid the Company $500,000 for research previously conducted by the Company. Under the agreement as amended in 1996, Ono paid $4.3 million in 1996 and an additional $1.5 million was paid in March 1997 for work that was performed in the second and third quarters of 1997. Under the terms of the agreement, as amended in April, 1997, Ono has assumed all responsibilities for research activities during the final six months of the collaborative project, which will terminate on March 14, 1998. As a result of this reallocation of responsibilities, Ono is no longer required to pay the Company the last scheduled $1.5 million in research funding previously provided for under the agreement to offset certain costs that the Company would otherwise have incurred under the agreement. Cortech expects no further payments from Ono under the agreement.

     Under the terms of the agreement, Ono will have an exclusive, royalty-free license to make, use and sell a resulting product in Japan, Korea, Taiwan and China. Cortech has retained all other rights.

  Hoechst Marion Roussel, Inc.("HMRI")

     The Company had an agreement with HMRI whereby HMRI funded certain research and development being conducted by the Company. In December 1996, HMRI terminated the agreement and returned all rights to Cortech. No further funding was provided by HMRI in 1997 and none will be provided in the future.

     HMRI accounted for $1,372,000 and $1,463,000 of the Company's sponsored research and development revenues for the years ended December 31, 1996, and 1995, respectively.

     In return for providing this research funding, the Company granted HMRI warrants to purchase common stock of the Company (Note 4). The Company records any cash received in connection with the issuance of the warrants as a component of equity in the accompanying financial statements. In October 1997, HMRI sold the warrants to an unrelated third party who subsequently contributed them to the capital of the Company. Also during October 1997, HMRI sold all Cortech common stock held by HMRI to the same unrelated third party.

     In August 1996, the Company issued 200,000 shares of unregistered common stock to HMRI to purchase the "right of first offer" it had previously granted to HMRI. The right of first offer, granted as part of a transaction between the parties entered into in February 1988, had covered all new technologies developed by the Company.

  SmithKline Beecham("SB")

     In November 1995, Cortech entered into a worldwide product development and license agreement with SB for the development of Bradycor. In March 1997, SB and the Company agreed to terminate their collaboration when a Phase II trial of Bradycor in patients with traumatic brain injury failed to demonstrate a statistically significant effect of the compound on intracranial pressure, the primary endpoint of the trial. SB made a one-time payment to Cortech of $1.0 million for an exclusive license to Bradycor in 1995, and paid Cortech $4.0 million during 1996. No payments were received in 1997 and Cortech expects no further payments from SB under the agreement.

                                 CORTECH, INC.

(4) STOCKHOLDERS' EQUITY

  Preferred Stock

     The Company is authorized to issue 2,000,000 shares of $.002 par value preferred stock which may be issued with various terms in one or more series, as the Board of Directors may determine.

     On June 2, 1995, the Company's Board of Directors approved the adoption of a Preferred Share Rights plan under which stockholders received one Right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Junior Preferred Stock") for each outstanding share of Cortech common stock of record held at the close of business on June 26, 1995. The rights were distributed as a non-taxable dividend and will expire in June 2005. The rights would separate from shares of Cortech common stock and become exercisable at $20.00 each, subject to future adjustment, only if a person or group acquires 15 percent or more of the Cortech common stock. Cortech's Board of Directors may terminate the plan or redeem the rights, at a nominal redemption price, prior to the time a person acquires more than 15 percent of the Cortech common stock. The Company has designated 500,000 shares of its Preferred Stock as Junior Preferred Stock.

  Stock Option Plans

     In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments based on a fair-value method of accounting.

     Companies that do not choose to adopt the new expense recognition rules of SFAS No. 123 will continue to apply the existing rules contained in Accounting Principles Board ("APB") Opinion No. 25, but will be required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123, if material. APB No. 25 requires no recognition of compensation expense for most of the stock-based employee compensation arrangements provided by the Company, namely, broad-based employee stock option grants and stock purchase plans where the exercise price is equal to the market price at the date of grant.

     The Company adopted the disclosure provisions of SFAS No. 123 for the years ended December 31, 1997, 1996 and 1995. The Company will continue to follow the accounting provisions of APB No. 25 for stock-based compensation and will furnish the pro forma disclosures required under SFAS No. 123.

     At December 31, 1997, the Company has four stock option plans, which are described below. The Company applies APB No. 25 and related Interpretations in accounting for its plans. Had compensation cost for the Company's four stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                             1997           1996            1995
                                           ---------      ---------      ----------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Basic net loss -- as reported............    $(6,778)       $(6,339)       $(16,421)
Basic net loss -- pro forma..............    $(7,577)       $(7,005)       $(16,887)
Basic loss per share -- as reported......    $ (0.37)       $ (0.35)       $  (0.92)
Basic loss per share -- pro forma........    $ (0.41)       $ (0.38)       $  (0.95)

     The Company's 1986 Stock Option Plan ("1986 Plan") authorizes the grant of stock options to officers and employees of the Company to purchase an aggregate of 1,500,000 shares of common stock. Although 407,100 shares were available under the 1986 Plan as of December 19, 1997, on such date the Board of

                                 CORTECH, INC.

Directors effectively suspended future grants of options under the 1986 Plan to the extent that any such grant would increase the shares subject to outstanding grants above the figure as of such date. Such suspension shall remain in effect pending the proposed Merger and other actions to be considered for approval by the Company's stockholders in connection with such Merger.

     The Company's 1993 Equity Incentive Plan ("1993 Plan"), approved by the stockholders on May 10, 1994, authorizes the issuance of 1,700,000 shares through the grant of options to purchase common stock, stock bonuses, and rights to purchase restricted stock. The options outstanding as of December 31, 1997, generally become exercisable in varying amounts over a five-year period from the date of grant. Although 370,845 shares were available under the 1993 Plan as of December 19, 1997, on such date the Board of Directors effectively suspended further grants of options under the 1993 Plan to the extent that any such grant would increase the shares subject to outstanding grants above the figure as of such date. Such suspension shall remain in effect pending the proposed Merger and other actions to be considered for approval by the Company's stockholders in connection with such Merger.

     The stock options granted from either plan may be incentive stock options ("ISO") or nonstatutory stock options ("NSO"). The Board of Directors may set the rate at which the options become exercisable and determine when the options expire, subject to limitations discussed below. However, no options shall be exercisable after the tenth anniversary of the date of grant or, in the case of ISOs, three months following termination of employment, except in cases of death or disability, for which the time of exercisability is extended. In the event of a dissolution, liquidation or other corporate reorganization, all stock options outstanding under the 1986 Plan and the 1993 Plan would become exercisable in full (the proposed Merger would not effect such an acceleration).

     ISOs may not be granted at an exercise price of less than the fair market value of the common stock at the date of grant. If an ISO is granted to an employee who owns more than 10% of the Company's total voting stock, such exercise price shall be at least 110% of fair market value of the common stock, and the ISO shall not be exercisable until after five years from the date of grant. The exercise price of each NSO may not be less than 85% of the fair market value of the common stock at the date of grant. The ISOs outstanding as of December 31, 1997, generally become exercisable in varying amounts over a two-to-five year period from the date of grant. NSOs also generally become exercisable over a two-to-five year period.

     Each of these plans also provides for stock appreciation rights, which may be granted with respect to any stock option. No stock appreciation rights have been granted as of December 31, 1997.

     During 1991, a Nonemployee Directors' Stock Option Plan was approved which authorized the grant of stock options to purchase up to 150,000 shares of common stock to the nonemployee directors of the Company. The exercise price of the options is equal to the fair market value of the shares on the date of grant, which is generally the later of initiation of the plan or the date of election to the Board of Directors. In March 1993, the Board of Directors suspended further grants under this plan. Vesting of the options occurred upon the participation by a director in a Board meeting. As of December 31, 1997, options to purchase 108,000 shares of common stock had been granted and were fully vested. Such options were granted at exercise prices ranging from $1.75 to $2.60 per share. The Company recorded the difference between the fair market value of the underlying common stock and the exercise price as compensation expense on the date the options vested.

     The Company's 1992 Nonemployee Directors' Stock Option Plan authorizes the granting of options to purchase up to 400,000 shares of common stock to the nonemployee directors of the Company. The plan was originally approved by the stockholders on May 17, 1993, and an amendment to the plan was approved by the stockholders on May 10, 1994. During 1997, 1996 and 1995, respectively, options to purchase 27,500, 28,750, and 36,000 shares of common stock were granted to nonemployee directors. During 1994, in order to effect a repricing of certain of these options, options to purchase 162,250 shares of common stock were amended to

                                 CORTECH, INC.

become options to purchase 148,535 shares of common stock at an exercise price of $1.75 per share. The amended options generally become exercisable from one to two years later than as originally granted. The Company recorded deferred compensation in 1993 of approximately $114,000 based on the amount that the fair market value of the Company's common stock exceeded the exercise price on the date the options were approved by the stockholders. The Company began in July 1993 to amortize such deferred compensation over approximately five years and has recorded compensation expense of approximately $6,000, $15,000, and $18,000 in 1997, 1996 and 1995, respectively. There are currently options to purchase 190,535 shares of common stock outstanding under the plan at exercise prices ranging from $1.47 to $8.75 per share. By its terms, the plan terminated on December 31, 1997 (although such event does not affect outstanding options granted under the plan).

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                              1997    1996     1995
                                                              ----    -----    -----
Expected Life (years).......................................   1.0      8.7      7.0
Interest Rate...............................................  5.54%    6.13%    5.38%
Volatility..................................................  93.1%   111.1%   117.6%

     A summary of the status of the Company's 1986 plan, 1993 plan and nonemployee directors' stock option plans as of December 31, 1997, 1996 and 1995 and changes during the years ending on those dates is presented below:

                                      1997                           1996                           1995
                          ----------------------------   ----------------------------   ----------------------------
                                      WEIGHTED-AVERAGE               WEIGHTED-AVERAGE               WEIGHTED-AVERAGE
        OPTIONS            SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE
        -------           ---------   ----------------   ---------   ----------------   ---------   ----------------
Outstanding at beginning
  of year...............  2,442,701        $2.08         2,611,602        $2.02         2,270,748        $2.58
  Granted...............     46,800        $1.39           489,345        $1.99           813,779        $2.13
  Exercised.............         --           --          (458,133)       $1.74           (41,454)       $1.79
  Forfeited/Cancelled...   (489,992)       $2.08          (200,113)       $2.05          (431,471)       $2.99
                          ---------                      ---------                      ---------
Outstanding at end of
  year..................  1,999,509        $2.06         2,442,701        $2.08         2,611,602        $2.02
                          =========                      =========                      =========
Options exercisable at
  year-end..............  1,441,568        $2.09         1,278,836        $2.08         1,095,860        $1.92
                          =========                      =========                      =========
Weighted-average fair
  value of options
  granted during the
  year..................  $    0.52                      $    1.78                      $    1.92

     The Company has granted other options to certain directors and consultants:

                                         1997                         1996                         1995
                              --------------------------   --------------------------   ---------------------------
                                        WEIGHTED-AVERAGE             WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
          OPTIONS             SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE
          -------             -------   ----------------   -------   ----------------   --------   ----------------
Outstanding at beginning of
  year......................  160,584        $3.92         141,734        $4.16          381,484        $4.13
  Granted...................       --           --          38,750        $1.25               --           --
  Exercised.................       --           --         (15,900)       $1.80               --           --
  Forfeited/Cancelled.......  (15,000)       $6.00          (4,000)       $2.60         (239,750)       $3.99
                              -------                      -------                      --------
Outstanding at end of
  year......................  145,584        $3.71         160,584        $3.92          141,734        $4.16
                              =======                      =======                      ========
Options exercisable at
  year-end..................  131,755        $3.86         137,002        $4.27          135,027        $4.44
                              =======                      =======                      ========
Weighted-average fair value
  of options granted during
  the year..................       --                      $  2.73                            --

                                 CORTECH, INC.

     The following table summarizes information about stock options outstanding at December 31, 1997.

                                          OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                           -------------------------------------------------   ------------------------------
                             NUMBER      WEIGHTED-AVERAGE                        NUMBER
        RANGE OF           OUTSTANDING      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE   WEIGHTED-AVERAGE
     EXERCISE PRICES       AT 12/31/97   CONTRACTUAL LIFE    EXERCISE PRICE    AT 12/31/97    EXERCISE PRICE
     ---------------       -----------   ----------------   ----------------   -----------   ----------------
$ .69 - $1.00............      24,000          8.41              $0.95             20,000         $1.00
$1.38 - $2.00............   1,273,654          7.26              $1.73            942,217         $1.75
$2.06 - $3.00............     772,483          6.95              $2.53            541,150         $2.55
$3.06 - $3.75............      25,372          6.81              $3.50             20,372         $3.49
$8.00 - $8.75............      49,584          4.31              $8.06             49,584         $8.06
                            ---------                                           ---------
                            2,145,093                                           1,573,323
                            =========                                           =========

     During 1992, the Company granted options to purchase 50,000 shares of the Company's common stock at $2.60 per share to the former president of the Company. These options began vesting upon the occurrence of certain events. The Company recorded $170,000 in deferred compensation based on the difference between the fair value of the underlying common stock on the date the specified event occurred and the exercise price of $2.60 per share. Deferred compensation is being amortized over the applicable vesting periods. In connection with these options, the Company has recorded amortization expense of approximately $20,000 in 1997 and $34,000 in each of 1996 and 1995.

  Stock Purchase Plan

     In December 1992, the Board of Directors approved an employee stock purchase plan. Under the terms of the plan, 300,000 shares of the Company's common stock have been authorized for purchase by eligible employees as specified by the Board of Directors. Eligible employees shall be granted the right to purchase shares with a percentage of such employees' earnings at the lesser of 85% of the fair market value of the common stock on the offering date or exercise date. Under the plan, employees purchased 5,839 shares of the Company's common stock in 1997 at $0.66 per share; 20,590 shares in 1996 at $1.33, $1.91, $2.55 and $2.18 per share and 46,860 shares in 1995 at $1.91,
$2.18 and $2.31 per share. In November 1997, the employee stock purchase plan was effectively suspended pending further action by the Board of Directors.

     For disclosure purposes under SFAS No. 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions.

                                                               1997    1996     1995
                                                               ----    -----    -----
Expected Life (years).......................................    1.0      1.0      1.0
Interest Rate...............................................   5.54%    6.13%    5.38%
Volatility..................................................   93.1%   111.1%   117.6%

     The weighted-average fair value of those purchase rights granted in 1997, 1996 and 1995 was $0.33, $1.49 and $1.59, respectively.

                                 CORTECH, INC.

  Warrants

     Warrants to purchase shares of the Company's common stock, are as follows:

                                                                          NUMBER OF SHARES
                                                                ------------------------------------
                                               EXERCISE PRICE    DIRECTORS
                                                 PER SHARE      AND OFFICERS    OTHERS       TOTAL
                                               --------------   ------------   ---------   ---------
Outstanding and exercisable at December 31,
  1995.......................................  $ 4.00-$10.00       20,889      1,736,219   1,757,108
  Expired....................................  $ 4.00-$ 6.00           --       (477,344)   (477,344)
                                                                  -------      ---------   ---------
Outstanding and exercisable at December 31,
  1996.......................................  $ 4.00-$10.00       20,889      1,258,875   1,279,764
  Expired....................................  $ 4.00-$ 8.00      (20,889)      (904,031)   (924,920)
                                                                  -------      ---------   ---------
Outstanding and exercisable at December 31,
  1997.......................................  $10.00                  --        354,844     354,844
                                                                  =======      =========   =========

     The remaining warrants expire on December 31, 1998 (Note 7).

  Registration Rights

     Investors in the CP-0127 Development Corporation ("CDC") offering (Note 7) are entitled to certain piggyback registration rights with respect to shares of common stock they hold or may acquire on exercise of the warrants received in the CDC offering or the common stock which may be used by the Company to exercise its option to repurchase the CDC shares. At December 31, 1997, CDC investors owned 750 shares of Cortech common stock and owned warrants for the purchase of 354,844 common shares. Furthermore, 219,689 common shares acquired through the exercise of warrants carry similar piggyback registration rights.

(5) INCOME TAXES

     As of December 31, 1997, the Company has approximately $77.2 million of net operating loss ("NOL") carry forwards for income tax purposes and approximately $2.9 million of research and development tax credits available to offset future federal income tax, subject to limitations for alternative minimum tax. The NOLs and credit carry forwards are subject to examination by the tax authorities and expire in various years from 1998 through 2012, with approximately $74.3 million of the NOL and $2.7 million of the credits expiring from 2005 through 2012.

     The components of the net deferred income tax asset at December 31, 1997 and 1996 were as follows:

                                                              INCREASE
                                                 1997        (DECREASE)         1996
                                             ------------    -----------    ------------
Net operating loss carry forwards..........  $ 29,998,000    $ 2,418,000    $ 27,580,000
Research and development credits...........     2,880,000         45,000       2,835,000
Depreciation expense.......................     2,358,000        224,000       2,134,000
Compensated absences.......................        25,000        (45,000)         70,000
Less: Valuation allowance..................   (35,261,000)    (2,642,000)    (32,619,000)
                                             ------------    -----------    ------------
                                             $         --    $        --    $         --
                                             ============    ===========    ============

     The Company has not yet achieved profitable operations. Accordingly, management believes the deferred tax assets as of December 31, 1997 and 1996, do not satisfy the realization criteria set forth in SFAS No. 109 and has recorded a valuation allowance for the entire net tax asset.

     By recording a valuation allowance for the entire amount of future tax benefits, the Company has not recognized a benefit provision for income taxes in its statements of operations. The difference between the Company's recorded income tax benefit and that computed by applying the statutory Federal income tax rate

                                 CORTECH, INC.

to its net loss before income taxes is due primarily to the valuation allowance established to offset the Company's net deferred tax asset. The valuation allowance increased $2.6 million in 1997 due primarily to increases in the Company's net operating losses and research and development credits.

     Included in the net operating loss carry forward is approximately $1.7 million related to income tax deductions for the Company's stock option plans. The tax benefit of such deductions will be recorded as an increase to additional paid-in capital when realized.

     The Tax Reform Act of 1986 contains provisions that may limit the NOL and credit carry forwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the company's ability to utilize its NOLs and tax credits from tax periods prior to the ownership change. Due to changes in ownership that took place in 1993 and changes that would take place upon the proposed Merger (see Note 1), the Company's use of operating loss and tax credit carry forwards is subject to such limitations.

(6) COMMITMENTS

     The Company has various noncancellable operating leases for its office and laboratory space. Rent expense for these facilities was approximately $427,000, $443,000, and $585,000 in 1997, 1996 and 1995, respectively. Future minimum cash obligations under these leases are as follows:

      YEARS ENDING DECEMBER 31,
      -------------------------
1998..................................          $201,000
1999..................................            25,000
                                             -----------
                                                $226,000
                                             ===========

(7) CP-0127 DEVELOPMENT CORPORATION

     In February 1992, the Company completed a private placement of 709,687 units (as discussed below) to unrelated third parties representing total subscriptions of approximately $8,516,000. Under the terms of the subscription agreements, one third of the total amount subscribed was paid at closing (approximately $2,839,000); one third was paid April 30, 1992; and the final installment was paid July 31, 1992. Each unit was comprised of one share of CDC common stock and three warrants, of which one warrant expired on December 31, 1996 and one warrant expired on December 31, 1997. Each remaining warrant represents the right to purchase one half of one share of the Company's common stock for $10.00 per share and expires on December 31, 1998 (Note 4). The net proceeds received by CDC have been allocated to CDC as consideration for its common stock and to the Company for the issuance of the warrants in the amounts of approximately $5,284,000 and $3,232,000, respectively. Such allocation was based on the relative fair market value of the Company's warrants and the CDC common stock. In connection with the formation of CDC, the Company granted to CDC, under the terms of a technology license agreement, an exclusive license to certain technology for human pharmaceutical use within the United States, Canada and Europe for $1,000,000. CDC, in turn, granted to Cortech a world-wide exclusive right and license to the technology that is developed by Cortech.

     CDC has 709,687 common shares issued and outstanding at December 31, 1997. All such stockholders acquired their shares through the purchase of the above units.

     In connection with the technology license agreement referred to above, the Company entered into a research and development agreement with CDC whereby the Company performed research and development activities to further develop the licensed technology and was paid for such services on a cost reimbursement basis. CDC also paid the Company for its allocable share of certain overhead costs. The cost to fully develop

                                 CORTECH, INC.

the licensed technology has exceeded the research and development funding provided by CDC. Such additional costs have been and would continue to be borne by the Company and/or its corporate partners. As of December 31, 1997, the Company was not engaged in active development of any compounds covered by the license agreement. The Company would be responsible for manufacturing and marketing of CDC's products, if any, in the United States, Canada and Europe and would be required to make royalty payments to CDC based on future product revenues, if any, subject to the purchase option discussed below.

     The Company has been granted an option by the purchasers of the CDC common stock to purchase all, but not less than all, of the 709,687 shares of CDC common stock outstanding. The purchase option is exercisable at any date before December 31, 1998, and is based on an exercise price of $75.40 per share of CDC common stock in 1998. The option may be exercised in cash, common stock of the Company or any combination thereof.

     The Company's chief executive officer is also an officer of CDC. In addition, the Company's chief executive officer and one of the Company's directors are also directors of CDC.

(8) EMPLOYEE RETIREMENT PLAN

     The Company provides a defined contribution 401(k) plan for eligible employees. Employee contribution to the plan is voluntary. In 1994, the Company voluntarily began contributing an amount equal to 25% of a covered employee's contribution to a maximum of 1% of compensation. The Company's contributions to the plan totaled $21,000 in 1997, $32,000 in 1996 and $45,000 in 1995.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
BioStar, Inc.

     We have audited the accompanying balance sheets of BioStar, Inc. as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioStar, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Denver, Colorado
February 12, 1998

                                 BIOSTAR, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                      DECEMBER 31
                                                              ----------------------------
                                                                  1997            1996
                                                              ------------    ------------
Current assets:
  Cash......................................................  $      1,281    $     87,472
  Trade accounts receivable, net of allowance for doubtful
    accounts of $100,000 for 1997 and $125,318 for 1996.....     1,663,427       1,442,477
  Other receivables.........................................       126,403         160,538
  Inventories (Note 3)......................................     1,412,710       1,650,476
  Prepaid expenses..........................................       159,248         184,785
                                                              ------------    ------------
         Total current assets...............................     3,363,069       3,525,748
                                                              ------------    ------------
Property and equipment:
  Laboratory and manufacturing equipment....................     3,040,311       2,521,747
  Office equipment..........................................       518,433         415,239
  Furniture and fixtures....................................        98,778         166,815
  Leasehold improvements....................................       123,304         109,695
                                                              ------------    ------------
                                                                 3,780,826       3,213,496
  Accumulated depreciation and amortization.................    (1,624,166)     (1,606,300)
                                                              ------------    ------------
                                                                 2,156,660       1,607,196
                                                              ------------    ------------
Patents and trademarks:
  Purchased patents.........................................       920,431         920,431
  Deferred patent and trademark costs.......................       814,650         641,538
                                                              ------------    ------------
                                                                 1,735,081       1,561,969
  Accumulated amortization..................................    (1,159,474)     (1,031,281)
                                                              ------------    ------------
                                                                   575,607         530,688
                                                              ------------    ------------
Other assets................................................       234,125         118,133
                                                              ------------    ------------
         Total assets.......................................  $  6,329,461    $  5,781,765
                                                              ============    ============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable..........................................  $  1,217,909    $    955,635
  Accrued compensation......................................       879,662         594,526
  Accrued liabilities.......................................       320,715         306,185
  Deferred revenue..........................................       165,843          25,000
  Note payable..............................................       251,301              --
  Current portion of capital lease obligations (Note 7).....       374,072         518,031
  Current portion of subordinated debt (Note 6).............       747,047         596,427
  Line of credit (Note 6)...................................     1,000,000         450,000
  Subordinated promissory notes (Note 6)....................     1,565,050              --
                                                              ------------    ------------
         Total current liabilities..........................     6,521,599       3,445,804
                                                              ------------    ------------
Total long-term liabilities.................................     5,420,603       6,109,082
                                                              ------------    ------------
Commitments and contingencies (Note 7)
Stockholders' deficit (Note 4):
  Convertible preferred stock, $.0001 par value, 20,327,784
    shares authorized, 15,605,320 shares issued and
    outstanding in 1997 (15,559,606 in 1996)................         1,561           1,556
  Common stock, $.0001 par value, 41,644,443 shares
    authorized, 1,963,708 shares issued and outstanding in
    1997 (2,402,755 in 1996)................................           196             240
  Additional paid-in capital................................    20,207,268      20,232,433
  Accumulated deficit.......................................   (25,821,766)    (23,888,517)
  Less treasury stock at cost, 0 shares in 1997 (516,667 in
    1996)...................................................            --        (118,833)
                                                              ------------    ------------
         Total stockholders' deficit........................    (5,612,741)     (3,773,121)
                                                              ------------    ------------
         Total liabilities and stockholders' deficit........  $  6,329,461    $  5,781,765
                                                              ============    ============

                            See accompanying notes.

                                 BIOSTAR, INC.

                            STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31
                                                      -----------------------------------------
                                                         1997           1996           1995
                                                      -----------    -----------    -----------
Net sales..........................................   $10,829,631    $11,589,030    $ 9,529,535
Contract revenues..................................     5,027,930        778,148         61,497
                                                      -----------    -----------    -----------
Total revenue......................................    15,857,561     12,367,178      9,591,032
Operating costs and expenses:
  Cost of sales....................................     4,924,467      5,066,519      3,723,414
  Research and development.........................     3,235,601      2,345,169      1,417,924
  Sales and marketing..............................     6,179,280      6,241,660      7,726,880
  General and administrative.......................     2,661,633      1,885,449      1,346,985
                                                      -----------    -----------    -----------
Total operating costs and expenses.................    17,000,981     15,538,797     14,215,203
                                                      -----------    -----------    -----------
Loss from operations...............................    (1,143,420)    (3,171,619)    (4,624,171)
                                                      -----------    -----------    -----------
Other income (expense):
  Royalties and miscellaneous......................        93,882         50,544        103,653
  Interest income..................................         4,182         28,821         61,124
  Interest expense.................................      (887,893)      (730,859)      (343,781)
                                                      -----------    -----------    -----------
Total other expense, net...........................      (789,829)      (651,494)      (179,004)
                                                      -----------    -----------    -----------
Net loss...........................................   $(1,933,249)   $(3,823,113)   $(4,803,175)
                                                      ===========    ===========    ===========
Basic and diluted net loss per share...............   $     (1.00)   $     (2.23)   $     (2.55)
                                                      ===========    ===========    ===========
Weighted average shares outstanding................     1,935,341      1,710,914      1,881,477
                                                      ===========    ===========    ===========

                            See accompanying notes.

                                 BIOSTAR, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                            CONVERTIBLE                                                           TREASURY STOCK
                                          PREFERRED STOCK        COMMON STOCK      ADDITIONAL                         AT COST
                                        -------------------   ------------------     PAID-IN     ACCUMULATED    -------------------
                                          SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL       DEFICIT       SHARES     AMOUNT
                                        ----------   ------   ---------   ------   -----------   ------------   --------   --------
Balance at December 31, 1994..........  15,559,606   $1,556   1,829,089    $183    $20,129,436   $(15,262,229)        --   $     --
Purchase of treasury stock............          --      --           --      --             --            --    (516,667)  (118,833)
Issuance of common stock upon exercise
  of stock options and stock
  bonuses.............................          --      --      247,925      25         37,362            --          --         --
Net loss..............................          --      --           --      --             --    (4,803,175)         --         --
                                        ----------   ------   ---------    ----    -----------   ------------   --------   --------
Balance at December 31, 1995..........  15,559,606   1,556    2,077,014     208     20,166,798   (20,065,404)   (516,667)  (118,833)
Issuance of common stock upon exercise
  of stock options and stock
  bonuses.............................          --      --      325,741      32         65,635            --          --         --
Net loss..............................          --      --           --      --             --    (3,823,113)         --         --
                                        ----------   ------   ---------    ----    -----------   ------------   --------   --------
Balance at December 31, 1996..........  15,559,606   1,556    2,402,755     240     20,232,433   (23,888,517)   (516,667)  (118,833)
Issuance of preferred stock to Lehman
  Brothers Inc........................      45,714       5           --      --         79,995            --          --         --
Issuance of common stock upon exercise
  of stock options and stock
  bonuses.............................          --      --       77,620       8         13,621            --          --         --
Retirement of treasury stock..........          --      --     (516,667)    (52)      (118,781)           --     516,667    118,833
Net loss..............................          --      --           --      --             --    (1,933,249)         --         --
                                        ----------   ------   ---------    ----    -----------   ------------   --------   --------
Balance at December 31, 1997..........  15,605,320   $1,561   1,963,708    $196    $20,207,268   $(25,821,766)        --   $     --
                                        ==========   ======   =========    ====    ===========   ============   ========   ========

                                            TOTAL
                                        STOCKHOLDERS'
                                           EQUITY
                                          (DEFICIT)
                                        -------------
Balance at December 31, 1994..........   $ 4,868,946
Purchase of treasury stock............      (118,833)
Issuance of common stock upon exercise
  of stock options and stock
  bonuses.............................        37,387
Net loss..............................    (4,803,175)
                                         -----------
Balance at December 31, 1995..........       (15,675)
Issuance of common stock upon exercise
  of stock options and stock
  bonuses.............................        65,667
Net loss..............................    (3,823,113)
                                         -----------
Balance at December 31, 1996..........    (3,773,121)
Issuance of preferred stock to Lehman
  Brothers Inc........................        80,000
Issuance of common stock upon exercise
  of stock options and stock
  bonuses.............................        13,629
Retirement of treasury stock..........            --
Net loss..............................    (1,933,249)
                                         -----------
Balance at December 31, 1997..........   $(5,612,741)
                                         ===========

                            See accompanying notes.

                                 BIOSTAR, INC.

                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31
                                                      -----------------------------------------
                                                         1997           1996           1995
                                                      -----------    -----------    -----------
OPERATING ACTIVITIES
Net loss............................................  $(1,933,249)   $(3,823,113)   $(4,803,175)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization of property and
     equipment......................................      763,121        732,252        452,010
  Amortization of patents and trademarks............      128,193         67,479        183,999
  Deferred rent credit..............................      (38,993)       (30,068)       (21,401)
  Changes in operating assets and liabilities:
     Trade accounts receivable......................     (220,950)       200,522       (729,896)
     Other receivables..............................       34,135        (78,508)       (35,650)
     Inventories....................................      237,766       (122,527)      (414,949)
     Prepaid expenses...............................       25,537         45,745       (110,435)
     Other assets...................................      (35,992)       (10,918)       (30,779)
     Accounts payable...............................      262,274        143,185        359,806
     Accrued liabilities............................      912,144        511,211        (25,167)
                                                      -----------    -----------    -----------
Net cash provided by (used in) operating
  activities........................................      133,986     (2,364,740)    (5,175,637)
                                                      -----------    -----------    -----------
INVESTING ACTIVITIES
Purchases of marketable securities..................           --             --     (2,305,400)
Sales of marketable securities......................           --             --      3,525,461
Purchase of property and equipment..................   (1,012,460)      (379,488)      (643,250)
Capitalized patent and trademark costs..............     (173,112)      (101,792)      (152,694)
Note receivable from officer........................           --        106,167             --
                                                      -----------    -----------    -----------
Net cash provided by (used in) investing
  activities........................................   (1,185,572)      (375,113)       424,117
                                                      -----------    -----------    -----------
FINANCING ACTIVITIES
Issuance of common stock............................       13,629         65,667         37,387
Issuance of subordinated debt.......................           --             --      2,500,000
Payments on subordinated debt.......................     (596,427)      (248,483)      (408,043)
Issuance of convertible subordinated debt...........           --      3,000,000      1,000,000
Issuance of subordinated promissory notes...........    1,565,050             --             --
Payments on note payable............................      (48,824)            --             --
Proceeds from line of credit........................    2,931,732        500,000      1,070,000
Payments on line of credit..........................   (2,381,732)      (970,000)      (150,000)
Proceeds from sale-leaseback transactions...........           --         81,718        385,166
Payments on capital lease obligations...............     (518,033)      (572,940)      (412,211)
                                                      -----------    -----------    -----------
Net cash provided by financing activities...........      965,395      1,855,962      4,022,299
                                                      -----------    -----------    -----------
Net decrease in cash................................      (86,191)      (883,891)      (729,221)
Cash at beginning of year...........................       87,472        971,363      1,700,584
                                                      -----------    -----------    -----------
Cash at end of year.................................  $     1,281    $    87,472    $   971,363
                                                      ===========    ===========    ===========

                                 BIOSTAR, INC.

SUPPLEMENTAL CASH FLOW INFORMATION

     The Company incurred no capital lease obligations in 1997 and obligations of $208,136 and $115,515 in 1996 and 1995, respectively, in connection with Master Lease Agreements in which the lessors paid vendors directly for the Company to acquire equipment and furniture and fixtures.

     The Company paid interest of approximately $292,000, $371,000, and $342,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     In 1997, the Company purchased manufacturing equipment for $687,250, of which $300,125 was financed with a note from the manufacturer, payable in installments over 12 months.

     In 1997, the Company issued 45,714 shares of Series E Preferred Stock to Lehman Brothers Inc. in exchange for consulting services in connection with the proposed merger discussed in Note 2.

     In connection with issuance of Convertible Subordinated Notes in 1996, $500,000 of subordinated debt was converted to convertible subordinated debt.

     In 1995, the Company received shares of common stock for payment of principal and interest of $118,833 on the note receivable from an officer.

                            See accompanying notes.

                                 BIOSTAR, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Purpose

     BioStar develops, manufactures and markets point-of-care diagnostic tests using its proprietary highly-sensitive, thin film technologies. BioStar's current products employ its Optical ImmunoAssay ("OIA(R)") technology, a thin film, platform technology developed for the rapid detection of a variety of medical conditions. BioStar's OIA tests help caregivers, in a cost-effective and efficient manner, to identify causes of illness and select appropriate patient therapy by providing information during the initial patient encounter. Internally and through collaborative arrangements, BioStar is developing additional thin film technologies which are intended to broaden the range of applications for its existing products and to enable the introduction of new products.

     The Company was formed on June 17, 1992 pursuant to the purchase of the assets and assumption of certain liabilities of BioStar Medical Products, Inc. ("BMPI") from the BMPI Liquidating Trust (the "Trust") under an Asset Purchase Agreement (the "Purchase Agreement"). In conjunction with the transaction, the Company issued to the Trust a Convertible Contingent Payment Instrument (the "CCPI"), which will be canceled immediately prior to the effective date of the proposed merger (see Note 2).

     At December 31, 1997 and 1996, all trade accounts receivable were due from customers in the health care industry. Substantially all of these customers are physicians, clinics, universities, hospitals and laboratories located in the United States. Credit losses relating to these customers have been within management's expectations. The Company does not require collateral from its customers. Sales of Group A strep products accounted for 83% of gross sales in 1997 and 1996, and 93% of gross sales in 1995.

  Liquidity and Management Plans

     The Company incurred a net loss of $1,933,249 for the year ended December 31, 1997 and has an accumulated deficit of $25,821,766. In addition, the Company had a net capital deficiency of $5,612,741 at December 31, 1997. As is more fully described in Note 2, BioStar and Cortech, Inc. ("Cortech") have entered into an Agreement and Plan of Merger and Reorganization. Cortech's principal assets are cash and short-term investments which amounted to $15,403,000 at December 31, 1997. If the merger is not successfully completed, the Company will need to raise additional funds through equity or debt placements to meet its obligations on existing debt and to sustain operations. The Company has obtained commitments from the holders of its subordinated promissory notes aggregating $1,510,092, that should the Merger not be consummated, they will extend the due dates to March 31, 1999. In addition, certain preferred stockholders who are also subordinated debt holders have committed to actively support and assist the Company in obtaining operating funds through March 31, 1999 and participate in a private placement, if required, to provide adequate working capital.

  Fair Value of Financial Instruments

     The carrying values of cash, accounts receivable and payable, debt and capital lease obligations approximate fair value. The carrying values of long-term debt are the principal balances of each debt instrument, which approximate their fair value when using discounted cash flow analysis.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                 BIOSTAR, INC.

  Revenue Recognition

     The Company recognizes sales revenue upon shipment of product and records royalty income when royalties are received. Revenues earned under collaborative research agreements are recognized as the related services are performed and research expenses are incurred. Amounts received in advance of services to be performed are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period earned.

     The Company has received government grants which support the Company's research efforts on specific research projects. These grants generally provide for reimbursement to the Company of approved costs incurred as defined in the various awards.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Excess and idle capacity costs are expensed as incurred.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment under capitalized leases are amortized on a straight-line basis over the shorter of their estimated lives or the lease term.

  Patents and Trademarks

     Purchased patents were capitalized and amortized over their estimated economic lives of three years and are fully amortized.

     Costs related to patents and trademarks for which the Company has applied are deferred until such time as the patents or trademarks are issued or declined. Costs of patents and trademarks issued are amortized over their estimated economic lives. Costs of patents and trademarks declined are charged to operations.

  Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for outstanding stock options. Under APB 25, because the exercise price of the Company's stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

  Net Loss Per Common Share

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. All periods presented conform to Statement 128 requirements. As of December 31, 1997, 1996 and 1995, respectively, the Company has 15,605,320; 15,559,606 and
15,559,606 shares of preferred stock which were convertible to common, Convertible Subordinated Notes in 1997 and 1996 which can be converted to 2,571,426 preferred shares (Note 5), 5,177,569; 3,077,675 and 471,249 preferred and common stock warrants outstanding, and 3,610,406; 2,873,315 and 2,523,130 employee stock options outstanding. In the event that all these common stock equivalents were converted to common stock, there would be 28,928,429; 26,484,777 and 20,630,999 common shares outstanding for calculation of diluted earnings per share.

                                 BIOSTAR, INC.

2. MERGER AGREEMENT

     On December 22, 1997, the Company signed an Agreement and Plan of Merger and Reorganization with Cortech, a publicly-owned biopharmaceutical company which, until significant reductions in work force were made in 1997, had been engaged in the discovery and development of therapeutics for treatment of inflammatory disorders. Upon consummation of the merger contemplated by such Agreement, which is expected to occur in the second quarter of 1998 if approved by stockholders of both companies, the Company would become a wholly owned subsidiary of Cortech and each share of the Company's common and preferred stock would be exchanged for a pro rata share of Cortech common stock. For accounting purposes, the merger would be treated as a purchase of Cortech by the Company. All assets and obligations of Cortech would be combined with those of the Company, and the Company's current management would manage the combined entity. The costs related to the merger incurred as of December 31, 1997, of $168,719 have been deferred and are included in other assets.

3. INVENTORIES

     Inventories consist of the following:

                                                                    DECEMBER 31
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Raw materials...............................................  $  539,413    $  770,008
Work-in-process.............................................     139,268       290,474
Finished goods..............................................     734,029       589,994
                                                              ----------    ----------
                                                              $1,412,710    $1,650,476
                                                              ==========    ==========

4. STOCKHOLDERS' EQUITY

  Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock

     The authorized and outstanding shares of convertible preferred stock and related liquidation preferences were as follows at December 31, 1997:

                                                          SHARES AS
                                                          CONVERTED
                                                             INTO      LIQUIDATION   LIQUIDATION
                               AUTHORIZED     SHARES        COMMON     PREFERENCE    PREFERENCE
         DESIGNATION             SHARES     OUTSTANDING     STOCK       PER SHARE       TOTAL
         -----------           ----------   -----------   ----------   -----------   -----------
Series A.....................   3,500,000    3,500,000     3,500,000      $1.00      $ 3,500,000
Series B.....................   5,060,750    5,000,000     5,000,000      $1.00        5,000,000
Series C.....................   1,691,786           --            --      $5.00               --
Series D.....................   2,908,889    2,908,889     2,908,889      $2.25        6,545,000
Series E.....................   4,928,359    4,196,431     4,196,431      $1.75        7,343,754
Series F.....................   2,238,000           --            --      $1.75               --
                               ----------   ----------    ----------                 -----------
                               20,327,784   15,605,320    15,605,320                 $18,752,645
                               ==========   ==========    ==========                 ===========

     The significant features of the Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock are as follows:

          Voting Rights -- The Series A, B, C, D, E, and F stockholders are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible.

          Preferences -- The Series A, B, C, D, E, and F stockholders are entitled to quarterly noncumulative dividends, at the rate of $.10, $.10, $.50, $.23, $.175, and $.175 per share, per annum, respectively, payable only when and if declared by the Company's Board of Directors.

                                 BIOSTAR, INC.

          Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Series F will be entitled to receive, prior to Series A, B, C, D and E and common stockholders, an amount equal to the sum of $1.75 for each outstanding share, plus all declared but unpaid dividends. The Series B, Series D, and Series E stockholders will be entitled to receive, prior to Series A and Series C and common stockholders, an amount per share equal to the original Series B ($1.00), Series D ($2.25), and Series E ($1.75) issue price for each outstanding share, plus all declared but unpaid dividends. Series A and Series C stockholders will be entitled to receive, prior to common stockholders, an amount equal to the original Series A ($1.00) and Series C ($5.00) issue price for each outstanding share, plus all declared but unpaid dividends. No dividends have been declared through December 31, 1997.

          Immediately prior to the effective time of the proposed merger (see
     Note 2), the Company's Certificate of Incorporation will be amended to eliminate the liquidation preferences described above.

          Optional Conversion -- The Series A, B, C, D, E, and F stockholders, at their option, may convert their shares into common stock at any time based on the conversion rate in effect. The conversion rate is subject to adjustment, to prevent the dilution of Series A, B, C, D, E, and F conversion rights, pursuant to the Company's Certificate of Incorporation.

          Automatic Conversion -- All Series A, B, C, D, E, and F shares shall automatically be converted into common stock, based on the conversion rate in effect, upon the closing of a qualified underwritten public offering as described in the Company's Certificate of Incorporation. Upon consummation of the proposed merger (see Note 2), all preferred shares will be exchanged for shares of Cortech common stock.

          Redemption -- The Company has no right to redeem the Series A, B, C, D, E, or F shares.

  Other Series A, B, C, D, E, and F Rights

     As long as Series A, B, C, D, E, and F shares are outstanding, the Company will not, without the consent of a majority of the outstanding shares voting together as a single class:

     - Authorize any liquidation, dissolution, winding up, consolidation or merger of the Company or effect any transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed.

     - Alter or change the rights, preferences or privileges of the Series A, B, C, D, E, or F shares so as to adversely affect the shares.

     - Authorize any other series of capital stock ranking prior to the Series A, B, C, D, E, or F shares or on a parity with the Series A, B, C, D, E, or F shares with respect to voting, dividends or upon liquidation.

     All of the above rights terminate upon the proposed merger with Cortech (see Note 2).

  Stock Option Plan

     The Company has a Stock Option Plan (the "Plan") for its employees, directors, and consultants which provides for the issuance of incentive and nonqualified options for up to 6,250,000 shares of common stock. The options shall be exercisable under conditions as determined by the Board of Directors, with the term of each option being up to ten years from the date of grant.

     The per share price for any option shall be determined by the Board of Directors. The exercise price of the shares covered by each incentive stock option shall not be less than the fair market value of the shares at the time of granting the incentive stock option. The exercise price of a nonqualified stock option may be less

                                 BIOSTAR, INC.

than the fair market value at the time of granting the nonqualified stock option, as determined by the Board of Directors. If an incentive stock option is granted to an employee who then owns more than 10% of the combined voting power of all classes of stock, then the option price must be at least 110% of the fair market value of the stock subject to the option, and the option shall not be exercisable after expiration of five years from the date the option was granted.

     Stock option activity for the years ended December 31, 1997 and 1996 is as follows:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                                  EXERCISE      EXERCISE
                                                     OPTIONS        PRICE        PRICE
                                                    ---------    -----------    --------
Balance, December 31, 1995........................  2,523,130    $.10 - $.23
Granted...........................................    904,370    $   .23          $.23
Exercised.........................................   (323,008)   $.10 - $.23      $.16
Canceled..........................................   (231,177)   $.10 - $.23      $.23
                                                    ---------
Balance, December 31, 1996........................  2,873,315    $.10 - $.23      $.21
Granted...........................................  1,587,968    $       .23      $.23
Exercised.........................................    (60,620)   $.10 - $.23      $.21
Canceled..........................................   (790,257)   $.10 - $.23      $.23
                                                    ---------
Balance, December 31, 1997........................  3,610,406    $.10 - $.23      $.21
                                                    =========
Options exercisable at December 31, 1997..........  1,660,770    $.10 - $.23      $.20

     The weighted-average fair value of options granted during 1997 and 1996 was $.05 for both years. The weighted-average remaining contractual life was 3.6 years.

     Pro forma information regarding net income is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a minimum value method option pricing model with the following assumptions for 1997 and 1996: risk-free interest rate range of 5.34% to 7.84%; no expected dividend; and an estimated expected life of four years.

     The minimum value method was developed for use in estimating the fair value of the awards. Under Statement 123, the "minimum value" method may be used by nonpublic companies to value options, which calculates the excess of the fair value of the stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at the risk-free rate, over the expected exercise life of the option. In concept, the minimum value method is similar to the Black-Scholes and binomial models, except that it excludes the factor for volatility.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma financial information is as follows:

                                                   1997          1996          1995
                                                -----------   -----------   -----------
Pro forma net loss............................  $(1,947,811)  $(3,832,735)  $(4,805,686)
                                                ===========   ===========   ===========
Pro forma basic and diluted net loss per
  share.......................................  $     (1.01)  $     (2.24)  $     (2.55)
                                                ===========   ===========   ===========

     Statement 123 is applicable only to options granted subsequent to December 31, 1994. Because options vest over periods up to four years, the pro forma effect of the Statement will not be fully reflected until 1998.

     In May 1994, a key executive purchased 800,000 shares of restricted common stock from the Company at $.23 per share. Twenty-five percent of the stock became unrestricted twelve months from the purchase date

                                 BIOSTAR, INC.

and the remainder became unrestricted on a monthly basis thereafter. In 1995, when the executive left the Company, the Company repurchased 516,667 common shares from the executive at $.23 per share.

     In April 1997, the Board of Directors, upon subsequent approval by the shareholders of the Company, increased total authorized shares to 61,972,227 with 41,644,443 shares designated common stock and 20,327,784 shares designated preferred stock. As part of that authorization, 536,667 shares of common stock held in treasury in connection with the repurchase of unvested shares previously held by a former officer of the Company, including 20,000 shares which were repurchased from a former Director in 1997, were retired.

     In February 1998, the Board of Directors approved an aggregate cash bonus of $380,000 to five executives. In connection with such bonus, the executives have agreed to use an aggregate of $240,000 to purchase an aggregate of 1,032,000 common stock options previously awarded to the executives. The Board of Directors also approved the award of options to purchase an aggregate of 500,000 common shares which vest one year after the closing of the proposed merger with Cortech or monthly over four years if the proposed merger with Cortech does not close.

  Warrants

     An immediately exercisable warrant to purchase 60,750 shares of Series B convertible preferred stock for $2.20 per share was issued in connection with a Master Lease Agreement during 1992. The warrant expires in the year 2000. The Company has reserved 60,750 shares of Series B convertible preferred stock for issuance in connection with this warrant.

     During February 1994, an additional warrant was issued in connection with the amended Master Lease Agreement to purchase 53,357 shares of Series E convertible preferred stock at $1.75 per share. The warrant, which is currently exercisable, expires on the earlier of February 18, 2003 or four years after the closing of a qualified underwritten public offering of at least $5,000,000. The Company has reserved 53,357 shares of Series E convertible preferred stock for issuance in connection with this warrant.

     In connection with a $2,500,000 subordinated debt security agreement and a separate Master Lease Agreement, two warrants to purchase a total of 271,428 shares of Series E convertible preferred stock for $1.75 per share were issued in May 1995. The warrants are exercisable and expire on the earlier of May 3, 2004 or four years from the effective date of a qualified underwritten public offering. If the Company has not repaid the principal in its entirety at the end of the thirty-six month term, the Company shall grant the lender additional warrants, on the same terms as the two warrants described above, equal to 1% of the principal amount each month. The Company has reserved 271,428 shares of Series E convertible preferred stock for issuance in connection with these warrants.

     A warrant to purchase 85,714 shares of Series E convertible preferred stock at $1.75 per share was issued in 1995 to a bank in connection with a $2,000,000 line of credit agreement (see Note 6). The warrant expires upon the earlier of September 14, 2001 or three years after the Company sells its shares in a registered public offering.

     In connection with the issuance of $4,500,000 Convertible Subordinated Notes, the Company issued warrants to purchase 2,571,426 shares of common stock at an exercise price of $.23. The warrants expire at the earlier of the closing of the proposed merger (see Note 2) or March 2001.

     A warrant to purchase 321,429 shares of Series E convertible preferred stock at $1.75 per share was issued in April 1997 to a bank in connection with a $1,000,000 line of credit and a $2,000,000 bridge loan agreement (see Note 6). The warrant expires on April 30, 2002.

     In connection with an amendment to the bank credit facility of $2,000,000, a warrant to purchase 35,000 shares of common stock at $.23 per share was issued in October 1996 with an expiration date of October 27, 2002.

                                 BIOSTAR, INC.

     Common shares reserved for future issuance are as follows:

Preferred stock conversions.................................  15,605,320
CCPI conversion (see Note 7)................................   1,600,000
Stock option plan...........................................   4,901,054
Convertible Subordinated Notes..............................   2,571,426
Warrants....................................................   5,177,569
                                                              ----------
          Total.............................................  29,855,369
                                                              ==========

5. INCOME TAXES

     The Company accounts for income taxes in conformity with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. Under the provisions of Statement 109, a deferred tax liability or asset (net of a valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences that will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

     The Company has net operating loss carryforwards of approximately $25 million for income tax purposes expiring from 2007 through 2012. Research and development tax credits will be recognized on the flow-through method as a reduction of income taxes in the year in which such credits are utilized. The Company has research and development tax credit carryforwards of approximately $233,000 expiring from 2007 through 2011. The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a "change of ownership" as described in Section 382 of the Internal Revenue Code. Such change of ownership may limit the Company's utilization of its net operating loss and tax credit carryforwards.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's current and long-term deferred tax assets are as follows:

                                                                     DECEMBER 31
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Current deferred tax assets:
  Accrued liabilities.......................................  $    18,375    $    74,411
  Other.....................................................       34,000         57,103
                                                              -----------    -----------
Total current deferred tax assets...........................       52,375        131,514
Valuation allowance for current deferred tax assets.........      (52,375)      (131,514)
                                                              -----------    -----------
Net current deferred tax assets.............................  $        --    $        --
                                                              ===========    ===========
Long-term deferred tax assets:
  Book over tax depreciation................................  $     1,128    $    32,958
  Research and development credit carryforwards.............      233,379        199,598
  Tax net operating loss carryforwards......................    8,659,129      7,899,421
  Other.....................................................        9,310         23,052
                                                              -----------    -----------
Total long-term deferred tax assets.........................    8,902,946      8,155,029
Valuation allowance for long-term deferred tax assets.......   (8,902,946)    (8,155,029)
                                                              -----------    -----------
Net long-term deferred tax assets...........................  $        --    $        --
                                                              ===========    ===========

                                 BIOSTAR, INC.

6. DEBT

     The detail of long-term liabilities is as follows:

                                                                    DECEMBER 31
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Long-term portion of subordinated debt......................  $       --    $  747,047
Long-term portion of capital lease obligations..............      61,924       435,998
Convertible subordinated debt...............................   4,500,000     4,500,000
Accrued interest and other liabilities......................     858,679       426,037
                                                              ----------    ----------
                                                              $5,420,603    $6,109,082
                                                              ==========    ==========

     The Company entered into a $2,000,000 line of credit agreement with a bank in September 1995. The agreement provided for borrowings of up to 70% of eligible accounts receivable. Interest on outstanding borrowings under the agreement accrued at prime plus 2%. The line of credit was terminated in May 1997, and any amounts then due were repaid.

     In May 1995, the Company borrowed $2.5 million at 14% interest under a subordinated debt line. Principal and interest payments are due monthly. A lump sum payment of $523,000 is due in May 1998 and is collateralized by all tangible and intangible assets of the Company, up to the extent of the outstanding balance. This secured interest may be subordinated to the interests of a senior lender. As of December 31, 1997, the Company had $747,047 of principal outstanding.

     In March and April 1996, the Company completed Convertible Subordinated Notes and Warrant Purchase agreements (the "Agreements") with certain stockholders and debt holders. The Agreements provided the Company with $3,000,000 in cash proceeds and converted $1,000,000 of subordinated debt to convertible subordinated debt (the "Notes"). Additionally, the holder of additional subordinated debt converted $500,000 of that debt into the Notes and agreed to forbear receipt of another $500,000 of principal repayments due on the subordinated debt in 1996 until May 1998. The resulting principal balance of the Notes at December 31, 1997 was $4,500,000. Interest accrues at prime plus 2%. The Notes plus interest are due upon the earlier of: (a) three years from the date of issuance; or (b) the closing of an initial public offering; or (c) the closing of a consolidation, merger or sale of the Company. Accrued interest, totaling $831,298 at December 31, 1997, is included in other long-term liabilities. The Notes are collateralized by all tangible and intangible assets of the Company, up to the extent of the outstanding balance. This secured interest may be subordinated to the interests of a senior lender. Immediately prior to the effective time of the proposed merger (see Note 2), principal and interest due on this note will be converted to Series F convertible preferred stock of the Company.

     In February 1997, the Company issued $1,000,000 in Subordinated Promissory Notes to certain of its stockholders. The Notes provide the holder with rights for demand payment, subject to subordination to certain other debt holders and with an interest rate of 10.25%.

     In April 1997, the Company changed its primary banking relationship and entered into a new credit agreement. A $1,000,000 credit facility provides for borrowings of up to 75% of eligible accounts receivable. Interest on the outstanding borrowings under this facility accrues at prime plus 2% and is due monthly. Any outstanding principal amount under the loan is due April 30, 1998. A second credit facility for $2,000,000 was provided under a bridge loan funded to an equity event or October 30, 1997, whichever occurred first. Interest on the bridge loan accrued under this facility at prime plus 3%. The agreement required that the Company maintain a certain minimum financial covenant on monthly losses. Amounts outstanding under this agreement were secured by substantially all the Company's tangible and intangible assets. As of December 31, 1997, $1,000,000 was drawn on the credit facility. The $2,000,000 bridge loan terminated on October 30, 1997 and any amounts borrowed were repaid with interest. In connection with this credit facility, warrants were issued

                                 BIOSTAR, INC.

for the purchase of 321,429 shares of Series E Preferred Stock with a exercise price of $1.75 per share. In February 1998, the credit facility was amended such that the facility secured by eligible accounts receivable was increased to $1,500,000 and the bridge loan was renewed at a maximum at $1,500,000. The credit facility is due May 3, 1999. The bridge loan term expires June 4, 1998 and is made available in tranches as the proposed merger with Cortech progresses. In connection with the amendment, the Company issued warrants to purchase 59,659 shares of Series F convertible preferred stock at a purchase price of $.88 per share. The warrant expires on February 3, 2003.

     In June 1997, the Company converted the February 1997 Promissory Notes into new Subordinated Promissory Notes ("New Notes") expiring February 1998 with an interest rate of prime plus 2%. This offering had a principal amount of $1,565,050, which included $1,000,000 from the February 1997 notes, $35,384 in accrued interest on those notes, and $529,666 in new funds. Participation in the note offering was made available to all qualifying stockholders, debt holders and warrant holders. The offering included 1,778,465 warrants for Series F shares at a purchase price of $.88 per share with a preferred liquidation value of $1.75. All holders of the New Notes, subsequent to December 31, 1997, agreed to extend the due date to the earlier of the merger (see Note 2) or May 31, 1998. Accrued interest, totaling $87,787 at December 31, 1997, is included in accrued liabilities. The holders of at least $1,541,535 of face amount of New Notes have committed to convert these New Notes into Series F Preferred Stock immediately prior to the effective time of the proposed merger (see Note 2).

     Maturities of the line of credit and long-term debt for the years ending December 31 are as follows:

1998.....................................................  $3,563,398
1999.....................................................   4,500,000
                                                           ----------
                                                           $8,063,398
                                                           ==========

7. COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases equipment and furniture and fixtures under capital leases. Title of assets acquired under the lease line of credit resides with the lessor. The Company has the option to purchase these assets at the end of the lease term for fair market value. The interest rates on borrowings under the lease line of credit range between 9.25% and 10.75% per annum.

     Assets and related accumulated amortization included in the above leasing arrangements are as follows:

                                                                    DECEMBER 31
                                                             -------------------------
                                                                1997          1996
                                                             ----------    -----------
Laboratory and manufacturing equipment.....................  $1,281,438    $ 1,811,485
Office equipment...........................................     110,940        215,242
Furniture and fixtures.....................................      32,197        143,104
Accumulated amortization...................................    (914,740)    (1,215,802)
                                                             ----------    -----------
                                                             $  509,835    $   954,029
                                                             ==========    ===========

     The Company leases its facility under a noncancelable operating lease which expires August 1998. The Company has the option to renew the facility lease for two additional five-year periods. The rental amount upon renewal will be based upon the market rate, not to exceed the initial lease rate indexed for inflation, at the inception of the original lease. The Company incurred rent expense of approximately $267,000 for each of the years ended December 31, 1997, 1996 and 1995.

                                 BIOSTAR, INC.

     Additionally, the Company subleased approximately 14% of its facility to an unrelated third party at a rate of $3,700 per month, including operating and maintenance costs, from June 1993 to June 1997. Rental income from this sublease totaled $24,295, $50,165, and $69,822 in 1997, 1996 and 1995, respectively.

     Future minimum payments under capital leases and a noncancelable operating lease are as follows at December 31, 1997:

                                                               CAPITAL     OPERATING
                                                               LEASES        LEASE
                                                              ---------    ---------
1998........................................................  $ 396,962    $317,863
1999........................................................     63,703      58,979
2000........................................................         --       6,792
2001........................................................         --       1,624
                                                              ---------    --------
Total minimum lease payments................................    460,665    $385,258
                                                                           ========
Less amounts representing interest..........................    (24,669)
                                                              ---------
Present value of future minimum lease payments..............    435,996
Less current maturities.....................................   (374,072)
                                                              ---------
Long-term maturities........................................  $  61,924
                                                              =========

  CCPI

     In conjunction with the purchase of the assets and assumption of certain liabilities of BMPI from the Trust, the Company issued to the Trust the Convertible Contingent Payment Instrument (see Note 1). The CCPI provides that under certain circumstances, the Company could be required to pay up to $8,000,000 or issue 1,600,000 shares of Series C convertible preferred stock. The Company has assigned no dollar value to the CCPI because of its contingent nature. A liability for the CCPI and additional cost of the acquisition would be recorded if it became probable that an amount will become due under the CCPI and such amount could be reasonably estimated.

     As a result of the uncertainties in determining whether the CCPI will ultimately have value and because determination of such value is not measurable until such time as the contingencies are resolved, no value was assigned to the CCPI in the proposed merger (see Note 2). However, subsequent to year end, the Trust agreed to cancel the CCPI immediately prior to the effective time of the proposed merger (see Note 2) in exchange for the issuance of 160,000 shares of the Company's preferred stock which will be exchanged for Cortech shares at the time of the merger.

8. RETIREMENT PLAN

     The Company established a 401(k) Retirement Plan for its employees during 1993. Any full-time employee of the Company is eligible and can make voluntary contributions to the plan.

         APPENDIX A -- AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

================================================================================

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     AMONG:

                                 CORTECH, INC.,
                            A DELAWARE CORPORATION,

                            CORTECH MERGER SUB, INC.
                            A DELAWARE CORPORATION,

                                      AND

                                 BIOSTAR, INC.,
                             A DELAWARE CORPORATION

                             ---------------------

                         DATED AS OF DECEMBER 22, 1997
                             ---------------------

================================================================================

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
 1.  DESCRIPTION OF TRANSACTION.........................................   A-1
     1.1    Merger of Merger Sub into BioStar...........................   A-1
     1.2    Effect of the Merger........................................   A-1
     1.3    Closing; Effective Time.....................................   A-1
     1.4    Certificate of Incorporation and Bylaws.....................   A-1
     1.5    Conversion of Stock; Options and Warrants...................   A-2
     1.6    Closing of BioStar's Transfer Books.........................   A-3
     1.7    Exchange of Certificates....................................   A-4
     1.8    Dissenting Shares...........................................   A-5
     1.9    Tax Consequences............................................   A-5
     1.10   Accounting Consequences.....................................   A-5
     1.11   Further Action..............................................   A-5
     1.12   Cortech Charter Amendment...................................   A-6
     1.13   BioStar Charter Amendment...................................   A-6
 2.  REPRESENTATIONS AND WARRANTIES OF BIOSTAR..........................   A-6
     2.1    Due Organization; Subsidiaries; Etc.........................   A-6
     2.2    Certificate of Incorporation and Bylaws.....................   A-6
     2.3    Capitalization, Etc.........................................   A-6
     2.4    Financial Statements........................................   A-8
     2.5    Absence of Changes..........................................   A-8
     2.6    Title to Assets.............................................   A-8
     2.7    Real Property; Equipment; Leasehold.........................   A-8
     2.8    Proprietary Assets..........................................   A-9
     2.9    Material Contracts..........................................   A-9
     2.10   Liabilities.................................................  A-11
     2.11   Compliance with Legal Requirements..........................  A-11
     2.12   Certain Business Practices..................................  A-11
     2.13   Governmental Authorizations.................................  A-11
     2.14   Tax Matters.................................................  A-12
     2.15   Employee and Labor Matters; Benefit Plans...................  A-12
     2.16   Environmental Matters.......................................  A-14
     2.17   Insurance...................................................  A-14
     2.18   Transactions with Affiliates................................  A-14
     2.19   Legal Proceedings; Orders...................................  A-14
     2.20   Authority; Binding Nature of Agreement......................  A-15
     2.21   No Existing Discussions.....................................  A-15
     2.22   Vote Required...............................................  A-15
     2.23   Non-Contravention; Consents.................................  A-15
     2.24   Financial Advisor...........................................  A-16
     2.25   Full Disclosure.............................................  A-16

                                                                          PAGE
                                                                          ----
 3.  REPRESENTATIONS AND WARRANTIES OF CORTECH AND MERGER SUB...........  A-16
     3.1    Due Organization, Subsidiaries, Etc.........................  A-16
     3.2    Certificate/Certificate of Incorporation and Bylaws.........  A-16
     3.3    Capitalization, Etc.........................................  A-17
     3.4    SEC Filings; Financial Statements...........................  A-18
     3.5    Absence of Changes..........................................  A-18
     3.6    Title to Assets.............................................  A-18
     3.7    Real Property; Equipment; Leasehold.........................  A-19
     3.8    Proprietary Assets..........................................  A-19
     3.9    Material Contracts..........................................  A-20
     3.10   Liabilities.................................................  A-21
     3.11   Compliance with Legal Requirements..........................  A-21
     3.12   Certain Business Practices..................................  A-21
     3.13   Governmental Authorizations.................................  A-22
     3.14   Tax Matters.................................................  A-22
     3.15   Employee and Labor Matters; Benefit Plans...................  A-23
     3.16   Environmental Matters.......................................  A-24
     3.17   Insurance...................................................  A-24
     3.18   Transactions with Affiliates................................  A-24
     3.19   Legal Proceedings; Orders...................................  A-25
     3.20   Authority; Binding Nature of Agreement......................  A-25
     3.21   No Existing Discussions.....................................  A-25
     3.22   Vote Required...............................................  A-25
     3.23   Non-Contravention; Consents.................................  A-25
     3.24   Fairness Opinion............................................  A-26
     3.25   Valid Issuance; Reservation of Shares.......................  A-26
     3.26   Financial Advisor...........................................  A-26
     3.27   Full Disclosure.............................................  A-27
     3.28   Cash Position...............................................  A-27
 4.  CERTAIN COVENANTS OF THE PARTIES...................................  A-27
     4.1    Access and Investigation; Confidentiality...................  A-27
     4.2    Operation of BioStar's Business.............................  A-27
     4.3    Operation of Cortech's Business.............................  A-29
     4.4    No Solicitation by BioStar..................................  A-31
     4.5    No Solicitation by Cortech..................................  A-31
 5.  ADDITIONAL COVENANTS OF THE PARTIES................................  A-32
     5.1    Registration Statement; Joint Proxy Statement...............  A-32
     5.2    BioStar Stockholders' Meeting...............................  A-33
     5.3    Cortech Stockholders' Meeting...............................  A-34
     5.4    Regulatory Approvals........................................  A-35
     5.5    ESPP........................................................  A-35
     5.6    Indemnification Continuation................................  A-35
     5.7    Additional Agreements.......................................  A-36
     5.8    Disclosure..................................................  A-37
     5.9    Tax Matters.................................................  A-37
     5.10   Resignation of Officers and Directors.......................  A-37
     5.11   FIRPTA Matters..............................................  A-37
     5.12   Affiliate Agreements........................................  A-37
     5.13   Election of Directors.......................................  A-37
     5.14   Registration Rights.........................................  A-37
     5.15   Market Stand-off Agreement..................................  A-38

                                                                          PAGE
                                                                          ----
 6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF CORTECH AND MERGER SUB......  A-38
     6.1    Accuracy of Representations.................................  A-38
     6.2    Performance of Covenants....................................  A-38
     6.3    Effectiveness of Registration Statement.....................  A-38
     6.4    Stockholder Approval........................................  A-38
     6.5    Consents....................................................  A-38
     6.6    Documents...................................................  A-38
     6.7    No Material Adverse Change..................................  A-39
     6.8    No Restraints...............................................  A-39
     6.9    No Governmental Litigation..................................  A-39
     6.10   No Other Litigation.........................................  A-39
     6.11   Delivery of Affiliates Agreements...........................  A-39
 7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF BIOSTAR.....................  A-39
     7.1    Accuracy of Representations.................................  A-39
     7.2    Performance of Covenants....................................  A-40
     7.3    Effectiveness of Registration Statement.....................  A-40
     7.4    Stockholder Approval........................................  A-40
     7.5    Documents...................................................  A-40
     7.6    No Material Adverse Change..................................  A-40
     7.7    No Restraints...............................................  A-40
     7.8    Directors...................................................  A-40
     7.9    Consents....................................................  A-40
     7.10   No Governmental Litigation..................................  A-40
     7.11   No Other Litigation.........................................  A-40
 8.  TERMINATION........................................................  A-41
     8.1    Termination.................................................  A-41
     8.2    Effect of Termination.......................................  A-42
     8.3    Expenses; Termination Fees..................................  A-42
 9.  MISCELLANEOUS PROVISIONS...........................................  A-42
     9.1    Amendment...................................................  A-42
     9.2    Waiver......................................................  A-43
     9.3    No Survival of Representations and Warranties...............  A-43
     9.4    Entire Agreement; Counterparts; Applicable Law..............  A-43
     9.5    Jury Waiver.................................................  A-43
     9.6    Disclosure Schedule.........................................  A-43
     9.7    Attorneys' Fees.............................................  A-43
     9.8    Assignability...............................................  A-43
     9.9    Notices.....................................................  A-44
     9.10   Cooperation.................................................  A-44
     9.11   Construction................................................  A-44

                                    EXHIBITS

Exhibit A -- Certain Definitions

Exhibit B  -- Form of BioStar Charter Amendment

Exhibit C  -- Forms of Affiliate Agreement

                               AGREEMENT AND PLAN
                          OF MERGER AND REORGANIZATION

     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of December 22, 1997, by and among CORTECH, INC., a Delaware corporation ("Cortech"); CORTECH MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Cortech ("Merger Sub"); and BIOSTAR, INC., a Delaware corporation ("BioStar"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                    RECITALS

     A. Cortech, Merger Sub and BioStar intend to effect a merger of Merger Sub into BioStar in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and BioStar will become a wholly-owned subsidiary of Cortech.

     B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. For financial reporting purposes, it is intended that the Merger be accounted for as a purchase.

     C. The respective boards of directors of Cortech, Merger Sub and BioStar adopted this Agreement and approved the Merger.

     D. Certain stockholders of Cortech and BioStar have executed Voting Agreements in connection with the Merger obligating them to vote to approve the Merger when it is presented for approval at a meeting of stockholders of Cortech and BioStar, respectively.

                                   AGREEMENT

     The parties to this Agreement, intending to be legally bound, agree as follows:

1. DESCRIPTION OF TRANSACTION

     1.1 MERGER OF MERGER SUB INTO BIOSTAR. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into BioStar, and the separate existence of Merger Sub shall cease. BioStar will continue as the surviving corporation in the Merger (the "Surviving Corporation").

     1.2 EFFECT OF THE MERGER. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law ("DGCL").

     1.3 CLOSING; EFFECTIVE TIME. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, Colorado at 10:00 a.m. on a date to be agreed by Cortech and BioStar (the "Closing Date"), which shall be no later than the tenth business day after the satisfaction or waiver of the conditions set forth in Sections 6 and 7. Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger conforming to the requirements of Section 251 of the DGCL shall be filed with the Secretary of State of the State of Delaware. The Merger shall take effect at the time such certificate of merger is filed with the Secretary of State of the State of Delaware (the "Effective Time").

     1.4 CERTIFICATE OF INCORPORATION AND BYLAWS.

     (a) The Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation.

     (b) The Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation.

     (c) The officers of BioStar immediately prior to the Effective Time shall be the officers of the Surviving Corporation. The persons identified in Section
5.13 below shall be the directors of the Surviving Corporation.

     1.5 CONVERSION OF STOCK; OPTIONS AND WARRANTS.

     (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Cortech, Merger Sub, BioStar or any stockholder of Cortech, Merger Sub or BioStar:

          (i) any shares of BioStar Common Stock or BioStar Preferred Stock then held by BioStar, if any, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

          (ii) any shares of BioStar Common Stock or BioStar Preferred Stock then held by Cortech or any other subsidiary of Cortech, if any, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

          (iii) except as provided in clauses "(i)" and "(ii)" above and subject to Sections 1.5(b), 1.5(d) and 1.8, each share of BioStar Common Stock and BioStar Preferred Stock then outstanding shall be converted into the right to receive the number of fully paid and nonassessable shares of Cortech Common Stock equal to a fraction the numerator of which is 28,500,000 and the denominator of which is the number of shares of BioStar Common Stock and BioStar Preferred Stock outstanding plus the number of shares of BioStar Common Stock and BioStar Preferred Stock issuable upon exercise of all (x) the outstanding BioStar Warrants and (y) outstanding BioStar Options, in each case as of the Effective Time, and upon surrender of the certificate representing such share of BioStar Common Stock and BioStar Preferred Stock in the manner provided in Section 1.7 below.

          (iv) each share of the common stock, $.001 par value, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation. Each stock certificate representing shares of common stock of Merger Sub prior to the Effective Time shall represent an equal number of shares of common stock of the Surviving Corporation from and after the Effective Time.

     (b) At the Effective Time of the Merger and without any further action on the part of Cortech, Merger Sub, BioStar or any stockholder of Cortech, Merger Sub or of BioStar:

          (i) each BioStar Option shall be assumed by Cortech (an "Assumed BioStar Option") (the aggregate number of shares of BioStar Common Stock issuable upon the exercise of all outstanding BioStar Options immediately prior to the Effective Time is referred to herein as the "Outstanding Option Amount"). Each BioStar Option so assumed by Cortech will continue to have, and be subject to, substantially the same terms and conditions set forth in the documents governing such BioStar Options immediately prior to the Effective Time, except that (A) such Assumed BioStar Option will be exercisable for that number of whole shares of Cortech Common Stock equal to the product of the number of shares of BioStar Common Stock subject to such Assumed BioStar Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined in Section 1.5(d)), rounded down to the nearest whole number of shares of Cortech Common Stock and (B) the per share exercise price for the shares of Cortech Common Stock issuable upon exercise of such Assumed BioStar Option will be equal to the quotient obtained by dividing the exercise price per share under which such BioStar Option, determined immediately prior to the Effective Time, by the Exchange Ratio, rounded up to the nearest whole cent. The parties intend that the assumption of the BioStar Options hereunder will constitute a transaction to which Section 424(a) of the Code applies and this Section shall be interpreted consistent with such intention. Consistent with the terms of the BioStar Options and the documents governing such BioStar Options, except as set forth in the BioStar Disclosure Schedule, the Merger will not terminate or accelerate any Assumed BioStar Option or any right of exercise, vesting or repurchase relating thereto with respect to shares of Cortech Common Stock acquired upon exercise of such BioStar Option.

          (ii) Holders of vested BioStar Options may elect to exercise such options prior to the Effective Time and receive Cortech Common Stock by providing notice of such exercise and payment of the exercise price thereof to BioStar at any time prior to the Effective Time. In the event that any holder of BioStar Options does not exercise such BioStar Options prior to the Effective Time, such BioStar Options shall become Assumed BioStar Options.

          (iii) As soon as practicable after the Effective Time, Cortech shall issue to each holder of an Assumed BioStar Option a document evidencing the stock option assumption by Cortech. The right to receive an Assumed BioStar Option may not be assigned or transferred except as permitted by the BioStar Stock Option Plans. Any attempted assignment contrary to this
     Section 1.5(b)(iii) shall be null and void.

     (c) Each warrant to purchase shares of BioStar Common Stock or BioStar Preferred Stock remaining outstanding (other than those which will expire if they remain unexercised as of the Effective Time) at the Effective Time shall be, in connection with the Merger, assumed by Cortech. Each warrant so assumed by Cortech under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the respective warrant agreements governing such warrant immediately prior to the Effective Time, except that each such warrant shall, following the Effective Time, be exercisable only for shares of Cortech Common Stock in such number, and at such exercise price as is determined by applying the Exchange Ratio in accordance with the terms of the applicable warrant agreement.

     (d) The fraction of a share of Cortech Common Stock determined in accordance with Section 1.5(a)(iii) with regard to the BioStar Common Stock and BioStar Preferred Stock (as such fraction may be adjusted in accordance with this Section 1.5(d)) is hereinafter referred to as the "Exchange Ratio." If, between the date of this Agreement and the Effective Time, the outstanding shares of BioStar Common Stock or Cortech Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split (including, without limitation, the reverse stock split contemplated by Section 1.12 of this Agreement if effected prior to the Effective Time), reclassification, recapitalization, exchange of shares or other similar transaction, or if Cortech or BioStar pays an extraordinary dividend or makes an extraordinary distribution, then such event shall be reflected in the calculation of the Exchange Ratio as of the Effective Time.

     (e) Except as set forth in the BioStar Disclosure Schedule, if any shares of BioStar Common Stock or BioStar Preferred Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with BioStar or under which BioStar has any rights, then the shares of Cortech Common Stock issued in exchange for such shares of BioStar Common Stock or BioStar Preferred Stock will also be unvested or subject to the same repurchase option, risk of forfeiture or other condition, as the case may be, and the certificates representing such shares of Cortech Common Stock may accordingly be marked with appropriate legends. BioStar shall take all action that may be necessary to ensure that, from and after the Effective Time, Cortech is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

     (f) No fractional shares of Cortech Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of BioStar Common Stock who would otherwise be entitled to receive a fraction of a share of Cortech Common Stock (after aggregating all fractional shares of Cortech Common Stock issuable to such holder) shall, in lieu of such fraction of a share and, upon surrender of such holder's BioStar Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price (adjusted, if necessary, to reflect the reverse stock split referenced in Section 1.12 below) of a share of Cortech Common Stock on the Nasdaq National Market on the date the Merger becomes effective.

     1.6 CLOSING OF BIOSTAR'S TRANSFER BOOKS. At the Effective Time: (a) all shares of BioStar Common Stock and BioStar Preferred Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of BioStar Common Stock or BioStar Preferred Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of BioStar except the right to receive (i) certificates representing the number of fully paid and nonassessable shares of Cortech Common Stock into which such shares of BioStar Common Stock or BioStar Preferred Stock were converted at the Effective Time and (ii) any cash in lieu of fractional shares of Cortech Common Stock, to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 1.7; and (b) the stock transfer books of BioStar shall be closed with respect to all shares of BioStar Common Stock and BioStar Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of BioStar Common Stock or BioStar Preferred Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of BioStar Common Stock or BioStar Preferred Stock (a "BioStar Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation, such BioStar Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

     1.7 EXCHANGE OF CERTIFICATES.

     (a) On or prior to the Effective Time, Cortech shall select a reputable bank or trust company reasonably acceptable to BioStar to act as exchange agent in the Merger (the "Exchange Agent"). As of the Effective Time, Cortech shall deposit with the Exchange Agent (i) certificates representing the shares of Cortech Common Stock issuable pursuant to this Section 1, and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with
Section 1.5(f). The shares of Cortech Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions with respect to such shares with a record date on or after the Effective Time, are referred to collectively as the "Exchange Fund."

     (b) As soon as reasonably practicable after the Effective Time, and in any event within five (5) business days, the Exchange Agent will mail to the holders of BioStar Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Cortech may reasonably specify (including a provision confirming that delivery of BioStar Stock Certificates shall be effected, and risk of loss and title to BioStar Stock Certificates shall pass, only upon delivery of such BioStar Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of BioStar Stock Certificates in exchange for certificates representing the Cortech Common Stock. Upon surrender of a BioStar Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Cortech, (1) the holder of such BioStar Stock Certificate shall be entitled to receive in exchange therefore a certificate representing the number of whole shares of Cortech Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5, any cash in lieu of any fractional share(s) of Cortech Common Stock, and any dividends or other distributions to which such holder is entitled, and (2) the BioStar Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7, each BioStar Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right, upon surrender as provided in this Section 1.7, to receive shares of Cortech Common Stock, any cash in lieu of any fractional share(s) of Cortech Common Stock, and any dividends or other distributions to which such holder is entitled, each as contemplated by Section 1. If any BioStar Stock Certificate shall have been lost, stolen or destroyed, Cortech may, in its discretion and as a condition precedent to the issuance of any certificate representing Cortech Common Stock, require the owner of such lost, stolen or destroyed BioStar Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Cortech may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, the Surviving Corporation or Cortech with respect to such BioStar Stock Certificate. In the event of a transfer of ownership of BioStar Common Stock or BioStar Preferred Stock which is not registered in the transfer records of BioStar, a certificate representing the proper number of shares of Cortech Common Stock may be issued to a Person other than the Person in whose name the certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Cortech Common Stock to a Person other than the registered holder of such certificate or establish to the satisfaction of Cortech that such tax has been paid or is not applicable.

     (c) No dividends or other distributions declared or made with respect to Cortech Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered BioStar Stock Certificate with respect to the shares of Cortech Common Stock represented thereby, and no cash payment in lieu of any fractional share nor any other cash payment shall be paid to any such holder, until such holder surrenders such BioStar Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends, distributions and cash payments, without interest).

     (d) Any portion of the Exchange Fund that remains undistributed to holders of BioStar Stock Certificates as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Cortech upon demand, and any holders of BioStar Stock Certificates who have not theretofore surrendered their BioStar Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Cortech for satisfaction of their claims for Cortech Common Stock, cash in lieu of fractional shares of Cortech Common Stock and any dividends or distributions with respect to Cortech Common Stock.

     (e) Each of the Exchange Agent, the Surviving Corporation and Cortech shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of BioStar Common Stock or BioStar Preferred Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

     (f) Neither Cortech, the Surviving Corporation nor the Exchange Agent shall be liable to any holder or former holder of BioStar Common Stock or BioStar Preferred Stock or to any other Person with respect to any shares of Cortech Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

     1.8 DISSENTING SHARES.

     (a) Notwithstanding anything to the contrary contained in this Agreement, any shares of BioStar Common Stock or BioStar Preferred Stock outstanding immediately prior to the Effective Time held by a holder who has demanded and perfected appraisal or dissenters' rights for such shares in accordance with the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights, shall not be converted into or represent a right to receive Cortech Common Stock pursuant to Section 1.5, but the holder thereof shall only be entitled to such rights as are granted by the DGCL.

     (b) Notwithstanding the provisions of subsection (a), if any holder of shares of BioStar Common Stock or BioStar Preferred Stock who demands appraisal of such shares under the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Cortech Common Stock and cash in lieu of fractional shares as provided in
Section 1.5, without interest thereon, upon surrender of the certificate representing such shares.

     (c) BioStar shall give Cortech (i) prompt notice of any written demands for appraisal of any shares of BioStar Common Stock or BioStar Preferred Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by BioStar and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. BioStar shall not, except with the prior written consent of Cortech, voluntarily make any payment with respect to any demands for appraisal of capital stock of BioStar or offer to settle or settle any such demands.

     1.9 TAX CONSEQUENCES. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

     1.10 ACCOUNTING CONSEQUENCES. For financial reporting purposes, the Merger is intended to be accounted for as a purchase.

     1.11 FURTHER ACTION. If, at any time after the Effective Time, any further action is determined by Cortech to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and BioStar, the officers and directors of the Surviving Corporation and Cortech shall be fully authorized (in the names of Merger Sub, BioStar and otherwise) to take such action.

     1.12 CORTECH CHARTER AMENDMENT. The board of directors of Cortech will approve and submit for approval of Cortech's stockholders an amendment to Cortech's Certificate of Incorporation (the "Cortech Charter Amendment") to (i) change the name of Cortech to a new name mutually acceptable to Cortech and BioStar and (ii) effectuate a one-for-four reverse stock split of Cortech's Common Stock (the "Reverse Stock Split"). If approved by Cortech's stockholders, the Cortech Charter Amendment will be filed immediately prior to the Effective Time. The approval and effectuation of the Cortech Charter Amendment are not a condition of the parties' obligation to consummate the Merger.

     1.13 BIOSTAR CHARTER AMENDMENT. The board of directors of BioStar has approved an amendment to BioStar's Restated Certificate of Incorporation attached hereto as Exhibit B (the "BioStar Charter Amendment"), in order to effectuate the consummation of the Merger. If approved by the BioStar stockholders, the BioStar Charter Amendment will be filed immediately prior to the Effective Time. The approval and effectuation of the BioStar Charter Amendment is a condition to the parties' obligations to consummate the Merger.

2. REPRESENTATIONS AND WARRANTIES OF BIOSTAR

     BioStar represents and warrants to Cortech and Merger Sub, except as set forth in the BioStar Disclosure Schedule as follows:

     2.1 DUE ORGANIZATION; SUBSIDIARIES; ETC.

     (a) BioStar is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease and use its assets in the manner in which its assets are currently owned, leased and used; and (iii) to perform its obligations under all BioStar Contracts by which it is bound. BioStar is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification except in jurisdictions where the failure to so qualify, individually and in the aggregate, would not have a Material Adverse Effect.

     (b) BioStar has no Subsidiaries and does not own any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in the BioStar Disclosure Schedule. Except as set forth in the BioStar Disclosure Schedule, BioStar has not agreed nor is it obligated to make, nor is it bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Except as set forth in the BioStar Disclosure Schedule, BioStar has not, at any time, been a general partner of any general partnership, limited partnership or other Entity.

     (c) BioStar has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name BioStar, Inc. and BioStar Medical Products, Inc.

     2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. BioStar has delivered to Cortech accurate and complete copies of the Certificate of Incorporation, Bylaws and other charter and organizational documents of BioStar, including all amendments thereto.

     2.3 CAPITALIZATION, ETC.

     (a) The authorized capital stock of BioStar consists of: (i) 41,644,443 shares of BioStar Common Stock, $0.0001 par value, of which, as of November 30, 1997, 1,961,208 shares were issued and outstanding and (ii) 20,327,784 shares of BioStar Preferred Stock, $0.0001 par value, of which, as of the date hereof, (A) 3,500,000 shares are designated Series A Preferred Stock of which 3,500,000 are issued and outstanding; (B) 5,060,750 shares are designated Series B Preferred Stock of which 5,000,000 are issued and outstanding; (C) 1,691,786 shares are designated Series C Preferred Stock, none of which are issued and outstanding;
(D) 2,908,889 shares are designated Series D Preferred Stock, all of which are issued and outstanding;

(E) 4,928,359 shares are designated Series E Preferred Stock, of which 4,196,431 are issued and outstanding; and (F) 2,238,000 shares are designated Series F Preferred Stock, none of which is issued and outstanding. All of the outstanding shares of BioStar Common Stock and BioStar Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the BioStar Disclosure Schedule: (i) none of the outstanding shares of BioStar Common Stock or BioStar Preferred Stock is entitled or subject to any preemptive right, right of participation in future financings, right to maintain a percentage ownership position, or any similar right; (ii) none of the outstanding shares of BioStar Common Stock or BioStar Preferred Stock is subject to any right of first refusal in favor of BioStar; and (iii) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of BioStar Common Stock or BioStar Preferred Stock. Except as set forth in the BioStar Disclosure Schedule, BioStar is not under any obligation, and is not bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of BioStar Common Stock or BioStar Preferred Stock.

     (b) As of November 30, 1997, 3,618,823 shares of BioStar Common Stock are reserved for future issuance pursuant to BioStar Options and 1,300,231 shares remain available for grant under the BioStar Option Plan (defined below). The BioStar Disclosure Schedule sets forth the following information with respect to each BioStar Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of BioStar Common Stock subject to such BioStar Option; (iii) whether the BioStar Option was granted pursuant to the 1995 Equity Incentive Plan (the "BioStar Option Plan") or was granted outside of the BioStar Option Plan; (iv) the exercise price of such BioStar Option; (v) the date on which such BioStar Option was granted; and (vi) the extent to which such BioStar Option is vested and exercisable as of November 30, 1997. BioStar has delivered to Cortech accurate and complete copies of all stock option plans and forms of option grant pursuant to which BioStar has granted any outstanding stock options. Except as set forth in the BioStar Disclosure Schedule, BioStar did not grant any new BioStar Options between November 30, 1997 and the date hereof. BioStar has reserved 2,606,426 shares of BioStar Common Stock for issuance upon the exercise of certain warrants to purchase Common Stock, 60,750 shares of Series B Preferred Stock for issuance upon the exercise of certain warrants to purchase Series B Preferred Stock, 731,928 shares of Series E Preferred Stock for issuance upon the exercise of certain warrants to purchase Series E Preferred Stock, and 1,778,465 shares of Series F Preferred Stock for issuance upon the conversion of certain warrants to purchase Series F Preferred Stock. The BioStar Disclosure Schedule sets forth the following information with respect to each outstanding warrant to purchase BioStar Common Stock and BioStar Preferred Stock: (i) the name of the holder of such warrant; (ii) the number of shares of BioStar Common Stock or BioStar Preferred Stock subject to such warrant; (iii) the exercise price of such warrant; (iv) the date on which such warrant was issued; and (v) the date on which such warrant expires. BioStar has delivered to Cortech an accurate and complete copy of each such warrant. BioStar has reserved 1,600,000 shares of Series C Preferred Stock for issuance upon the conversion of a convertible contingent payment instrument (the "Contingent Instrument"). BioStar has delivered to Cortech an accurate and complete copy of such instrument. BioStar issued notes which are convertible into either Series E Preferred Stock or any subsequent series of preferred stock sold by BioStar at a price per share less than $1.75 (the "Next Round Preferred")(the "Convertible Notes"). BioStar and the BioStar stockholders have undertaken to amend its Certificate of Incorporation immediately prior to the conversion of the Convertible Notes in order to provide for the Next Round Preferred.

     (c) Except as set forth in the BioStar Disclosure Schedule, there is no:
(i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of BioStar; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of BioStar; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which BioStar is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may reasonably give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of BioStar. Except as set forth on the BioStar Disclosure Schedule, or elsewhere in this Section 2.3, there are no bonds, debentures, notes or other indebtedness of BioStar outstanding having the right to vote (or convertible into securities having the right to vote) on any matters on which the stockholders of BioStar have the right to vote. BioStar has reserved 1,600,000 shares of Series C Preferred Stock for issuance upon the conversion of the Contingent Instrument.

     (d) All outstanding securities of BioStar, including shares of BioStar Common Stock and BioStar Preferred Stock, all outstanding BioStar Options, all outstanding warrants to purchase BioStar Common Stock or BioStar Preferred Stock, and all outstanding notes convertible into BioStar Preferred Stock have been issued and granted in all material respects in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

     2.4 FINANCIAL STATEMENTS.

     (a) The BioStar Disclosure Schedule sets forth BioStar's audited balance sheets as of December 31, 1995 and December 31, 1996 and related audited statements of operations, stockholders' equity and cash flows for the three years then ended (collectively, the "Audited Financials") and BioStar's unaudited balance sheets as of September 30, 1997 (the "Balance Sheet") and the related unaudited statements of operations and cash flows for the nine-month period then ended (collectively, the "Unaudited Financials")(the Audited Financials and the Unaudited Financials are collectively referred to herein as the "BioStar Financials"). The BioStar Financials were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered. The BioStar Financials present fairly in all material respects the financial condition and operating results of BioStar as of the dates and during the periods indicated therein, subject, in the case of the Unaudited Financials, to normal year-end adjustments, which will not be material in amount or significance, and the absence of footnotes.

     (b) Since September 30, 1997, BioStar has not incurred any liabilities of the type required under GAAP to be recorded on a balance sheet or reported in the footnotes thereto except liabilities incurred in the ordinary course of business.

     2.5 ABSENCE OF CHANGES. Since September 30, 1997:

     (a) there has not been any Material Adverse Change in the business, condition, capitalization, assets, liabilities, operations or financial performance of BioStar taken as a whole, and no event has occurred that could reasonably be expected to have a Material Adverse Effect on BioStar;

     (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of BioStar (whether or not covered by insurance);

     (c) there has not been any transaction, commitment, or other event or condition (financial or otherwise) which would be prohibited by Section 4.2(b)(i), (iii), (xi), (xii), or (xiii) if it were to be effected, accepted or were to take place, between the date hereof and the Effective Time.

     2.6 TITLE TO ASSETS. Except as set forth in the BioStar Disclosure Schedule, BioStar owns, and has good, valid and marketable title to, all assets purported to be owned by it, including all assets reflected in BioStar's books and records as being owned by BioStar. All of said assets are owned by BioStar free and clear of any Encumbrances, except for (a) any lien for current taxes not yet due and payable, (b) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of BioStar, and (c) liens described in the BioStar Disclosure Schedule.

     2.7 REAL PROPERTY; EQUIPMENT; LEASEHOLD.

     (a) BioStar does not own any real property or any interest in real property, except for the leasehold created under the real property lease(s) set forth in the BioStar Disclosure Schedule. Complete and correct copies of such lease(s) have previously been delivered to Cortech by BioStar.

     (b) All material items of equipment and other tangible assets owned by or leased to BioStar are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are reasonably adequate for the conduct of BioStar's business in the manner in which such business is currently being conducted and in the manner in which such business is required to be conducted pursuant to BioStar Contracts and which are in effect on the date hereof.

     2.8 PROPRIETARY ASSETS.

     (a) The BioStar Disclosure Schedule describes each Proprietary Asset owned by BioStar and deemed by BioStar to have material value to BioStar. Except as disclosed in the BioStar Disclosure Schedule, BioStar has good title to such Proprietary Assets and has no obligation to make any material ongoing royalty or other payment to any Person in respect thereto. Any limitation on the right of BioStar to use or exploit a BioStar Proprietary Asset deemed by BioStar to have material value to BioStar has been disclosed in the BioStar Disclosure Schedule.

     (b) BioStar has taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material BioStar Proprietary Assets (except BioStar Proprietary Assets whose value would not be impaired materially by disclosure). Except where the failure to obtain such agreements would not impair the value of any BioStar Proprietary Asset in a material respect, BioStar has obtained, from all current and former employees of BioStar and from all current and former consultants and independent contractors to BioStar, signed agreements appropriately restricting the use and disclosure of BioStar Proprietary Assets, and providing for assignment to BioStar of BioStar Proprietary Assets developed by such employees and consultants.

     (c) To the best of the knowledge of BioStar: (i) all patents, patent applications, registered trademarks, registered service marks and registered copyrights held by BioStar and deemed by BioStar to have a material value to BioStar were filed and were and have been prosecuted in good faith and in compliance with all applicable Legal Requirements; and (ii) there has not been any claim, action or proceeding, and there is no pending or threatened claim, action or proceeding related to any registration or filing of a BioStar Proprietary Asset; (iii) none of the BioStar Proprietary Assets infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iv) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by BioStar is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and BioStar has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; (v) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material BioStar Proprietary Asset.

     (d) The BioStar Proprietary Assets constitute all the Proprietary Assets reasonably necessary to enable BioStar to conduct its business in the manner in which such business is being conducted and in the manner in which such business is required to be conducted pursuant to the BioStar Contracts which are in effect on the date hereof. Except as set forth in the BioStar Disclosure Schedule, BioStar has not (i) licensed any of the material BioStar Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material BioStar Proprietary Assets or to transact business in any market or geographical area or with any Person.

     2.9 MATERIAL CONTRACTS.

     (a) The BioStar Disclosure Schedule identifies each BioStar Contract that constitutes a "BioStar Material Contract." For purposes of this Agreement, each of the following shall be deemed to constitute a BioStar Material Contract:

          (i) any Contract relating to the employment of, or the performance of services by, any officer or consultant, and any Contract pursuant to which BioStar is or may become obligated to make any severance, termination, bonus or relocation payment or any other payment (other than payments in respect of salary and the grant of standard benefits);

          (ii) any Contract relating to the acquisition, transfer, development, sharing or license of any BioStar Proprietary Asset deemed by BioStar to have material value to BioStar (except for any Contract pursuant to which any Proprietary Asset is licensed to BioStar under any third party software license generally available to the public);

          (iii) any Contract which provides for indemnification of any officer, director, employee or agent;

          (iv) any Contract imposing any restriction on the right or ability of BioStar (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) to develop or distribute any technology, in each case where breach thereof by BioStar would have a Material Adverse Effect on BioStar;

          (v) any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing BioStar with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

          (vi) any Contract requiring that BioStar give any notice, obtain any consent or provide any information to any Person prior to accepting any Acquisition Proposal;

          (vii) any Contract (not otherwise identified in this Section) that (A) has a term of more than 60 days or that may not be terminated by BioStar (without penalty) within 60 days after the delivery of a termination notice by BioStar and (B) that contemplates or involves (I) the payment or delivery of cash or other consideration on or after the date hereof in an amount or having a value in excess of $100,000 in aggregate payments under such Contract, or (II) the performance of services on or after the date hereof having a value in excess of $100,000 in aggregate payments under such Contract;

          (viii) any Contract (A) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, or involving or directly or indirectly benefiting any Governmental Body (including any subcontract or other Contract between BioStar and any contractor or subcontractor to any Governmental Body) and that (B) contemplates or involves (I) the payment or delivery of cash or other consideration on or after the date hereof in an amount or having a value in excess of $100,000 in aggregate payments under such Contract, or (II) the performance of services on or after the date hereof having a value in excess of $100,000 in aggregate payments under such Contract;

          (ix) any open purchase order placed by BioStar requiring future aggregate payments in excess of $100,000; and

          (x) any Contract (not otherwise identified in this Section), if a breach of such Contract could reasonably be expected to have a Material Adverse Effect on BioStar.

     (b) Each BioStar Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth in the BioStar Disclosure Schedule, the aggregate amount payable by BioStar under Contracts that would be BioStar Material Contracts but for the limitations of Sections 2.9(a)(vii)(B) or 2.9(a)(viii)(B) do not exceed $500,000. The aggregate amount payable by BioStar under purchase orders not listed on the BioStar Disclosure Schedule does not exceed $500,000.

     (c) Except as set forth in the BioStar Disclosure Schedule: (i) BioStar has not materially violated or breached, or committed any material default under, any BioStar Material Contract, and, to the best of the knowledge of BioStar, no other Person has materially violated or breached, or committed any material default under, any BioStar Material Contract; (ii) to the best of the knowledge of BioStar, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to (A) result in a material violation or breach of any of the provisions of any BioStar Material Contract, (B) give any Person the right to declare a default or exercise any remedy under any BioStar Material Contract, (C) give any Person the right to a rebate, charge-back, penalty or change in delivery schedule under any BioStar Material Contract, (D) give any Person the right to accelerate the maturity or performance of any BioStar Material Contract, or (E) give any Person the right to cancel, terminate or materially modify any BioStar Material Contract; (iii) since September 30, 1997, BioStar has not received any written notice or other written communication regarding any actual or possible violation or breach of, default under, or intention to terminate, any BioStar Contract except for communication (A) that has subsequently been revoked; or (B) has been received from a complaining party that has not contacted BioStar or otherwise, to the knowledge of BioStar, taken any action with respect to such party's complaint for a period of more than six months following receipt of the communication; and (iv) BioStar has not waived any of its material rights under any BioStar Material Contract, in each case where such breach, default, violation or waiver would have a Material Adverse Effect on BioStar.

     (d) To the best of the knowledge of BioStar, no Person is renegotiating, or has the right to renegotiate, any material amount paid or payable to BioStar under any BioStar Material Contract, or any other material term or provision of any BioStar Material Contract, including termination provisions.

     (e) The BioStar Contracts collectively constitute all of the Contracts necessary to enable BioStar to conduct its business in the manner in which its business is currently being conducted and in the manner in which its business is required to be conducted pursuant to Contracts to which BioStar is a party and which are in effect on the date hereof.

     (f) The BioStar Disclosure Schedule sets forth a list of all claims made under any BioStar Material Contract which are disputed in any material respect or, to BioStar's knowledge, where a dispute as to any material matter has been threatened.

     2.10 LIABILITIES. BioStar has no accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (a) liabilities identified as such in the BioStar Financials; (b) normal and recurring liabilities that have been incurred by BioStar since September 30, 1997 in the ordinary course of business and consistent with past practices; and (c) other liabilities which have not had and could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BioStar.

     2.11 COMPLIANCE WITH LEGAL REQUIREMENTS. BioStar is, and to the best knowledge of BioStar has at all times since inception been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and could not reasonably be expected to have a Material Adverse Effect on BioStar. Since inception, BioStar has not received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any material Legal Requirement.

     2.12 CERTAIN BUSINESS PRACTICES. Neither BioStar nor any director, officer, agent or employee of BioStar has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

     2.13 GOVERNMENTAL AUTHORIZATIONS. BioStar holds all material Governmental Authorizations necessary to enable BioStar to conduct its business in the manner in which its business is currently being conducted. All such Governmental Authorizations are valid and in full force and effect. BioStar is, and to the best knowledge of BioStar, at all times since inception has been, in substantial compliance with the terms and requirements of such Governmental Authorizations. Since inception, BioStar has not received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization or (c) any requirement to apply for or hold Governmental Authorization not held by BioStar, in each case where such violation, revocation, suspension, cancellation, termination or modification would have a Material Adverse Effect on BioStar.

     2.14 TAX MATTERS.

     (a) All Tax Returns required to be filed by or on behalf of BioStar with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "BioStar Returns") have been or will be filed on or before the applicable due date (including any extensions of such due date). All amounts shown on the BioStar Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

     (b) The BioStar Financials fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. BioStar will establish, in the ordinary course of business and consistent with its past practices, quarterly reserves adequate for the payment of all Taxes for the applicable periods from December 31, 1996 through the Closing Date. Since January 1, 1997, no material Tax liability has been incurred other than in the ordinary course of business.

     (c) Except as set forth in the BioStar Disclosure Schedule, no BioStar Return has ever been examined or audited by any Governmental Body. No extension or waiver of the limitation period applicable to any of the BioStar Returns has been granted (by BioStar or any other Person), and no such extension or waiver has been requested from BioStar.

     (d) No claim or Legal Proceeding is pending or, to the best of the knowledge of BioStar, has been threatened in writing against or with respect to BioStar in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by BioStar (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by BioStar and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of BioStar except liens for current Taxes not yet due and payable. BioStar has not entered into nor has it become bound by any agreement or consent pursuant to Section 341(f) of the Code. BioStar has not been, and will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. BioStar is not nor has it been a United States real property holding corporation within the meaning of
Section 897(c)(2) of the Code. BioStar has no liability for the taxes of any other Person.

     (e) Except as set forth in the BioStar Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of BioStar that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to
Section 280G or Section 162 of the Code. BioStar is not, nor has it ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract (other than a Contract entered into in the ordinary course of business in connection with the purchase or sale of inventory or supplies).

     2.15 EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS.

     (a) The BioStar Disclosure Schedule identifies each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan or program (collectively, the "BioStar Plans") sponsored, maintained, contributed to or required to be contributed to by BioStar for the benefit of any current or former employee of BioStar.

     (b) No BioStar Plan is subject to Title IV of ERISA, Part 3 of Title I of ERISA or Section 412 of the Code, and no BioStar Plan constitutes a "multi-employer plan" (as defined in Section 3(37) of ERISA).

     (c) With respect to each BioStar Plan, BioStar has made available to
Cortech: (i) an accurate and complete copy of each such BioStar Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report, if required under ERISA, with respect to such BioStar Plans for the last two plan years; (iii) an accurate and complete copy of the most recent summary plan description, together with each summary of material modifications thereto, if required under ERISA, with respect to such BioStar Plans, (iv) if such BioStar Plans are funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto); (v) accurate and complete copies of all Contracts relating to such BioStar Plans, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and record-keeping agreements; and (vi) an accurate and complete copy of the most recent determination, opinion, notification or advisory letter received from the Internal Revenue Service with respect to such BioStar Plans (if such BioStar Plans are intended to be qualified under Section 401(a) of the Code).

     (d) BioStar has no plan or commitment to create any additional Plan, or to modify or change any existing Plan (other than to comply with applicable law) in a manner that would create any material liability for BioStar.

     (e) No BioStar Plan provides death, medical or health benefits coverage (whether or not insured) with respect to any current or former employee of BioStar after any such employee's termination of service (other than (i) benefit coverage mandated by applicable law, including coverage provided pursuant to
Section 4980B of the Code ("COBRA"), (ii) deferred compensation benefits accrued as liabilities on the BioStar Financials, and (iii) benefits the full costs of which are borne by current or former employees of BioStar (or the employees' beneficiaries)).

     (f) With respect to any BioStar Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of COBRA have been complied with in all material respects. The BioStar Disclosure Schedule lists all qualified beneficiaries under COBRA with respect to all such BioStar Plans.

     (g) Each of the BioStar Plans has been operated and administered in all material respects in accordance with its terms and applicable Legal Requirements, including but not limited to ERISA and the Code.

     (h) All material contributions, premiums or other payments due from BioStar to (or under) any BioStar Plan have been fully paid or adequately provided for on the books and financial statements of BioStar.

     (i) Each of the BioStar Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion, notification or advisory letter from the Internal Revenue Service, and BioStar is not aware of any reason why any such letter should be revoked.

     (j) Except as set forth in the BioStar Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former employee or director of BioStar (whether or not under any BioStar Plan), or materially increase the benefits payable under any BioStar Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

     (k) The BioStar Disclosure Schedule contains a list of the ten employees with the highest salaries of BioStar as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. BioStar is not a party to any collective bargaining contract or other Contract with a labor union involving any of its employees. To the best knowledge of BioStar, all of the employees of BioStar are "at will" employees.

     (l) The BioStar Disclosure Schedule identifies each Employee who is not fully available to perform work because of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service.

     (m) BioStar is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters and the classification of independent contractors and workers.

     2.16 ENVIRONMENTAL MATTERS. BioStar is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by BioStar of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. BioStar has not received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that BioStar is not in compliance with any Environmental Law. To the knowledge of BioStar without further inquiry, no current or prior owner of any property leased or controlled by BioStar has received any notice or other communication (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or BioStar is not in compliance with any Environmental Law. To the best knowledge of BioStar, all property that is leased to, controlled by or used by BioStar, and all surface water, groundwater and soil associated with or adjacent to such property is in clean and healthful condition and is free of any material environmental contamination of any nature. To the best knowledge of BioStar, BioStar has not disposed of, emitted, discharged, handled, stored, transported, used or released any Materials of Environmental Concern, arranged for the disposal, discharge, storage or release of any Materials of Environmental Concern, or exposed any employee or other individual to any Materials of Environmental Concern or condition so as to give rise to any material liability or material corrective or remedial obligation under any Environmental Laws.

     2.17 INSURANCE. BioStar has delivered to Cortech a summary of all material insurance policies and all material self-insurance programs relating to the business, assets and operations of BioStar and has made available to Cortech copies of the policies. Each of such insurance policies is in full force and effect. Since September 30, 1997, BioStar has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Except as set forth in the BioStar Disclosure Schedule, there is no pending claim (including any workers' compensation claim) other than routine claims for benefits under any BioStar Plan under or based upon any insurance policy of BioStar.

     2.18 TRANSACTIONS WITH AFFILIATES.

     (a) Since December 31, 1996, except as set forth in the BioStar Disclosure Schedule, no event has occurred that would be required to be reported by BioStar pursuant to Item 404 of Regulation S-K promulgated by the SEC if BioStar was a reporting company. The BioStar Disclosure Schedule identifies each Person who is an "affiliate" (as that term is used in Rule 145 under the Securities Act) of BioStar as of the date of this Agreement.

     (b) The BioStar Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all outstanding loans and advances made by BioStar to any employee, director, consultant or independent contractor other than routine travel advances and advances made for relocation purposes made to employees in the ordinary course of business.

     2.19 LEGAL PROCEEDINGS; ORDERS.

     (a) There is no pending Legal Proceeding, and (to the best of the knowledge of BioStar) no Person has threatened to commence any Legal Proceeding: (i) that involves BioStar or any of the assets owned or used by BioStar; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the best of the knowledge of BioStar, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding that would reasonably be expected to have a Material Adverse Effect on BioStar.

     (b) There is no material order, writ, injunction, judgment or decree to which BioStar, or any of the assets owned or used by BioStar, is subject. To the best of the knowledge of BioStar, no officer or key employee of

BioStar is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of BioStar.

     2.20 AUTHORITY; BINDING NATURE OF AGREEMENT. BioStar has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement. The board of directors of BioStar (at a meeting duly called and held) has unanimously (a) determined that the Merger is advisable and fair and in the best interests of BioStar and its stockholders,
(b) authorized and approved the execution, delivery and performance of this Agreement by BioStar and unanimously approved the Merger, and (c) recommended the approval of this Agreement and the Merger by the holders of BioStar Common Stock and BioStar Preferred Stock and directed that this Agreement and the Merger be submitted for consideration by the BioStar stockholders at a BioStar Stockholders' Meeting (as defined in Section 5.2). This Agreement constitutes the legal, valid and binding obligation of BioStar, enforceable against BioStar in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     2.21 NO EXISTING DISCUSSIONS. BioStar has terminated any existing discussions with any Person that relate to any Acquisition Proposal. Neither BioStar, nor any Representative of BioStar, is currently engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

     2.22 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of BioStar Common Stock and BioStar Preferred Stock (voting on an as-converted basis) outstanding on the BioStar Record Date, voting together as a single class, and the affirmative vote of the holders of a majority of the shares of each series of BioStar Preferred Stock outstanding on the BioStar Record Date, voting as separate classes (the "Required BioStar Stockholder Vote") are the only votes of the holders of any class or series of BioStar's capital stock necessary to approve this Agreement, the Merger, the BioStar Charter Amendment, and the other transactions contemplated by this Agreement.

     2.23 NON-CONTRAVENTION; CONSENTS. Neither (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

          (a) contravene, conflict with or result in a violation of (i) any of the provisions of the Certificate of Incorporation, Bylaws or other charter or organizational documents of BioStar, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of BioStar;

          (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which BioStar, or any of the assets owned or used by BioStar, is subject, if the result would have a Material Adverse Effect on BioStar;

          (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by BioStar or that otherwise relates to the business of BioStar or to any of the assets owned or used by BioStar, if the result would have a Material Adverse Effect on BioStar;

          (d) contravene, conflict with or result in a violation or material breach of, or result in a default (or an event which with notice or lapse of time or both would become a default) under, any provision of any BioStar Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such BioStar Material Contract, (ii) a rebate, charge-back, penalty or change in delivery schedule under any such BioStar Material Contract, (iii) accelerate the maturity or performance of any such BioStar Material Contract, or (iv) cancel, terminate or materially modify any term of such BioStar Material Contract, if the result would have a Material Adverse Effect on BioStar; or

          (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by BioStar (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of BioStar).

     Except as may be set forth in the BioStar Disclosure Schedule or as required by the Exchange Act, the DGCL and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Joint Proxy Statement) BioStar is not, nor will it be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

     2.24 FINANCIAL ADVISOR. Except for Lehman Brothers, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of BioStar. BioStar has furnished to Cortech accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other arrangements relating to the engagement of Lehman Brothers.

     2.25 FULL DISCLOSURE. This Agreement (including the BioStar Disclosure Schedule) does not, and the certificate referred to in Section 6.6(c) will not,
(i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

3. REPRESENTATIONS AND WARRANTIES OF CORTECH AND MERGER SUB

     Cortech and Merger Sub represent and warrant to BioStar, except as set forth in the Cortech Disclosure Schedule or the Cortech SEC Documents (as defined in Section 3.4 below) as follows (and notwithstanding any particular reference in a representation or warranty to the Cortech SEC Documents or Cortech Disclosure Schedule):

     3.1 DUE ORGANIZATION, SUBSIDIARIES, ETC.

     (a) Each of Cortech and its Subsidiaries (collectively, the "Cortech Corporations"), is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease and use its assets in the manner in which its assets are currently owned, leased and used; and (iii) to perform its obligations under all contracts by which it is bound. Each of the Cortech Corporations is qualified to do business as foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification except in jurisdictions where the failure to so qualify, individually and in the aggregate, would not have a Material Adverse Effect.

     (b) Cortech has no Subsidiaries, except for the corporation identified in the Cortech Disclosure Schedule; and neither Cortech nor the corporation identified in the Cortech Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity other than the Entities identified in the Cortech Disclosure Schedule. None of the Cortech Corporations has agreed or is obligated to make or is bound by any Contract under which it is obligated to make, any future investment in or capital contribution to any other Entity. None of the Cortech Corporations has, at any time, been a general partner of any general partnership, limited partnership, or other Entity.

     3.2 CERTIFICATE/CERTIFICATE OF INCORPORATION AND BYLAWS. Cortech has delivered to BioStar complete and accurate copies of the Certificate of Incorporation, Bylaws, and other charter and organizational documents of the respective Cortech Corporations, including all amendments thereto.

     3.3 CAPITALIZATION, ETC.

     (a) The authorized capital stock of Cortech consists of: (i) 50,000,000 shares of Cortech Common Stock, par value $0.002, of which, as of November 30, 1997 18,523,918 shares were issued and outstanding and no shares were held in its treasury, and (ii) 2,000,000 shares of Cortech Preferred Stock, par value $0.002, none of which were issued and outstanding or held in its treasury as of November 30, 1997. All of the outstanding shares of Cortech Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Cortech Disclosure Schedule: (i) none of the outstanding shares of Cortech Common Stock is entitled or subject to any preemptive right, right of participation in future financings, right to maintain a percentage ownership position, or any similar right; (ii) none of the outstanding shares of Cortech Common Stock is subject to any right of first refusal in favor of Cortech; and (iii) there is no Cortech Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Cortech Common Stock. None of the Cortech Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Cortech Common Stock or any other securities of any Cortech Corporation, other than the stockholder rights plan disclosed pursuant to Section 3.3(c) hereof. The authorized capital of Merger Sub consists of 100 shares of Common Stock, par value $.001 per share, 10 shares of which are issued and outstanding and are held beneficially, and of record, by Cortech.

     (b) As of November 30, 1997: (i) 376,662 shares of Cortech Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under Cortech's Amended and Restated 1986 Incentive Stock Option Plan, (ii) no shares of Cortech Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under Cortech's 1991 Non-employee Directors' Stock Option Plan, (iii) 207,815 shares of Cortech Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under Cortech's Amended and Restated 1992 Non-employee Directors' Stock Option Plan, (iv) 333,682 shares of Cortech Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under Cortech's 1993 Equity Incentive Plan, and (v) 108,236 shares of Cortech Common Stock are reserved for future issuance under Cortech's 1993 Employee Stock Purchase Plan (the "Cortech ESPP"). The Cortech Disclosure Schedule sets forth the following information with respect to each Cortech Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Cortech Option was granted; (ii) the name of the optionee; (iii) the number of shares of Cortech Common Stock subject to such Cortech Option; (iv) the exercise price of such Cortech Option; (v) the date on which such Cortech Option was granted; and
(vi) the extent to which such Cortech Option is vested and exercisable as of November 30, 1997. Cortech has delivered to BioStar accurate and complete copies of all stock option plans and forms of option grant pursuant to which Cortech has granted any outstanding stock options. Cortech has reserved 709,688 shares of Cortech Common Stock for issuance upon exercise of warrants. The Cortech Disclosure Schedule sets forth the following information with respect to the outstanding warrant to purchase Cortech Common Stock: (1) the name of the holder of such warrant; (2) the number of shares of Cortech Common Stock subject to such warrant; (3) the exercise price of such warrant; (4) the date on which such warrant was issued; and (5) the date on which such warrant expires. Cortech has delivered to BioStar an accurate and complete copy of such warrant.

     (c) Except as set forth in the Cortech Disclosure Schedule, there is no:
(i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Cortech or any other Cortech Corporation; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Cortech or any other Cortech Corporation; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Cortech or any other Cortech Corporation is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may reasonably give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Cortech or any other Cortech Corporation. There are no bonds, debentures, notes or other indebtedness of Cortech outstanding having the right to vote (or convertible into securities having the right to vote) on any matters on which the stockholders of the Cortech have the right to vote.

     (d) All outstanding securities of all of the Cortech Corporations, including shares of Cortech Common Stock, all outstanding Cortech Options, all outstanding warrants to purchase Cortech Common Stock, all outstanding rights under the Cortech ESPP and all outstanding shares of capital stock of each subsidiary of Cortech have been issued and granted in all material respects in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

     (e) All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, are fully paid and nonassessable and (other than the capital stock of Cortech) are owned beneficially and of record by Cortech, free and clear of any Encumbrances.

     3.4 SEC FILINGS; FINANCIAL STATEMENTS.

     (a) Cortech has made available to BioStar accurate and complete copies (excluding copies of exhibits) of all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by Cortech with the SEC since September 30, 1993 (the "Cortech SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by Cortech with the SEC have been so filed by Cortech on a timely basis with the exception of the 1997 Annual Meeting Proxy Statement. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Cortech SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and
(ii) none of the Cortech SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) The consolidated financial statements (including any related notes) contained in the Cortech SEC Documents (the "Cortech Financial Statements"): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments which will not, individually or in the aggregate, be material in amount); and (iii) fairly present the financial position of Cortech as of the respective dates thereof and the results of operations and cash flows of Cortech for the periods covered thereby.

     (c) Since September 30, 1997, Cortech and its subsidiaries have not incurred any liabilities of the type required under GAAP to be recorded on a balance sheet or in the footnotes thereto except liabilities incurred in the ordinary course of business.

     3.5 ABSENCE OF CHANGES. Since September 30, 1997:

     (a) there has not been any Material Adverse Effect on the business, condition, capitalization, assets, liabilities, operations or financial performance of the Cortech Corporations, and no event has occurred that could reasonably be expected to have a Material Adverse Effect on the Cortech Corporations;

     (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of the Cortech Corporations which are necessary for the conduct of Cortech's business as currently conducted (whether or not covered by insurance);

     (c) there has not been any transaction, commitment, or other event or condition (financial or otherwise) which would be prohibited by Section 4.3(b)(i), (iv), (ix), (x) or (xi) if it were to be effected, accepted or were to take place between the date hereof and the Effective Time.

     3.6 TITLE TO ASSETS. Except as set forth in the Cortech Disclosure Schedule or the Cortech SEC Documents, the Cortech Corporations own, and have good, valid and marketable title to, all assets purported to be owned by them, including: all assets reflected in their books and records as being owned by the Cortech

Corporations. All of said assets are owned by the Cortech Corporations free and clear of any Encumbrances, except for (a) any lien for current taxes not yet due and payable, (b) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Cortech Corporations, and (c) liens described in the Cortech Disclosure Schedule.

     3.7 REAL PROPERTY; EQUIPMENT; LEASEHOLD. Except as described in the Cortech Disclosure Schedule or the Cortech SEC Documents:

     (a) None of the Cortech Corporations owns any real property or any material interest in real property, except for the leasehold created under real property leases set forth in the Cortech Disclosure Schedule. Complete and correct copies of such leases have previously been delivered to BioStar by Cortech.

     (b) All material items of equipment and other tangible assets owned by or leased to the Cortech Corporations are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are reasonably adequate for the conduct of the business of the Cortech Corporations in the manner in which such business is currently being conducted and in the manner in which such business is required to be conducted pursuant to Cortech Contracts and which are in effect on the date hereof.

     3.8 PROPRIETARY ASSETS.

     (a) The Cortech SEC Documents describe each Proprietary Asset owned by Cortech and deemed by Cortech to have material value to Cortech. Except as disclosed in the Cortech SEC Documents, Cortech has good title to such Proprietary Assets and has no obligation to make any material ongoing royalty or other payment to any Person in respect thereto. Any limitation on the right of Cortech to use or exploit a Cortech Proprietary Asset deemed by Cortech to have material value to Cortech has been disclosed in the Cortech SEC Documents.

     (b) The Cortech Corporations have taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all Cortech Proprietary Assets (except Cortech Proprietary Assets whose value would be unimpaired by disclosure). Except where the failure to obtain such agreements would not impair the value of any Cortech Proprietary Asset, the Cortech Corporations have obtained, from all current and former employees of the Cortech Corporations and from all current and former consultants and independent contractors to the Cortech Corporations, signed agreements appropriately restricting the use and disclosure of the Cortech Proprietary Assets, and providing for assignment to the Cortech Corporations of the Cortech Proprietary Assets developed by such employees and consultants.

     (c) To the best of the knowledge of Cortech: (i) all patents, patent applications, registered trademarks, registered service marks and registered copyrights held by any of the Cortech Corporations and deemed by Cortech to have material value to Cortech were filed and were and have been prosecuted in good faith and in compliance with all applicable Legal Requirements; (ii) there has not been any claim, action or proceeding, and there is no pending or threatened claim, action or proceeding relating to any registration or filing of a Cortech Proprietary Asset; (iii) none of the Cortech Proprietary Assets infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iv) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Cortech Proprietary Asset.

     (d) The Cortech Proprietary Assets constitute all of the Proprietary Assets reasonably necessary to enable the Cortech Corporations to conduct their businesses in the manner in which such businesses are being conducted and in the manner in which such businesses are required to be conducted pursuant to Contracts to which Cortech is a party and which are in effect on the date hereof. Except as set forth in the Cortech Disclosure Schedule or the Cortech SEC Documents, none of the Cortech Corporations has (i) licensed any of the material Cortech Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Cortech Proprietary Assets or to transact business in any market or geographical area or with any Person.

     3.9 MATERIAL CONTRACTS.

     (a) The Cortech Disclosure Schedule identifies each Cortech Corporation Contract that constitutes a "Cortech Material Contract." For purposes of this Agreement, each of the following shall be deemed to constitute a Cortech Material Contract:

          (i) any Contract relating to the employment of, or the performance of services by, any officer or consultant, and any Contract pursuant to which any of the Cortech Corporations is or may become obligated to make any severance, termination, bonus or relocation payment or any other payment (other than payments in respect of salary and the grant of standard benefits);

          (ii) any Contract relating to the acquisition, transfer, development, sharing or license of any Proprietary Asset deemed by Cortech to have material value to Cortech (except for any Contract pursuant to which any Proprietary Asset is licensed to the Cortech Corporations under any third party software license generally available to the public);

          (iii) any Contract which provides for indemnification of any officer, director, employee or agent;

          (iv) any Contract imposing any restriction on the right or ability of Cortech (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) to develop or distribute any technology, in each case where breach thereof by Cortech would have a Material Adverse Effect on Cortech;

          (v) any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing Cortech with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

          (vi) any Contract requiring that Cortech give any notice, obtain any consent or provide any information to any Person prior to accepting any Acquisition Proposal;

          (vii) any Contract (not otherwise identified in this Section) that (A) has a term of more than 60 days or that may not be terminated by a Cortech Corporation (without penalty) within 60 days after the delivery of a termination notice by such Cortech Corporation and (B) that contemplates or involves (I) the payment or delivery of cash or other consideration on or after the date hereof in an amount or having a value in excess of $100,000 in aggregate payments under such Contract, or (II) the performance of services on or after the date hereof having a value in excess of $100,000 in aggregate payments under such Contract;

          (viii) any Contract (A) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, or involving or directly or indirectly benefiting any Governmental Body (including any subcontract or other Contract between BioStar and any contractor or subcontractor to any Governmental Body) and (B) that contemplates and involves (I) the payment or delivery of cash or other consideration on or after the date hereof in an amount or having a value in excess of $100,000 in aggregate payments under such Contract, or (B) the performance of services on or after the date hereof having a value in excess of $100,000 in aggregate payments under such Contract;

          (ix) any open purchase order placed by a Cortech Corporation requiring future aggregate payments in excess of $100,000;

          (x) any other Contract (not otherwise identified in this Section), if a breach of such Contract could reasonably be expected to have a Material Adverse Effect on any of the Cortech Corporations.

     (b) Each Cortech Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The aggregate amount payable by the Cortech Corporations under Contracts that would be Cortech Material Contracts but for the limitations of Sections 3.9(a)(vii)(B) or 3.9(a)(viii)(B) do not exceed

$50,000. The aggregate amount payable by the Cortech Corporations under purchase orders not listed on the Cortech Disclosure Schedule does not exceed $50,000.

     (c) Except as set forth in the Cortech Disclosure Schedule: (i) none of the Cortech Corporations has materially violated or breached, or committed any material default under, any Cortech Material Contract, and, to the best of the knowledge of Cortech, no other Person has materially violated or breached, or committed any material default under, any Cortech Material Contract; (ii) to the best of the knowledge of Cortech, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to (A) result in a material violation or breach of any of the provisions of any Cortech Material Contract, (B) give any Person the right to declare a default or exercise any remedy under any Cortech Material Contract,
(C) give any Person the right to a rebate, charge-back, penalty or change in delivery schedule under any Cortech Material Contract, (D) give any Person the right to accelerate the maturity or performance of any Cortech Material Contract, or (E) give any Person the right to cancel, terminate or materially modify any Cortech Material Contract; (iii) since September 30, 1997, none of the Cortech Corporations has received any written notice or other written communication regarding any actual or possible violation or breach of, default under, or any intention to terminate, any Cortech Contract, except for communication (A) that has subsequently been revoked; or (B) has been received from a complaining party that has not contacted Cortech or otherwise, to Cortech's knowledge, taken any action with respect to such party's complaint for a period of more than six months following receipt of the communication; and
(iv) none of the Cortech Corporations has waived any of its material rights under any Cortech Material Contract, in each case where such breach, default, violation or waiver would have a Material Adverse Effect on Cortech.

     (d) To the best of the knowledge of Cortech, no Person is renegotiating, or has the right to renegotiate, any material amount paid or payable to the Cortech Corporations under any Cortech Material Contract, or any other material term or provision of any Cortech Material Contract, including termination provisions.

     (e) The Cortech Material Contracts and other Contracts of the Cortech Corporations collectively constitute all of the Contracts necessary to enable the Cortech Corporations to conduct their respective businesses in the manner in which their businesses are currently being conducted and in the manner in which such businesses are required to be conducted pursuant to Contracts to which Cortech is a party and which are in effect on the date hereof.

     (f) The Cortech Disclosure Schedule sets forth a list of all claims made under any Cortech Material Contract which are disputed in any material respect or, to Cortech's knowledge, where a dispute as to any material matter has been threatened.

     3.10 LIABILITIES. None of the Cortech Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (a) liabilities identified as such in the Cortech Financial Statements; (b) normal and recurring liabilities that have been incurred by the Cortech Corporations since September 30, 1997 in the ordinary course of business and consistent with past practices; and (c) other liabilities which have not had and could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Cortech Corporations.

     3.11 COMPLIANCE WITH LEGAL REQUIREMENTS. Each of the Cortech Corporations is, and, to the best knowledge of Cortech, has at all times since inception been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and could not reasonably be expected to have, a Material Adverse Effect on the Cortech Corporations. Since inception, none of the Cortech Corporations has received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any material Legal Requirement.

     3.12 CERTAIN BUSINESS PRACTICES. None of the Cortech Corporations nor any director, officer, agent or employee of any of the Cortech Corporations has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

     3.13 GOVERNMENTAL AUTHORIZATIONS. The Cortech Corporations hold all material Governmental Authorizations necessary to enable them to conduct their respective businesses in the manner in which such businesses are currently being conducted. All such Governmental Authorizations are valid and in full force and effect. Each Cortech Corporation is, and to the best knowledge of Cortech, at all times since inception has been, in substantial compliance with the terms and requirements of such Governmental Authorizations. To the best knowledge of Cortech, since inception, none of the Cortech Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization or (c) any requirement to apply for or hold a Governmental Authorization not held by Cortech, in each case where such violation, revocation, suspension, cancellation, termination or modification would have a Material Adverse Effect on Cortech.

     3.14 TAX MATTERS.

     (a) All Tax Returns required to be filed by or on behalf of the respective Cortech Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Cortech Returns") have been or will be filed on or before the applicable due date (including any extensions of such due date). All amounts shown on the Cortech Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

     (b) The Cortech Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. Each Cortech Corporation will establish, in the ordinary course of business and consistent with its past practices, quarterly reserves adequate for the payment of all Taxes for the applicable periods from December 31, 1996 through the Closing Date. Since January 1, 1997 no material Tax liability has been incurred other than in the ordinary course of business.

     (c) Except as set forth in the Cortech Disclosure Schedule, no Cortech Return has ever been examined or audited by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Cortech Returns has been granted (by Cortech or any other Person), and no such extension or waiver has been requested by the Cortech Corporations.

     (d) No claim or Legal Proceeding is pending or, to the best of the knowledge of Cortech, has been threatened in writing against or with respect to any Cortech Corporation in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Cortech Corporation (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Cortech Corporation and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of any of the Cortech Corporations except liens for current Taxes not yet due and payable. None of the Cortech Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of the Cortech Corporations has been, and none of the Cortech Corporations will be required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. None of the Cortech Corporations is nor has been a United States real property holding corporation within the meaning of Section 847(c)(2) of the Code. No Cortech Corporation has liabilities for the Taxes of any other Person.

     (e) Except as set forth in the Cortech Disclosure Schedule or the Cortech SEC Documents, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Cortech Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or

Section 162 of the Code. None of the Cortech Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract (other than a Contract entered into in the ordinary course of business in connection with the purchase or sale of inventory or supplies).

     3.15 EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS.

     (a) The Cortech Disclosure Schedule or the Cortech SEC Documents identifies salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefit, profit-sharing, pension or retirement plan, program or agreement (collectively, the "Cortech Plans") sponsored, maintained, contributed to or required to be contributed to by any of the Cortech Corporations for the benefit of any current of former employee of each Cortech Corporation.

     (b) No Cortech plan is subject to Title IV of ERISA, Part 3 of Title I of ERISA or Section 412 of the Code, and no Cortech Plan constitutes a "multi-employer plan" (as defined in Section 3(37) of ERISA).

     (c) With respect to each Cortech Plan, Cortech has made available to
BioStar: (i) an accurate and complete copy of each such Cortech Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report, if required under ERISA, with respect to such Cortech Plans for the last two plan years; (iii) an accurate and complete copy of the most recent summary plan description, together with each summary of material modifications thereto, if required under ERISA, with respect to such Cortech Plans; (iv) if such Cortech Plans are funded through a trust or a third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto); (v) accurate and complete copies of all Contracts relating to such Cortech Plans, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and record-keeping agreements; and (vi) an accurate and complete copy of the most recent determination, opinion, notification or advisory letter received from the Internal Revenue Service with respect to such Cortech Plans (if such Cortech Plans are intended to be qualified under Section 401(a) of the Code).

     (d) Cortech has no plan or commitment to create any additional Plan, or to modify or change any existing Plan (other than to comply with applicable law) in a manner that would create any material liability for any of the Cortech Corporations.

     (e) No Cortech Plan provides death, medical or health benefits coverage (whether or not insured) with respect to any of its current or former employees after any such employee's termination of service (other than (i) benefit coverage mandated by applicable law, including coverage provided pursuant to
Section 4980B of the Code, (ii) deferred compensation benefits accrued as liabilities on the most recent financial statements included in the Cortech SEC filings, and (iii) benefits the full cost of which are borne by such current or former employees (or the employees' beneficiaries)).

     (f) With respect to any Cortech Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, COBRA has been complied with in all material respects. The Cortech Disclosure Schedule lists all qualified beneficiaries under COBRA with respect to all such Cortech Plans.

     (g) Each of the Cortech Plans has been operated and administered in all material respects in accordance with its terms and applicable Legal Requirements, including but not limited to ERISA and the Code.

     (h) All material contributions, premiums or other payments due from any of the Cortech Corporations to (or under) any Cortech Plan have been fully paid or adequately provided for on the books and financial statements of the Cortech Corporations.

     (i) Each of the Cortech Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion, notification or advisory letter from the Internal Revenue Service, and Cortech is not aware of any reason why any such letter should be revoked.

     (j) Except as set forth in the Cortech Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any of Cortech's current or former employees or directors (whether or not under any Cortech Plan), or materially increase the benefits payable under any Cortech Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

     (k) Cortech is not a party to any collective bargaining contract or other Contract with a labor union involving any of its employees. To the best knowledge of Cortech, all of Cortech's employees are "at will" employees.

     (l) Each Cortech Corporation is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters and the classification of independent contractors and workers.

     3.16 ENVIRONMENTAL MATTERS. Each of the Cortech Corporations is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each of the Cortech Corporations of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. None of the Cortech Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any of the Cortech Corporations is not in compliance with any Environmental Law, and, to the best of the knowledge of Cortech, there are no circumstances that may prevent or interfere with the compliance by any of the Cortech Corporations with any Environmental Law in the future. To the knowledge of Cortech without further inquiry, no current or prior owner of any property leased or controlled by any of the Cortech Corporations has received any notice or other communications (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any of the Cortech Corporations is not in compliance with any Environmental Law. To the best of the knowledge of Cortech, all property that is leased to, controlled by or used by Cortech, and all surface water, groundwater and soil associated with or adjacent to such property is in clean and healthful condition and is free of any material environmental contamination of any nature. To the best knowledge of Cortech, none of the Cortech Corporations has disposed of, emitted, discharged, handled, stored, transported, used or released any Materials of Environmental Concern, arranged for the disposal, discharge, storage or release of any Materials of Environmental Concern, or exposed any employee or other individual to any Materials of Environmental Concern or condition so as to give rise to any material liability or material corrective or remedial obligation under any Environmental Laws.

     3.17 INSURANCE. Cortech has delivered to BioStar a summary of all material insurance policies and all material self-insurance programs relating to the business, assets and operations of the respective Cortech Corporations and has made available to BioStar copies of the polices. Each of such insurance policies is in full force and effect. Since September 30, 1997, none of the Cortech Corporations has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Except as set forth in the Cortech Disclosure Schedule, there is no pending claim (including any workers' compensation claim) other than routine claims for benefits under any Cortech Plan, under or based upon any insurance policy of any of the Cortech Corporations.

     3.18 TRANSACTIONS WITH AFFILIATES.

     (a) Except as set forth in the Cortech SEC Reports, since the date of Cortech's last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Cortech pursuant to Item 404 of Regulation S-K promulgated by the SEC. The Cortech Disclosure Schedule identifies each Person who is an "affiliate" (as that term is used in Rule 145 under the Securities Act) of Cortech and who beneficially owns more than one percent of the outstanding voting capital stock of Cortech as of the date of this Agreement.

     (b) The Cortech Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all outstanding loans and advances made by any of the Cortech Corporations to any employee, director, consultant or independent contractor other than routine travel advances and advances made for relocation purposes made to employees in the ordinary course of business.

     3.19 LEGAL PROCEEDINGS; ORDERS.

     (a) There is no pending Legal Proceeding, and (to the best of the knowledge of Cortech) no Person has threatened to commence any Legal Proceeding: (i) that involves Cortech or any of the assets owned or used by Cortech or any of the Cortech Corporations; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the best of the knowledge of Cortech, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding that would reasonably be expected to have a Material Adverse Effect on the Cortech Corporations.

     (b) There is no material order, writ, injunction, judgment or decree to which any of the Cortech Corporations, or any of the assets owned or used by any of the Cortech Corporations, is subject. To the best of the knowledge of Cortech, no officer or key employee of the Cortech Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Cortech Corporations.

     3.20 AUTHORITY; BINDING NATURE OF AGREEMENT. Cortech and Merger Sub have the absolute and unrestricted right, power and authority to enter into and to perform their obligations under this Agreement. The board of directors of Cortech (at a meeting duly called and held) has unanimously (a) determined that the Merger is advisable and fair and in the best interests of Cortech and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by Cortech and approved the Merger as sole stockholder of Merger Sub, (c) recommended the approval of the issuance of Cortech Common Stock in the Merger by the holders of Cortech Common Stock, and directed that such issuance be submitted for consideration by Cortech's stockholders at the Cortech Stockholders' Meeting (as defined in Section 5.3) and the board of directors of Merger Sub has duly authorized by all necessary action the execution, delivery and performance by Merger Sub of this Agreement. This Agreement constitutes the legal, valid and binding obligation of Cortech and Merger Sub, enforceable against Cortech and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     3.21 NO EXISTING DISCUSSIONS. Cortech has terminated any existing discussions with any Person that relate to any Acquisition Proposal. None of the Cortech Corporations, and no Representative of any of the Cortech Corporations, is currently engaged, directly or indirectly, in any discussions or negotiations with any Person (other than BioStar) relating to any Acquisition Proposal.

     3.22 VOTE REQUIRED. The affirmative vote of the holders of a majority of the total votes cast at a meeting of the Cortech stockholders at which a quorum is present (the "Required Cortech Stockholder Merger Vote"), is the only vote of the holders of any class or series of Cortech's capital stock necessary to approve the issuance of Cortech Common Stock in the Merger. The affirmative vote of the holders of a majority of the outstanding shares of Cortech Common Stock entitled to vote at the Cortech Stockholders Meeting is the only vote of the holder of any class or series of Cortech's capital stock necessary to approve the Cortech Charter Amendment (the "Required Cortech Stockholder Charter Vote).

     3.23 NON-CONTRAVENTION; CONSENTS. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

          (a) contravene, conflict with or result in a violation of (i) any of the provisions of Cortech's Certificate of Incorporation, Bylaws or other charter or organizational documents of any of the Cortech

     Corporations, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Cortech Corporations;

          (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Cortech Corporations, or any of the assets owned or used by any of the Cortech Corporations, is subject, if the result would have a Material Adverse Effect on Cortech;

          (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Cortech or that otherwise relates to Cortech's business or to any of the assets owned or used by any of the Cortech Corporations, if the result would have a Material Adverse Effect on Cortech;

          (d) contravene, conflict with or result in a violation or material breach of, or result in a default (or an event which with notice or lapse of time or both would become a default) under, any provision of any Cortech Contract that is or would constitute a Cortech Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Cortech Material Contract, (ii) a rebate, charge-back, penalty or change in delivery schedule under any such Cortech Material Contract, (iii) accelerate the maturity or performance of any such Cortech Material Contract, or (iv) cancel, terminate or materially modify any term of such Cortech Material Contract, if the result would have a Material Adverse Effect on Cortech; or

          (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Cortech Corporations (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Cortech Corporations).

     Except as may be required by the Exchange Act, the DGCL, and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Joint Proxy Statement) none of the Cortech Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

     3.24 FAIRNESS OPINION. Cortech's board of directors has received the written opinion of Cowen, financial advisor to Cortech, dated as of the date of this Agreement, to the effect that the terms of the Merger are fair to Cortech from a financial point of view.

     3.25 VALID ISSUANCE; RESERVATION OF SHARES. The Cortech Common Stock to be issued in the Merger in exchange for BioStar Common Stock and BioStar Preferred Stock and to be issued upon exercise or conversion of all BioStar Options, BioStar Warrants, the Contingent Instrument and the Convertible Notes will, when issued in accordance with the provisions of this Agreement and the terms of such BioStar Options, BioStar Warrants, Contingent Instrument and Convertible Notes, be validly issued, fully paid and nonassessable. Cortech's board of directors has duly reserved by all necessary action the Cortech Common Stock issuable upon exercise or conversion of such BioStar Options, BioStar Warrants, Contingent Instrument and Convertible Notes.

     3.26 FINANCIAL ADVISOR. Except for Cowen, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Cortech Corporations. Cortech has furnished to BioStar accurate and complete copies of all agreements under which any such fees, commissions, or other amounts have been paid or may become payable and all indemnification and other arrangements relating to the engagement of Cowen.

     3.27 FULL DISCLOSURE. This Agreement (including the Cortech Disclosure Schedule) does not, and the certificate referred to in Section 7.5(c) will not,
(i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

     3.28 CASH POSITION. The Cortech Disclosure Schedule sets forth the projected cash position of Cortech as of December 31, 1997 and March 31, 1998 and, if the Closing shall not have theretofore occurred, projected expenses for the months of April and May 1998 (the "Cortech Cash Projection").

4. CERTAIN COVENANTS OF THE PARTIES

     4.1 ACCESS AND INVESTIGATION; CONFIDENTIALITY.

     (a) During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), BioStar and Cortech each shall, and BioStar and Cortech shall cause the respective Representatives of BioStar and the Cortech Corporations to: (a) provide each other and their respective Representatives with reasonable access to each others' and their Subsidiaries' respective Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to each other and to their Subsidiaries; and (b) provide each other and their respective Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to each other and their Subsidiaries, and with such additional financial, operating and other data and information regarding each other and their Subsidiaries, as Cortech and BioStar may reasonably request.

     (b) Each of the parties hereto hereby agrees to and reaffirms the terms and provisions of the Mutual Nondisclosure Agreement between Cortech and BioStar executed as of October 31, 1997 (the "Nondisclosure Agreement").

     4.2 OPERATION OF BIOSTAR'S BUSINESS.

     (a) During the Pre-Closing Period: (i) BioStar shall conduct its business and operations (A) in the ordinary course and in accordance with past practices or the operating plan previously delivered by BioStar to Cortech and (B) in compliance with all applicable Legal Requirements and the requirements of all BioStar Material Contracts; (ii) BioStar shall use reasonable efforts to ensure that BioStar preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with BioStar; (iii) BioStar shall keep in full force all insurance policies referred to in Section 2.17 or replace any such policies that terminate with comparable or superior policies; (iv) BioStar shall provide all notices, assurances and support required by any BioStar Contract relating to any BioStar Proprietary Asset in order to ensure that no condition under such BioStar Contract occurs which could result in, or could increase the likelihood of, any transfer or public disclosure by BioStar of any BioStar Proprietary Asset; and (v) BioStar shall (to the extent requested by Cortech) cause its officers to report regularly to Cortech concerning the status of BioStar's business.

     (b) During the Pre-Closing Period, BioStar shall not (without the prior written consent of Cortech):

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except for repurchases at less than fair market value pursuant to employment or consulting agreements in effect prior to the date hereof;

          (ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security (except BioStar Common Stock upon the valid exercise of BioStar Options or BioStar warrants outstanding on the date of this Agreement or pursuant to equipment lease financings, in connection with BioStar's line of credit with Venture Lending and similar transactions or otherwise in the ordinary course of business), (B) any option, call, warrant or right to acquire any capital stock or other security, or

     (C) any instrument convertible into or exchangeable for any capital stock or other security; provided, however, that notwithstanding the foregoing, BioStar may grant up to 800,000 options to employees following the date of this Agreement under its existing stock option plans.

          (iii) except as contemplated by this Agreement, amend or waive any of its rights under, or accelerate the vesting under, any provision of the BioStar Option Plan, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

          (iv) except as contemplated by this Agreement, amend or permit the adoption of any amendment to its Certificate of Incorporation or Bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

          (vi) make any capital expenditure, except capital expenditures through December 31, 1997 in an aggregate amount of no more than the amount provided for in the capital budget previously provided to Cortech for such period, and thereafter in an aggregate amount of no more than a pro-rata portion of the amount that is provided for in a 1998 capital budget which shall be provided to and approved by Cortech (such approval not to be unreasonably withheld) prior to January 1, 1998;

          (vii) except as set forth in the operating plan previously provided to Cortech, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any BioStar Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any BioStar Material Contract;

          (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for (A) assets not constituting BioStar Proprietary Assets and acquired, leased, licensed or disposed of by BioStar in the ordinary course of business; (B) consistent with past practices and except in the case of the in-licensing of Proprietary Assets, for agreements involving the payment of less than $25,000 per year and a royalty of less than 0.75% and (C) rights granted to academic institutions and researchers for research purposes, or waive or relinquish any material right;

          (ix) lend money to any Person, except travel advances and loans related to relocation, education and immigration-related expenses made in the ordinary course of business, and loans in connection with employee stock purchases as provided for in agreements in effect on the date hereof, or incur or guarantee any indebtedness or pledge or encumber any material assets (except that BioStar may make routine borrowings in the ordinary course of business and in accordance with past practices under its line of credit with Venture Lending);

          (x) except as set forth in the BioStar Disclosure Schedule, establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

          (xi) change any of its methods of accounting or accounting practices in any respect;

          (xii) make any material Tax election;

          (xiii) commence or settle any Legal Proceeding except in the ordinary course of business;

          (xiv) materially amend or otherwise modify any of the terms of its engagement of the financial advisor referenced in Section 2.24 above;

          (xv) amend or otherwise modify any of the terms of any BioStar Warrants, except to the extent necessary to terminate such Warrants or reduce the number of shares issuable upon exercise thereunder;

          (xvi) enter into any material transaction or take any other material action in each case not specifically provided for in the operating plan previously provided by BioStar to Cortech, or outside the ordinary course of business or inconsistent with past practices; or

          (xvii) agree or commit to take any of the actions described in clauses "(i)" through "(xvi)" of this Section 4.2(b).

     (c) During the Pre-Closing Period, BioStar shall promptly notify Cortech in writing of: (i) the discovery by BioStar of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by BioStar in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by BioStar in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of BioStar; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on BioStar. No notification given to Cortech pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of BioStar contained in this Agreement.

     4.3 OPERATION OF CORTECH'S BUSINESS.

     (a) During the Pre-Closing Period: (i) Cortech shall ensure that each of the Cortech Corporations conducts its business and operations (A) in the ordinary course and in accordance with the operating plan previously discussed among Cortech and BioStar and (B) in compliance with all applicable Legal Requirements and the requirements of all Cortech Material Contracts; (ii) Cortech shall use reasonable efforts to ensure that each of the Cortech Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Cortech Corporations; and (iii) Cortech shall keep in full force all insurance policies referred to in Section 3.17 or replace such policies with comparable or superior policies; and (iv) Cortech shall provide all notices, assurances and support required by any Cortech Contract relating to any Proprietary Asset in order to ensure that no condition under such Cortech Contract occurs which could result in, or could increase the likelihood of, any transfer or public disclosure by any Cortech Corporation of any Proprietary Asset.

     (b) During the Pre-Closing Period, Cortech shall not (without the prior written consent of BioStar), and shall not permit any of the other Cortech Corporations to:

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except for repurchases at less than fair market value pursuant to employment or consulting agreements in effect prior to the date hereof;

          (ii) hire any new employees, excluding those persons hired to replace employees who terminate their employment with a Cortech Corporation during the Pre-Closing Period;

          (iii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security (except Cortech Common Stock upon the valid exercise of Cortech Options or Cortech warrants outstanding on the date of this Agreement or the exercise of rights under the Cortech ESPP or pursuant to equipment lease financings and similar transactions or otherwise in the ordinary course of business), (B) any option, call, warrant or right to acquire any capital stock or other security, (C) any instrument convertible into or exchangeable for any capital stock or other security;

          (iv) except as contemplated by this Agreement, amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Cortech Option Plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

          (v) except as contemplated by this Agreement, amend or permit the adoption of any amendment to its Certificate of Incorporation or Bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (vi) except as contemplated by this Agreement and except as previously disclosed to BioStar, form any Subsidiary or acquire any equity interest or other interest in any other Entity;

          (vii) make any capital expenditure, except capital expenditures in an aggregate amount of no more than $25,000;

          (viii) establish, adopt or amend any employee benefit plan or pay any bonus or make any profit sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, except as disclosed to BioStar;

          (ix) change any of its methods of accounting or accounting practices in any respect;

          (x) make any material Tax election;

          (xi) commence or settle any Legal Proceeding except in the ordinary course of business;

          (xii) materially amend or otherwise modify any of the terms of its engagement of the financial advisor referenced in Section 3.26 above;

          (xiii) enter into any material transaction or take any other material action in each case either inconsistent with the operating plan previously provided by Cortech to BioStar, or outside the ordinary course of business;

          (xiv) except as previously disclosed to BioStar, sell or otherwise dispose of, or grant an exclusive license or any other exclusive right to utilize Cortech Proprietary Assets which individually or in the aggregate constitute core technology material to the business of Cortech, or grant to any third party a right of first refusal, first offer, or first negotiation with regard to material products or such core technology; or

          (xv) make any expenditure, singly or in the aggregate, that exceeds the aggregate expenditures set forth in the Cortech Cash Projection during the period ended March 31, 1998 by more than a net $350,000 or make any expenditure, singly or in the aggregate, that exceeds the aggregate expenditures set forth in the Cash Projections by more than a net $100,000 for the months of April 1998 or May 1998; or

          (xvi) agree or commit to take any of the actions described in clause "(i)" through "(xv)" of this Section 4.3(b).

     (c) During the Pre-Closing Period, Cortech shall promptly notify BioStar in writing of: (i) the discovery by Cortech of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Cortech in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Cortech in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Cortech; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Cortech Corporations. No notification given to BioStar pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Cortech contained in this Agreement.

     4.4 NO SOLICITATION BY BIOSTAR.

     (a) BioStar shall not directly or indirectly, and shall not authorize or permit any Representative of BioStar directly or indirectly to, (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Acquisition Proposal or take any similar action, (ii) furnish any non-public information regarding BioStar to any Person in connection with or in response to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction. Without limiting the generality of the foregoing, BioStar acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of BioStar, whether or not such Representative is purporting to act on behalf of BioStar, shall be deemed to constitute a breach of this Section 4.4 by BioStar.

     (b) Nothing contained in this Agreement shall prevent BioStar or its board of directors from (i) furnishing information regarding BioStar (including a copy of this Section 4.4) to any Person in connection with or in response to a bona fide, unsolicited Acquisition Proposal or engaging in discussions or negotiations with respect thereto if and only to the extent that (A) the board of directors of BioStar determines in good faith, after consultation with its financial advisor that such Acquisition Proposal is reasonably likely to result in a Superior Offer, (B) the board of directors of BioStar determines in good faith, after consultation with its outside counsel, including discussions of applicable legal standards under Delaware law, that such action is required in order for the board of directors to comply with its fiduciary duties under applicable law, (C) the Person who has requested such information has executed and delivered to BioStar a non-disclosure agreement that is not less restrictive than the non-disclosure agreement in effect between BioStar and Cortech, and (D) BioStar has not breached Section 4.4(a)(i), or (ii) complying with Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act. In addition, nothing in
Section 4.4(a) above shall prevent the board of directors of BioStar from recommending a Superior Offer to its stockholders, if the Board determines, after consultation with its outside counsel, including discussions of applicable legal standards under Delaware law that, in light of such Superior Offer, such recommendation is required in order for the board of directors to comply with its fiduciary obligations to BioStar's stockholders under applicable law (which determination shall be made in light of a revised proposal, if any, made by the Cortech prior to the date of such determination); provided however that BioStar
(i) shall provide Cortech with at least 48 hours prior written notice of its intention to hold any meeting at which BioStar's board of directors is reasonably expected to consider an Acquisition Proposal, or such lesser amount of time as has been given to the Board in relation to such meeting, and (ii) shall not recommend to its stockholders a Superior Offer for at least two business days after BioStar has provided Cortech with the material terms of such Superior Offer.

     (c) BioStar shall promptly advise Cortech orally and in writing of any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. BioStar shall keep Cortech informed with respect to material changes to the terms of any such Acquisition Proposal and any material modification or proposed modifications thereto.

     (d) BioStar shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and shall request the return or destruction of any confidential information previously disclosed to such Person and shall use commercially reasonable efforts to ensure that such information is destroyed or returned.

     4.5 NO SOLICITATION BY CORTECH.

     (a) Cortech shall not directly or indirectly, and shall not authorize or permit any of the other Cortech Corporations or any Representative of any of the Cortech Corporations directly or indirectly to, (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Acquisition Proposal or take any similar action, (ii) furnish any non-public information regarding any of the Cortech Corporations to any Person in connection with or in response to an Acquisition Proposal,
(iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction. Without limiting the generality of the foregoing, Cortech acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of any of the Cortech Corporations, whether or not such Representative is purporting to act on behalf of Cortech, shall be deemed to constitute a breach of this Section 4.5 by Cortech.

     (b) Nothing contained in this Agreement shall prevent Cortech or its board of directors from (i) furnishing information regarding any of the Cortech Corporations (including copy of this Section 4.5) to any Person in connection with or in response to a bona fide, unsolicited Acquisition Proposal or engaging in discussions or negotiations with respect thereto if and only to the extent that (A) the board of directors of Cortech determines in good faith, after consultation with its financial advisor that such Acquisition Proposal is reasonably likely to result in a Superior Offer, (B) the board of directors of Cortech determines in good faith, after consultation with its outside counsel, including discussions of applicable legal standards under Delaware law, that such action is required in order for the board of directors to comply with its fiduciary duties under applicable law, (C) the Person who has requested such information has executed and delivered to Cortech a non-disclosure agreement that is not less restrictive than the non-disclosure agreement in effect between Cortech and BioStar, and (D) Cortech has not breached Section 4.5(a)(i), or (ii) complying with Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act. In addition, nothing in Section 4.5(a) above shall prevent the board of directors of Cortech from recommending a Superior Offer to its stockholders, if the Board determines, after consultation with its outside counsel, including discussions of applicable legal standards under Delaware law, that, in light of such Superior Offer, such recommendation is required in order for the board of directors to comply with its fiduciary obligations to Cortech's stockholders under applicable law (which determination shall be made in light of a revised proposal, if any, made by BioStar prior to the date of such determination); provided however that Cortech (i) shall provide BioStar with at least 48 hours prior written notice of its intentions to hold any meeting at which Cortech's board of directors is reasonably expected to consider an Acquisition Proposal, or such lesser amount of time as has been given to the Board in relation to such meeting, and (ii) Cortech shall not recommend to its stockholders a Superior Offer for at least two business days after Cortech has provided BioStar with the material terms of such Superior Offer.

     (c) Cortech shall promptly advise BioStar orally and in writing of any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Cortech shall keep BioStar informed with respect to material changes to the terms of any such Acquisition Proposal and any material modification or proposed modifications thereto.

     (d) Cortech shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and shall request the return or destruction of any confidential information previously disclosed to such Person and shall use commercially reasonable efforts to ensure that such information is destroyed or returned.

5. ADDITIONAL COVENANTS OF THE PARTIES

     5.1 REGISTRATION STATEMENT; JOINT PROXY STATEMENT.

     (a) As promptly as practicable after the date of this Agreement, Cortech and BioStar shall prepare and cause to be filed with the SEC the Joint Proxy Statement and simultaneously or thereafter Cortech shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement will be included as a prospectus. Each of Cortech and BioStar shall use all reasonable efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Cortech will use all reasonable efforts to cause the Joint Proxy Statement to be mailed to Cortech's stockholders, and BioStar will use all reasonable efforts to cause the Joint Proxy Statement to be mailed to the BioStar's stockholders, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. BioStar and Cortech shall promptly furnish to the other all information concerning BioStar and the BioStar's stockholders and the Cortech Corporations, respectively, that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. BioStar and Cortech shall notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendment or supplement to the Form S-4 Registration Statement or Joint Proxy Statement or for any other information and shall supply the other with copies of all correspondence between such party and the SEC or its staff or other governmental officials with respect to the S-4 Registration Statement or Joint Proxy Statement. The information supplied by each of Cortech and BioStar for inclusion in the Form S-4 Registration Statement and the Joint Proxy Statement shall not (i) at the time the Form S-4 Registration Statement is declared effective, (ii) at the time the Joint Proxy Statement is first mailed to the stockholders of Cortech and BioStar, respectively, (iii) at the time of the BioStar Stockholders' Meeting and at the time of the Cortech Stockholders' Meeting, and (iv) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If Cortech or BioStar becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement, then Cortech or BioStar, as the case may be, shall promptly inform the other party thereof and shall cooperate with the other in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of BioStar or the stockholders of Cortech.

     (b) Prior to the Effective Time, Cortech shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the Cortech Common Stock to be issued in the Merger (i) will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of BioStar Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at BioStar Stockholders' Meeting; and (ii) will be approved for quotation at the Effective Time on the Nasdaq National Market; provided, however, that Cortech shall not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction.

     5.2 BIOSTAR STOCKHOLDERS' MEETING.

     (a) BioStar shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of BioStar Common Stock and BioStar Preferred Stock to consider, act upon and vote upon the BioStar Charter Amendment and the approval of this Agreement and of the Merger (the "BioStar Stockholders' Meeting"). The BioStar Stockholders' Meeting will be held as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act. BioStar shall ensure that the BioStar Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the BioStar Stockholders' Meeting are solicited, in compliance with all applicable Legal Requirements. BioStar's obligation to call, give notice of, convene and hold the BioStar Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited or otherwise affected by the withdrawal, amendment or modification of the recommendation of the board of directors of BioStar with respect to the Merger, except as is required by applicable law.

     (b) Subject to Section 5.2(c): (i) the board of directors of BioStar shall unanimously recommend that the BioStar stockholders vote in favor of and approve this Agreement, the Merger and the BioStar Charter Amendment at the BioStar Stockholders' Meeting; (ii) the Joint Proxy Statement shall include a statement to the effect that the board of directors of BioStar has unanimously recommended that the BioStar's stockholders vote in favor of and approve this Agreement, the Merger and the BioStar Charter Amendment at the BioStar Stockholders' Meeting; and (iii) neither the board of directors of BioStar nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Cortech, the unanimous recommendation of the board of directors of BioStar that the BioStar's stockholders vote in favor of and approve this Agreement, the Merger and the BioStar Charter Amendment. For purposes of this Agreement, said recommendation of the board of directors of BioStar shall be deemed to have been modified in a manner adverse to Cortech if said recommendation shall no longer be unanimous.

     (c) Nothing in Section 5.2(b) shall prevent the board of directors of BioStar from withdrawing, amending or modifying its unanimous recommendation in favor of the Merger at any time prior to the approval of this Agreement by the Required BioStar Stockholder Vote if (i) a Superior Offer is made to BioStar and is not withdrawn, (ii) neither BioStar nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.4, and (iii) the board of directors of BioStar concludes in good faith, after consultation with its outside counsel, including discussion of applicable legal standards under Delaware law, that, in light of such Superior Offer, the withdrawal, amendment or modification of such recommendation is required in order for the board of directors of BioStar to comply with its fiduciary obligations to the BioStar's stockholders under applicable law. Except as may be limited by applicable law, nothing contained in this Section 5.2 shall limit BioStar's obligation to call, give notice of, convene and hold the BioStar Stockholders' Meeting (regardless of whether the unanimous recommendation of the board of directors of BioStar shall have been withdrawn, amended or modified).

     5.3 CORTECH STOCKHOLDERS' MEETING.

     (a) Cortech shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Cortech Common Stock to consider, act upon and vote upon the issuance of Cortech Common Stock in the Merger (the "Cortech Stockholders' Meeting"). The Cortech Stockholders' Meeting will be held as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act. Cortech shall ensure that the Cortech Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Cortech Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements. Cortech's obligation to call, give notice of, convene and hold the Cortech Stockholders' Meeting in accordance with this Section 5.3(a) shall not be limited or otherwise affected by any withdrawal, amendment or modification of the recommendation of the board of directors of Cortech with respect to the Merger, except as may be required by applicable law.

     (b) Subject to Section 5.3(c): (i) the board of directors of Cortech shall unanimously recommend that Cortech's stockholders vote in favor of and approve the issuance of Cortech Common Stock in the Merger and the Cortech Charter Amendment; (ii) the Joint Proxy Statement shall include a statement to the effect that the board of directors of Cortech has unanimously recommended that Cortech's stockholders vote in favor of and approve the issuance of Cortech Common Stock in the Merger and the Cortech Charter Amendment at the Cortech Stockholders' Meeting; and (iii) neither the board of directors of Cortech nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to BioStar, the unanimous recommendation of the board of directors of Cortech that Cortech's stockholders vote in favor of and approve the issuance of Cortech Common Stock in the Merger and the Cortech Charter Amendment. For purposes of this Agreement, said recommendation of the board of directors of Cortech shall be deemed to have been modified in a manner adverse to BioStar if said recommendation shall no longer be unanimous. Approval of Cortech's Stockholders of the Cortech Charter Amendment shall not be a condition to the consummation of the Merger.

     (c) Nothing in Section 5.3(b) shall prevent the board of directors of Cortech from withdrawing, amending or modifying its unanimous recommendation in favor of the Merger at any time prior to the approval of this Agreement by the Required Cortech Stockholder Vote if (i) a Superior Offer is made to Cortech and is not withdrawn, (ii) neither Cortech nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.5, and (ii) the board of directors of Cortech concludes in good faith, based upon the advice of its outside counsel, including a discussion of applicable legal standards under Delaware law, that the withdrawal, amendment or modification of such recommendation is required in order for the board of directors of Cortech to comply with its fiduciary obligations to Cortech's stockholders under applicable law. Except as may be limited by applicable law, nothing contained in this
Section 5.3 shall limit Cortech's obligation to call, give notice of, convene and hold the Cortech Stockholders' Meeting (regardless of whether the unanimous recommendation of the board of directors shall have been withdrawn, amended or modified).

     5.4 REGULATORY APPROVALS. BioStar and Cortech shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. BioStar and Cortech shall (1) give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding, and (3) promptly inform the other party of any communication to or from any Governmental Body regarding the Merger. BioStar and Cortech will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to any other federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to any federal or state antitrust or fair trade law or any other similar Legal Proceeding, BioStar and Cortech will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

     5.5 ESPP. Subject to the terms of Cortech's ESPP and applicable law, Cortech shall take all reasonable actions to ensure that from and after the Effective Time all employees of BioStar shall be entitled to participate in the ESPP of Cortech.

     5.6 INDEMNIFICATION CONTINUATION.

     (a) For Purposes of this Section 5.6: (i) "Indemnified Person" means any person who is now, or has been at any time prior to the Effective Time, an officer or director of Cortech or BioStar or who was serving at the request of Cortech or BioStar as an officer or director of another corporation, joint venture or other enterprise, or a general partner of any partnership, or trustee of any trust and (ii) "Proceeding" means any claim, action, suit, proceeding or investigation.

     (b) From and after the Effective Time, Cortech shall and shall cause the Surviving Corporation, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless each Indemnified Person against and from (i) any losses, claims damages, expenses (including reasonable attorneys' fees and court costs), liabilities or judgements, and (ii) any amounts that are paid in settlement with the consent of Cortech (which consent will not be unreasonably withheld) of or in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of Cortech or BioStar or is or was serving at the request of Cortech or BioStar as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time. Cortech shall use all reasonable efforts to assist in the vigorous defense of every matter asserted in such Proceeding for which such Indemnified Person is entitled to indemnification under applicable law. In the event of any Proceeding, any Indemnified Person wishing to claim indemnification will promptly notify Cortech thereof (provided that failure to so notify Cortech will not affect the obligations of Cortech to provide indemnification except to the extent that Cortech shall have been prejudiced as a result of such failure). With respect to any Proceeding for which indemnification is requested, Cortech will be entitled to participate therein at its own expense and, except as otherwise provided below, to the extent that it may wish, Cortech may assume the defense thereof, with counsel reasonably satisfactory to the Indemnified Person. After notice from Cortech to the Indemnified Person of its election to assume the defense of a Proceeding, neither Cortech nor the Surviving Corporation will be liable to the Indemnified Person for any legal or other expenses subsequently incurred by the Indemnified Person in connection with the defense thereof, other than as provided below. Cortech will not settle any Proceeding without the consent of the

Indemnified Person unless such settlement includes a full release of the Indemnified Person, does not impose any injunctive or equitable remedy upon the Indemnified Person, does not include any admission of civil or criminal liability on behalf of an officer or director and does not require any payment to be made by the Indemnified Person. The Indemnified Person will have the right to employ counsel in any Proceeding, but the fees and expenses of such counsel incurred after notice from Cortech of its assumption of the defense thereof will be a the expense of the Indemnified Person, unless, (i) the employment of counsel by the Indemnified Person has been authorized by Cortech, (ii) the Indemnified Person shall have reasonably concluded upon the advice of counsel that there may be a conflict of interest between the Indemnified Person, Cortech and the Surviving Corporation in the conduct of the defense of a Proceeding, or
(iii) Cortech shall not in fact have employed counsel to assume the defense of a Proceeding, in each of which cases the reasonable fees and expenses of counsel selected by the Indemnified Person will be at the expense of Cortech, and Cortech, to the fullest extent permitted under applicable law, shall in such event pay expenses in advance of the final disposition of any such Proceeding upon the receipt from the Indemnified Person to whom such expenses are advanced of an undertaking to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to be indemnified by Cortech or the Surviving Corporation. Notwithstanding the foregoing, neither Cortech nor the Surviving Corporation will be liable for any settlement effected without its written consent and neither Cortech nor the Surviving Corporation will be obligated pursuant to this Section 5.6 to pay the fees and disbursement of more than one counsel for all Indemnified Persons in any single Proceeding, except to the extent two or more of such Indemnified Persons have conflicting interests in the outcome of such action.

     (c) In addition to the foregoing, Cortech and the Surviving Corporation shall continue in full force provisions in Cortech's and the Surviving Corporation's Certificate of Incorporation and Bylaws in effect on the date of this Agreement providing for indemnification of Indemnified Persons to the fullest extent now or hereafter permitted under Delaware Law, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Persons' right of indemnification.

     (d) Cortech shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided for in this Section 5.6.

     (e) The rights of each Indemnified Person hereunder shall be in addition to any other rights such Indemnified Person may have under Delaware Law, Cortech's and the Surviving Corporation's Certificate of Incorporation or bylaws in effect prior to the Effective Time, any agreement or otherwise. The provisions of this
Section 5.6 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit and may be relied upon each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of any and all such claims.

     (f) In the event Cortech, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or a substantial portion of their properties or assets to any person or entity, then, and in each such case, to the extent necessary to effectuate the purposes of the
Section 5.6 proper provision shall be made so that the successors and assigns of Cortech or the Surviving Corporation assume the obligations set forth in this
Section 5.6.

     5.7 ADDITIONAL AGREEMENTS. Cortech and BioStar shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party to this Agreement
(i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. BioStar shall promptly deliver to Cortech a copy of each such filing made, each such notice given and each such Consent obtained by BioStar during the Pre-Closing Period.

     5.8 DISCLOSURE. Cortech and BioStar shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, neither BioStar nor Cortech shall, and neither shall permit, any of its Representatives to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) the other Party shall have approved such disclosure or
(b) the disclosing party shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law and shall have given the other Party the opportunity, to the extent practicable, to review and comment upon the disclosure.

     5.9 TAX MATTERS. Each of Cortech and BioStar acknowledge and agree that (i) it intends the Merger to constitute a reorganization within the meaning of
Section 368(a) of the Code, (ii) it will report the Merger as such a reorganization in any and all federal, state and local income tax returns filed by it. BioStar and Cortech shall each use all reasonable efforts to obtain and deliver to Cooley Godward LLP and to Pillsbury Madison & Sutro LLP, as soon as practicable after the date of this Agreement, Continuity of Interest Certificates (in a form agreed to by counsel to Cortech and the BioStar) signed by those persons mutually agreed to by Cooley Godward LLP and Pillsbury Madison & Sutro LLP. At or prior to the filing of the S-4 Registration Statement with the SEC and, to the extent necessary, at the Closing, BioStar and Cortech shall execute and deliver to Cooley Godward LLP and to Pillsbury Madison & Sutro LLP management tax representation letters in a form agreed to by counsel to Cortech and BioStar. Cortech and BioStar shall use all reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax free reorganization under
Section 368(a)(1) of the Code. In the event of the issuance of final or temporary Treasury regulations relating to the continuity of stockholder interest (proposed regulations on the topic were issued in the Federal Register on December 23, 1996 (Reg-252231-96); these regulations would, among other things, add a new section 1.368-1(a) to existing regulations), the parties agree to use their reasonable best efforts to take advantage of, and comply with, any provisions therein (such as an election and/or reporting requirements) to the extent necessary to cause such regulations to apply to the Merger.

     5.10 RESIGNATION OF OFFICERS AND DIRECTORS. Cortech shall use all reasonable efforts to obtain and deliver to BioStar prior to the Closing the resignation of each officer and director of Cortech effective as of the Effective Time, except any directors identified in Section 5.13 below who are members of the board of directors of Cortech immediately prior to the Effective Time.

     5.11 FIRPTA MATTERS. At the Closing, (a) BioStar shall deliver to Cortech a statement (in such form as may be reasonably requested by counsel to Cortech) conforming to the requirements of Section 1.897 -- 2(h)(1)(i) of the United States Treasury Regulations, and (b) BioStar shall deliver to the Internal Revenue Service the notification required under Section 1.897 -- 2(h)(2) of the United States Treasury Regulations.

     5.12 AFFILIATE AGREEMENTS. BioStar shall, no later than twenty days in advance of the Cortech Stockholders' Meeting, deliver to Cortech a list (the "Affiliate List") of Persons who are "affiliates" (as that term is used in Rule 145 under the Securities Act). Prior to the date of the Cortech Stockholders' Meeting, BioStar shall deliver to Cortech an Affiliate Agreement in the form of Exhibit C duly executed by each Person on the Affiliate List, and by each Person who becomes an affiliate after delivery of the Affiliate List and prior to the date of delivery of the signed Affiliate Agreements.

     5.13 ELECTION OF DIRECTORS. Cortech shall use all reasonable efforts to nominate and appoint Teresa W. Ayers, Alexander E. Barkas, Ph.D., Thomas A. Bologna, and two directors designated by Cortech in consultation with BioStar as the board of directors of Cortech and the Surviving Corporation effective immediately after the Effective Time.

     5.14 REGISTRATION RIGHTS. Cortech shall assume BioStar's obligations under the BioStar Restated Investors' Rights Agreement dated as of June 27, 1994, as amended (the "Investors' Rights Agreement"); provided, however, that, BioStar shall use all reasonable efforts to cause the Investors' Rights Agreement to be amended to remove Sections 2, 3, and 4 and to provide that no Holder (as defined in the Investors' Rights

Agreement) shall request registration or participation in a registration of Cortech Common Stock pursuant to Sections 1.2, 1.3, or 1.12 thereunder until the earlier of (a) the date 90 days after the effective date of a registration statement for the first public offering of Cortech's shares following the Effective Time, and (b) the first anniversary of the Effective Time.

     5.15 MARKET STAND-OFF AGREEMENT. BioStar shall obtain the agreement of each of the holders of BioStar Common Stock and BioStar Preferred Stock listed on Schedule A attached hereto (each a "BioStar Investor") that such BioStar Investor shall not directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any Cortech Common Stock issued to such BioStar Investor in connection with the Merger for 180 days from the Effective Time.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF CORTECH AND MERGER SUB

     The obligations of Cortech and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

     6.1 ACCURACY OF REPRESENTATIONS.

     The representations and warranties of BioStar contained in this Agreement shall be accurate in all material respects as of the date hereof and shall be accurate as of the Closing Date as if made on and as of the Closing Date (except representations and warranties that refer specifically to "the date of this Agreement" or a specific date prior to the date of this Agreement) except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (individually and collectively) do not constitute a Material Adverse Effect on BioStar (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the BioStar Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

     6.2 PERFORMANCE OF COVENANTS. Each covenant or obligation that BioStar is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     6.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

     6.4 STOCKHOLDER APPROVAL. This Agreement, the Merger and the BioStar Charter Amendment shall have been duly approved by the Required BioStar Stockholder Vote, and the issuance of Cortech Common Stock in the Merger shall have been approved by the Required Cortech Stockholder Merger Vote. The number of shares of BioStar Common Stock and BioStar Preferred Stock as to which written notices from stockholders of BioStar to dissent from the Merger shall have been received shall be less than 10% of the then outstanding shares of BioStar Common Stock and BioStar Preferred Stock as of the BioStar Record Date.

     6.5 CONSENTS. All material Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in the BioStar Disclosure Schedule) shall have been obtained and shall be in full force and effect.

     6.6 DOCUMENTS. Cortech shall have received the following legal documents, each of which shall be in full force and effect:

          (a) a legal opinion of Cooley Godward LLP dated as of the Closing Date, in a form reasonably satisfactory to Cortech and its legal counsel;

          (b) a legal opinion of Pillsbury Madison & Sutro LLP dated as of the Closing Date and addressed to Cortech, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, Pillsbury Madison & Sutro

     LLP may rely upon the Continuity of Interest Certificates and tax representation letters referred to in Section 5.9 and a copy of the legal opinion described in Section 7.5(b) hereof). The opinions described in this
     Section 6.6(b) and in Section 7.5(b) shall be substantially identical in form and substance; and

          (c) a certificate executed on behalf of BioStar by its Chief Executive Officer confirming that the conditions set forth in Sections 6.1, 6.2, 6.4,
     6.5 and 6.7 have been duly satisfied.

     6.7 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, financial condition, capitalization, assets, liabilities, operations or financial performance of BioStar since the date of this Agreement.

     6.8 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

     6.9 NO GOVERNMENTAL LITIGATION. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Cortech or any of its subsidiaries any damages that may be material to Cortech; or (c) which would materially and adversely affect the right of Cortech to own the assets or operate the business of BioStar.

     6.10 NO OTHER LITIGATION. There shall not be pending any Legal Proceeding in which there is a reasonable probability of an outcome that would have a Material Adverse Effect on BioStar or on Cortech: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Cortech or any of its subsidiaries any damages that may be material to Cortech; (c) seeking to prohibit or limit in any material respect Cortech's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would affect adversely the right of Cortech to own the assets or operate the business of BioStar.

     6.11 DELIVERY OF AFFILIATES AGREEMENTS. BioStar shall have delivered the Affiliate Agreements referred to in Section 5.12 above.

     6.12 DELIVERY OF FAIRNESS OPINION. Cortech's board of directors has received the written opinion of Cowen, dated as of the date of this Agreement, to the effect that the terms of the Merger are fair to Cortech from a financial point of view and the same has not been withdrawn as of the date of the mailing of the Joint Proxy Statement to the Cortech stockholders for any reason, including but not limited to a material change in the underlying assumptions of the financial projections provided to Cowen by BioStar.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF BIOSTAR

     The obligations of BioStar to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

     7.1 ACCURACY OF REPRESENTATIONS. The representations and warranties of Cortech contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate as of the Closing Date as if made on and as of the Closing Date except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (individually and collectively) do not constitute a Material Adverse Effect on Cortech (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Cortech Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

     7.2 PERFORMANCE OF COVENANTS. All of the covenants and obligations that Cortech is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     7.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

     7.4 STOCKHOLDER APPROVAL. This Agreement, the Merger and the BioStar Charter Amendment shall have been approved by the Required BioStar Stockholder Vote, and the issuance of Cortech Common Stock in the Merger shall have been approved by the Required Cortech Stockholder Merger Vote. The number of shares of BioStar Common Stock and BioStar Preferred Stock as to which written notices from stockholders of BioStar to dissent from the Merger shall have been received shall be less than 10% of the then outstanding shares of BioStar Common Stock and BioStar Preferred Stock as of the BioStar Record Date.

     7.5 DOCUMENTS. BioStar shall have received the following documents:

          (a) a legal opinion of Pillsbury Madison & Sutro LLP, dated as of the Closing Date, a form reasonably satisfactory to BioStar and its legal counsel;

          (b) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, Cooley Godward LLP, may rely upon the Continuity of Interest Certificates and tax representation letters referred to in Section
     5.9 and a copy of the legal opinions described in Section 6.6(b) hereof. The opinions described in this Section 7.5(b) and in Section 6.6(b) shall be substantially identical in form and substance; and

          (c) a certificate executed on behalf of Cortech by an executive officer of Cortech, confirming that conditions set forth in Sections 7.1, 7.2, 7.4, 7.6 and 7.10 have been duly satisfied.

     7.6 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in Cortech's business, financial condition, assets, liabilities, operations or financial performance since the date of this Agreement (it being understood that a decline in Cortech's stock price or the delisting of Cortech's stock shall not constitute, in and of itself, a Material Adverse Change).

     7.7 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by BioStar shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by BioStar illegal.

     7.8 DIRECTORS. Cortech shall have taken all actions necessary to cause the board of directors of Cortech and the Surviving Corporation following the Effective Time to consist of the individuals set forth in Section 5.13.

     7.9 CONSENTS. All material Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in the Cortech Disclosure Schedule) shall have been obtained and shall be in full force and effect.

     7.10 NO GOVERNMENTAL LITIGATION. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from BioStar or any of its subsidiaries any damages that may be material to BioStar; or (c) which would materially and adversely affect the right of BioStar to own the assets or operate the business of Cortech.

     7.11 NO OTHER LITIGATION. There shall not be pending any Legal Proceeding in which there is a reasonable probability of an outcome that would have a Material Adverse Effect on BioStar or on Cortech: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from BioStar or any of its subsidiaries any damages that may be material to BioStar; (c) seeking to prohibit or limit in any material respect BioStar's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) resulting in Cortech as constituted after the Effective Time not containing all of the assets and business of Cortech as constituted immediately prior to the Effective Time.

8. TERMINATION

     8.1 TERMINATION. This Agreement may be terminated prior to the Effective Time (whether before or after approval of this Agreement and the Merger by the Required BioStar Stockholder Vote and the Required Cortech Stockholder Vote);

          (a) by mutual written consent of Cortech and BioStar;

          (b) by either Cortech or BioStar if the Merger shall not have been consummated by May 31, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

          (c) by either Cortech or BioStar if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

          (d) by either Cortech or BioStar if (i) the BioStar Stockholders' Meeting shall have been held and completed and (ii) this Agreement, the Merger and the BioStar Charter Amendment shall not have been approved at such meeting by the Required BioStar Stockholder Vote;

          (e) by either Cortech or BioStar if (i) the Cortech Stockholders' Meeting shall have been held and completed and (ii) the issuance of Cortech Common Stock in the Merger shall not have been approved at such meeting by the Required Cortech Stockholder Merger Vote;

          (f) by Cortech (at any time prior to the approval of this Agreement, the Merger and the BioStar Charter Amendment by the Required BioStar Stockholder Vote) if a BioStar Triggering Event shall have occurred;

          (g) by BioStar (at any time prior to the approval of the issuance of Common Stock in the Merger by the Required Cortech Stockholder Merger Vote) if a Cortech Triggering Event shall have occurred;

          (h) by Cortech if (i) any of BioStar's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, (ii) if any of BioStar's covenants contained in this Agreement shall have been breached, and such inaccuracy or breach would cause the condition set forth in Sections 6.1 or 6.2, respectively, to not be satisfied, or (iii) if Cowen withdraws its fairness opinion as further provided in Section 6.12 because of a material change in the underlying assumptions of the financial projections provided to Cowen by BioStar; provided, however, that if an inaccuracy in BioStar's representations and warranties or a breach of a covenant by BioStar is curable by BioStar and BioStar is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Cortech may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy or breach until 20 days after delivery of written notice of the inaccuracy or breach to BioStar by Cortech, if the inaccuracy or breach has not at that time been cured or May 31, 1998, whichever shall first occur; or

          (i) by BioStar if any of Cortech's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of Cortech's covenants contained in this Agreement shall have been breached, and such inaccuracy or breach would cause the condition set forth in Sections 7.1 or 7.2, respectively, to not be satisfied (except that BioStar may consider any breach of the covenant set forth in Section 4.3(xv) above to be a material breach); provided, however, that (except with respect to a breach of the covenant set forth in Section 4.3(xv) which shall be considered a breach incapable of cure) if an inaccuracy in Cortech's representations and warranties or a breach of a covenant by Cortech is curable by Cortech and Cortech is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then BioStar may not terminate this Agreement under this Section 8.1(i) on account of such inaccuracy or breach until 20 days after delivery of written notice of the breach or inaccuracy to Cortech by BioStar, if the inaccuracy or breach has not at that time been cured or May 31, 1998, whichever shall first occur.

     8.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and
Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (ii) the Nondisclosure Agreement shall remain in full force and effect to the extent provides therein, and (iii) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty or covenant contained in this Agreement occurring prior to the date of such termination if such party is not obligated to pay a termination fee pursuant to Section 8.3 hereof.

     8.3 EXPENSES; TERMINATION FEES.

     (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Cortech and BioStar shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the filing, printing and mailing of the Form S-4 Registration Statement and the Joint Proxy Statement and any amendments or supplements thereto.

     (b) If this Agreement is terminated by Cortech pursuant to Section 8.1(f) or 8.1(h) hereof, BioStar shall pay Cortech a termination fee equal to (i) $500,000 plus (ii) if the preliminary Joint Proxy Statement has been filed with the SEC, reimbursement of the amount of the professional fees and expenses which Cortech incurred in connection with the Merger, up to $150,000.

     (c) If this Agreement is terminated by BioStar pursuant to Section 8.1(g), or 8.1(i) hereof, Cortech shall pay BioStar a termination fee equal to (i) $500,000 plus (ii) if the preliminary Joint Proxy Statement has been filed with the SEC, reimbursement of the amount of the professional fees and expenses which BioStar incurred in connection with the Merger, up to $150,000.

     (d) Any termination fees and expenses payable under Section 8.3(b) or 8.3(c) above shall be paid in cash, via wire transfer of immediately available funds no later than the close of business on the second business day following the date on which the termination giving rise to such payment occurs.

     (e) Cortech and BioStar agree that the agreements contained in Sections 8.3(b) and (c) above are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If one party fails to promptly pay to the other any fee due under such Sections 8.3(b) and
(c), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

9. MISCELLANEOUS PROVISIONS

     9.1 AMENDMENT. This Agreement may be amended with the approval of the respective boards of directors of BioStar and Cortech at any time (whether before or after approval of this Agreement and the Merger by the stockholders of BioStar; and whether before or after approval of the issuance of Cortech Common Stock in the Merger by Cortech's stockholders) provided, however, that (i) after any such approval of this Agreement and the Merger by BioStar's stockholders, no amendment shall be made which by law or NASD regulation requires further approval of the stockholders of BioStar without the further approval of such stockholders, and (ii) after any such approval of the issuance of Cortech Common Stock in the Merger by Cortech's stockholders, no amendment shall be made which by law or NASD regulation requires further approval of Cortech's stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.2 WAIVER.

     (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

     (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     9.3 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

     9.4 ENTIRE AGREEMENT; COUNTERPARTS; APPLICABLE LAW. This Agreement and the other agreements and schedules referred to herein and therein and the Non-Disclosure Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall be governed in all respects by the laws of the State of Colorado as applied to contracts entered into and to be performed entirely within Colorado provided, however that matters of corporate governance involving Cortech and BioStar shall be governed by the DGCL.

     9.5 JURY WAIVER. The parties hereto hereby agree to waive their respective rights to a trial by jury of any claim or cause of action based upon or arising out of or related to this Agreement or the transactions contemplated thereby in any action, proceeding or other litigation of any type brought by any party against any other party with respect to contracts, claims, tort claims or otherwise. The scope of this waiver is intended to be as broad as permitted by law, covering all disputes that may be filed in any court that relate to the subject matter of this Agreement, including tort claims, contract claims, claims under common law, statutory claims and any action, counterclaim or other proceeding which seeks in whole or in part to challenge the validity or enforceability of this Agreement or the transactions contemplated thereby. This waiver is irrevocable.

     9.6 DISCLOSURE SCHEDULE. The BioStar Disclosure Schedule and the Cortech Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Sections 2 and 3, and the information disclosed in any numbered or lettered part shall, together with any other information in any other part or parts of the relevant Disclosure Schedule which a reasonable Person would relate to such numbered or lettered part, be deemed to relate to and to qualify the representation or warranty set forth in the corresponding numbered or lettered section and shall otherwise not be deemed to relate to or to qualify any other representation or warranty.

     9.7 ATTORNEYS' FEES. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

     9.8 ASSIGNABILITY. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by any party without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights by a party without such consent shall be void and of no effect. Except as set forth in Section 1.5 with respect to the stockholders of BioStar or the holders of BioStar Options and BioStar Warrants, and Section 5.6 with respect to the persons identified therein (with each of the foregoing intended as a third party beneficiary of the corresponding referenced Section of this Agreement), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or reason of this Agreement.

     9.9 NOTICES. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):
        if to Cortech or Merger Sub:

        Cortech, Inc.
        6850 North Broadway
        Denver, Colorado 80221
        Attention: Kenneth R. Lynn
        Phone: 303/650-1200
        Fax: 303/650-5023

        with a copy to:

        Pillsbury Madison & Sutro LLP
        101 W. Broadway, Suite 1800
        San Diego, California 92101
        Attention: David R. Snyder, Esq.
        Phone: 619/234-5000
        Fax: 619/236-1995

        if to BioStar :

        BioStar, Inc.
        6655 Lookout Road
        Boulder, Colorado 80301
        Attention: Teresa W. Ayers
        Phone: 303/530-6602
        Fax: 303/530-6641

        with a copy to:

        Cooley Godward LLP
        2595 Canyon Boulevard
        Suite 250
        Boulder, Colorado 80302
        Attention: James H. Carroll, Esq.
        Phone: 303/546-4000
        Fax: 303/546-4099

     9.10 COOPERATION. Each party agrees to cooperate fully with the other party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

     9.11 CONSTRUCTION.

     (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

     (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

     (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

     (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                            CORTECH, INC.

                                            By:     /s/ KENNETH R. LYNN
                                              ----------------------------------
                                                       Kenneth R. Lynn
                                              President/Chief Executive Officer

                                            CORTECH MERGER SUB, INC.

                                            By:     /s/ KENNETH R. LYNN
                                              ----------------------------------
                                                       Kenneth R. Lynn
                                              President/Chief Executive Officer

                                            BIOSTAR, INC.

                                            By:     /s/ TERESA W. AYERS
                                              ----------------------------------
                                                       Teresa W. Ayers
                                              President/ Chief Executive Officer

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

     For purposes of the Agreement (including this Exhibit A):

     ACQUISITION PROPOSAL. "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal between Cortech and BioStar) contemplating or otherwise relating to any Acquisition Transaction.

     ACQUISITION TRANSACTION. "Acquisition Transaction" shall mean any transaction or series of related transactions involving:

          (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Cortech or BioStar is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires Cortech or BioStar or more than 50% of Cortech's business or BioStar's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Cortech or BioStar, or (iii) in which any of BioStar or Cortech issues securities representing more than 20% of the outstanding securities of any class of voting securities of BioStar or Cortech, respectively;

          (b) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 50% of the assets of BioStar or Cortech; or

          (c) any liquidation or dissolution of BioStar or Cortech.

     AGREEMENT. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

     BEST OF KNOWLEDGE; KNOWLEDGE. Information shall be deemed to be known to the "best of knowledge" or to the "knowledge" of a party if that information was actually known or reasonably should have been known by an executive officer of such party.

     BIOSTAR COMMON STOCK. "BioStar Common Stock" shall mean the Common Stock, $.0001 par value, of BioStar.

     BIOSTAR CONTRACT. "BioStar Contract" shall mean any Contract: (a) to which BioStar is a party; (b) by which BioStar or any asset of BioStar is or may become bound or under which BioStar has, or may become subject to, any obligation; or (c) under which BioStar has or may acquire any right or interest.

     BIOSTAR DISCLOSURE SCHEDULE. "BioStar Disclosure Schedule" shall mean the disclosure schedule that has been prepared by BioStar in accordance with the requirements of Section 9.6 and that has been delivered by BioStar to Cortech on the date of this Agreement and signed by the President of BioStar.

     BIOSTAR OPTIONS. "BioStar Options" shall mean each unexpired and unexercised option to purchase shares of BioStar Common Stock granted under the 1995 Equity Incentive Plan and stock option agreements of BioStar outside of the 1995 Equity Incentive Plan outstanding immediately prior to the Effective Time.

     BIOSTAR PROPRIETARY ASSET. "BioStar Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to BioStar or otherwise used by BioStar.

     BIOSTAR PREFERRED STOCK. "BioStar Preferred Stock" shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, $.0001 par value, of BioStar.

     BIOSTAR RECORD DATE. "BioStar Record Date" shall mean the record date for the BioStar Stockholders Meeting.

     BIOSTAR TRIGGERING EVENT. A "BioStar Triggering Event" shall be deemed to have occurred if: (i) the board of directors of BioStar shall have failed to recommend, or shall for any reason have withdrawn or shall

                                      A-A-1
have amended or modified in a manner adverse to Cortech its unanimous recommendation in favor of, the Merger or approval of this Agreement; (ii) BioStar shall have failed to include in the Joint Proxy Statement the unanimous recommendation of the board of directors of BioStar in favor of approval of this Agreement and the Merger; (iii) the board of directors of BioStar fails to unanimously reaffirm its recommendation in favor of approval of this Agreement and the Merger within five business days after the Cortech requests in writing that such recommendation be reaffirmed; (iv) the board of directors of BioStar shall have approved, endorsed or recommended any Acquisition Proposal; (v) BioStar shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (vi) BioStar shall have failed to hold BioStar Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of BioStar shall have been commenced and BioStar shall not have sent to its security holders, within five business days after the commencement of such tender or exchange offer, a statement disclosing that BioStar recommends rejection of such tender or exchange offer; or (viii) an Acquisition Proposal is publicly announced, and BioStar (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal.

     BIOSTAR WARRANTS. BioStar Warrants shall mean the outstanding warrants of BioStar and the Contingent Instrument, as amended prior to the Effective Time (other than those which expire as of the Effective Time if they remain unexercised as of the Effective Time).

     CODE. "Code" shall mean the Internal Revenue Code of 1986, as amended.

     CONSENT. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

     CONTRACT. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

     CORTECH COMMON STOCK. "Cortech Common Stock" shall mean the Common Stock, $0.002 par value per share, of Cortech.

     CORTECH CONTRACT. "Cortech Contract" shall mean any Contract: (a) to which any of the Cortech Corporations is a party; (b) by which any Cortech Corporation or any asset of a Cortech Corporation may become bound or under which any Cortech Corporation has, or may become subject to, any obligation; or (c) under which any Cortech Corporation has or may acquire any right or interest.

     CORTECH DISCLOSURE SCHEDULE. "Cortech Disclosure Schedule" shall mean the disclosure schedule that has been prepared by Cortech in accordance with the requirements of Section 9.6 and that has been delivered by Cortech to BioStar on the date of this Agreement and signed by the President of Cortech.

     CORTECH OPTIONS. "Cortech Options" shall mean stock options granted by Cortech pursuant to the Amended and Restated 1986 Incentive Stock Option Plan, 1991 Non-employee Directors' Stock Option Plan, Amended and Restated 1992 Non-employee Directors' Stock Option Plan, and the 1993 Equity Incentive Plan (collectively, the "Cortech Option Plans").

     CORTECH PROPRIETARY ASSET. "Cortech Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to any of the Cortech Corporations or otherwise used by any of the Cortech Corporations.

     CORTECH RECORD DATE. "Cortech Record Date" shall mean the record date for the Cortech Stockholders Meeting.

     CORTECH TRIGGERING EVENT. A "Cortech Triggering Event" shall be deemed to have occurred if: (i) the board of directors of the Cortech shall have failed to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to BioStar its unanimous recommendation in favor of, the Merger or approval of this Agreement; (ii) Cortech shall have failed to include in the Joint Proxy Statement the unanimous recommendation of the board of directors of Cortech in favor of approval of this

                                      A-A-2

Agreement and the Merger; (iii) the board of directors of Cortech fails to unanimously reaffirm its recommendation in favor of approval of this Agreement and the Merger within five business days after BioStar requests in writing that such recommendation be reaffirmed; (iv) the board of directors of Cortech shall have approved, endorsed or recommended any Acquisition Proposal; (v) Cortech shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (vi) Cortech shall have failed to hold the Cortech Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vii) a tender or exchange offer relating to securities of Cortech shall have been commenced and Cortech shall not have sent to its security holders, within five business days after the commencement of such tender or exchange offer, a statement disclosing that Cortech recommends rejection of such tender or exchange offer; or (viii) an Acquisition Proposal is publicly announced, and Cortech (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal.

     COWEN. "Cowen" shall mean Cowen & Company, financial advisor to Cortech.

     ENCUMBRANCE. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

     ENTITY. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

     ENVIRONMENTAL LAW. "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

     EXCHANGE ACT. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     FORM S-4 REGISTRATION STATEMENT. "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Cortech in connection with issuance of Cortech Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

     GOVERNMENTAL AUTHORIZATION. "Governmental Authorization" shall mean any:
(a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

     GOVERNMENTAL BODY. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

     JOINT PROXY STATEMENT. "Joint Proxy Statement" shall mean the joint proxy statement/prospectus to be sent to BioStar's stockholders in connection with the BioStar Stockholder's Meeting and to Cortech's stockholders in connection with the Cortech Stockholders' Meeting.

     LEGAL PROCEEDING. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit,
                                      A-A-3
examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

     LEGAL REQUIREMENT. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

     LEHMAN BROTHERS. "Lehman Brothers" shall mean Lehman Brothers Inc., financial advisor to BioStar.

     MATERIAL ADVERSE EFFECT. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on BioStar if such event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of BioStar, (ii) the ability of the company to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform obligations under this Agreement, or (iii) Cortech's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Cortech if such event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on (i) the business, financial condition, assets, liabilities, operations or financial performance of the Cortech Corporations taken as a whole, (ii) the ability of Cortech to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform its obligations under this Agreement, or (iii) the ability of BioStar's stockholders to vote, receive dividends with respect to, or otherwise exercise ownership rights with respect to the stock of Cortech received by them.

     MATERIALS OF ENVIRONMENTAL CONCERN. "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.

     PENSION PLAN. "Pension Plan" shall mean any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Subtitles of ERISA).

     PERSON. "Person" shall mean any individual, Entity or Governmental Body.

     PROPRIETARY ASSET. "Proprietary Asset" shall mean any material: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

     REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

     SEC. "SEC" shall mean the United States Securities and Exchange Commission.

     SECURITIES ACT. "Securities Act" shall mean the Securities Act of 1933, as amended.

     SUBSIDIARY. An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns, beneficially or of record, an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body.

     SUPERIOR OFFER. "Superior Offer" shall mean an unsolicited, bona fide written Acquisition Proposal on terms that the board of directors of BioStar or Cortech, as the case may be, determines in its reasonable

                                      A-A-4
judgment, after consultation with its financial advisor, to be more favorable to BioStar's stockholders or Cortech's stockholders, as the case may be, than the terms of the Merger.

     TAX. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

     TAX RETURN. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

     WELFARE PLAN. "Welfare Plan" shall mean an employee welfare benefit plan (as defined in Section 3(1) of ERISA, whether or not excluded from coverage under specific Titles or Subtitles of ERISA).

                                      A-A-5

                                   EXHIBIT B

                       FORM OF BIOSTAR CHARTER AMENDMENT

                                       TO

                     RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                                 BIOSTAR, INC.

     BioStar, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

     FIRST: The name of the Corporation is BioStar, Inc.

     SECOND: The original certificate of incorporation of the Corporation was
(i) filed with the Secretary of State of Delaware on May 21, 1992, and (ii) a restated certificate of incorporation was filed on June 24, 1997 (the "Restated Certificate").

     THIRD: The board of directors of the Corporation, acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, has adopted resolutions to amend the Certificate of Incorporation.

     FOURTH: The Certificate of Incorporation shall be amended as follows:

          1. Subsection 2(a) of Article IV shall be amended to read in full as follows:

        "a. In the event of a liquidation, dissolution or winding up of this corporation, other than the Excluded Merger (as defined in subsection 5(a)(iv) below), either voluntary or involuntary:"

          2. The following proviso shall be inserted at the end of subsection 5(a) of Article IV, immediately after subsection 5(a)(ii)(D):

        "(iii) This Section 5 shall not apply to a merger of Cortech Merger Sub, Inc., a wholly-owned subsidiary of Cortech, Inc., with and into the Corporation (the "Excluded Merger") pursuant to the Agreement and Plan of Merger and Reorganization dated as of December 19, 1997 among Cortech, Inc., Cortech Merger Sub, Inc. and the Corporation, as such agreement may be amended from time to time in accordance with the provisions thereof (the "Reorganization Agreement").

          3. The following subsection 5(g) shall be added to Article IV, immediately following sub-section 5(f):

        "g. Notwithstanding any other provision of this Restated Certificate, in the event of the Excluded Merger no holder of Preferred Stock or Common Stock shall be entitled to receive, as consideration for any of such holder's Preferred Stock or Common Stock, any payment, consideration or exchange of cash, securities or other property other than the consideration set forth in the Reorganization Agreement."

     FIFTH: Thereafter, pursuant to a resolution of the board of directors of the Corporation, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware.

                                      A-B-1

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of
Amendment to be signed by its duly authorized officer this      day of
          , 1998.

                                            BioStar, Inc.

                                            By:
                                              ----------------------------------
                                                       Teresa W. Ayers
                                              President/Chief Executive Officer

                                      A-B-2

                                   EXHIBIT C
                          FORM OF AFFILIATE AGREEMENT

     THIS AFFILIATE AGREEMENT (this "Agreement") is made and entered into as of
            , 199 , by and among Cortech, Inc., a Delaware corporation ("Cortech"), BioStar, Inc., a Delaware corporation ("BioStar") and the undersigned stockholder who may be deemed an affiliate ("Affiliate") of BioStar. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Reorganization Agreement (as defined below).

                                    RECITALS

     A. BioStar, Cortech and Cortech Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Cortech ("Merger Sub"), have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") which contemplates that BioStar and Merger Sub will execute a Certificate of Merger, which Agreement and Certificate (collectively, the "Merger Agreements") provide for the merger (the "Merger") of Merger Sub with and into BioStar. Pursuant to the Merger, all outstanding capital stock of BioStar will be converted into Common Stock of Cortech.

     B. Affiliate is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding BioStar capital stock as is indicated on the final page of this Agreement, which shares shall be exchanged for shares of Cortech Common Stock as a result of the Merger (for purposes of this Agreement, "Shares" means shares of BioStar capital stock and the shares of Cortech Common Stock issued in exchange therefor as a result of the Merger).

     C. Affiliate understands that, since the Affiliate may be deemed to be an "affiliate" of BioStar (within the meaning of Rule 145 ("Rule 145") promulgated by the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act")), the Shares may only be disposed of in conformity with the limitations described herein. Affiliate has been informed that the treatment of the Merger as a tax-free reorganization under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), is dependent upon the accuracy of certain of the representations and warranties and the compliance with certain of the agreements set forth herein. Affiliate further understands that the representations, warranties and agreements set forth herein will be relied upon by Cortech, BioStar and their respective counsel and independent auditors.

     NOW THEREFORE, the parties agree as follows:

     1) New Shares. Affiliate agrees that any shares of capital stock of BioStar that Affiliate purchases or with respect to which Affiliate otherwise acquires beneficial ownership after the date of this Agreement and prior to the Effective Time of the Merger ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2) Tax Treatment; Rule 145. Affiliate understands and agrees that it is intended that the Merger qualify as a "reorganization" under Section 368 of the Code. Affiliate further understands and agrees that Affiliate may be deemed to be an "affiliate" of BioStar within the meaning of Rule 145, although nothing contained herein should be construed as an admission of such fact.

     3) Reliance Upon Representations, Warranties and Covenants. Affiliate has been informed that the treatment of the Merger as a reorganization for federal income tax purposes requires that a sufficient number of former stockholders of BioStar maintain a meaningful continuing equity ownership interest in Cortech after the Merger. Affiliate understands that the representations, warranties and covenants of Affiliate set forth herein will be relied upon by Cortech, BioStar and their respective counsel and independent auditors.

     4) Representations, Warranties and Covenants of Affiliate.

     (a) Affiliate has full power and authority to execute this Agreement, to make the representations, warranties and covenants herein contained and to perform Affiliate's obligations hereunder.

                                      A-C-1

     (b) Set forth below the signatures below is the number of shares of BioStar capital stock owned by Affiliate, including all BioStar capital stock as to which Affiliate has sole or shared voting or investment power and all rights, options and warrants to acquire BioStar capital stock owned or held by Affiliate.

     (c) Except as may be specifically required by court order, Affiliate will not sell, transfer, exchange, pledge or otherwise dispose of, or make any offer or agreement relating to the foregoing with respect to, any shares of Cortech Common Stock that Affiliate may acquire in connection with the Merger, or any securities that may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor (all such shares and other securities of Cortech are sometimes collectively referred to as "Restricted Securities"), or any option, right or other interest with respect to any Restricted Securities, unless: (i) such transaction is permitted pursuant to Rule 145(d) under the Securities Act; (ii) counsel representing Affiliate, which counsel is reasonably satisfactory to Cortech, shall have advised Cortech in a written opinion letter satisfactory to Cortech and Cortech's legal counsel, and upon which Cortech and its legal counsel may rely, that no registration statement under the Securities Act would be required in connection with the proposed sale, transfer or other disposition; (iii) a registration statement under the Securities Act covering the Cortech Common Stock proposed to be sold, transferred or otherwise disposed of, describing the manner and terms of the proposed sale, transfer or other disposition, and containing a current prospectus, shall have been filed with the SEC and made effective under the Securities Act; or (iv) an authorized representative of the SEC shall have rendered written advice to Affiliate (sought by Affiliate or counsel to Affiliate, with a copy thereof and all other related communications delivered to Cortech) to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take any action, with respect to the proposed disposition if consummated.

     (d) Affiliate has, and as of the Effective Time of the Merger will have, no present plan or intent to engage in a sale, exchange, transfer, pledge, disposition or any other transaction that results in a reduction in the risk of
ownership (collectively, a "Sale") with respect to more than     % of the shares
of Cortech Common Stock to be acquired by the undersigned Affiliate upon consummation of the Merger. Affiliate is not aware of, or participating in, any present plan or intention (a "Plan") on the part of BioStar stockholders to engage in Sales of shares of Cortech Common Stock to be issued in the Merger such that the aggregate fair market value, as of the Effective Time of the
Merger, of the shares subject to such Sales would exceed     % of the aggregate
fair market value of all shares of outstanding BioStar capital stock immediately prior to the Merger. For purposes of the preceding sentence, shares of BioStar capital stock (i) that are exchanged for cash in lieu of fractional shares of Cortech capital stock, or (ii) with respect to which a pre-Merger sale occurs in a Related Transaction (as defined below), shall be considered to be shares of BioStar capital stock that are exchanged for Cortech Common Stock in the Merger and then disposed of pursuant to a Plan. A Sale of Cortech Common Stock shall be considered to have occurred pursuant to a Plan if, among other things, such Sale occurs in a Related Transaction. For purposes of this Section 4(d), a "Related Transaction" shall mean a transaction that is in contemplation of, or related or pursuant to, the Merger or the Merger Agreements. If any of Affiliate's representations in this subsection (d) cease to be true at any time prior to the Effective Time of the Merger, Affiliate will deliver to each of BioStar and Cortech, prior to the Effective Time of the Merger, a written statement to that effect, signed by Affiliate.

     5) Rules 144 and 145. From and after the Effective Time of the Merger and for so long as is necessary in order to permit Affiliate to sell the Cortech Common Stock held by Affiliate pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act ("Rule 144"), Cortech will use its best efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Exchange Act referred to in paragraph (c)(1) of Rule 144 under the Securities Act (or if applicable, Cortech will use its best efforts to make publicly available the information regarding itself referred to in paragraph (c)(2) of Rule 144), in order to permit Affiliate to sell the Cortech Common Stock held by it pursuant to the terms and conditions of Rule 145 and the applicable provisions of Rule 144.

                                      A-C-2

     6) Limited Resales. Affiliate understands that, in addition to the restrictions imposed under Section 4 of this Agreement, the provisions of Rule 145 currently limit Affiliate's public resales of Restricted Securities, in the manner set forth in subsections (a), (b) and (c) below:

          (a) Unless and until the restriction "Cut-off" provisions of Rule 145(d)(2) or Rule 145(d)(3) set forth below become available, public resales of Restricted Securities may only be made by Affiliate in compliance with the requirements of Rule 145(d)(1). Rule 145(d)(1) permits such resales only: (i) while Cortech meets the public information requirements of Rule 144(c); (ii) in brokers' transactions or in transactions with a market maker; and (iii) where the aggregate number of Restricted Securities sold at any time, together with all sales of Cortech Common Stock sold for Affiliate's account during the preceding three-month period does not exceed the greater of (A) one percent (1%) of the Cortech Common Stock outstanding or (B) the average weekly volume of trading in Cortech Common Stock during the four (4) calendar weeks preceding the date of receipt of the order to execute the sale.

          (b) Affiliate may make unrestricted sales of Restricted Securities pursuant to Rule 145(d)(2) if: (i) Affiliate has beneficially owned (within the meaning of Rule 144(d)) the Restricted Securities for at least one (1) year after the Effective Time of the Merger; (ii) Affiliate is not an affiliate of Cortech; and (iii) Cortech meets the public information requirements of Rule 144(c).

          (c) Affiliate may make unrestricted sales of Restricted Securities pursuant to Rule 145(d)(3) if: (i) Affiliate has beneficially owned (within the meaning of Rule 144(d)) the Restricted Securities for at least two (2) years and (ii) Affiliate is not, and has not been for at least three (3) months, an affiliate of Cortech.

          (d) Cortech acknowledges that the provisions of Section 4(c) of this Agreement will be satisfied as to any sale by the undersigned of the Restricted Securities pursuant to Rule 145(d), by a broker's letter and a letter from the undersigned with respect to that sale stating that each of the above-described requirements of Rule 145(d)(1) has been met or is inapplicable by virtue of Rule 145(d)(2) or Rule 145(d)(3) (as such Rules may in effect at such time); provided, however, that Cortech has no reasonable basis to believe that such sales were not made in compliance with such provisions of Rule 145(d).

     7. Legends. Affiliate also understands and agrees that there will be placed on the certificates evidencing the Restricted Securities a legend stating in substance:

        "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD, PLEDGED, EXCHANGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT."

     Cortech agrees to remove promptly such legend upon full compliance with this Agreement by the undersigned, including, without limitation, a sale or transfer of Cortech Common Stock permitted under Section 4(c) above.

     8) Termination. This Agreement shall be terminated and shall be of no further force or effect in the event of the termination of the Reorganization Agreement pursuant to Article VIII of the Reorganization Agreement.

     9) Partnership Distributions. Any other provisions of this Agreement notwithstanding, if the undersigned Affiliate is organized as a partnership, BioStar and Cortech hereby agree that such partnership shall be permitted to make a distribution to its partners of shares of BioStar capital stock (if made prior to the Effective Time of the Merger) or of shares of Cortech capital stock received in the Merger so long as the undersigned Affiliate and its partnership distributees provide assurances, acceptable to Cortech and BioStar in their reasonable discretion, that such distributions (i) are permissible under Rule 145, and (ii) will not prevent the Merger from being treated as a tax-free reorganization for federal income tax purposes.

                                      A-C-3

10) Miscellaneous.

     (a) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

     (b) Binding Agreement. This Agreement will inure to the benefit of and be binding upon and enforceable against the parties and their successors and assigns, including administrators, executors, representatives, heirs, legatees and devisees of Affiliate and pledgees holding Restricted Securities as collateral.

     (c) Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto.

     (d) Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     (e) Attorneys' Fees. In the event of any legal action or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys' fees, whether or not the proceeding results in a final judgment.

     (f) Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

     (g) Third Party Reliance. Counsel to and independent auditors for the parties shall be entitled to rely upon this Affiliate Agreement.

                    [REST OF PAGE INTENTIONALLY LEFT BLANK]

                                      A-C-4

     IN WITNESS WHEREOF, the parties have caused this Affiliate Agreement to be duly executed on the day and year first above written.

CORTECH                                  AFFILIATE

By:                                      By:
   ------------------------------           --------------------------------

Name:
     ----------------------------        Affiliate's address for notice:

Title:
      ---------------------------        -----------------------------------

BIOSTAR                                  -----------------------------------

By:
   ------------------------------        Shares beneficially owned:

Name:                                    ____ shares of BioStar Common Stock
     ----------------------------
                                         ____ shares of BioStar Common Stock
Title:                                        issuable upon exercise of
      ---------------------------             outstanding options and warrants


                                         ____ shares of BioStar Preferred
                                              Stock

                                         ____ shares of BioStar Preferred
                                              Stock issuable upon exercise
                                              of outstanding options and
                                              warrants

                                      A-C-5

                                                                      APPENDIX B

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                                 CORTECH, INC.

     Cortech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), does hereby certify:

     FIRST: That at a meeting of the Board of Directors of the Company, resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of the Company, declaring said amendments to be advisable and calling a meeting of the stockholders of the Company for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

          RESOLVED, that a proposed amendment to the Certificate of Incorporation of the Company effecting changes in Article II thereof is hereby approved and adopted:

             Article II is hereby amended to read in its entirety as follows:

                The name of the Corporation is BioStar Holdings, Inc. (hereinafter referred to as the "Corporation").

          RESOLVED FURTHER, that a proposed amendment to the Certificate of Incorporation of the Company effecting changes in Article V, Section 1 thereof is hereby approved and adopted:

             Article V, Section 1 is hereby amended to read in its entirety as follows:

                Section 1. Authorized Shares.

                The aggregate number of shares of capital stock which this Corporation shall have the authority to issue shall be 52,000,000 shares, 50,000,000 of which shall be Common Stock, with a par value of $0.002 per share (hereinafter referred to as "Common Stock"), and 2,000,000 of which shall be Preferred Stock, with a par value of $0.002 per share (hereinafter referred to as "Preferred Stock").

                Upon the amendment of this Section 1 of Article V to read as
           herein set forth, each [          (  )] outstanding shares of Common
           Stock are combined into one (1) share of Common Stock (without any effect on the authorized number of such shares); provided, however, that the Corporation shall issue no fractional shares, but shall instead pay in cash to any stockholder who would be entitled to receive a fractional share as the result of the action set forth in this Section 1 of Article V the fair market value of such fractional share as determined by the Board of Directors as of the effective date of the Amendment of this Section 1 of Article V.

     [SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Company was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.]

     [THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.]

     IN WITNESS WHEREOF, the Company has caused this certificate to be signed by
               , its authorized officer, this      day of           , 1998.

                                            CORTECH, INC.

                                            By:
                                            ------------------------------------

                                            Title:
                                            ------------------------------------

                    APPENDIX C -- OPINION OF COWEN & COMPANY

December 22, 1997

Board of Directors
Cortech, Inc.
6859 North Broadway
Denver, CO 80221

Gentlemen:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Cortech, Inc. (the "Company"), of the terms of the Transaction (as hereinafter defined) with BioStar, Inc. ("BioStar"). For the purposes of this opinion, the "Transaction" means the transaction described below pursuant to that certain draft Agreement and Plan of Merger and Reorganization among the Company, Cortech Merger Sub, Inc. ("Merger Sub") and BioStar dated December 22, 1997 (the "Agreement").

As more specifically set forth in the Agreement, and subject to certain terms and conditions thereof, Merger Sub shall be merged with and into BioStar (the "Merger") with BioStar continuing as the surviving corporation, and (a) each outstanding share of Common Stock, par value $0.0001 per share, of BioStar ("BioStar Common Stock") and each outstanding share of Preferred Stock, par value of $0.0001 per share, of BioStar ("BioStar Preferred Stock") (other than shares held by the Company or BioStar) shall be converted into the right to receive the number of fully paid and nonassessable shares of Cortech Common Stock (which number will reflect a one for four reverse stock split to be effected immediately prior to the effective time of the Merger) equal to a fraction the numerator of which is 28,500,000 and the denominator of which is the number of shares of BioStar Common Stock and BioStar Preferred Stock outstanding plus the number of shares of BioStar Common Stock and BioStar Preferred Stock issuable upon exercise as of the effective time of all (i) outstanding BioStar warrants and (ii) outstanding BioStar options; and (b) each share of the common stock, $0.001 par value, of Merger Sub then outstanding shall be converted into one share of common stock of the surviving corporation.

In the ordinary course of its services, Cowen & Company ("Cowen") is regularly engaged in the valuation and pricing of businesses and their securities and in advising corporate securities issuers on related matters.

In arriving at our opinion, Cowen has, among other things:

          (1) reviewed the Company's financial statements for the fiscal years ended December 31, 1994, 1995 and 1996 and for the quarters ended September 30, 1996 and September 30, 1997, respectively, certain publicly available filings with the Securities and Exchange Commission and certain other relevant financial and operating data of the Company;

          (2) reviewed BioStar's financial statements for the fiscal years ended December 31, 1994, 1995 and 1996 and for the quarters ended September 30, 1996 and September 30, 1997, respectively, and certain other relevant financial and operating data of BioStar;

          (3) reviewed a draft Agreement, dated December 22, 1997;

          (4) held meetings and discussions with management and senior personnel of the Company and BioStar to discuss the business, operations, historical financial results and future prospects of the Company and BioStar;

          (5) reviewed financial projections furnished to us by the management of the Company, including, among other things, the capital structure, sales, net income, cash flow, capital requirements and other data of the Company we deemed relevant;

          (6) reviewed financial projections furnished to us by the management of BioStar, including, among other things, the capital structure, sales, net income, cash flow, capital requirements and other data of BioStar we deemed relevant;

          (7) reviewed the valuation of the Company and BioStar in comparison to other similar publicly traded companies;

          (8) analyzed the potential pro forma financial effects of the Transaction; and

          (9) conducted such other studies, analysis, inquiries and investigations as we deemed appropriate.

Cowen was not requested to, and did not, solicit third party indications of interest in acquiring all or substantially all of the stock or assets of the Company.

On December 22, 1997, the closing price of the Common Stock of the Company in the last transaction reported by Nasdaq National Market was $0.656 per share.

In rendering our opinion, we relied upon the Company's and BioStar's respective managements with respect to the accuracy and completeness of the financial and other information furnished to us as described above. We assumed that financial forecasts, projections and estimates of operating efficiencies and potential synergies reflected the best currently available estimates and judgments of the Company's and BioStar's management as to the expected future financial performance of their respective entities. We have not assumed any responsibility for independent verification of such information, including financial information, nor have we made an independent evaluation or appraisal of any of the properties or assets of the Company or BioStar. We have visited the headquarters of the Company. With respect to all legal matters relating to the Company and BioStar, we have relied on the advice of legal counsel to the Company.

Our opinion is necessarily based on general economic, market financial and other conditions as they exist on, and can be evaluated as of, the date hereof, as well as the information currently available to us. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion. Our opinion does not constitute a recommendation to any stockholder as how such stockholder should vote on the proposed Transaction. Our opinion does not imply any conclusion as to the likely trading range for the Company Common Stock following consummation of the Transaction or otherwise, which may vary depending on numerous factors that generally influence the price of securities. Our opinion is limited to the fairness, from a financial point of view, of the terms of the Transaction. We express no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Board of Directors of the Company to approve, or the Company's decision to consummate, the Transaction.

For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory or other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent on the consummation of the Transaction. We will also receive a fee for rendering this opinion. In addition, in the ordinary course of its business, Cowen trades the debt and equity securities of the Company for its own account and for the accounts of its customers, and, accordingly, it may at any time hold a long or short position in such securities.

On the basis of our review and analysis, as described above, it is our opinion as investment bankers that, as of the date hereof, the financial terms of the Transaction are fair, from a financial point of view, to the Company.

Very truly yours,

Cowen & Company

       APPENDIX D -- SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251 (other than a merger effected pursuant to subsection (g) of Section 251 of this title), 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law (the "Delaware Code"), the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Generally, the Registrant's Bylaws provide that the Registrant will indemnify each of its directors and officers to the fullest extent not prohibited by Delaware law, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. With respect to a suit brought by or in the right of the Registrant, indemnification will not be provided for expenses incurred in connection with any claim, issue or matter as to which such person shall have been adjudged liable to the Registrant unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper. The Registrant's Bylaws also provide that the Company may indemnify employees and other agents of the Company who are not directors or officers as set forth in the Delaware Code.

     The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Reorganization Agreement provides that from and after the Effective Time of the Merger, the Registrant shall and shall cause BioStar, to the fullest extent permitted under applicable law, to indemnify, defend and hold harmless each person who served as a director or officer of the Registrant or BioStar prior to the Effective Time of the Merger against and from (i) any losses, claims damages, expenses (including reasonable attorneys' fees and court costs), liabilities or judgements and (ii) any amounts that are paid in settlement, with the consent of the Registrant (which consent will not be unreasonably withheld), of or in connection with any legal proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such person is or was an officer or director of the Registrant or BioStar, whether pertaining to any matter arising before or after the Effective Time.

     In addition, the Registrant will provide directors' and officers' insurance to each of its directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
          2.1            -- Agreement and Plan of Merger and Reorganization dated as of December 22, 1997 among Cortech, Inc., Cortech Merger
                            Sub, Inc. and BioStar, Inc. (attached as Appendix A to
                            Joint Proxy Statement/Prospectus).
          3.1            -- Certificate of Incorporation of Cortech, Inc.(1)
          3.2            -- Proposed Certificate of Amendment to Certificate of
                            Incorporation of Cortech, Inc. (see Appendix B).
          3.3            -- Certificate of Designation for Series A Junior
                            Participating Preferred Stock.(12)
          3.4            -- Amended and Restated Bylaws of Cortech, Inc.
          4.1            -- Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 10.21,
                            10.22, 10.30, 10.34, 10.52, 10.71, 10.72, 10.73, 10.74,
                            10.75, 10.76, 10.77, 10.78, 10.79 and 10.81.
          4.2            -- Specimen certificate for the Common Stock of Cortech,
                            Inc.(1)
          5.1            -- Legal opinion of Pillsbury Madison & Sutro LLP.
          8.1**          -- Tax opinion of Pillsbury Madison & Sutro LLP.
          8.2**          -- Tax opinion of Cooley Godward LLP.
         10.2            -- Lease Agreement dated April 2, 1992, as amended, between
                            Lyon-Stewart Associates and Cortech, Inc.(1)
         10.3            -- Lease Agreement dated March 5, 1993, as amended, between
                            Lyon-Stewart Associates and Cortech, Inc.(5)
         10.7            -- Lease Agreement dated May 14, 1993, as amended, between
                            Lyon-Stewart Associates and Cortech, Inc.(5)
         10.13           -- Purchase and Sale Agreement (Vacant Land) dated February
                            16, 1994, between Cortech, Inc. and Golden West Equity
                            Properties, Inc. and Park Centre Limited Partnerships.(7)
         10.14           -- Research Agreement dated June 30, 1987, as amended
                            through December 31, 1996, between HMRI,
                            successor-in-interest to Marion Merrell Dow Inc., and
                            Cortech, Inc.(1)
         10.19           -- Fifth Amendment of Research Agreement dated January 14,
                            1994, between HMRI and Cortech, Inc.(6)
         10.21           -- Warrant to Purchase dated June 30, 1998, between HMRI and
                            Cortech, Inc.(1)
         10.22           -- Warrant to Purchase dated February 28, 1990, between HMRI and Cortech, Inc.(1)
         10.25           -- License Agreement dated June 30, 1987, between HMRI and
                            Cortech, Inc.(1)
         10.27           -- Amended and Restated License Agreement dated as of May
                            28, 1993, between HMRI and Cortech, Inc.(3)
         10.28           -- Sponsored Research and License Agreement dated February
                            13, 1987, between The John Hopkins University and
                            Cortech, Inc.(1)
         10.29           -- License Agreement dated June 30, 1987, between the
                            Research Foundation of the State of New York and Cortech,
                            Inc.(1)
         10.30           -- Stock Purchase Agreement dated July 8, 1994, between
                            Cortech, Inc. and the Research Foundation of State
                            University of New York.(9)
         10.31           -- Royalty Buyout Agreement dated July 8, 1994, between
                            Cortech, Inc. and the Research Foundation of State
                            University of New York.(9)

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
         10.32*          -- Development Agreement dated May 2, 1994, between Cortech,
                            Inc. and Abbott Laboratories.(8)
         10.34           -- Form of Warrant issued in connection with the CDC
                            offering.(1)
         10.35           -- Purchase Option Agreement dated February 13, 1992,
                            between CDC and Cortech, Inc.(1)
         10.36           -- Technology License Agreement dated February 13, 1992,
                            between CDC and Cortech, Inc.(1)
         10.37           -- Research and Development Agreement dated February 13,
                            1992, between CDC and Cortech, Inc.(1)
         10.38           -- Services Agreement dated February 13, 1992, between CDC and Cortech, Inc.(1)
         10.39           -- Amended and Restated Incentive Stock Option Plan of
                            Cortech, Inc.(1)
         10.40           -- 1991 Non-employee Directors' Stock Option Plan of
                            Cortech, Inc.(2)
         10.41           -- Amended and Restated 1992 Non-employee Directors' Stock
                            Option Plan of Cortech, Inc.(6)
         10.42           -- 1993 Employee Stock Purchase Plan of Cortech, Inc.(4)
         10.43           -- 1993 Equity Incentive Plan of Cortech, Inc.(6)
         10.45           -- Resignation and Separation Agreement dated March 10,
                            1994, between Cortech, Inc. and David K. Crossen.(7)
         10.47           -- Executive Officers' Severance Benefit Plan.(14)
         10.48           -- Sixth Amendment of Research Agreement dated March 15,
                            1995, between HMRI and Cortech, Inc.(14)
         10.50*          -- Product Development and License Agreement dated November
                            1, 1995, between Cortech, Inc. and SmithKline
                            Beecham.(14)
         10.51           -- Seventh Amendment of Research Agreement dated December
                            21, 1995, between HMRI and Cortech, Inc.(14)
         10.52           -- Warrant to Purchase dated June 30, 1992, between HMRI and
                            Cortech, Inc.(14)
         10.53           -- Rights Agreement drafted as of June 13, 1995, between
                            Cortech, Inc. and American Securities Transfer, Inc.(11)
         10.54           -- Buy-Out Agreement dated September 9, 1996, between
                            Cortech, Inc. and HMRI.(13)
         10.55           -- Amendment No. 1 to Executive Officers' Severance Benefit
                            Plan.(14)
         10.57*          -- Second Amendment of the Research, Development and License
                            Agreement dated April 23, 1997, between Ono and Cortech,
                            Inc.(15)
         10.58+          -- Development Agreement between BioStar, Inc. and Asahi
                            Chemical Industry Co., Ltd. dated as of August 1, 1997.
         10.59+          -- Technology License Agreement between BioStar, Inc. and
                            Asahi Chemical Industry Co., Ltd. dated as of August 1,
                            1997.
         10.60+          -- Diagnostic Development and Commercialization Agreement
                            between BioStar, Inc. and Biota Scientific Management Pty
                            Ltd dated May 23, 1997.
         10.61+          -- Distribution Agreement between BioStar, Inc. and Murex
                            Diagnostics, Inc. dated as of January 1, 1997, as
                            amended.
         10.62+          -- Distribution Agreement between BioStar, Inc. and Wyntek
                            Diagnostics, Inc. dated as of July 1, 1997, as amended.

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
         10.63           -- Notice of Grant Award to BioStar, Inc. from the National
                            Institutes of Health issued September 29, 1995.
         10.64           -- Notice of Grant Award to BioStar, Inc. from the National
                            Institutes of Health issued September 30, 1997.
         10.65           -- Subordinated Security Agreement between BioStar, Inc. and
                            Comdisco, Inc. dated May 3, 1995, as amended by Amendment
                            to Subordinated Security Agreement dated as of March 20,
                            1996.
         10.66           -- Subordination Agreement between BioStar, Inc. and
                            Comdisco, Inc. dated as of May 3, 1995.
         10.67           -- Subordinated Promissory Note payable by BioStar, Inc. to
                            Comdisco, Inc. dated March 20, 1996.
         10.68           -- Form of Convertible Subordinated Promissory Note issued by BioStar, Inc. on March 20, 1996 and April 15, 1996 to
                            certain investors.
         10.69           -- Form of Subordinated Promissory Note issued by BioStar,
                            Inc. on June 20, 1997 to certain investors.
         10.70           -- Loan and Security Agreement between BioStar, Inc. and
                            Venture Lending dated as of May 1, 1997.
         10.71           -- Warrant to Purchase Shares of Series B Preferred Stock of
                            BioStar, Inc. issued to Dominion Ventures, Inc. dated
                            November 2, 1992.
         10.72           -- Warrant Agreement to Purchase Shares of the Series E
                            Preferred Stock of BioStar, Inc. issued to Comdisco, Inc.
                            dated May 3, 1995.
         10.73           -- Warrant Agreement to Purchase Shares of the Series E
                            Preferred Stock of BioStar, Inc. issued to Comdisco, Inc.
                            dated May 3, 1995.
         10.74           -- Warrant to Purchase Shares of Series E Preferred Stock of
                            BioStar, Inc. issued to Dominion Ventures, Inc. dated
                            February 18, 1994.
         10.75           -- Warrant to Purchase Shares of Series E Preferred Stock of
                            BioStar, Inc. issued to Silicon Valley Bank dated
                            September 15, 1995.
         10.76           -- Warrant to Purchase Shares of Series E Preferred Stock of
                            BioStar, Inc. issued to Venture Lending dated May 1,
                            1997.
         10.77           -- Warrant to Purchase Shares of Common Stock of BioStar,
                            Inc. issued to Silicon Valley Bank dated October 28,
                            1996.
         10.78           -- Form of Warrant to Purchase Shares of Common Stock of
                            BioStar, Inc. issued to the Convertible Subordinated
                            Noteholders.
         10.79           -- Form of Warrant to Purchase Shares of Series F Preferred
                            Stock of BioStar, Inc. issued to the Subordinated
                            Noteholders.
         10.80           -- Restated Investors' Rights Agreement among BioStar, Inc.
                            and the investors named therein dated as of November 14,
                            1994, as amended.
         10.81           -- Restated Investors' Rights Agreement among BioStar, Inc.
                            and the investors named therein dated as of             ,
                            1998.
         10.82           -- Master Lease Agreement between BioStar, Inc. and
                            Comdisco, Inc. dated May 3, 1995.
         10.83           -- Dominion Ventures Master Lease Agreement between BioStar,
                            Inc. and Dominion Ventures, Inc. dated November 2, 1992.
         10.84           -- Net Lease Agreement between BioStar, Inc. and Nationwide
                            Life Insurance Company dated as of September 10, 1992, as
                            amended by an amendment thereto dated as of February 13,
                            1993.

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
         10.85           -- Amendment to Leases between Clear Creek II, L.P. and
                            Cortech, Inc. dated September 8, 1997.
         10.86           -- Employment Agreement between Teresa W. Ayers and BioStar,
                            Inc. dated as of February 10, 1997.
         10.87           -- Employment Agreement between Kim Stebbings and BioStar,
                            Inc. dated as of February 10, 1997.
         10.88           -- Employment Agreement between Noel T. Doheny and BioStar,
                            Inc. dated as of February 10, 1997.
         10.89           -- Employment Agreement between Edward C. Pritchard and
                            BioStar, Inc. dated as of September 1, 1997.
         10.90           -- Employment Agreement between Lyndal K. Hesterberg and
                            BioStar, Inc. dated as of February 10, 1997.
         10.91           -- Consulting Service Agreement between Alexander E. Barkas,
                            Ph.D. and BioStar, Inc. dated as of October 1, 1997.
         10.92           -- Amended and Restated Consulting Services Agreement
                            between Thomas A. Bologna and BioStar, Inc. dated as of
                            August 31, 1997.
         10.93           -- 1995 Equity Incentive Plan of BioStar, Inc.
         10.94           -- Executive Compensation and Benefits Continuation
                            Agreement between Cortech, Inc. and Kenneth R. Lynn,
                            dated October 14, 1997, as amended February 12, 1998.
         10.95           -- Agreement, dated February 12, 1998, between Cortech, Inc.
                            and Diarmuid F. Boran.
         11.1            -- Statement re: computation of earnings per share.
         23.1            -- Consent of Arthur Andersen LLP.
         23.2            -- Consent of Ernst & Young LLP.
         23.3            -- Consent of Pillsbury Madison & Sutro LLP (included in
                            opinion filed as Exhibit 5.1).
         23.4            -- Consent of Pillsbury Madison & Sutro LLP regarding tax
                            matters (included in opinion filed as Exhibit 8.1).
         23.5            -- Consent of Cooley Godward LLP regarding tax matters
                            (included in opinion filed as Exhibit 8.2).
         24.1            -- Power of Attorney (See page II-9).
         27.1            -- Financial Data Schedule.
         99.1            -- Proxy Card of Cortech, Inc.
         99.2            -- Proxy Card of BioStar, Inc.

---------------

 (1) Filed as an exhibit to Cortech, Inc.'s Registration Statement on Form S-1, filed October 13, 1992, file number 33-53244, or amendments thereto and incorporated herein by reference.

 (2) Filed as an exhibit to Cortech, Inc.'s annual report on Form 10-K for the year ended December 31, 1992, and incorporated herein by reference.

 (3) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 1993, and incorporated herein by reference.

 (4) Filed as an exhibit to Cortech, Inc.'s Registration Statement on Form S-8, filed March 29, 1993, file number 33-60242, or amendments thereto, and incorporated herein by reference.

 (5) Filed as an exhibit to Cortech, Inc.'s Registration Statement on Form S-1, filed September 27, 1993, file number 33-69402, or amendments thereto and incorporated herein by reference.

 (6) Filed as an exhibit to Cortech, Inc.'s annual report on Form 10-K for the year ended December 31, 1993, and incorporated herein by reference.

 (7) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 1994, and incorporated herein by reference.

 (8) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference.

 (9) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1994, and incorporated herein by reference.

(10) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 1995, and incorporated herein by reference.

(11) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1995, and incorporated herein by reference.

(12) Filed as an exhibit to Cortech, Inc.'s annual report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(13) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.

(14) Filed as an exhibit to Cortech, Inc.'s annual report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.

(15) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference.

  *  Subject to Confidential Treatment Order.

 **  To be filed by amendment.

  + The Registrant has applied for confidential treatment with respect to portions of this exhibit.

     (b) Financial Statement Schedules.

     Schedules not listed have been omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements, management's discussion and analysis or notes thereto.

ITEM 22. UNDERTAKINGS.

     (1) The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (3) That every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (5) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, County of Denver, State of Colorado, on the 13th day of February, 1998.

                                            CORTECH, INC.

                                            By:    /s/ KENNETH R. LYNN
                                            ------------------------------------
                                                      Kenneth R. Lynn
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth R. Lynn his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming his signature as it may be signed by his said attorney to any and all amendments to said Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                   /s/ KENNETH R. LYNN                  President, Chief Executive     February 13, 1998
-----------------------------------------------------     Officer and Chairman of
                   Kenneth R. Lynn                        the Board, Acting Chief
                                                          Financial Officer and
                                                          Director (principal
                                                          executive officer and
                                                          principal financial and
                                                          accounting officer)

                /s/ DONALD KENNEDY, PH.D.               Director                       February 13, 1998
-----------------------------------------------------
                Donald Kennedy, Ph.D.

                 /s/ ALLEN MISHER, PH.D.                Director                       February 13, 1998
-----------------------------------------------------
                 Allen Misher, Ph.D.

                    /s/ BERT FINGERHUT                  Director                       February 13, 1998
-----------------------------------------------------
                   Bert Fingerhut

                 /s/ CHARLES COHEN, PH.D.               Director                       February 13, 1998
-----------------------------------------------------
                Charles Cohen, Ph.D.

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
          2.1            -- Agreement and Plan of Merger and Reorganization dated as of December 22, 1997 among Cortech, Inc., Cortech Merger
                            Sub, Inc. and BioStar, Inc. (attached as Appendix A to
                            Joint Proxy Statement/Prospectus).
          3.1            -- Certificate of Incorporation of Cortech, Inc.(1)
          3.2            -- Proposed Certificate of Amendment to Certificate of
                            Incorporation of Cortech, Inc. (see Appendix B).
          3.3            -- Certificate of Designation for Series A Junior
                            Participating Preferred Stock.(12)
          3.4            -- Amended and Restated Bylaws of Cortech, Inc.
          4.1            -- Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 10.21,
                            10.22, 10.30, 10.34, 10.52, 10.71, 10.72, 10.73, 10.74,
                            10.75, 10.76, 10.77, 10.78, 10.79 and 10.81.
          4.2            -- Specimen certificate for the Common Stock of Cortech,
                            Inc.(1)
          5.1            -- Legal opinion of Pillsbury Madison & Sutro LLP.
          8.1**          -- Tax opinion of Pillsbury Madison & Sutro LLP.
          8.2**          -- Tax opinion of Cooley Godward LLP.
         10.2            -- Lease Agreement dated April 2, 1992, as amended, between
                            Lyon-Stewart Associates and Cortech, Inc.(1)
         10.3            -- Lease Agreement dated March 5, 1993, as amended, between
                            Lyon-Stewart Associates and Cortech, Inc.(5)
         10.7            -- Lease Agreement dated May 14, 1993, as amended, between
                            Lyon-Stewart Associates and Cortech, Inc.(5)
         10.13           -- Purchase and Sale Agreement (Vacant Land) dated February
                            16, 1994, between Cortech, Inc. and Golden West Equity
                            Properties, Inc. and Park Centre Limited Partnerships.(7)
         10.14           -- Research Agreement dated June 30, 1987, as amended
                            through December 31, 1996, between HMRI,
                            successor-in-interest to Marion Merrell Dow Inc., and
                            Cortech, Inc.(1)
         10.19           -- Fifth Amendment of Research Agreement dated January 14,
                            1994, between HMRI and Cortech, Inc.(6)
         10.21           -- Warrant to Purchase dated June 30, 1998, between HMRI and
                            Cortech, Inc.(1)
         10.22           -- Warrant to Purchase dated February 28, 1990, between HMRI and Cortech, Inc.(1)
         10.25           -- License Agreement dated June 30, 1987, between HMRI and
                            Cortech, Inc.(1)
         10.27           -- Amended and Restated License Agreement dated as of May
                            28, 1993, between HMRI and Cortech, Inc.(3)
         10.28           -- Sponsored Research and License Agreement dated February
                            13, 1987, between The John Hopkins University and
                            Cortech, Inc.(1)
         10.29           -- License Agreement dated June 30, 1987, between the
                            Research Foundation of the State of New York and Cortech,
                            Inc.(1)
         10.30           -- Stock Purchase Agreement dated July 8, 1994, between
                            Cortech, Inc. and the Research Foundation of State
                            University of New York.(9)
         10.31           -- Royalty Buyout Agreement dated July 8, 1994, between
                            Cortech, Inc. and the Research Foundation of State
                            University of New York.(9)
         10.32*          -- Development Agreement dated May 2, 1994, between Cortech,
                            Inc. and Abbott Laboratories.(8)
         10.34           -- Form of Warrant issued in connection with the CDC
                            offering.(1)

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
         10.35           -- Purchase Option Agreement dated February 13, 1992,
                            between CDC and Cortech, Inc.(1)
         10.36           -- Technology License Agreement dated February 13, 1992,
                            between CDC and Cortech, Inc.(1)
         10.37           -- Research and Development Agreement dated February 13,
                            1992, between CDC and Cortech, Inc.(1)
         10.38           -- Services Agreement dated February 13, 1992, between CDC and Cortech, Inc.(1)
         10.39           -- Amended and Restated Incentive Stock Option Plan of
                            Cortech, Inc.(1)
         10.40           -- 1991 Non-employee Directors' Stock Option Plan of
                            Cortech, Inc.(2)
         10.41           -- Amended and Restated 1992 Non-employee Directors' Stock
                            Option Plan of Cortech, Inc.(6)
         10.42           -- 1993 Employee Stock Purchase Plan of Cortech, Inc.(4)
         10.43           -- 1993 Equity Incentive Plan of Cortech, Inc.(6)
         10.45           -- Resignation and Separation Agreement dated March 10,
                            1994, between Cortech, Inc. and David K. Crossen.(7)
         10.47           -- Executive Officers' Severance Benefit Plan.(14)
         10.48           -- Sixth Amendment of Research Agreement dated March 15,
                            1995, between HMRI and Cortech, Inc.(14)
         10.50*          -- Product Development and License Agreement dated November
                            1, 1995, between Cortech, Inc. and SmithKline
                            Beecham.(14)
         10.51           -- Seventh Amendment of Research Agreement dated December
                            21, 1995, between HMRI and Cortech, Inc.(14)
         10.52           -- Warrant to Purchase dated June 30, 1992, between HMRI and
                            Cortech, Inc.(14)
         10.53           -- Rights Agreement drafted as of June 13, 1995, between
                            Cortech, Inc. and American Securities Transfer, Inc.(11)
         10.54           -- Buy-Out Agreement dated September 9, 1996, between
                            Cortech, Inc. and HMRI.(13)
         10.55           -- Amendment No. 1 to Executive Officers' Severance Benefit
                            Plan.(14)
         10.57*          -- Second Amendment of the Research, Development and License
                            Agreement dated April 23, 1997, between Ono and Cortech,
                            Inc.(15)
         10.58+          -- Development Agreement between BioStar, Inc. and Asahi
                            Chemical Industry Co., Ltd. dated as of August 1, 1997.
         10.59+          -- Technology License Agreement between BioStar, Inc. and
                            Asahi Chemical Industry Co., Ltd. dated as of August 1,
                            1997.
         10.60+          -- Diagnostic Development and Commercialization Agreement
                            between BioStar, Inc. and Biota Scientific Management Pty
                            Ltd dated May 23, 1997.
         10.61+          -- Distribution Agreement between BioStar, Inc. and Murex
                            Diagnostics, Inc. dated as of January 1, 1997, as
                            amended.
         10.62+          -- Distribution Agreement between BioStar, Inc. and Wyntek
                            Diagnostics, Inc. dated as of July 1, 1997, as amended.
         10.63           -- Notice of Grant Award to BioStar, Inc. from the National
                            Institutes of Health issued September 29, 1995.
         10.64           -- Notice of Grant Award to BioStar, Inc. from the National
                            Institutes of Health issued September 30, 1997.
         10.65           -- Subordinated Security Agreement between BioStar, Inc. and
                            Comdisco, Inc. dated May 3, 1995, as amended by Amendment
                            to Subordinated Security Agreement dated as of March 20,
                            1996.

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
         10.66           -- Subordination Agreement between BioStar, Inc. and
                            Comdisco, Inc. dated as of May 3, 1995.
         10.67           -- Subordinated Promissory Note payable by BioStar, Inc. to
                            Comdisco, Inc. dated March 20, 1996.
         10.68           -- Form of Convertible Subordinated Promissory Note issued by BioStar, Inc. on March 20, 1996 and April 15, 1996 to
                            certain investors.
         10.69           -- Form of Subordinated Promissory Note issued by BioStar,
                            Inc. on June 20, 1997 to certain investors.
         10.70           -- Loan and Security Agreement between BioStar, Inc. and
                            Venture Lending dated as of May 1, 1997.
         10.71           -- Warrant to Purchase Shares of Series B Preferred Stock of
                            BioStar, Inc. issued to Dominion Ventures, Inc. dated
                            November 2, 1992.
         10.72           -- Warrant Agreement to Purchase Shares of the Series E
                            Preferred Stock of BioStar, Inc. issued to Comdisco, Inc.
                            dated May 3, 1995.
         10.73           -- Warrant Agreement to Purchase Shares of the Series E
                            Preferred Stock of BioStar, Inc. issued to Comdisco, Inc.
                            dated May 3, 1995.
         10.74           -- Warrant to Purchase Shares of Series E Preferred Stock of
                            BioStar, Inc. issued to Dominion Ventures, Inc. dated
                            February 18, 1994.
         10.75           -- Warrant to Purchase Shares of Series E Preferred Stock of
                            BioStar, Inc. issued to Silicon Valley Bank dated
                            September 15, 1995.
         10.76           -- Warrant to Purchase Shares of Series E Preferred Stock of
                            BioStar, Inc. issued to Venture Lending dated May 1,
                            1997.
         10.77           -- Warrant to Purchase Shares of Common Stock of BioStar,
                            Inc. issued to Silicon Valley Bank dated October 28,
                            1996.
         10.78           -- Form of Warrant to Purchase Shares of Common Stock of
                            BioStar, Inc. issued to the Convertible Subordinated
                            Noteholders.
         10.79           -- Form of Warrant to Purchase Shares of Series F Preferred
                            Stock of BioStar, Inc. issued to the Subordinated
                            Noteholders.
         10.80           -- Restated Investors' Rights Agreement among BioStar, Inc.
                            and the investors named therein dated as of November 14,
                            1994, as amended.
         10.81           -- Restated Investors' Rights Agreement among BioStar, Inc.
                            and the investors named therein dated as of             ,
                            1998.
         10.82           -- Master Lease Agreement between BioStar, Inc. and
                            Comdisco, Inc. dated May 3, 1995.
         10.83           -- Dominion Ventures Master Lease Agreement between BioStar,
                            Inc. and Dominion Ventures, Inc. dated November 2, 1992.
         10.84           -- Net Lease Agreement between BioStar, Inc. and Nationwide
                            Life Insurance Company dated as of September 10, 1992, as
                            amended by an amendment thereto dated as of February 13,
                            1993.
         10.85           -- Amendment to Leases between Clear Creek II, L.P. and
                            Cortech, Inc. dated September 8, 1997.
         10.86           -- Employment Agreement between Teresa W. Ayers and BioStar,
                            Inc. dated as of February 10, 1997.
         10.87           -- Employment Agreement between Kim Stebbings and BioStar,
                            Inc. dated as of February 10, 1997.
         10.88           -- Employment Agreement between Noel T. Doheny and BioStar,
                            Inc. dated as of February 10, 1997.
         10.89           -- Employment Agreement between Edward C. Pritchard and
                            BioStar, Inc. dated as of September 1, 1997.

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
         10.90           -- Employment Agreement between Lyndal K. Hesterberg and
                            BioStar, Inc. dated as of February 10, 1997.
         10.91           -- Consulting Service Agreement between Alexander E. Barkas,
                            Ph.D. and BioStar, Inc. dated as of October 1, 1997.
         10.92           -- Amended and Restated Consulting Services Agreement
                            between Thomas A. Bologna and BioStar, Inc. dated as of
                            August 31, 1997.
         10.93           -- 1995 Equity Incentive Plan of BioStar, Inc.
         10.94           -- Executive Compensation and Benefits Continuation
                            Agreement between Cortech, Inc. and Kenneth R. Lynn,
                            dated October 14, 1997, as amended February 12, 1998.
         10.95           -- Agreement, dated February 12, 1998, between Cortech, Inc.
                            and Diarmuid F. Boran.
         23.1            -- Consent of Arthur Andersen LLP.
         23.2            -- Consent of Ernst & Young LLP.
         23.3            -- Consent of Pillsbury Madison & Sutro LLP (included in
                            opinion filed as Exhibit 5.1).
         23.4            -- Consent of Pillsbury Madison & Sutro LLP regarding tax
                            matters (included in opinion filed as Exhibit 8.1).
         23.5            -- Consent of Cooley Godward LLP regarding tax matters
                            (included in opinion filed as Exhibit 8.2).
         24.1            -- Power of Attorney (See page II-9).
         27.1            -- Financial Data Schedule.
         99.1            -- Proxy Card of Cortech, Inc.
         99.2            -- Proxy Card of BioStar, Inc.

---------------

 (1) Filed as an exhibit to Cortech, Inc.'s Registration Statement on Form S-1, filed October 13, 1992, file number 33-53244, or amendments thereto and incorporated herein by reference.

 (2) Filed as an exhibit to Cortech, Inc.'s annual report on Form 10-K for the year ended December 31, 1992, and incorporated herein by reference.

 (3) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 1993, and incorporated herein by reference.

 (4) Filed as an exhibit to Cortech, Inc.'s Registration Statement on Form S-8, filed March 29, 1993, file number 33-60242, or amendments thereto, and incorporated herein by reference.

 (5) Filed as an exhibit to Cortech, Inc.'s Registration Statement on Form S-1, filed September 27, 1993, file number 33-69402, or amendments thereto and incorporated herein by reference.

 (6) Filed as an exhibit to Cortech, Inc.'s annual report on Form 10-K for the year ended December 31, 1993, and incorporated herein by reference.

 (7) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 1994, and incorporated herein by reference.

 (8) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference.

 (9) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1994, and incorporated herein by reference.

(10) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 1995, and incorporated herein by reference.

(11) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1995, and incorporated herein by reference.

(12) Filed as an exhibit to Cortech, Inc.'s annual report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(13) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.

(14) Filed as an exhibit to Cortech, Inc.'s annual report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.

(15) Filed as an exhibit to Cortech, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference.

  *  Subject to Confidential Treatment Order.

 **  To be filed by amendment.

  + The Registrant has applied for confidential treatment with respect to portions of this exhibit.